UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

FEDERAL HOME LOAN BANK OF DES MOINES
(Exact name of registrant as specified in its charter)

Federally chartered corporation	42-6000149
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

907 Walnut Street
Des Moines, IA	50309
(Address of principal executive offices)	(Zip code)
Registrant’s telephone number, including area code:
(515) 281-1000
Securities to be registered pursuant to Section 12(b) of the Act:
None
Securities to be registered pursuant to Section 12(g) of the Act:
Class B Common stock, par value $100

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements in this registration statement, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements. These forward-looking statements generally are identified by the words “believes,” “projects,” “expects,” “anticipates,” “estimates,” “intends,” “strategy,” “plan,” “may,” “will,” and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included under “Item 1A.–Risk Factors” at page 45. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.
ITEM 1–BUSINESS
Overview
     The Federal Home Loan Bank of Des Moines (the Bank, we, us, or our) is a federally chartered corporation that is exempt from all federal, state, and local taxation except real property taxes and is one of 12 district Federal Home Loan Banks (FHLBanks). The FHLBanks were created under the authority of the Federal Home Loan Bank Act of 1932, as amended (FHLBank Act). The FHLBanks serve the public by enhancing the availability of funds (advances and mortgage loans) for residential mortgages and targeted community development. We provide a readily available, low cost source of funds to our member institutions and eligible housing associates in Iowa, Minnesota, Missouri, North Dakota, and South Dakota. Regulated financial depositories and insurance companies engaged in residential housing finance may apply for membership.
     We are a cooperative. This means we are owned by our customers, whom we call members. All members must purchase and maintain membership capital stock in the Bank as a condition of membership based on the amount of their total assets. Each member is also required to purchase and maintain activity-based capital stock to support certain business activities with us.
     The Bank’s current members own nearly all of the outstanding capital stock of the Bank. Former members own the remaining capital stock to support business transactions still carried on our statements of condition following their termination from membership. All stockholders, including both current members and former members, may receive dividends on their capital investment.

     Our mission is to support residential mortgage lending and related community investment through our members. Because we are owned by our members, our policies and practices are designed to accomplish three key objectives: provide attractive product prices to members, provide reasonable returns to members on their invested capital, and maintain adequate retained earnings to support safe and sound business operations.
     To support our mission, we offer products and services that
1.	provide a readily available source of funds that allows our members to offer credit in their local markets to support housing, small business, and community development.

2.	support residential mortgage lending by purchasing member housing mortgages through the Mortgage Partnership Finance (register mark) (MPF (register mark)) program (Mortgage Partnership Finance and MPF are registered trademarks of the Federal Home Loan Bank of Chicago).

3.	meet housing needs through community investment and affordable housing programs.
     To fund most of our products and services, we receive proceeds from the sale of debt instruments in the capital markets, known as consolidated obligations. Consolidated obligations are issued through the Office of Finance, a joint office of the FHLBanks established by the Federal Housing Finance Board (Finance Board). The Office of Finance manages the issuance and servicing of consolidated obligations on behalf of the 12 FHLBanks. We obtain additional funds for our operations through the issuance of capital stock to our members, deposits, other borrowings, current period earnings, and retained earnings.
     The FHLBanks and the Office of Finance, operating under the supervision and regulation of the Finance Board, comprise the Federal Home Loan Bank System (Bank System). The Finance Board is an independent executive agency in the United States (U.S.) Government responsible for supervising and regulating the FHLBanks and the Office of Finance. The primary duties of the Finance Board are to ensure that we carry out our housing and community development finance mission, remain adequately capitalized, have the ability to raise funds in the capital markets, and operate in a safe and sound manner. The Finance Board meets these responsibilities by establishing regulations that govern the operations of the Bank and by conducting periodic examinations of the Bank. The Finance Board is supported by assessments from the 12 FHLBanks. No tax dollars or other appropriations support the operations of the Finance Board or the FHLBanks.
     The last five years produced several significant changes to our business. Mergers among financial institutions resulted in only modest growth in the number of commercial bank members and resulted in a decline in the number of members that are savings and loan associations and savings banks. Bank membership has grown steadily, however, due to the increased number of credit union and insurance company members. We continue to focus our marketing efforts on life insurance companies and growth opportunities with existing members. Average advances increased over the last five years through 2005, but have declined during the first three months of 2006 due to decreased advance business from our large members. In particular, advances to

Wells Fargo Bank, N.A. and its affiliates decreased from $5.5 billion at December 31, 2004 to $0.7 billion at March 31, 2006 and December 31, 2005. As a result of the Bank’s cooperative structure, as advance balances decline without a proportional decline in operating expenses, advance pricing available to all members may be adversely effected as the Bank’s operating expenses will need to be recaptured on a potentially smaller volume of business. Future advance growth could be affected by continued consolidation in the financial services industry, among other factors. In 1999, we began purchasing mortgage loans from our members through the MPF program, providing them with a market alternative to selling their mortgage loans in the traditional secondary mortgage market. In 2003, we converted to a new capital structure pursuant to a capital plan approved by the Finance Board. Under the new capital structure, we issue two subclasses of capital stock to members in amounts based on a member’s assets and activity level with the Bank. The new capital structure provides more permanence because members must provide a five-year notice prior to withdrawal of membership compared to only six months notice under the prior capital structure.
     The Finance Board periodically examines each FHLBank. Due to matters raised during the course of our 2005 Finance Board examination, in August 2005, the Board of Directors of the Bank established an Internal Review Committee. The Internal Review Committee was directed to review certain matters related to the Bank’s operations and controls.
     In September 2005, the Board of Directors, again taking into account matters raised during the course of the Finance Board examination, determined to undertake a comprehensive review of our operations. This review included, among other things, an evaluation of various portions of our business activities, including an evaluation of the Bank’s MPF program and possible strategic alternatives for the future operations of the MPF program. In addition, the review included an evaluation of our risk management policies, processes and controls, compliance with applicable laws and regulations, evaluation of our governance structure and processes, and an assessment of our management personnel. The review further included an evaluation of the Bank’s relationship with Wells Fargo Bank, N.A. and certain of its affiliates that either have been or are members of the Bank. The results of certain aspects of the review of our relationship with Wells Fargo Bank, N.A. and its affiliates are further discussed in “Item 7 – Certain Relationships and Related Transactions” at page 200.
     In November 2005, the Bank announced it would restate its financial statements for the years 2001 through 2004. The primary purpose of the restatement was to correct certain errors related to the application of Statement of Financial Accounting Standard (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of Effective Date of FASB Statement No. 133, SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (herein referred to as SFAS 133). In connection with the registration of our capital stock with the SEC, we performed a comprehensive review of certain derivative instruments and our accounting for those derivative instruments and respective hedged items. During this review, we identified certain errors in our application of hedge accounting under SFAS 133. See “Restatement of Financial Statements” at page 60 for further detail. The errors we identified and actions we took are summarized as follows:

•	Loss of hedge accounting for certain hedging relationships involving mortgage loans, advances, consolidated obligations, and mortgage delivery commitments. We previously designated and accounted for these hedging relationships as fair value or cash flow hedges in accordance with SFAS 133, but have since determined that they do not meet the criteria for hedge accounting.

•	Change in the manner in which we assess effectiveness for certain consolidated obligation hedging relationships. Under our prior approach, we improperly assumed no ineffectiveness for these hedging transactions. We determined that we should change our approach to assess effectiveness and measure ineffectiveness for such transactions.

•	Corrections of other errors related to the application of SFAS 133, including accounting for certain advance firm commitments, SFAS 133 transition accounting, the timing for recognition of derivatives, and changes in values on certain derivative instruments.

•	Corrections of other errors identified during the restatement process, including a change from the straight line method to the level yield method, a change in the allowance for credit losses on mortgage loans, and other minor corrections.
     The net cumulative effect of the restatement through December 31, 2004 was an increase to our retained earnings of $29.8 million and an increase to the Bank’s accumulated other comprehensive income of $0.4 million. We restated the December 31, 2002 opening retained earnings balance to reflect corrected items that related to 2001 and 2002. The restatement resulted in higher cumulative net income before assessments at December 31, 2004 and 2003.
     The effect of the restatement related transactions has been to significantly accelerate the timing of the Bank’s recognition of income, primarily due to the loss of hedge accounting on our mortgage loans. The loss of hedge accounting means that the Bank recorded a gain or loss on the hedging instrument without recording the corresponding loss or gain on the hedged item. During the period of time the mortgage loan hedge strategy was in place long-term interest rates generally increased. As a result, the Bank recorded a gain on the hedging instrument and no corresponding loss on the hedged item. This one-side market value adjustment significantly influences the timing of income recognition related to the transactions and increased cumulative net income before assessments by $225.9 million through December 31, 2005. The acceleration of income is expected to result in a corresponding reduction in earnings in future periods. This reduction in earnings is expected to occur over a number of years, with the early years experiencing greater impacts than the later years.

     Because of the loss of hedge accounting for certain hedging relationships involving mortgage loans, in the fourth quarter of 2005, we discontinued the use of our mortgage loan hedge strategy and terminated any remaining structured mortgage swaps. Concurrent with the termination of the hedging instruments, we issued a combination of fixed-rate callable, noncallable, and amortizing prepayment linked consolidated obligation bonds to fund the portion of the mortgage loan portfolio previously hedged through the mortgage loan hedge strategy. When moving from the mortgage loan hedging strategy to the fixed-rate consolidated obligation funding, management targeted to maintain a consistent risk profile for the portfolio. See “Mortgage Finance Typical Funding Structures” at page 151 for additional details.
     The Bank’s ability to pay dividends is subject to statutory and regulatory restrictions. Pursuant to an Advisory Bulletin the Finance Board issued in August 2005, until our registration statement is effective, we must consult with and receive approval from the Finance Board’s Office of Supervision prior to delivery of a dividend. In September 2005, the Board of Directors directed management, within 60 days of this registration statement becoming effective, to recommend to the Board of Directors possible changes in the Bank’s capital management, retained earnings, and dividend policies. Also in September 2005, the Board of Directors further determined that until the Bank’s registration statement becomes effective and the Bank achieves its target retained earnings level, the Bank would limit the declaration and payment of dividends to members consistent with the need to maintain and/or increase retained earnings of the Bank. In June 2006 our Board of Directors approved changes to our capital management, retained earnings, and dividend policies. For additional discussion about our retained earnings policy, see “Dividends” at page 129.
     In addition, in March 2006 the Finance Board issued a proposed regulation that, if adopted, would, among other things, require an FHLBank to maintain retained earnings in an amount at least equal to $50 million plus one percent of the amount of the FHLBank’s non-advance assets. See “Legislative and Regulatory Developments” at page 136 for additional details on the proposed regulation issued by the Finance Board. At March 31, 2006, the Bank had retained earnings of $336.2 million. A significant portion of our retained earnings relates to the acceleration of income related to the loss of hedge accounting for certain hedging relationships involving mortgage loans. The acceleration is expected to result in a corresponding reduction of earnings in future periods.
     On January 25, 2006, the Finance Board issued Advisory Bulletin 06-01 (AB 06-01) which provides guidance to those FHLBanks that are required to restate their financial statements. Pursuant to the guidance in AB 06-01, we recalculated Affordable Housing Program (AHP) and Resolution Funding Corporation (REFCORP) assessments for the years ended December 31, 2004, 2003, 2002, and 2001 based upon restated income before assessments for each of those periods. The recalculated amounts have been recorded in the restated statements of income. Through December 31, 2004 and 2003, the cumulative recalculated AHP assessments exceeded the previously recorded amounts by $3.3 million and $2.0 million, respectively, while the cumulative recalculated REFCORP assessments exceeded the previously recorded amounts by $7.5 million and $4.6 million, respectively. Because our pre-restated AHP and REFCORP contributions were less than those that would have been required had they been based on our restated results, the previously reported AHP liability at December 31, 2004 of $26.2 million was increased by $3.3 million to $29.5 million. Additionally, the previously reported payable to REFCORP liability at December 31, 2004 of $6.2 million was increased by $7.5 million to $13.7 million. We paid the additional amounts due to REFCORP in April 2006.
     The Bank currently expects that the volume of purchases for the MPF program will continue to be at or below the relatively low level that was experienced during 2005. This decrease resulted from the fact that in the first three months of 2006 and throughout 2005 the Bank did not have any loan purchases from Superior Guaranty Insurance Corporation (Superior), an affiliate of Wells Fargo Bank, N.A. Superior had been the predominant participant in the Bank’s MPF program during 2004 and 2003 with loan purchases by the Bank from Superior amounting to $1.3 billion and $13.2 billion for the years ended December 31, 2004 and December 31, 2003. The Bank is currently analyzing and evaluating the role of the MPF program in the Bank’s long-term business strategy. The Bank currently anticipates that, over time, the MPF program will become a substantially smaller portion of the Bank’s assets and income.
     In late 2005 and early 2006, we experienced a number of senior management changes. In December 2005, the Bank’s President and CEO, Patrick Conway, resigned his position and retired from the Bank. At the same time, Neil Fruechte, who had been serving as a member of the Bank’s Board of Directors, resigned from that position and was named Acting President and Chief Executive Officer. In May 2006, Richard S. Swanson was named as President and CEO of the Bank effective June 1, 2006, and Mr. Fruechte stepped down as Acting President and Chief Executive Officer on May 31, 2006.
     In February 2006, James Huston was named as Interim Chief Financial Officer. Mr.  Huston’s employment concludes when this registration statement becomes effective. The Board of Directors is currently conducting a search for a permanent Chief Financial Officer. Effective March 31, 2006, Amy Angle, our former Chief Operating Officer and F. James Bishop, our former Chief Risk Officer resigned from their positions at the Bank. Effective July 15, 2006, Ronald Greeson, our Chief Accounting Officer, will resign from his position at the Bank. Effective May 15, 2006, the Bank’s Director of Internal Audit resigned from his position at the Bank.
     In April 2006, Standard & Poor’s Ratings Services (Standard & Poor’s), a division of McGraw-Hill Companies, Inc., placed the Bank’s individual AAA counterparty rating on credit watch with negative implications. Standard & Poor’s cited uncertainties created by the senior management changes as well as prospects of diminished business in a slowing mortgage finance market as the cause for the credit watch placement. The report also cited higher interest rate risk exposure from the growth of the Bank’s mortgage loans as a critical change in its credit profile.
     During this period of management transition and operational and strategic review, we have been operating under significant supervisory oversight by the Finance Board. During this transition period, it is the intention of the Board of Directors that we operate in a manner that does not involve any significant increases in the risks to which the Bank is exposed, including any significant increases in our market risk profile. The Bank normally maintains investments (i.e., MBS securities) in addition to assets generated by activities with members; however, we have recently determined to limit all investments in securities to those with a maturity of one year or less, which will result in most investments being directed to overnight investments. In addition, we are currently engaged in a process of enhancing our measurement and controls over market risks to which we are exposed particularly with respect to our mortgage and mortgage-backed securities portfolios.
     In December 2005 the Board of Directors determined to pay a dividend for the three month period ended November 30, 2005, $0.5 million lower than the amount approved by the Finance Board. The Board also decided to make an additional contribution of $100,000 to the Bank’s AHP which was expensed in 2005 for use in 2006. These determinations followed discussions with the Finance Board regarding outstanding supervisory concerns, as well as the terms of Patrick Conway’s resignation as President and Chief Executive Officer and the related impact of those terms on the Bank.
     The review of the Bank by the Board of Directors that began in the summer of 2005 may result in additional changes in the Bank’s operations, policies, and strategies.
Membership
     We have the highest membership of all 12 FHLBanks; 1,247 at March 31, 2006 compared with 1,251 at December 31, 2005 and 1,243 at December 31, 2004. At March 31, 2006, our membership consisted of 1,090 commercial banks, 76 savings and loan associations and savings banks, 56 credit unions, and 25 insurance companies. As of March 31, 2006, approximately 89  percent of our members were community financial institutions as defined, for the year 2006, as Federal Deposit Insurance Corporation-insured depository institutions with average total assets over the preceding three-year period of $587 million or less. This asset threshold is adjusted annually based on changes in the Consumer Price Index. At December 31, 2005, our membership consisted of 1,094 commercial banks, 77 savings and loan associations and savings banks, 55 credit unions, and 25 insurance companies. As of December 31, 2005, approximately 90 percent of our members were community financial institutions as defined, for the year 2005, as Federal Deposit Insurance Corporation-insured depository institutions with average total assets over the preceding three-year period of $567 million or less. At December 31, 2004, our membership consisted of 1,092 commercial banks, 76 savings and loan associations and savings banks, 52 credit unions, and 23 insurance companies. As of December 31, 2004, approximately 91 percent of our members were community financial institutions as defined, for the year 2004, as Federal Deposit Insurance Corporation-insured depository institutions with average total assets over the preceding three-year period of $548 million or less.
     Our membership has stabilized as the number of new members has been offset by exiting members due to mergers and acquisitions. Our current membership includes the majority of institutions in our district that are eligible to become members. Eligible non-members are primarily smaller institutions that have, thus far, elected not to join the Bank. Therefore, we do not anticipate a substantial increase in member institutions or that additional members will have a significant impact on the Bank’s future business.

Transactions with stockholders and housing associates
     All advances are issued to members and eligible housing associates, and all mortgage loans held for portfolio are purchased from participating members. The Bank also maintains demand deposit accounts for members primarily to facilitate settlement activities that are directly related to advances and mortgage loan purchases. The Bank had business concentrations with stockholders whose capital stock outstanding was in excess of 10 percent of the Bank’s total capital stock outstanding. At March 31, 2006 and December 31, 2005, Superior was our only stockholder that owned greater than 10 percent of the Bank’s total capital stock. Superior and Wells Fargo Bank, N.A. are affiliates and each owned capital stock greater than 10 percent of the Bank’s total capital stock at December 31, 2004. These affiliated members as well as the Bank’s members Wells Fargo Bank Iowa, N.A., Wells Fargo Bank South Dakota, N.A., and Wells Fargo Bank North Dakota, N.A. are hereafter referred to as Wells Fargo. During 2004, Wells Fargo Bank Minnesota, N.A., Wells Fargo Bank Iowa, N.A., Wells Fargo Bank South Dakota, N.A., and Wells Fargo Bank North Dakota, N.A. merged into Wells Fargo Bank, N.A. Wells Fargo owned 26.4 percent, 27.0 percent, and 37.6 percent of the Bank’s outstanding capital stock (including mandatorily redeemable capital stock) at March 31, 2006, December 31, 2005, and December 31, 2004, respectively. No director or officer of Wells Fargo has served on the Bank’s Board of Directors for the three months ended March 31, 2006 or the years ended December 31, 2005 and 2004. Business concentrations with Wells Fargo are discussed throughout this registration statement. Specifically, see “Item 7 – Certain Relationships and Related Transactions” at page 200.
Business Model
     Our mission and cooperative structure have led us to develop a business model that is different from that of a typical financial services firm. The Board of Directors has adopted this model based on the premise that we maintain a balance between our obligations to
•	achieve our mission to promote housing, home ownership, and community development by delivering attractively priced products to help members meet the credit needs of their communities.

•	provide reasonable returns on the capital provided by our members.

•	maintain adequate retained earnings to support safe and sound business operations.
     Under our cooperative structure, members are both users of our products and investors in the Bank. In distributing the value of the cooperative to members, the Board of Directors has established an operating principle that attractive product prices are preferred to higher dividends.
     For example, if the Board made a decision to make product prices more attractive to our members as compared to the current levels, the Bank’s earnings would be reduced if other variables were held constant. The reduction in earnings would reduce the Bank’s ability to pay dividends and/or reduce the ability to retain earnings. In making decisions related to our business model, the Board balances the trade-off between attractively priced products, reasonable returns on capital investments (dividends), and maintaining adequate retained earnings.
     In June 2006, the Board of Directors approved a Reserve Capital policy that (1) establishes a retained earnings minimum balance which considers the Bank’s risk exposures and (2) limits our dividends based on the Bank’s risk position and projected long-term earnings.
     Reflecting our structure as a cooperative, our financial strategies are also designed to enable us to expand and contract our assets, liabilities, and capital in response to changes in membership composition and member business activities with the Bank.
     Our business model is summarized as follows:
•	To join the Bank, each member is required to buy membership capital stock based on the amount of the member’s total assets. This amount is adjusted annually with changes in the member’s total assets. Each member is also required to purchase activity-based capital stock as it engages in certain business activities with the Bank. The amount of activity-based capital stock required generally fluctuates with the member’s use of advances and standby letters of credit and its sale of mortgage loans to the Bank.

•	To support business operations, additional funds are raised through the issuance of FHLBank consolidated obligations.

•	Proceeds from the sale of capital stock and the funds raised through the issuance of consolidated obligations are
—	lent to members and eligible housing associates in the form of advances.

—	used to purchase mortgage loans from our members through the MPF program.

—	invested in high quality, short- and intermediate-term financial instruments as well as mortgage-backed securities. These investments provide liquidity, financial flexibility, and income.
•	Net interest income from earnings on capital and the spreads on advances, mortgage loans, and investments is used to pay operating expenses, dividends, and other costs.
     Our capital stock balances change when
•	members purchase activity-based stock to support their advance borrowings, standby letters of credit, and mortgage loans they have sold to the Bank.

•	members’ activity-based stock is repurchased or redeemed by the Bank in connection with reductions in their transactions with the Bank.

•	members purchase membership stock because of asset growth.

•	members’ membership stock is repurchased or redeemed by the Bank because of asset shrinkage.

•	new members purchase membership stock upon joining the Bank.

•	the Bank redeems members’ stock upon termination of Bank membership.
Business Segments
     The Bank manages operations by grouping products and services within two business segments: Member Finance and Mortgage Finance.
     Member Finance includes products and services such as advances and investments (excluding mortgage-backed securities) and the related funding and hedging of these assets. Member deposits are also included in this segment. Member Finance income is derived primarily from the spread between the yield on advances and investments and the borrowing and hedging costs related to those assets. For the three months ended March 31, 2006 and for the year ended December 31, 2005, approximately 75 percent and 70 percent of our adjusted net interest income after mortgage loan credit loss provision and 60 percent of our average assets were derived from the Member Finance segment. For the year ended December 31, 2004 approximately 60 percent of both our total adjusted net interest income after mortgage loan credit loss provision and our average assets were derived from the Member Finance segment.
     Mortgage Finance includes mortgage loans acquired through the MPF program, mortgage-backed securities, and the related funding and hedging of these assets. Mortgage Finance income is derived primarily from the spread between the yield on mortgage loans and mortgage-backed securities and the borrowing and hedging costs related to those assets. We manage our premium and discount exposures for mortgage loans and mortgage-backed securities on a combined basis within this segment. For the three months ended March 31, 2006 and for the year ended December 31, 2005 approximately 25 percent and 30 percent of our adjusted net interest income after mortgage loan credit loss provision and 40 percent of our average assets were derived from the Mortgage Finance segment. For the year ended December 31, 2004, approximately 40 percent of both our total adjusted net interest income after mortgage loan credit loss provision and our average assets were derived from the Mortgage Finance segment. The Bank currently anticipates that, over time, this business segment will become a substantially smaller portion of the Bank’s assets and income.
     In our evaluation of financial performance for our two operating segments, adjusted net interest income includes interest income and interest expense associated with economic hedges. Net interest income does not include these amounts in the Statements of Income for financial reporting purposes. Interest income and interest expense associated with economic hedges are recorded in other income in “Net gain (loss) on derivatives and hedging activities” on the Statements of Income.

     Each segment also earns income from invested capital. We allocate invested capital to Mortgage Finance based on a percentage of the average balance of the business segment’s assets; the remaining capital is then allocated to Member Finance.
     The Bank evaluates performance of the segments based on adjusted net interest income after mortgage loan credit loss provision and therefore does not allocate other income, other expenses, or assessments to the operating segments.
     We use consolidated obligations and derivatives in both segments as part of our funding and interest rate risk management strategies. Accordingly, these products and services are discussed on a combined basis. See “Products and Services – Member Finance and Mortgage Finance” on page 30.
     For further discussion of these business segments, see “Net Interest Income by Segment” on pages 85 and 96, Note 18 of the financial statements and notes for the years ended December 31, 2005, 2004, and 2003 on page S-72, and Note 10 of the unaudited financial statements and condensed notes for the three months ended March 31, 2006 and 2005 on page S-115.
Products and Services – Member Finance
Advances
     The traditional means by which we carry out our housing finance and community lending mission is through our program of loans called advances. We make advances to our members and eligible housing associates (collectively known as borrowers) on the security of mortgages and other eligible collateral. Eligible housing associates include certain government approved borrowers, as more fully described under the caption “Housing Associates” within this section.
     Members use our various advance programs as sources of funding for mortgage lending, other community lending (including economic development), liquidity management, and general asset-liability management. Advances also may be used to provide funds to any community financial institution for loans to small businesses, small farms, and small agribusinesses. Additionally, advances can provide competitively priced wholesale funding to small community lenders who may lack diverse funding sources. Our primary advance products include:
•	Fixed rate advances that are available over a variety of terms to meet borrower needs. Short-term fixed rate advances are used primarily to fund the short-term liquidity needs of our borrowers. Long-term fixed rate advances are an effective tool to help manage long-term lending and investment risks of our borrowers.

•	Variable rate advances that provide a source of short-term and long-term financing where the interest rate changes in relation to a specified interest rate index such as LIBOR.

•	Callable advances that may be prepaid by the borrower on pertinent dates (call dates). Mortgage matched advances are a type of callable advance with fixed rates and amortizing balances. Using a mortgage matched advance, a borrower may make predetermined principal payments at scheduled intervals throughout the term of the loan to manage the interest rate risk associated with long-term fixed rate assets.

•	Putable advances that we may, at our discretion, terminate and require the borrower to repay at predetermined dates prior to the stated maturity dates of the advances. Should an advance be terminated, the Bank will offer to provide replacement funding based on the Bank’s available advance products, subject to the Bank’s normal credit and collateral requirements. A putable advance carries an interest rate lower than a comparable maturity advance that does not have the putable feature.

•	Community investment advances are below-market rate funds used by borrowers in both affordable housing projects and community development. These types of advances are discussed in “Community Investment Programs” on page 15.
     For information on advances, including our largest borrowers, see “Advances” on page 102.
Housing Associates
     The FHLBank Act permits us to make advances to eligible housing associates. These housing associates are approved mortgagees under Title II of the National Housing Act that meet certain additional criteria, including: they are chartered under law and have succession; are subject to inspection and supervision by some governmental agency; and are lending their own funds as their principal activity in the mortgage field. Because housing associates are not members, they are not subject to certain provisions of the FHLBank Act that are applicable to members and cannot own our capital stock. The same regulatory lending requirements that apply to our members generally apply to housing associates. Because Housing Associates are not members, eligible collateral is limited to Federal Housing Administration (FHA) mortgages or Government National Mortgage Association (Ginnie Mae) securities backed by FHA mortgages for pledged collateral. State housing finance agencies may pledge additional collateral such as cash, deposits, or certain residential mortgage loans with the Bank for advances facilitating residential or commercial mortgage lending to benefit low income individuals or families.
     At March 31, 2006, we had $3.6 million in advances outstanding to two housing associates compared to $4.1 million in advances outstanding to two housing associates at December 31, 2005 and $6.0 million in advances outstanding to three housing associates at December 31, 2004. Housing associates eligible to borrow from us at March 31, 2006 and December 31, 2005 included five state housing finance agencies and one tribal housing corporation. Housing associates eligible to borrow at December 31, 2004 included five state housing finance agencies, one city housing finance agency, and one tribal housing corporation.

Prepayment Fees
     We price advances at a spread over our cost of funds. For advances that terminate prior to their stated maturity, we charge a prepayment fee except for callable advances that are terminated on a predetermined call date and putable advances that are terminated on a predetermined put date. The fees charged are priced to make us economically indifferent to the prepayment of an advance.
Collateral
     We are required by law to obtain and maintain a security interest in eligible collateral at the time we originate or renew an advance and throughout the life of the advance. Eligible collateral includes whole first mortgages on improved residential property or securities representing a whole interest in such mortgages; securities issued, insured, or guaranteed by the U.S. Government or any of the government-sponsored housing enterprises, including without limitation mortgage-backed securities issued or guaranteed by the Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), or Ginnie Mae; cash or deposits in the Bank; and other real estate-related collateral acceptable to the Bank provided such collateral has a readily ascertainable value and the Bank can perfect a security interest in such property. Additionally, community financial institutions may pledge collateral consisting of secured small business, small farm, or small agribusiness loans. As additional security, the FHLBank Act provides that the Bank has a lien on each borrower’s capital stock in the Bank.
     Under the FHLBank Act, any security interest granted to the Bank by any member of the Bank, or any affiliate of any such member, has priority over the claims and rights of any party (including any receiver, conservator, trustee, or similar party having the rights of a lien creditor), other than claims and rights that (1) would be entitled to priority under otherwise applicable law and (2) are held by actual bona fide purchasers for value or by parties that are secured by actual perfected security interests. The Bank may perfect its security interest in accordance with applicable state laws through means such as filing Uniform Commercial Code financing statements or through taking possession of collateral.
     We generally make advances to borrowers under a blanket lien, which grants us a security interest in all eligible assets of the member to fully secure the member’s indebtedness. The Bank generally perfects its security interest under the Uniform Commercial Code in the collateral pledged. Other than securities collateral, the Bank does not initially take control of collateral pledged by blanket lien borrowers. In the event of a deterioration in the financial condition of a blanket lien borrower, we have the ability to require delivery of pledged collateral sufficient to secure the borrower’s indebtedness to the Bank.
     With respect to nonblanket lien borrowers (typically insurance companies and housing associates), we generally take control of collateral through the delivery of securities or mortgages to the Bank or its custodian.

Standby Letters of Credit
     We issue letters of credit on behalf of our members and housing associates to facilitate business transactions with third parties. Letters of credit may be used to facilitate residential housing finance or other housing activity, facilitate community lending, assist with asset-liability management, and provide liquidity or other funding. Members and housing associates must fully collateralize letters of credit to the same extent that they are required to collateralize advances.
Community Investment Programs
     For more than a decade, we have worked with members, community organizations, and government agencies at all levels to strengthen the economic well-being of neighborhoods and enhance the lives of families across the Midwest. We have two major community investment programs: the AHP and the Community Investment Cash Advance Program (CICA).
Affordable Housing Program
     The AHP helps members assist their communities by providing access to subsidized and other low-cost funding that creates opportunities for affordable housing. The AHP is a cash grant program that benefits projects targeting very low, low, and moderate income households. As required by the FHLBank Act, each year the Bank allocates 10 percent of its current year regulatory income to the AHP to be granted to members the following year. The Bank reduces its AHP liability as members use the subsidies granted to them. The calculation of the AHP assessment is discussed in “Affordable Housing Program” on page 38.
     The AHP includes a twice-a-year competitive grant process that addresses the housing needs of underserved populations by providing down payment, closing cost, and rehabilitation assistance to very low, low, and moderate income households. The AHP also includes two home ownership programs known as the Rural Homeownership Fund and the Native American Homeownership Initiative.
     We did not award any AHP grants for the three months ended March 31, 2006. For the year ended December 31, 2005, we awarded $11.1 million in AHP grants as follows:
•	$9.3 million was awarded to members through the competitive grant process to help build, revitalize, or purchase 48 projects consisting of more than 1,600 housing units.

•	$1.5 million was awarded to 62 members through our Rural Homeownership Fund to help qualified homebuyers with closing costs, down payments, and rehabilitation costs.

•	$0.3 million was awarded through our Native American Homeownership Initiative to help qualified homebuyers with closing costs, down payments, and rehabilitation costs.
     Since the AHP’s inception in 1990, we have awarded grants totaling $112.0 million.

     As an alternative to an AHP grant, a member may request a subsidized AHP advance, which is an advance below our cost of funds. We did not issue AHP advances during the three months ended March 31, 2006 or the years ended 2005, 2004, or 2003.
Community Investment Cash Advance Program
     CICA is a below market rate advance program that supports residential, commercial, and economic development activities that contribute to the revitalization of low and moderate income households or neighborhoods. These funds are designated to assist members in meeting residential and commercial lending needs.
     The Bank’s Board of Directors annually establishes limits on the total amount of funds available for CICA advances and the total amount of CICA advances outstanding at any point in time. CICA advances are provided at interest rates that represent our cost of funds plus a markup to cover our administrative expenses. This markup is determined by the Bank’s Asset-Liability Committee. The Bank earns less money on these below market rate advances than on a non-CICA advance priced at the prevailing market rate. The Board of Directors monitors the estimated costs of this program annually and uses this information when establishing the program limits.
     There are two types of advances provided through community investment advances: residential lending advances and community lending advances. Through residential lending advances, we provide financing for the rehabilitation, construction, redevelopment, or purchase of single family or multifamily affordable housing. With community lending advances, we make funds available for construction loans, rehabilitation loans, operating equipment, community infrastructure projects, permanent financing, or other commercial or agricultural lending.
     For the three months ended March 31, 2006, we provided a total of $45.5  million in advances through the CICA program. Members borrowed $15.5 million to meet the home ownership or rental needs of individuals and families in their communities. Members borrowed an additional $30.0 million to finance local community lending efforts. For the year ended December 31, 2005, we provided a total of $414.1 million in advances through the CICA program. Members borrowed $242.1 million to meet the home ownership or rental needs of individuals and families in their communities. Members borrowed an additional $172.0 million to finance local community lending efforts. Since this program began in 1990, we have originated $3.6 billion in advances for the benefit of the communities our members serve.
     In 2005, the Bank’s Board of Directors increased the limit on the total amount of funds available for CICA advances by $100 million to offer a new discounted advance. The discounted advance is designed to support economic development in rural communities. The Bank will make available an additional $100 million per year for five years for the new discounted advance product.

Investments
     The Member Finance investment portfolio is used for liquidity purposes, to maintain our target capital-to-asset ratio, and to provide earnings to the Bank. Investment income also bolsters our capacity to meet our affordable housing and community investment commitments, to cover operating expenditures, and to satisfy our REFCORP assessment. REFCORP is a corporation established by Congress in 1989 to provide funding for the resolution and disposition of insolvent savings institutions. Officers, employees, and agents of the Office of Finance are authorized to act for and on behalf of REFCORP to carry out the functions of REFCORP.
     To ensure the availability of funds to meet member credit needs, we maintain a short-term investment portfolio comprised of unsecured and secured investments. Unsecured investments generally include interest-bearing deposits, federal funds, commercial paper with highly rated counterparties, and obligations of government-sponsored housing enterprises. Secured investments include securities purchased under agreements to resell. The Bank also maintains a long-term investment portfolio, which generally includes unsecured obligations of government-sponsored housing enterprises, state and local housing agencies, and other FHLBanks. The long-term investment portfolio provides us with higher returns than those available in the short-term money markets. Investments in obligations of government-sponsored housing enterprises and other FHLBanks primarily support management of contingent liquidity.
     On occasion, the Bank has invested in consolidated obligations for which other FHLBanks are the primary obligor to use as collateral in certain transactions or for liquidity purposes. Finance Board regulations generally prohibit direct placement of consolidated obligations with any FHLBank. The Finance Board has interpreted its regulation to prohibit any transaction in which one FHLBank seeks to purchase, as part of an initial issuance, a consolidated obligation for which another FHLBank is the primary obligor. The Bank’s investments in consolidated obligations were not obtained as part of direct or indirect placements of initial issuances and thus were not prohibited under Finance Board regulations. These purchases were completed in accordance with the Bank’s credit policies and counterparty approval processes.
     On December 14, 2005, the Finance Board approved a waiver requested by the Office of Finance to allow the direct placement by an FHLBank of consolidated obligations with another FHLBank in those instances when direct placement of consolidated obligations is necessary to ensure that sufficient funds are available to timely pay all principal and interest on FHLBank System consolidated obligations due on a particular day. The circumstances surrounding this waiver, which became effective on July 1, 2006, are discussed in “Interest and Principal Payments on Consolidated Obligations” on page 117.
     Our investment in consolidated obligations as to which other FHLBanks are the primary obligor generally includes fixed rate bonds with maturities that range from five to ten years. Under our strategy, we generally enter into a matching derivative agreement at the time the investment is purchased in which the counterparty pays LIBOR plus a spread and receives a fixed interest payment. The resulting LIBOR based asset is funded by the Bank’s LIBOR funding pool or other short-term liabilities. The Bank does not issue its own consolidated obligations specifically to acquire consolidated obligations for which other FHLBanks are the primary obligor; however, proceeds from the issuance of consolidated obligations fund the majority of our assets. We did not purchase any consolidated obligations for which other FHLBanks are the primary obligor during the first three months of 2006 or in 2005. In 2004 and 2003, the obligations purchased were less than 0.5 percent of the consolidated obligation bonds we issued in the same years, resulting in minimal impact on our cash flows from these investment purchases.
     The Bank is the secondary obligor for the consolidated obligations that it acquires and holds for investment purposes. The Bank’s investments in consolidated obligations for which other FHLBanks are the primary obligor are classified as available-for-sale on the statements of condition and are recorded at fair value. We sold all our investments in consolidated obligations issued by other FHLBanks in December 2005. At December 31, 2004, these investments constituted approximately 2 percent of the book value of our total investments.
     Under Finance Board regulations, we are prohibited from investing in certain types of securities, including:
•	Instruments such as common stock that represent an ownership interest in an entity other than stock in small business investment companies and certain investments targeted to low income persons or communities.

•	Instruments issued by non-U.S. entities other than those issued by U.S. branches and agency offices of foreign commercial banks.

•	Noninvestment-grade debt instruments other than certain investments targeted to low income persons or communities and instruments that were downgraded after purchase by the Bank.

•	Non-U.S. dollar securities.
     In the normal course of business, we may have investments in instruments or obligations of members and their affiliates, including interest-bearing deposits, commercial paper, and overnight and term Federal funds. Such investments are governed by the same credit policies and counterparty approval processes as investments with nonmembers. We do not consider whether an approved counterparty is a member or affiliate of a member when contemplating an investment activity. All investment transactions are at arms length and at current market rates.
     The Bank does not have any subsidiaries. With the exception of a limited partnership interest in a small business investment corporation, the Bank has no equity position in any partnerships, corporations, or off-balance sheet special purpose entities. Our investment in the limited partnership interest was $3.7 million at both March 31, 2006 and December 31, 2005.

Deposits
     We accept deposits from our members, eligible nonmembers, and housing associates. Deposit programs provide some of our funding while providing members a low-risk earning asset. We offer several types of programs, including demand, overnight, and term deposits.
Products and Services – Mortgage Finance
Mortgage Loans
     We purchase and originate mortgage loans from our members and eligible housing associates through the MPF program. This program allows participating members (participating financial institutions (PFI)) to market, originate, and service qualifying fixed rate conventional mortgages or residential mortgages guaranteed by the U.S. government through the FHA or VA to us. The Bank does not purchase mortgage loans through an intermediary such as a trust. The MPF program gives us an additional business line through which to diversify our assets. This program provides our PFIs with increased balance sheet liquidity and removes assets that carry interest rate and prepayment risks from their balance sheets. The MPF program provides a greater degree of competition among mortgage purchasers and allows small and midsized community-based financial institutions to participate more effectively in the secondary mortgage market.
     A key difference between the MPF program and other secondary market alternatives is the separation of various activities and risks associated with mortgage lending. For loans sold to us, our participating members generally manage the marketing, originating, and servicing activities. We manage the interest rate, prepayment, and liquidity risks. We and the PFI share in the credit risk associated with the mortgage loans as more fully described under “Mortgage Assets” at page 163. The distinctive feature of the MPF program that benefits PFIs is that instead of paying a guarantee fee to another government-sponsored housing enterprise, PFIs receive credit enhancement fees from the Bank for sharing in the risk of credit loss on MPF loans.
     The MPF program was designed to better allocate the risks of fixed rate housing finance among the FHLBanks that participate in the MPF program and the participating FHLBank members to take advantage of their relative strengths. Participating members are knowledgeable about their local mortgage markets and have developed experience in underwriting and servicing residential mortgage loans. By allowing members to originate MPF loans through retail or wholesale operations, and to retain, sell, or acquire servicing rights of MPF loans, the MPF program gives control of those functions that most impact credit quality to PFIs. Other risks such as interest rate, prepayment, and liquidity risk are shifted to the FHLBanks that participate in the MPF program because they are generally better suited to manage these risks given their relative size, sophistication, and access to the capital markets.

     The Federal Home Loan Bank of Chicago (FHLBank of Chicago or the MPF provider) developed the MPF program and provides program and operational support to the participating FHLBanks and their members. The program and operational support provided by the FHLBank of Chicago includes
•	maintenance of loan funding and reporting systems.

•	transaction processing services.

•	operation and staffing of the MPF program service center.

•	operational training.
     The MPF provider establishes the eligibility standards under which our members may become PFIs, the structure of MPF products, the eligibility rules for MPF loans, and the delivery mechanism for the MPF service. It also manages the pricing for MPF loans, subject to our opportunity, on a daily basis, to determine not to participate in the MPF program on that day. The MPF provider publishes and maintains the MPF Origination Guide and MPF Servicing Guide (together, MPF guides) which detail the rules PFIs must follow in originating or selling and servicing MPF loans.
     We rely on the MPF provider (or its vendor), in the conduct of our mortgage operations, to provide
•	custodial services.

•	master loan servicing.

•	quality assurance services.

•	allocation of losses and credit enhancement.
     The acquired member asset (AMA) regulation provides the authority for our investment in residential mortgage loans and requires that the loans be credit enhanced by the selling PFI to limit the risk of loss on such investment. The AMA regulation requires that MPF loans be credit enhanced sufficiently so that the risk of loss is limited to the potential losses of an investor in AA-rated MBS. The Bank holds an allowance for losses as support for the expected losses inherent in these pools of mortgage loans. The Bank also holds retained earnings to absorb unexpected losses that are in excess of credit loss reserves resulting from stress conditions.

     Investment and Services Agreement with the Federal Home Loan Bank of Chicago
     MPF loans are delivered to the Bank through the infrastructure maintained by the MPF provider, which includes both a telephonic delivery system and a web-based delivery system accessed through the eMPF(register mark) web site. The Bank has entered into an investment and services agreement with the MPF provider to make the MPF program available to our PFIs. The investment and services agreement sets forth the terms and conditions of our participation in the MPF program, including the MPF provider’s obligations regarding transaction processing services for the Bank, including acting as master servicer and master custodian for the Bank with respect to the MPF loans. The MPF provider has engaged Wells Fargo Bank, N.A. (the master servicer) as its vendor for master servicing and as the primary custodian for the MPF program and has also contracted with other custodians meeting MPF program eligibility standards at the request of certain PFIs. Such other custodians may be affiliates of PFIs and in some cases a PFI may act as self-custodian.
     We made program contributions to the FHLBank of Chicago to participate in the MPF program of $1.0 million in 1999 and $0.5 million in 2000. The FHLBank of Chicago pays us a monthly participation fee based on the aggregate amount of outstanding loans purchased under the MPF program. We recorded participation fees in other income of $0.1 million for each of the three months ended March 31, 2006 and 2005 and $0.3 million for each of the years ended December 31, 2005, 2004, and 2003. The FHLBank of Chicago is required to pay us this monthly participation fee until the tenth anniversary of the day the agreement between the Bank and the FHLBank of Chicago is terminated. Either party may terminate the agreement with ninety days written notice to the other party.
     Through the end of 2003, in lieu of paying service fees for transaction processing services performed by the FHLBank of Chicago, the FHLBank of Chicago participated in portions of residential mortgage loans purchased from our PFIs. The increased income from the volume of participations allowed the FHLBank of Chicago to partially offset MPF program startup and development costs as well as ongoing expenses the FHLBank of Chicago incurs from providing systems and back office support to the MPF program.
     Under a master commitment, the Bank may enter into a participation arrangement with the FHLBank of Chicago that specifies an agreed upon ownership percentage for the mortgage loans to be acquired from PFIs under the master commitment. Both the Bank and the FHLBank of Chicago share in the proportional purchase amounts for each respective loan and credit enhancements acquired from the participating member; receive the relevant proportional share of principal and interest payments; and maintain responsibility for the proportional share credit losses. The FHLBank of Chicago purchased these participation interests directly from the Bank. In addition, the Bank and the FHLBank of Chicago maintain responsibility for their contractual shares of base and performance based credit enhancement fees. The FHLBank of Chicago funded the Bank’s deposit account at the FHLBank of Chicago to cover the funding or purchase of such loans. The FHLBank of Chicago’s participations in mortgage loans purchased from our members are quantified in “Mortgage Loans” on page 106.

     In 2003, the FHLBank of Chicago notified the Bank that the FHLBank of Chicago would prefer to be paid a service fee rather than continue participating in the MPF loans purchased from our PFIs. We agreed to pay the FHLBank of Chicago a monthly service fee for loans acquired by the Bank beginning in January 2004. Loans purchased prior to January 2004 and loans purchased under certain commitments entered into in 2003 are exempt from these fees. We recorded $0.1 million in service fee expense to the FHLBank of Chicago for the three months ended March 31, 2006. We recorded $0.4 million in service fee expense to the FHLBank of Chicago for the year ended December 31, 2005. On or before June 30, 2005, and each June 30 thereafter, the FHLBank of Chicago is required to notify the Bank in writing of the schedule of annual rates that will apply to loans acquired by the Bank in the following year. As a result of paying the service fee, the Bank is no longer required to transfer partial interests in MPF loans to the FHLBank of Chicago. The Bank may, however, with the concurrence of the FHLBank of Chicago, transfer partial interests to the FHLBank of Chicago. All risk sharing of credit losses on individual loans and credit enhancements or pools of mortgage loans and credit enhancements participated with the FHLBank of Chicago is on a pro rata basis based on the extent of each FHLBank’s participation.
     Under the terms of the Bank’s agreement with the FHLBank of Chicago, the Bank may sell or transfer any proportion of its interests in MPF loans and credit enhancements to (1) another FHLBank; (2) an institutional third party investor approved, in writing, by the FHLBank of Chicago; or (3) the PFIs providing the credit enhancement for the loans. We have not sold or transferred participation interests in MPF loans to any party other than the FHLBank of Chicago. If the Bank were to decide to sell or transfer mortgages to other parties in compliance with the terms of its agreements with the FHLBank of Chicago, the Bank would need to determine if this constituted a new business activity, which would require the Bank to file a notice with the Finance Board at least sixty days prior to engaging in such activity.
     Participating Financial Institution Agreement
     Our members (or eligible housing associates) must specifically apply to become a PFI. We review the general eligibility of the member while the MPF provider reviews the member’s servicing qualifications and ability to supply documents, data, and reports required to be delivered by PFIs under the MPF program. The member and the Bank sign an MPF program PFI Agreement that creates a relationship framework for the PFI to do business with us as a PFI. The PFI Agreement provides the terms and conditions for the origination of the MPF loans to be purchased by us and establishes the terms and conditions for servicing MPF loans.
     The PFI’s credit enhancement obligation (the credit enhancement amount) arises under its PFI Agreement while the amount and nature of the obligation are determined with respect to each master commitment, which is required for sales of loans to the Bank. Under the Finance Board’s AMA regulation, the PFI must “bear the economic consequences” of certain losses with respect to a master commitment based upon the MPF product and other criteria.
     Typically, a PFI will sign one master commitment to cover all the conventional MPF loans it intends to deliver to us in a year or other time period specified in the master commitment agreement. However, a PFI may also sign a master commitment for government MPF loans and it may choose to deliver MPF loans under more than one conventional product, or it may choose to use different servicing remittance options and thus have several master commitments opened at any one time. Master commitments may be for shorter periods than one year and may be extended or increased by agreement of the Bank and the PFI. The master commitment defines the pool of MPF loans for which the credit enhancement amount is set so that the risk associated with investing in such pool of MPF loans is equivalent to investing in an AA-rated asset without giving effect to the Bank’s obligation to incur losses up to the amount of the First Loss Account (FLA). See discussion in “Mortgage Assets” on page 163.
     The PFI’s credit enhancement amount for a master commitment covers the anticipated loan losses for that master commitment in excess of the FLA, if any, up to an agreed upon amount. The final credit enhancement amount is determined once the master commitment is closed (that is, when the maximum amount of MPF loans are delivered, the maximum credit enhancement amount, if any, is reached or the expiration date has occurred).
     Under the MPF program, the PFI’s credit enhancement may take the form of a direct liability to pay losses incurred with respect to that master commitment, or may require the PFI to obtain and pay for a supplemental mortgage insurance (SMI) policy insuring us for a portion of the losses arising from the master commitment, or the PFI may contract for a contingent performance-based credit enhancement fee whereby such fees are reduced by losses up to a certain amount arising under the master commitment. Under the AMA regulation, the credit enhancement amount that is a PFI’s direct liability must be secured by the PFI in the same way that our advances are secured. The PFI Agreement provides that the PFI’s obligations under the PFI Agreement are secured along with other obligations of the PFI under its regular advances agreement with us and further, that we may request additional collateral to secure the PFI’s obligations. See “Mortgage Assets” on page 163 for further description of the allocation of losses and credit enhancements.
     All of our acquisitions of loans from PFIs under the MPF program are conducted pursuant to master and delivery commitments. PFIs are neither obligated to enter into master commitments, nor are they obligated to deliver loans against established master commitments. However, once a master commitment is established, the PFI may begin selling loans to the Bank through firm commitments (delivery commitments) under which the PFI is required to deliver a specified dollar amount of loans within a specified period at a price that is specified in the delivery commitment. If the PFI fails to deliver loans in accordance with the terms of a delivery commitment, it may be charged a fee to compensate us for our exposure to adverse market movements.
     PFIs deliver MPF loans to us by complying with their delivery commitment. Each MPF loan delivered must fall within a specified range of interest rates and maturity terms detailed in the delivery commitment or it will be rejected by the MPF system. The MPF loan under a delivery commitment is linked to a master commitment so that the cumulative credit enhancement level can be determined. The MPF system rejects loans that exceed the maximum amount of a master commitment, exceed the PFI’s maximum credit enhancement amount, or would be funded after the expiration of the master commitment.

     The aggregate value of MPF loans delivered by the PFI under a specific delivery commitment cannot exceed the amount specified in the delivery commitment without the assessment of a price adjustment fee. Delivery commitments that are not fully funded by their expiration dates are subject to pair-off fees (fees charged to a PFI for failing to deliver the amount of loans specified in a delivery commitment) or extension fees (fees charged to the PFI for extending the time deadline to deliver loans on a delivery commitment), which protect us against changes in market prices.
     A normal delivery commitment for our PFIs requires the following: (1) delivery of an aggregate dollar value of loans, (2) delivery to us within a set number of days (for example, a minimum three-day delivery commitment or other periods, generally up to a maximum of 45 business days, unless extended for a fee), and (3) delivery within a specified range of coupon rates. Prices, which are subject to market volatility and the length of the delivery period, have generally ranged from a three percent premium to a three percent discount on the outstanding principal amount payable on each MPF loan.
     Once an MPF loan is purchased, the PFI must deliver the promissory note and certain other relevant documents to the designated custodian. The PFI makes certain representations and warranties to us, which are contained in the PFI Agreement and in the MPF guides, in connection with each sale of MPF loans. The representations and warranties are similar to those required by Fannie Mae, Freddie Mac, and for mortgage-backed securities, and specifically include compliance with anti-predatory-lending laws and the integrity of the data transmitted to the MPF program system.
     PFIs may use an approved automated underwriting system or they may underwrite MPF loans manually when originating or acquiring loans. Regardless of how the loans are underwritten, all MPF loans must meet underwriting and eligibility guidelines outlined in the MPF Origination Guide. The risk characteristics of each loan as detailed in data provided by the PFI are analyzed under the MPF program which employs a methodology to determine the amount of credit enhancement required for a loan or group of loans to be acquired by an FHLBank. The decision as to whether or not to deliver the loan or group of loans into the MPF program remains with the PFI.
     The products we offer under the MPF program are differentiated primarily by their credit risk structures. While the credit risk structures differ among products, Finance Board regulations require that all pools of MPF loans we purchase have a credit risk sharing arrangement with our participating members that limits our credit risk exposure to the equivalent of an investment grade instrument from a nationally recognized statistical rating organization (NRSRO). We maintain an allowance for credit losses on our mortgage loans that management believes is adequate to absorb any related losses incurred by the Bank.

     MPF Servicing
     PFIs may choose to sell MPF loans to the Bank and either retain the servicing or transfer the servicing (servicing released). If a PFI chooses to retain the servicing, they receive a servicing fee to manage the servicing activities. If the PFI chooses to transfer servicing rights to a third-party provider, the servicing is transferred concurrently with the sale of the MPF loan to the Bank. We began offering the servicing released option in 2003. To date, we have designated one servicing aggregator PFI, which is approved to acquire servicing rights under this option. Alternatively, an originating PFI may negotiate with other PFIs to purchase servicing rights; however, this type of arrangement would not include direct support from the MPF program.
     The servicer is responsible for collecting the borrower’s monthly payments and other servicing functions with respect to the MPF loan and the mortgaged property. Based on the servicer’s monthly investor reports provided to the master servicer, the monthly principal and interest payments are withdrawn from the PFI’s deposit account with us on the eighteenth day of each month (or prior business day if the eighteenth is not a business day). The MPF provider makes the appropriate withdrawals from the PFI’s deposit account according to the information the MPF provider receives from the master servicer.
     The MPF program offers three different MPF remittance options: Scheduled/Scheduled (S/S); Actual/Actual (A/A); and Actual/Actual Single Remittance (A/A SR). Under the S/S remittance option, the PFI is required to make principal and interest payments to the Bank on the due date whether or not the borrower has remitted any payments to the PFI, provided that the collateral securing the MPF loan is sufficient to reimburse the PFI for advanced amounts. The majority of our MPF loans utilize this option.
     Under the A/A remittance option the PFI remits the principal and interest payments they have collected any time the total collected exceeds $2,500 (but not less than once a month). Under the A/A SR option, the PFI makes a single remittance prior to the eighteenth day of the month following receipt of the principal and interest payment. Each of the remittance options has different financial and operational benefits and risks, which affect loan-purchase pricing.
     If an MPF loan becomes delinquent, the servicer is required to contact the borrower to determine the cause of the delinquency and whether the borrower will be able to cure the default. The MPF guides permit limited types of forbearance plans. If the servicer determines that an MPF loan, which has become 90 days delinquent, is not likely to be brought current, then the servicer is required to prepare a foreclosure plan and commence foreclosure activities. The foreclosure plan includes determining the current condition and value of the mortgaged property and the likelihood of loss upon disposition of the property after foreclosure, or in some cases, a deed in lieu of foreclosure. After submitting its foreclosure plan to the master servicer, the servicer provides monthly status reports regarding the progress of foreclosure and subsequent disposition activities.

     The servicer is required to secure and insure the property after it acquires title through the date of disposition. Upon disposition a final report must be submitted to the master servicer detailing the outstanding loan balance, accrued and unpaid interest, the net proceeds of the disposition, and the amounts advanced by the servicer, including any principal and interest advanced during the disposition period. If there is a loss on the conventional MPF loan, the loss is allocated to the master commitment and shared in accordance with the risk-sharing structure for that particular master commitment. Gains are the property of the MPF Bank but are available to offset future losses under the master commitment.
     Upon any MPF loan becoming 90 days or more delinquent, the master servicer monitors and reviews the servicer’s default management activities for that MPF loan until it is brought current, including timeliness of notices to the mortgagor, forbearance proposals, property protection activities, and foreclosure referrals, all in accordance with the MPF guides. Upon liquidation of any MPF loan and submission of each realized loss calculation from the servicer, the master servicer reviews the realized loss calculation for conformance with the primary mortgage-insurance requirements, if applicable, and conformance to the cost and timeliness standards of the MPF guides, and disallows the reimbursement to the servicer of any servicing advances related to the servicer’s failure to perform in accordance with the MPF guides’ standards.
     Throughout the servicing process, the master servicer monitors the PFI’s compliance with MPF program requirements and makes periodic reports to the MPF provider. The MPF provider will bring any material concerns to our attention. Minor lapses in servicing are simply charged to the servicer rather than being included in determining a loss on an MPF loan. Major lapses in servicing could result in a servicer’s servicing rights being terminated for cause and the servicing of the particular MPF loans being transferred to a new, qualified servicing PFI. To date, the master servicer has not reported any major lapses by our servicers and no servicer’s servicing rights have been terminated in the history of the MPF program. In addition, the MPF guides require each servicer to maintain errors and omissions insurance and a fidelity bond and to provide an annual certification with respect to its insurance and its compliance with the MPF program requirements.
     MPF Quality Assurance
     The MPF provider contracts with a third party quality control agent to conduct the quality assurance (QA) reviews for the MPF program. Once a PFI has funded five loans into the MPF program, they are selected for their initial QA review. The sample size is five loans selected from all the loans the PFI has funded into the MPF program. In addition, the MPF provider utilizes a quarterly, statistically based sampling methodology for the entire MPF program. If a PFI is not selected during the quarterly statistical sampling process, at least one loan from every funding PFI will be selected annually for a QA review. The QA reviews are performed to determine whether the reviewed MPF loans complied with the MPF program requirements at the time of acquisition. After the QA review is completed, a results letter is sent to the PFI noting any significant critical, other critical, or general exception compliance issues. The PFI has the opportunity to respond to the results letter in an effort to resolve any exception issue(s). If an acceptable resolution cannot be determined, the PFI may be required to repurchase or indemnify the Bank for losses on any MPF loan that is ineligible for the MPF program or for which the exception issue cannot be cured. Any exception that indicates a negative trend is discussed with the PFI and may result in the suspension or termination of a PFI’s ability to deliver new MPF loans if the concern is not adequately addressed. The MPF provider does not currently require any QA reviews of government MPF loans.
     Some states and municipalities have enacted laws against mortgage loans considered predatory or abusive. Some of these laws impose liability for violations not only upon the originator, but also upon purchasers and assignees of mortgage loans. We take measures that we consider reasonable and appropriate to reduce our exposure to potential liability under these laws and we are not aware of any claim, action, or proceeding asserting that the Bank is liable under these laws. However, there can be no assurance that we will never have any liability under predatory or abusive lending laws.
     At March 31, 2006 we had $12.7 billion in par value of mortgage loans purchased from 156 PFIs. Of that amount, approximately $11.1 billion, or 88 percent, was purchased from Superior. At December 31, 2005 we had $13.0 billion in par value of mortgage loans purchased from 149 PFIs. Of that amount, approximately $11.5 billion, or 88 percent, was purchased from Superior. See discussion in “Mortgage Loans” on page 106.
     A detailed discussion of the different MPF products offered by the Bank, including underwriting criteria, and their related credit risk is provided in “Mortgage Assets” on page 163.
Investments
     The Mortgage Finance investment portfolio includes investments in mortgage-backed securities and due to their risk profiles, hedging and funding strategies are similar to mortgage loans purchased under the MPF program. By regulation, we are permitted to invest in the following asset types, among others:
•	Obligations, participations, or other instruments of or issued by Fannie Mae or Ginnie Mae.

•	Mortgages, obligations, or other securities that are or ever have been, sold by Freddie Mac pursuant to 12 U.S.C. 1454 or 1455.

•	Instruments that the Bank has determined are permissible investments for fiduciary or trust funds under the laws of the state of Iowa.
     We historically have limited our investments in mortgage-backed securities to those that are guaranteed by the U.S. government, are issued by government-sponsored housing enterprises, or carry the highest investment grade ratings by any NRSRO at the time of purchase.
     We have participated in the MPF shared funding program, which provides a means to distribute both the benefits and the risks of the mortgage loans among a number of parties. The MPF shared funding program was created to (1) provide the FHLBanks with an alternative for managing interest rate and prepayment risks by giving the FHLBanks the ability to transfer those risks to other investors; (2) provide an additional source of liquidity that would allow further expansion of the MPF program; and (3) benefit other FHLBanks and their members by providing investment opportunities in high quality assets.
     Under the MPF shared funding program, a participating member of the FHLBank of Chicago sponsors a trust (trust sponsor) and transfers into the trust loans eligible to be MPF loans that the participating member of the FHLBank of Chicago originates or acquires. Upon transfer of the assets into the trust, the trust issues certificates with tranches that have credit risk characteristics consistent with the MPF program policy and are compliant with the applicable regulations. The tranches are backed by the underlying mortgage loans and all or nearly all of the tranches receive public credit ratings determined by an NRSRO.
     The senior tranches (A Certificates) have a credit rating of AA or AAA and may have different interest rate risk profiles and durations. The A Certificates, which may be structured to present risk and investment characteristics attractive to different types of investors, are sold to the FHLBank of Chicago, either directly by the trust or by the trust sponsor. The lower-rated tranches (B Certificates) provide the credit enhancement for the A Certificates and are sold to the trust sponsor. The FHLBank of Chicago may subsequently sell some or all of its A Certificates to its members and to other FHLBanks and their members. No residuals are created or retained on the statements of condition of the FHLBank of Chicago or any other FHLBank.
     Participating members who sell loans to the trust sponsor retain the servicing rights and obligations with respect to the loan servicing, which are performed through the MPF program systems and processes supported by the FHLBank of Chicago. The FHLBank of Chicago is the master servicer for the trust for the benefit of the certificate holders and Wells Fargo is the FHLBank of Chicago’s vendor for performing these servicing functions.
     There have been two MPF shared funding transactions since the program’s inception. The Bank has only participated in one of those transactions. In the first transaction in March 2003, the Bank purchased A Certificates from the FHLBank of Chicago with a principal amount of $155.6 million, which represented one-third of the A Certificates available. The FHLBank of Chicago offered the Bank one-third of the A Certificates available because approximately one-third of the mortgages backing the A Certificates were acquired from Wells Fargo. The Bank made a determination to purchase the A Certificates it was offered based on, among other factors, the Bank’s pricing parameters for purchases of mortgage securities. For additional discussion see “Item 7 – Certain Relationships and Related Transactions” at page 200.
     In the second transaction, in June 2003, the FHLBank of Chicago offered the Bank approximately one-third of the A Certificates because approximately one-third of the mortgages backing the Certificates were acquired from Wells Fargo. In this transaction, the Bank did not purchase any A Certificates from the FHLBank of Chicago. The Bank made a determination not to purchase the A Certificates it was offered based on the Bank’s pricing parameters for purchases of mortgage securities.

     The Bank’s shared funding investments are reported with mortgage-backed securities. These certificates are not publicly traded and are not guaranteed by the Bank or other FHLBanks. The MPF shared funding program is discussed further in “Mortgage Assets” on page 163.
     Under Finance Board regulations, we are prohibited from investing in whole mortgages or other whole loans other than
•	those acquired under the Bank’s mortgage finance program.

•	certain investments targeted to low income persons or communities.

•	certain marketable direct obligations of state, local, or tribal government units or agencies having at least the second highest credit rating from an NRSRO.

•	mortgage-backed securities or asset-backed securities backed by manufactured housing loans or home equity loans.

•	certain foreign housing loans authorized under section 12(b) of the FHLBank Act.
     The Finance Board’s financial management policy further limits the Bank’s investment in mortgage-backed and asset-backed securities. This policy requires that the total book value of mortgage-backed securities owned by the Bank may not exceed 300 percent of the Bank’s capital at the time of purchase. The Finance Board has excluded MPF shared funding certificates from this financial management policy limit. At March 31, 2006 and December 31, 2005 the book value of mortgage-backed securities owned by the Bank, excluding MPF shared funding certificates, represented approximately 218 percent and 207 percent of total capital (including capital stock classified as mandatorily redeemable). In addition, we are prohibited from purchasing the following types of securities:
•	Interest-only or principal-only stripped mortgage-backed securities.

•	Residual interest or interest accrual classes of collateralized mortgage obligations and real estate mortgage investment conduits.

•	Fixed rate or variable rate mortgage-backed securities, collateralized mortgage obligations, and real estate mortgage investment conduits that on the trade date are at rates equal to their contractual caps and that have average lives that vary by more than six years under an assumed instantaneous interest rate change of 300 basis points.

Products and Services – Member Finance and Mortgage Finance
     We use consolidated obligations and derivatives in the same manner for both Member Finance and Mortgage Finance as part of our funding and interest rate risk management strategies. These products and services are discussed below on a combined basis.
Consolidated Obligations
     Our primary source of funds to support our business segments is the sale of debt instruments, known as consolidated obligations, in the capital markets. Consolidated obligations are the joint-and-several obligations of the FHLBanks, backed only by the financial resources of the 12 FHLBanks. Consolidated obligations are not obligations of the U.S. Government, and the U.S. Government does not guarantee them. Currently, Moody’s Investors Service, Inc. (Moody’s) has rated the consolidated obligations Aaa/P-1 and Standard & Poor’s has rated them AAA/A-1+.
     Although we are primarily liable for the portion of consolidated obligations issued on our behalf, we are also jointly and severally liable with the other 11 FHLBanks for the payment of principal and interest on all consolidated obligations of each of the FHLBanks. The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligation whether or not the consolidated obligation represents a primary liability of such FHLBank. Although it has never happened, to the extent that an FHLBank makes any payment on a consolidated obligation on behalf of another FHLBank that is primarily liable for such consolidated obligation, Finance Board regulations provide that the paying FHLBank is entitled to reimbursement from the noncomplying FHLBank for any payments made on behalf of the noncomplying FHLBank and other associated costs (including interest to be determined by the Finance Board). If, however, the Finance Board determines that the noncomplying FHLBank is unable to satisfy its repayment obligations, the Finance Board may allocate the outstanding liabilities of the noncomplying FHLBank among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding. The Finance Board reserves the right to allocate the outstanding liabilities for the consolidated obligations between the FHLBanks in any other manner it may determine to ensure that the FHLBanks operate in a safe and sound manner.
     Finance Board regulations govern the issuance and servicing of consolidated obligations. The FHLBanks issue consolidated obligations through the Office of Finance which has authority under section 11(a) of the FHLBank Act to issue joint and several debt on behalf of the FHLBanks. No FHLBank is permitted to issue individual debt under section 11(a) without Finance Board approval.

     Pursuant to Finance Board regulations, the Office of Finance has adopted policies and procedures for consolidated obligations that may be issued by the FHLBanks. The policies and procedures relate to the frequency and timing of issuance of consolidated obligations, issue size, minimum denomination, selling concessions, underwriter qualifications and selection, currency of issuance, interest rate change or conversion features, call or put features, principal amortization features, and selection of clearing organizations and outside counsel. The Office of Finance has responsibility for facilitating and approving the issuance of the consolidated obligations in accordance with these policies and procedures. In addition, the Office of Finance has the authority to restrict or deny the FHLBanks’ requests to issue consolidated obligations that are otherwise allowed by its policies and procedures if the Office of Finance determines that such action would be inconsistent with the Finance Board requirement that consolidated obligations be issued efficiently and at the lowest all-in cost over time. The Office of Finance’s authority to restrict or prohibit our requests for issuance of consolidated obligations has not adversely impacted our ability to finance our operations.
     In response to changes in the Federal Reserve Bank Policy Statement on Payments System Risk, which is discussed in “Legislative and Regulatory Developments” on page 136, the FHLBanks and the Office of Finance recently entered into a funding and contingency plan agreement that facilitates timely funding of interest and principal payments on the FHLBanks’ consolidated obligations. This agreement is discussed in “Interest and Principal Payments on Consolidated Obligations” on page 117.
     Consolidated obligations are generally issued with either fixed or variable rate payment terms that use a variety of indices for interest rate resets including LIBOR and Constant Maturity Treasury. To meet the specific needs of certain investors in consolidated obligations, both fixed and variable rate obligations may also contain certain embedded features that may result in complex coupon payment terms and call features. When such consolidated obligations are issued on behalf of the Bank, we may concurrently enter into derivative agreements containing offsetting features that effectively alter the terms of the bond to a simple variable rate tied to an index. The Office of Finance may coordinate communication between underwriters, the Bank, and financial institutions that enter into interest rate exchange agreements to facilitate issuance.
     The Office of Finance may also coordinate transfers of FHLBank debt amongst other FHLBanks. We may, from time to time, assume the outstanding primary liability of another FHLBank rather than issue new debt for which the Bank is the primary obligor. If an FHLBank has acquired excess funding, that FHLBank may offer its debt to the other 11 FHLBanks at the current market rate of interest consistent with what may be expected in the auction process. We may choose to assume the outstanding primary liability of another FHLBank as it would have a known price compared with issuing debt through the auction process where actual pricing is unknown prior to issuance. In addition, increasing market supply of FHLBank debt through the issuance of additional new debt could adversely affect pricing and future issuance if appropriate levels of demand do not exist in the capital markets.

     Finance Board regulations require that each FHLBank maintain the following types of assets, free from any lien or pledge, in an amount at least equal to the amount of that FHLBank’s participation in the total consolidated obligations outstanding:
•	Cash.

•	Obligations of or fully guaranteed by the U.S.

•	Secured advances.

•	Mortgages that have any guarantee, insurance, or commitment from the U.S. or any agency of the U.S.

•	Investments described in section 16(a) of the FHLBank Act, which, among other items, include investments that a fiduciary or trust fund may purchase under the laws of the state of Iowa.

•	Other securities that are rated Aaa by Moody’s, AAA by Standard & Poor’s, or AAA by Fitch, Inc. (Fitch).
     We were in compliance with this requirement at March 31, 2006 and December 31, 2005. See discussion in “Regulatory Requirements” on page 119.
     In addition to being responsible for facilitating and executing the issuance of consolidated obligations, the Office of Finance services all outstanding debt. It also monitors the Bank System’s unsecured credit exposure to individual counterparties, serves as a source of information for the FHLBanks on capital market developments, and manages the Bank System’s relationship with the rating agencies for consolidated obligations.
     The consolidated obligations the FHLBanks may issue consist of consolidated bonds and consolidated discount notes.
     Consolidated Bonds
     Consolidated bonds satisfy intermediate- and long-term funding requirements. Typically, the maturity of these securities ranges from one year to 20 years, but the maturity is not subject to any statutory or regulatory limit. In addition, in 2005 we began issuing index amortizing notes. Index amortizing notes have amortization schedules linked to specific reference pools of mortgages. The redemption schedule of the note is dependent on the amortization schedule of the underlying reference pool. The notes are redeemed at the final maturity date, regardless of the then-outstanding amount of the reference pool.

     We work with a variety of authorized securities dealers and the Office of Finance to meet our debt issuance needs. Depending on the amount and type of funding needed, consolidated bonds may be issued through competitively bid transactions, such as the TAP program or auctions, or on a negotiated basis.
     For consolidated bonds issued through the TAP program, we work directly with the Office of Finance to issue new consolidated bonds or reopen existing consolidated bonds. Rather than offering numerous small issues of similar maturities to the market, the TAP program reopens the most common maturities through daily competitive auctions. TAP issues generally remain open for three months, after which they are closed and a new series of TAP issues is opened to replace them. The goal of the TAP program is to aggregate frequent smaller issues into a larger bond issue that may have greater market liquidity. Consolidated bonds issued through the TAP program are generally fixed rate, noncallable structures issued in standard maturities of 18 months or two, three, five, seven, or ten years. We participate in the TAP program from time to time to provide funding for our portfolio. None of our total consolidated bonds issued during the three months ended March 31, 2006 were issued through the TAP program. For the year ended December 31, 2005, $1.5 billion or 14 percent of total consolidated obligation bonds issued were through the TAP program compared with $0.5 billion or 3 percent for the year ended December 31, 2004.
     We may request specific amounts of certain consolidated bonds to be offered by the Office of Finance for sale via competitive auction conducted with underwriters of a bond selling group. One or more FHLBanks may also request amounts of those same bonds to be offered for sale for their benefit via the same auction. Auction structures are determined by the Bank in consultation with the Office of Finance and the dealer community. We may receive zero to 100 percent of the proceeds of the consolidated bonds issued via competitive auction depending on (1) the amounts and costs for the consolidated bonds bid by underwriters; (2) the maximum costs we or other FHLBanks participating in the same issue, if any, are willing to pay for the obligations; and (3) the guidelines for allocation of consolidated bond proceeds among multiple participating FHLBanks administered by the Office of Finance.
     Negotiated bond issues are established directly between the Bank and individual dealers. Some bond issues are in response to specific inquiries from underwriters. We receive 100 percent of the proceeds of a bond issued via direct negotiation with underwriters of debt when we are the only FHLBank involved in the negotiation. In these cases, we are the sole primary obligor on the consolidated bond. When we and one or more other FHLBanks jointly negotiate the issuance of a bond directly with underwriters, we receive a portion of the proceeds of the bond agreed upon with the other FHLBanks; in those cases, we are the primary obligor for a pro rata portion of the bond, including all customized features and terms, based on proceeds received. The majority of our consolidated bond issuances are conducted via direct negotiation with underwriters.
     We rely on market information, data supplied by the Office of Finance, and our own analysis when negotiating the price and structure of new consolidated obligation issues. In addition, for large transactions with widely offered and traded structures, we customarily request quotes from two or more dealers to ensure that our debt is priced competitively.

     We may also participate in the Global Debt Program that is coordinated by the Office of Finance. The Global Debt Program allows the FHLBanks to diversify their funding sources to include overseas investors. Global Debt Program bonds may be issued in maturities ranging from one year to 30 years and can be customized with different terms and currencies. All FHLBanks that participate approve the price of the individual issues.
     Consolidated Discount Notes
     Consolidated discount notes satisfy short-term funding requirements. These securities have maturities of up to 365/366 days and are offered daily through a consolidated discount note selling group and through other authorized underwriters. Consolidated discount notes are sold at a discount and mature at par.
     On a daily basis, we may request specific amounts of certain consolidated discount notes with specific maturity dates to be offered by the Office of Finance at a specific cost for sale to underwriters in the discount note selling group. One or more FHLBanks may also request amounts of those same discount notes to be offered for sale for their benefit the same day. The Office of Finance commits to issue consolidated discount notes on behalf of the participating FHLBanks when underwriters in the selling group submit orders for the specific discount notes offered for sale. We may receive zero to 100 percent of the proceeds of the consolidated discount notes issued via this sales process depending on (1) the maximum costs we or other FHLBanks participating in the same issue, if any, are willing to pay for the discount notes; (2) the order amounts for the consolidated discount notes submitted by underwriters; and (3) the guidelines for allocation of consolidated discount note proceeds among multiple participating FHLBanks administered by the Office of Finance.
     Twice weekly, we may request specific amounts of consolidated discount notes with fixed terms to maturity ranging from 4 weeks to 26 weeks to be offered by the Office of Finance for sale via competitive auction conducted with underwriters in the discount note selling group. One or more FHLBanks may also request amounts of those same discount notes to be offered for sale for their benefit via the same auction. The discount notes offered for sale via competitive auction are not subject to a limit on the maximum costs the FHLBanks are willing to pay. We may receive zero to 100 percent of the proceeds of the consolidated discount notes issued via competitive auction depending on (1) the amounts of the consolidated discount notes bid by underwriters and (2) the guidelines for allocation of consolidated discount note proceeds among multiple participating FHLBanks administered by the Office of Finance. We primarily issue consolidated discount notes through these competitive auctions.

     Derivatives
     The Bank uses derivatives to manage our exposure to interest rate and prepayment risks. The Finance Board’s regulations and the Bank’s financial risk management policy establish guidelines for derivatives. We can use interest rate swaps, swaptions, interest rate cap and floor agreements, calls, puts, and futures and forward contracts as part of our interest rate and prepayment risk management and funding strategies for both business segments. The Finance Board’s regulations and the Bank’s policies prohibit trading in or the speculative use of these instruments and limit exposure to credit risk arising from the instruments.
     We primarily use derivatives to manage our exposure to changes in interest rates. The goal of our interest rate risk management strategy is not to eliminate interest rate risk, but to manage it within appropriate limits. One key way we manage interest rate risk is to acquire and maintain a portfolio of assets and liabilities which, together with their associated derivatives, are conservatively matched with respect to the expected repricings of the assets and liabilities.
     In general, we use derivatives as a fair value hedge of an underlying financial instrument and/or as an asset-liability management tool.
     For example, we use derivatives in our overall interest rate risk management to adjust the interest rate sensitivity of consolidated obligations to approximate more closely the interest rate sensitivity of assets, including advances, investments, and mortgage loans and/or to adjust the interest rate sensitivity of advances, investments, and mortgage loans to approximate more closely the interest rate sensitivity of liabilities.
     We also use derivatives to manage embedded options in assets and liabilities to hedge the market value of existing assets, liabilities, and anticipated transactions.
     A more detailed discussion regarding our use of derivatives is located in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 60 and in “Risk Management” beginning on page 141.

Capital and Dividends
     We converted to a new capital structure, as required by the Gramm-Leach-Bliley (GLB) Act, on July 1, 2003. The conversion was treated as a capital transaction and accounted for at par value. Our capital plan allows us to issue a single class of capital stock (Class B stock).
     The Bank’s Class B stock has a par value of $100 per share, and all shares are purchased, repurchased, redeemed, or transferred only at par value. We have two subclasses of Class B stock:
•	Membership stock–Each member must purchase and hold membership stock equal to a percentage of its total assets as of the preceding December 31st. We use membership stock to provide capital for our financial operations, including maintenance of our liquidity and investment portfolios.

•	Activity-based stock–Each member is required to purchase activity-based stock equal to a percentage of its outstanding transactions and commitments and to hold that stock as long as the transactions and commitments remain outstanding.
     The membership stock and activity-based stock percentages may be adjusted by the Board of Directors within ranges established in the capital plan. The following table summarizes our capital stock requirements and ranges established by the capital plan for each requirement at March 31, 2006, December 31, 2005, and December  31, 2004:

	Capital Stock	Range Established
	Requirements	by Capital Plan
Membership stock requirement:
Member’s total assets as of the preceding December 31[1]	0.12%	0.10% to 0.25%

Activity-based stock requirement:
Outstanding principal balance of advances	4.45%	3.00% to 5.00%
Outstanding acquired member assets[2]	4.45%	3.00% to 5.00%
Outstanding standby letters of credit	0.15%	0.00% to 0.175%
Commitments for advances	0.00%	0.00% to 0.35%
Commitments for acquired member assets	0.00%	0.00% to 0.60%

[1]	The membership stock requirement calculated using the required percentage is currently subject to a cap of $10 million and a floor of $10,000. Under the capital plan, the cap may be adjusted between $10 million and $30 million and the floor may be adjusted between $10,000 and $30,000 by the Board of Directors.

[2]	Percent required is for acquired member assets purchased by the Bank on or after July 1, 2003. Acquired member assets purchased by the Bank before the July 1, 2003 conversion are subject to the capital requirements specified in the contracts in effect at the time the assets were purchased.

     Each member is required to purchase and maintain a minimum investment in Class B stock equal to the sum of its membership stock and activity-based stock requirements. Membership stock owned in excess of the membership stock requirement is known as excess membership stock. Activity-based stock owned in excess of the activity-based stock requirement is known as excess activity-based stock. The sum of a member’s excess membership stock and excess activity-based stock is known as excess stock. A member may request redemption of any or all of its excess stock by providing the Bank with written notice five years in advance of the redemption. The five-year notice period also applies when a member wishes to withdraw its membership in the Bank.
     Although the Bank does not redeem membership stock prior to the expiration of the five-year notice period prescribed under the Bank’s capital plan, the Bank, at its discretion and upon 15 days’ written notice, may repurchase excess membership stock. Although our current practice generally is not to repurchase excess shares of membership stock and not to honor requests by members for the repurchase of membership stock, we may change our practice at any time.
     If a member’s membership stock balance exceeds the $10 million cap as a result of a merger or consolidation, we may repurchase the amount of excess stock necessary to make the member’s membership stock balance equal to the $10 million cap.
     Although the Bank does not redeem activity-based stock prior to the expiration of the five-year notice period prescribed under the Bank’s capital plan, the Bank, in accordance with its capital plan, automatically, but at its option, repurchases excess activity-based stock that exceeds an operational threshold on at least a scheduled monthly basis, subject to the limitations set forth in the plan. The current operational threshold is $50 thousand and may be changed by the Board of Directors within ranges specified in the capital plan with at least 15 days’ prior written notice. The Bank may also change the scheduled date for repurchasing excess activity-based stock with at least 15 days’ prior written notice. Under current Bank practice, we will also consider written repurchase requests from members for excess activity-based stock. The Bank may receive such requests when (1) a member desires that the Bank repurchase the member’s excess activity-based stock above the operational threshold before the scheduled monthly date or (2) a member desires that the Bank repurchase the member’s excess activity-based stock which is below the operational threshold but above the member’s activity-based stock requirement. Although it is our current practice to honor repurchase requests on excess activity-based stock upon receipt of the request, we may change our practice at any time.
     The GLB Act requires us to maintain minimum levels of permanent capital in an amount equal to or greater than our risk based capital calculated in accordance with the Finance Board’s rules and regulations. We also are required to maintain a minimum capital-to-asset ratio and a minimum leverage ratio. These capital requirements are further discussed in “Capital Requirements” on page 127.

     The Bank’s Board of Directors may declare and pay dividends in either cash or capital stock or a combination thereof. The Bank may pay such dividends from current earnings or previously retained earnings. The Board of Directors may not declare or pay any dividends if the Bank is not in compliance with its capital requirements or, if after paying the dividend, the Bank would not be in compliance with its capital requirements. In addition, subject to certain exceptions, before declaring or paying any dividend, we must certify to the Finance Board that we will remain in compliance with the regulatory liquidity requirements and will remain capable of making full and timely payment of our current obligations coming due during the next quarter. These liquidity requirements are discussed in “Regulatory Requirements” on page 119. Dividend payments are discussed in further detail in “Dividends” on page 129.
Taxation
     We are exempt from federal, state, and local taxation except real property taxation. We are, however, obligated to pay assessments for our AHP and to make payments to the REFCORP. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. In 2005 the Finance Board modified the AHP calculation to exclude interest expense for mandatorily redeemable capital stock under Statement of Financial Accounting Standards (SFAS) 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The modification was effective January 1, 2004. Prior to 2004, assessments for REFCORP and AHP equated to a minimum effective income tax rate of 26.5 percent for the FHLBanks. In 2004 and going forward, assessments for REFCORP and AHP equate to a minimum effective tax rate of 26.5 percent; this effective rate will be higher to the extent we record interest expense for mandatorily redeemable capital stock. The combined AHP and REFCORP assessments for the Bank, including amounts included in the cumulative effect of change in accounting principle, were $7.8 million and $56.1 million for the three months ended March 31, 2006 and 2005 and $82.5 million, $36.1 million, and $48.9 million for the years ended December 31, 2005, 2004, and 2003.
Affordable Housing Program
     To fund their respective AHPs, the FHLBanks each must set aside 10 percent of their current year regulatory income to fund next year’s AHP obligation. Regulatory income is defined by the Bank as income calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) before interest expense related to mandatorily redeemable capital stock under SFAS 150 and the assessment for AHP, but after the assessment for REFCORP. The treatment of interest expense related to mandatorily redeemable capital stock is based on a regulatory interpretation issued by the Finance Board. We accrue our AHP assessment monthly based on our income. We reduce the AHP liability as members use subsidies.

     If the Bank experienced a regulatory loss during a quarter, but still had regulatory income for the year, our obligation to the AHP would be calculated based on the Bank’s year-to-date regulatory income. If the Bank had regulatory income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the Bank experienced a regulatory loss for a full year, we would have no obligation to the AHP for the next year except in the following circumstance. If the result of the aggregate 10 percent calculation is less than $100 million for all 12 FHLBanks, then the FHLBank Act requires that the shortfall be allocated among the 12 FHLBanks. The allocation is based on the ratio of each FHLBank’s regulatory income before REFCORP assessments to the sum of regulatory income before REFCORP assessments of the 12 FHLBanks. There was no shortfall during the three months ended March 31, 2006 or the years ended December 31, 2005, 2004, or 2003.
     If an FHLBank finds that its required contributions are contributing to the financial instability of that FHLBank, it may apply to the Finance Board for a temporary suspension of its AHP contributions. The Bank did not make such an application during the three months ended March 31, 2006 or the years ended December 31, 2005, 2004, or 2003.
Resolution Funding Corporation
     Congress requires that each FHLBank annually pay to the REFCORP 20 percent of income calculated in accordance with GAAP after the assessment for AHP, but before the assessment for the REFCORP. We accrue our REFCORP assessment on a monthly basis.
     The FHLBanks’ obligation to the REFCORP will terminate when the aggregate actual quarterly payments made by the FHLBanks exactly equal the present value of a $300 million annual annuity that commences on the date on which the first obligation of the REFCORP was issued and ends on April 15, 2030. The Finance Board determines the discounting factors to use in this calculation in consultation with the Department of Treasury.
     The Finance Board is required to shorten the term of the FHLBanks’ obligation to the REFCORP for each calendar quarter in which there is an excess quarterly payment. An excess quarterly payment is the amount by which the actual quarterly payment exceeds $75 million. The Finance Board is required to extend the term of the FHLBanks’ obligation to the REFCORP for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75 million.

     The FHLBanks’ aggregate payments through March 31, 2006 have exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the first quarter of 2017. The following table presents information on the status of the FHLBanks’ REFCORP payments at March 31, 2006 (dollars in millions):

		Interest Rate
		Used to	Present
	Amount of	Discount the	Value of the
	Benchmark	Future	Benchmark
	Payment	Benchmark	Payment
Payment Due Date	Defeased	Payment	Defeased
October 15, 2017	$30.3	5.22%	$16.7
July 15, 2017	75.0	5.18%	42.0
April 15, 2017	75.0	5.18%	42.6
January 15, 2017	24.0	5.18%	13.8

Total	$204.3		$115.1

     The benchmark payments or portions of them could be reinstated if the actual REFCORP payments of the FHLBanks fall short of $75 million in a quarter. The maturity date of the REFCORP obligation may be extended beyond April 15, 2030 if such extension is necessary to ensure that the value of the aggregate amounts paid by the FHLBanks exactly equals a $300 million annual annuity. Any payment beyond April 15, 2030 will be paid to the Department of Treasury.
     The cumulative amount to be paid to the REFCORP by the Bank is not determinable at this time because it depends on the future earnings of all FHLBanks and the level of interest rates. If the Bank experienced a net loss during a quarter, but still had net income for the year, the Bank’s obligation to the REFCORP would be calculated based on the Bank’s year-to-date net income. The Bank would be entitled to a refund of amounts paid for the full year that were in excess of its calculated annual obligation. If the Bank had net income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the Bank experienced a net loss for a full year, the Bank would have no obligation to the REFCORP for that year.
Liquidity Requirements
     The Bank needs liquidity to satisfy member demand for short- and long-term funds, to repay maturing consolidated obligations, and to meet other business obligations. The Bank is required to maintain liquidity in accordance with certain Finance Board regulations and with policies established by the Board of Directors. See our discussion of liquidity requirements in “Liquidity Requirements” on page 119.

Competition
     Demand for the Bank’s advances is affected by, among other things, the cost of other available sources of funds for our borrowers. We compete with other suppliers of secured and unsecured wholesale funding that include investment banks and dealers, commercial banks, and, in certain circumstances, other FHLBanks. Certain holding companies have subsidiary institutions located in various states that may be members of different FHLBanks. To the extent a holding company has access through multiple subsidiaries to FHLBank funding from more than one FHLBank, the holding company can choose the most cost effective advance product available from among the FHLBanks to which it has access. Thus, FHLBanks may compete with each other to fund advances to members in different FHLBank districts that are subsidiaries of a holding company. The availability of alternative funding sources to members can significantly influence the demand for our advances and can vary as a result of a variety of factors including, among others, market conditions, member creditworthiness and size, and availability of collateral.
     The purchase of mortgage loans through the MPF program is subject to significant competition on the basis of prices paid for mortgage loans, customer service, and ancillary services such as automated underwriting. We compete primarily with other government-sponsored housing enterprises such as Fannie Mae and Freddie Mac and private investors for acquisition of conventional fixed rate mortgage loans. The volume of this type of mortgage loan available for purchase by investors has declined with the rise in interest rates and competitive products such as hybrid adjustable rate mortgages that we do not currently purchase. This trend could continue and the demand for MPF products could diminish. In general, the competitive environment may present a challenge for the Bank in our achievement of financial goals. We continuously reassess the potential for success in attracting and retaining customers for our products and services.
     We also compete with the U.S. government, Fannie Mae, Freddie Mac, and other government-sponsored housing enterprises as well as corporate, sovereign, and supranational entities for funds raised through the issuance of unsecured debt in the national and global debt markets. In the absence of increased demand, increased supply of competing debt products may result in higher debt costs or lesser amounts of debt issued at the same cost. In addition, the availability and cost of funds raised through the issuance of certain types of unsecured debt may be adversely affected by regulatory initiatives that tend to reduce investments by certain depository institutions in unsecured debt with greater price volatility or interest rate sensitivity than fixed rate, fixed maturity instruments of the same maturity. Although the available supply of funds has kept pace with our funding needs, there can be no assurance this will continue to be the case.
     In addition, the sale of callable debt and the simultaneous execution of callable derivative agreements that mirror the debt have been an important source of competitive funding for the Bank. The availability of markets for callable debt and derivative agreements may be an important determinant of the Bank’s relative cost of funds. There is considerable competition among high-credit-quality issuers for callable debt and for derivative agreements. There can be no assurance the current breadth and depth of these markets will be sustained.

Regulatory Oversight, Audits, and Examinations
     The Finance Board is an independent executive agency in the U.S. government responsible for supervising and regulating the FHLBanks and the Office of Finance. The Finance Board administers the FHLBank Act and is authorized to issue rules, regulations, and orders affecting the FHLBanks and the Office of Finance. The Finance Board performs all duties and responsibilities as may be required by statute.
     The Finance Board consists of five full-time members, four of whom are appointed by the President of the United States with the consent of the Senate to serve seven-year terms. The fifth board member is the Secretary of the Department of Housing and Urban Development (HUD), or the Secretary’s designee.
     The Finance Board’s primary duties are to ensure that the FHLBanks carry out their housing and community development finance mission, remain adequately capitalized, have the ability to raise funds in the capital markets, and operate in a safe and sound manner. Additionally, the Finance Board oversees all business operations of the FHLBanks, including
•	prescribing conditions upon which FHLBanks may advance funds to their members and housing associates.

•	prescribing rules and conditions under which an FHLBank may borrow funds, pay interest on those funds, or issue obligations.

•	requiring examinations of the FHLBanks.

•	appointing the public interest members of the boards of directors of the FHLBanks.
     To assess the safety and soundness of the Bank, the Finance Board conducts annual, on-site examinations of the Bank as well as periodic off-site reviews. Additionally, we are required to submit monthly financial information on the statement of condition, results of operations, and various other financial reports to the Finance Board. Due to matters raised during the course of our 2005 Finance Board examination, in August 2005, the Board of Directors of the Bank established an Internal Review Committee. The Internal Review Committee was directed to review certain matters related to the Bank’s operations and controls. Furthermore, in September 2005, the Board of Directors, again taking into account matters raised during the course of the Finance Board examination, determined to undertake a comprehensive review of our operations. See the “Overview” at page 2 for additional details.
     The Finance Board requires that we satisfy certain minimum liquidity and capital requirements. Liquidity requirements are discussed in “Regulatory Requirements” on page 119. Capital requirements are discussed in “Capital Requirements” on page 127.

     The Finance Board has broad authority to bring administrative actions against an FHLBank and its directors and officers. The Finance Board may initiate proceedings to suspend or remove FHLBank directors and officers for cause. The Finance Board may issue a notice of charges seeking the issuance of a temporary or permanent cease and desist order to an FHLBank or any director or executive officer if the Finance Board determines that any such party is engaging in, has engaged in, or the Finance Board has cause to believe the party is about to engage in
•	an unsafe or unsound practice in conducting the business of the FHLBank.

•	any conduct that violates any provision of the FHLBank Act or any applicable law, order, rule, or regulation.

•	any conduct that violates conditions imposed in writing by the Finance Board in connection with the granting of any application or other request by the FHLBank, or any written agreement between the FHLBank and the Finance Board.
     The Finance Board may issue a notice seeking the assessment of civil monetary penalties against an FHLBank or, in some cases, any director or executive officer that
•	violates any provision of the FHLBank Act, or any order, rule, or regulation issued under the FHLBank Act.

•	violates any final or temporary cease and desist order issued by the Finance Board pursuant to the FHLBank Act.

•	violates any written agreement between an FHLBank and the Finance Board.

•	engages in any conduct that causes or is likely to cause a loss to an FHLBank.
     The Finance Board is funded through assessments levied against the FHLBanks. No tax dollars or other appropriations support the operations of the Finance Board. The Finance Board allocates its operating and capital expenditures to the FHLBanks based on each FHLBank’s percentage of total capital. Unless otherwise instructed in writing by the Finance Board, each FHLBank pays the Finance Board its pro rata share of an assessment in equal monthly installments during the annual period covered by the assessment.
     The Government Corporation Control Act provides that before a government corporation issues and offers obligations to the public, the Secretary of the Treasury shall prescribe the form, denomination, maturity, interest rate, and conditions of the obligations; the means by which the obligations will be issued and time of issuance; and the selling price. To provide further access to funding, the FHLBank Act authorizes the Secretary of the Treasury, at his/her discretion, to purchase consolidated obligations from all FHLBanks up to an aggregate principal amount of $4.0 billion.

     The Comptroller General has authority under the FHLBank Act to audit or examine the Finance Board and the Bank and to decide the extent to which they fairly and effectively fulfill the purposes of the FHLBank Act. Further, the Government Corporation Control Act provides that the Comptroller General may review any audit of the financial statements conducted by an independent public accounting firm. If the Comptroller General conducts such a review, he/she must report the results and provide his/her recommendations to the Congress, the Office of Management and Budget, and the FHLBank in question. The Comptroller General may also conduct his/her own audit of any financial statements of the Bank.
     The Bank submits annual management reports to the Congress, the President of the United States, the Office of Management and Budget, and the Comptroller General. These reports include statements of condition, statements of income, statements of changes in capital, statements of cash flows, a statement of internal accounting and administrative control systems, and the report of the independent auditors on the financial statements.
     We make our quarterly and annual financial reports available free of charge on our Internet Web site at www.fhlbdm.com as soon as reasonably practicable after such reports are available. Quarterly and annual financial reports for the FHLBanks on a combined basis are also available free of charge at the Web site of the Office of Finance as soon as reasonably practicable after such reports are available. The Internet Web site address to obtain these filings is www.fhlb-of.com.
Personnel
     As of May 31, 2006, the Bank had approximately 181 full-time equivalent employees. Our employees are not covered by a collective bargaining agreement.

ITEM 1A.–RISK FACTORS
     The following discussion summarizes some of the more important risks we face. This discussion is not exhaustive, and there may be other risks we face which are not described below. The risks described below, if realized, could negatively affect our business operations, financial condition, and future results of operations and, among other things, could result in our inability to pay dividends on our capital stock.
Our Funding Depends Upon Our Ability to Access the Capital Markets and Compete Effectively for Sources of Funding, Which Could Adversely Affect Our Financial Condition and Results of Operations
     Our primary source of funds is the sale of consolidated obligations in the capital markets. Our ability to obtain funds through the sale of consolidated obligations depends in part on prevailing conditions in the capital markets at that time, which are beyond our control. In addition, we compete with Fannie Mae, Freddie Mac, and other FHLBanks, among others, for funds. Accordingly, we cannot make any assurance that we will be able to obtain funding on terms acceptable to the Bank, if at all. If we cannot access funding when needed, our ability to support and continue our operations would be adversely affected, which would negatively affect our financial condition and results of operations.
Participation in the MPF Program Subjects Us to Greater Potential Credit Losses and Increased Interest Rate Risk
     The MPF program is highly subject to competitive pressures. In addition, it is more susceptible to credit losses and involves greater interest rate risk and operational complexity than the Bank’s core advance business. General changes in market conditions could have a negative effect on the mortgage market. Examples of how changes in market conditions could effect the Bank’s participation in the MPF program include, but are not limited to, the following: rising interest rates slowing mortgage originations; economic downturn creating increased defaults and lowering housing prices; and increased innovation changing from the traditional primary borrowing of a 30-year fixed rate mortgage to products that do not meet the criteria of the MPF program. Any of these changes could have a negative impact on our profitability from the MPF program.
Prepayment Risks in Mortgage Assets Could Cause a Reduction in Earnings or Impairment in Capital
     Our mortgage investments provide homeowners the option to prepay their mortgages prior to maturity. This option leaves the Bank susceptible to uncertain cash flows associated with our mortgage investments. In general, as interest rates rise prepayments will slow and cash flows will extend. Conversely, as interest rates decline prepayments will increase and cash flows will shorten. Although the Bank attempts to mitigate this risk by issuing a variety of bullet and callable debt to more closely match changes in cash flows, there can be no assurance that an adverse interest rate fluctuation will not cause a reduction in earnings or impairment in capital.

Recent Changes in Senior Management and Other Key Personnel May Be Disruptive to Our Business and Could Materially and Adversely Affect Our Operations, Operating Results, and Financial Condition
     We have recently experienced a number of senior management and other key personnel changes. Changes in senior management of companies are inherently disruptive. In December 2005, the Bank’s President and CEO, Patrick Conway, resigned his position and retired from the Bank. At the same time, Neil Fruechte, who had been serving as a member of the Bank’s Board of Directors, resigned from that position and was named Acting President and Chief Executive Officer. Richard S. Swanson was named as President and CEO of the Bank effective June 1, 2006, and Mr. Fruechte stepped down as Acting President and Chief Executive Officer on May 31, 2006. Additionally, in February 2006, James Huston, whose employment concludes when this registration statement becomes effective, was named as Interim Chief Financial Officer. The Board of Directors is currently conducting a search for a permanent Chief Financial Officer. Effective March 31, 2006, Amy Angle, our former Chief Operating Officer and F. James Bishop, our former Chief Risk Officer resigned from their positions at the Bank. Effective July 15, 2006, Ronald Greeson, our Chief Accounting Officer, will resign from his position at the Bank. Effective May 15, 2006, the Bank’s Director of Internal Audit resigned from his position at the Bank.
     This turnover in senior management and other key personnel creates risk for the Bank, including, but not limited to, loss of continuity, possible delays or problems in implementing a new organizational structure and potential uncertainty by employees and existing and prospective members about the direction and prospects of the Bank. Each of these factors could materially and adversely affect, among other things, the Bank’s operations, operating results, and financial condition.
     The Bank’s future success will depend in large part on its ability to attract a new permanent senior management team.
     In addition, if the Bank fails to timely hire appropriate permanent replacements for the additional senior management and key personnel positions and integrate them, or our newly hired President and Chief Executive Officer, into the Bank’s business, any and/or all of such failures would be disruptive to the Bank’s business and could materially and adversely affect, among other things, the Bank’s operations, operating results and financial condition.
     Further, until the Bank hires a complete senior management team, there is a risk that many of the responsibilities typically performed by a full senior management team will be performed by a more limited number of executive officers, and thereby will prevent these officers from devoting sufficient attention to one or more of their important roles, which could have an adverse affect on the Bank’s operations, operating results, and financial condition.

The Bank May Be Unable To Pay Dividends on Its Capital Stock Or Dividends May Be Lower Than in Prior Periods
     The Bank’s board of directors may declare dividends on the Bank’s capital stock payable to members, from the Bank’s retained earnings and current income. The Bank’s ability to pay dividends is subject to statutory and regulatory restrictions. Pursuant to an Advisory Bulletin the Finance Board issued in August 2005, until our registration statement is effective, we must consult with and receive approval from the Finance Board’s Office of Supervision prior to delivery of a dividend. In September 2005, the Board of Directors directed management, within 60 days of this registration statement becoming effective, to recommend to the Board of Directors possible changes in the Bank’s capital management, retained earnings, and dividend policies. Also in September 2005, the Board of Directors further determined that until the Bank’s registration statement becomes effective and the Bank achieves its target retained earnings level, the Bank would limit the declaration and payment of dividends to members consistent with the need to maintain and/or increase retained earnings of the Bank.
     The Bank’s retained earnings of $336.2 million, as of March  31, 2006, exceeded the Bank’s Board-approved retained earnings target in place in September 2005 by $180.2 million. A significant portion of our retained earnings relates to the acceleration of income related to the loss of hedge accounting for certain hedging relationships involving mortgage loans. The acceleration is expected to result in a corresponding reduction of earnings in future periods. In June 2006 the Bank established a retained earnings and dividend policy that considers the expected future decrease in earnings related to the restatement. For additional discussion about our retained earnings policy, see “Dividends” at page 129.
     In addition, on March 8, 2006, the Finance Board proposed new regulations which would limit the amount of excess stock that an FHLBank may have outstanding and add a new retained earnings requirement. The proposal also would prohibit an FHLBank from paying any dividend without Finance Board approval if, after meeting its retained earnings requirement, its retained earnings were to fall below its minimum requirement, until such time as the FHLBank once again meets its minimum requirement. Further, each FHLBank would not be allowed to pay dividends until its net earnings are recorded. The Bank is currently analyzing the proposed rule to determine the effect it would have, if adopted in its current form, on the Bank’s financial condition and future dividend rate.

Volatility of Interest Rates Could Cause a Reduction in Earnings or Impairment in Capital
     The Bank realizes income primarily from the spread between interest earned on the Bank’s outstanding loans and investments and interest paid on the Bank’s borrowings and other liabilities. We may experience instances when either our interest-bearing liabilities will be more sensitive to changes in interest rates than our interest-earning assets, or vice versa. In either case, interest rate moves contrary to our position could negatively affect our financial condition and results of operations. Moreover, these impacts can be exacerbated by prepayment and extension risk, which is the risk that mortgage-related assets will be refinanced in low interest-rate environments, or will remain outstanding at below-market yields when interest rates increase. Although we employ a number of measures to monitor and respond to interest rate changes, there can be no assurance that an adverse interest rate fluctuation will not cause a reduction in earnings or impairment in capital.
The Bank’s Current Effort to Minimize Risks, Including Avoiding Significant Increases In Our Market Risk Profile, May Adversely Impact Our Results of Operations
     During this period of management transition and operational and strategic review, we have been operating under significant supervisory oversight by the Finance Board. During this transition period, we have determined to operate in a manner that does not involve any significant increases in the risks to which the Bank is exposed, including any significant increases in our market risk profile. The Bank normally maintains investments (i.e., MBS securities) in addition to assets generated by activities with members; however, we have recently determined to limit all investments in securities to those with a maturity of one year or less, which will result in most investments being directed to overnight investments. During this period of limiting investments, the Bank expects its asset-to-capital ratios to decline and resulting earnings to be lower than they would have been otherwise. The limitation on investment choices has resulted in a decrease in the Bank’s asset-to-capital ratio to 18.4 to 1 at May 31, 2006 compared to 19.7 to 1 at March 31, 2006 and 20.2 to 1 at December 31, 2005.
     In addition, we have incurred, and are likely to continue to incur, significant expenses relating to the internal review process we began in the summer of 2005 and the enhancement of our controls and risk management practices. These expenses had a significant impact on our income for the three months ended March 31, 2006 and for the year ended December 31, 2005 and could have a significant impact on our operations during the remainder of the year ended December 31, 2006. Additionally, other risk reduction activities resulting from the internal review process could have negative effects on our results of operations.

Purchases Under Our MPF Program Have Declined Due to Decreased Activity by Our Largest Participant Which Could have an Adverse Affect on our Business and Future Operating Results
     The Bank currently expects that the volume of purchases for the MPF program will continue to be at a relatively low level, similar to that which was experienced during 2005. This low level resulted from the fact that Superior, which had been the predominant participant in the Bank’s MPF program, did not sell us any loans under the MPF program in 2005. At March 31, 2006 we had $12.7 billion in par value of mortgage loans purchased from 156 PFIs. Of that amount, approximately $11.1 billion, or 88 percent, was purchased from Superior. At December 31, 2005 we had $13.0 billion in par value of mortgage loans purchased from 149 PFIs. Of that amount, approximately $11.5 billion, or 88 percent, was purchased from Superior. We further expect that over time the MPF program will become a substantially smaller portion of our assets and income.
     In light of these developments, we are analyzing the role of the MPF program in relation to our long-term business strategy. Any change in the MPF program, including the changes that have already occurred related to Superior, could subject the Bank to various risks.
     Moreover, our ability to expand the volume of our advances business to offset the loss of business from the MPF program could be constrained by a number of factors, including current market saturation, geographic limits set by law on the location of our potential borrowers, and the attractiveness of our products relative to alternative sources of funds available to our members. Thus, the decreasing size of the Bank’s MPF business, and any further changes with respect to the Bank’s involvement in the MPF program, could likely have an adverse effect on the Bank’s business and future operating results.
As a Result of our Efforts to Implement Required Public Company Financial Reporting Practices and Internal Controls, We May Be Unable to Provide Required Financial Information in a Timely and Reliable Manner
     During the course of 2005, several material weaknesses and other deficiencies in the Bank’s internal controls have been identified. Although we are not subject to Section 404 of the Sarbanes-Oxley Act of 2002 until we file our Form 10-K for the year ending December 31, 2007, our internal controls and procedures do not currently meet all the standards applicable to public companies, including those contemplated by Section 404, as well as rules and regulations enacted by the Securities and Exchange Commission. Some of the identified material weaknesses are discussed in “Internal Control Considerations” at page 70. Management has identified the following additional material weaknesses: 1) The Bank did not maintain an effective control environment based on the criteria established in the Committee of Sponsoring Organization’s “Internal Control — Integrated Framework” COSO framework. Specifically, the Bank did not maintain effective controls to ensure its policies and procedures were designed to prevent or detect the override of internal control over financial reporting. This control deficiency permitted the Bank to enter into financial transactions that were not in compliance with established policies and procedures. In addition, the Bank did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience, and training in the application of U.S. generally accepted accounting principles commensurate with the Bank’s financial reporting requirements. This control deficiency contributed to the restatement of the Bank’s December 31, 2004 and 2003 financial statements as well as the material weaknesses described below in 2 and on page 70. In addition, this control deficiency could result in a misstatement of any of its financial statement accounts and disclosures that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness. 2) The Bank did not maintain effective controls over spreadsheets used in the Bank’s financial close and reporting process. Specifically, the Bank did not have procedures in place to ensure that access to key spreadsheets was restricted to appropriate personnel and that unauthorized modification of the data or formulas within the spreadsheets was prevented or detected. This control deficiency could result in a misstatement of any of our financial statement accounts and disclosures that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.
     Although management is currently taking steps to enhance these material weaknesses, including the addition of staff in the accounting department, our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to attest to the adequacy of our internal controls over financial reporting. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our securities.
Economic Downturns and Changes in Federal Monetary Policy Could Have an Adverse Affect on Our Business Operations and Earnings
     Our earnings are sensitive to general economic factors and market conditions including, but not limited to, the strength of the U.S. economy and the local economies in which the Bank operates, the condition of the housing finance markets, short-term and long-term interest rates, interest rate volatility, credit spreads, currency exchange rates, and supply and demand of products in the domestic and foreign capital markets. Member demand for our products and services could be adversely impacted if any of these conditions worsen. Changes in the policies of the Federal Reserve Board affecting the yield in interest-earning assets and the cost of interest-bearing liabilities may also adversely impact our business growth and earnings. These changes are beyond our control.

The Terms of Any Liquidation, Merger, Or Consolidation Involving Us May Have an Adverse Impact on Members’ Investment in Us
     Under the GLB Act, holders of Class B Stock own our retained earnings, paid-in surplus, undivided profits, and equity reserves, if any. With respect to liquidation, our capital plan provides that, after payment of creditors, holders of Class B stock shall receive the par value of their Class B Stock as well as any retained earnings in an amount proportional to the holder’s share of total shares of Class B Stock.
     Our capital plan also provides that the Bank’s Board of Directors shall determine the rights and preferences of the Bank’s stockholders in connection with any merger or consolidation, subject to any terms and conditions imposed by the Finance Board. We cannot predict how the Finance Board might exercise its statutory authority with respect to liquidations, reorganizations, mergers, or consolidations or whether any actions taken by the Finance Board in this regard would be inconsistent with the provisions of our capital plan or the rights of the holders of our Class B Stock. Consequently, there can be no assurance that any liquidation, merger or consolidation involving us will be consummated on terms that do not adversely affect our members’ investment in us.
We Face Competition for Loan Demand Which Could Adversely Affect Our Financial Condition and Results of Operations
     One of our primary businesses is making advances to our members. Demand for advances is impacted by, among other things, alternative sources of liquidity and loan funding for our members. We compete with other suppliers of wholesale funding, including investment banks, commercial banks, and, in certain circumstances, other FHLBanks. Such suppliers may provide more favorable terms or more attractive credit or collateral standards on loans than we do on our advances. Moreover, because our members are required to hold capital stock in the Bank as a percentage of their outstanding advances with the Bank, members may take into account the level of dividends that the Bank pays on its capital stock in determining whether to obtain new advances or to retain existing advances. In addition, many of our competitors are not subject to the same body of regulation applicable to the Bank, which enables those competitors to offer products and terms that we are not able to offer. The availability to our members, particularly to members with strong creditworthiness, of alternative funding sources that are more attractive than those funding products offered by us may significantly decrease the demand for our advances. Furthermore, efforts to effectively compete with other suppliers of wholesale funding by changing the pricing of our advances may result in a decrease in the profitability of our advance business. A decrease in the demand for advances, or a decrease in our profitability on advances would negatively affect our financial condition and results of operations. Lower earnings may result in lower dividend yields to members.

Continued Industry Consolidation Could Significantly Decrease our Membership, Which Could Impact Our Financial Condition and Results of Operations
     The financial services industry has been experiencing consolidation. This consolidation may reduce the number of potential members in our district. Continued industry consolidation could possibly result in loss of business and could negatively impact our financial condition and results of operations.
We are Subject to Complex Laws and Regulations, Which Could Change in a Manner Detrimental to the Bank’s Financial Condition and Results of Operations
     The FHLBanks are governed by the FHLBank Act and regulations adopted by the Finance Board. From time to time, Congress has amended the FHLBank Act in ways that have significantly affected the rights and obligations of the Bank and the manner in which we carry out our mission. New or modified legislation enacted by Congress or new or modified regulations or policies adopted by the Finance Board could possibly have an impact on our ability to conduct business. Regulatory changes could restrict the growth of our existing business or prohibit the creation of new products or services, which could adversely impact our financial condition and results of operations.
     Legislation has been introduced by Congress that would, among other things, establish a new regulator for the government-sponsored housing enterprises (the FHLBanks, Fannie Mae, and Freddie Mac) and address other government-sponsored enterprise reform issues. It is uncertain at this time whether there will be final legislation affecting the FHLBanks, the other government-sponsored housing enterprises, or their regulators, and if so, what affect any such legislation would ultimately have on the FHLBanks. New legislation enacted by Congress or new regulations or policies adopted by the Finance Board could have a negative effect on our ability to conduct business or on the cost of doing business, which could adversely impact our financial condition and results of operations.
     SEC registration presents uncertainties and risks to the Bank. Once registered, the Bank will be required to file quarterly, annual, and other current and periodic reports with the SEC. Consequently, we will incur additional costs associated with SEC registration and its continuing reporting and certification obligations required under Section 12(g) of the Securities Exchange Act of 1934, as amended.

The Absence of Six of the Eight Directors from the Bank’s Board of Directors that the Finance Board is Authorized to Appoint May Negatively Affect the Bank’s Corporate Governance
     The Finance Board is responsible under the FHLBank Act for appointing a minimum of six directors to the Board of Directors of the Bank. Furthermore, the FHLBank Act requires that the management of each FHLBank be vested in a board of at least fourteen directors. The Bank has 12 members on its Board, including two appointed director seats which will expire at the end of 2006. The Finance Board has not named replacements to fill a total of six appointed directors’ seats for terms to have begun in 2005 and 2006. The continued absence of such appointed directors from the Board of Directors could have a negative impact on the corporate governance of the Bank.
We Rely Heavily on Information Systems and Other Technology, Which Could Have a Negative Effect on Our Financial Condition and Results of Operations
     We rely heavily upon information systems and other technology to conduct and manage our business. To the extent that we experience a failure or interruption in any of these systems or other technology, we may be unable to conduct and manage our business effectively, including, without limitation, our hedging and advance activities. We can make no assurance that we will be able to prevent, timely and adequately address, or mitigate the negative effects of any such failure or interruption. Any failure or interruption could significantly harm our customer relations, risk management, and profitability, which could have a negative effect on our financial condition and results of operations.
The Loss of One or More Advance Customers Could Adversely Affect Our Results of Operations
     At December 31, 2004, Wells Fargo was the Bank’s largest single borrower with advances of $5.5 billion outstanding. At March 31, 2006 and December 31, 2005, Wells Fargo had advances outstanding of $0.7 million. There is no assurance that Wells Fargo will resume significant borrowings with the Bank or that the Bank will be able to replace the prior borrowings with advances to other members.
     As of May 31, 2006, 24 percent of our advances outstanding were to 5 members, and 37  percent of our capital stock was owned by 5 members. If any one of these members paid off its outstanding advances or withdrew from membership with the Bank, this could have a material adverse effect on our results of operations.
     The loss of customers or a reduction in customer business could result from a variety of factors, including acquisition, membership withdrawal, consolidation into an out-of-district institution, the consolidation of charters within a bank holding company, or a decision by the Finance Board to permit multidistrict membership where financial institutions could become members of multiple FHLBank districts without establishing a charter in multiple districts.

Changes in Federal Reserve Bank Policy Statement on Payments System Risk May Negatively Affect Our Cash Management Routines
     In September 2004, the Federal Reserve Board announced that it revised its Policy Statement on Payments System Risk concerning interest and principal payments on securities issued by government-sponsored enterprises and certain international organizations. The Federal Reserve Banks are currently processing and posting these payments to depository institutions’ Federal Reserve accounts by 9:15 a.m. Eastern Time, the same posting time as for U.S. Treasury securities’ interest and principal payments, even if the issuer has not fully funded its payments. The revised policy requires that beginning July 20, 2006, Federal Reserve Banks will release these interest and principal payments as directed by the issuer provided the issuer’s Federal Reserve account contains sufficient funds to cover the payments. While the issuer will determine the timing of these payments during the day, each issuer will be required to fund its interest and principal payments by 4 p.m. Eastern Time in order for the payments to be processed that day. Failure to fully fund by such time would constitute a payment default.
     The policy changes are likely to have an effect on the cash management routines and related business practices of the FHLBanks including our Bank. The Bank has implemented changes in its cash management operations deemed necessary to address the Federal Reserve’s policy change. Additionally, the Bank, along with the Office of Finance and other FHLBanks, continues to test cash management operations processes and tools to enhance and modify operational practices where needed. However, it is not possible to reliably predict the effect the changes will have on our Bank.
Counterparty Credit Risk Could Adversely Effect Our Financial Condition and Results of Operations
     We assume unsecured credit risk when entering into securities transactions, money market transactions, and derivative contracts with counterparties. The insolvency or other inability of a significant counterparty to perform its obligations under a derivative contract or other agreement could have an adverse effect on our financial condition and results of operations.
Mortgage Finance Business Activities Rely on the FHLBank of Chicago and Operational Difficulties Could Have a Negative Impact on Our Financial Condition and Results of Operations
     As part of our business, we participate in the MPF program with the FHLBank of Chicago, which accounts for approximately 29 percent and 28 percent of our total assets at March  31, 2006 and December 31, 2005, and approximately 30 percent of the Bank’s interest income for the three months ended March 31, 2006 and 37 percent of the Bank’s interest income for the year ended December 31, 2005. If the FHLBank of Chicago changes or ceases to operate the program, this would have a negative impact on the Bank’s mortgage finance business, financial condition, and results of operations. Additionally, if the FHLBank of Chicago, or its third party vendors, experiences operational difficulties, either directly or through its vendors, such difficulties could have a negative impact on our financial condition and results of operations.

We Use Derivative Instruments to Reduce Our Interest-rate Risk, And We May Not Be Able to Enter into Effective Derivative Instruments on Acceptable Terms Which Could Adversely Impact Our Financial Condition and Results of Operations
     We use derivative instruments to reduce our interest rate and mortgage pre-payment risk, but no hedging strategy can completely protect us from such risk. The Bank’s effective use of these instruments depends upon our ability to enter into these instruments with acceptable parties and terms, and upon our ability to determine the appropriate hedging positions by weighing our assets, liabilities, and prevailing and changing market conditions. If we are unable to manage our hedging positions effectively, we may be unable to manage our interest-rate and other risks, which may result in earnings volatility, and could adversely impact our financial condition and results of operations.
We Are Jointly and Severally Liable for Payment of Principal and Interest on the Consolidated Obligations Issued by the Other FHLBanks
     Each of the FHLBanks relies upon the issuance of consolidated obligations as a primary source of funds. Consolidated obligations are the joint and several obligations of all FHLBanks, backed only by the financial resources of the FHLBanks. We are jointly and severally liable with the other FHLBanks for the consolidated obligations issued by the FHLBanks through the Office of Finance, regardless of whether the Bank receives all or any portion of the proceeds from any particular issuance of consolidated obligations. The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligations at any time, whether or not the FHLBank who was the primary obligor has defaulted on the payment of that obligation. Furthermore, the Finance Board may allocate the liability for outstanding consolidated obligations among one or more FHLBanks on a pro rata basis or on any other basis the Finance Board may determine. Accordingly, we could incur significant liability beyond our primary obligation under consolidated obligations. Moreover, we may not pay dividends to, or redeem or repurchase capital stock from any of our members if timely payment of principal and interest on the consolidated obligations has not been made. As a result, our ability to pay dividends to our members or to redeem or repurchase shares of our capital stock may be affected not only by our own financial condition, but also by the financial condition of the other FHLBanks.

Changes in the Credit Ratings of Any FHLBank May Adversely Affect the Bank’s Ability to Issue Consolidated Obligations on Acceptable Terms Which Could Have a Negative Effect on Our Financial Condition and Results of Operations
     We currently have an individual rating of Aaa on long-term deposits and “Prime-1” on short-term deposits from Moody’s. Standard & Poor’s has assigned the Bank an individual counterparty rating of AAA which was recently placed on credit watch with negative implications. Standard & Poor’s cited uncertainties created by the senior management changes previously discussed as well as prospects of diminished business in a slowing mortgage finance market as the cause for the credit watch placement. The report also cited higher interest rate risk exposure from the growth of the Bank’s mortgage loans as a critical change in its credit profile.
     These ratings are subject to revision or withdrawal by the ratings agencies at any time; therefore, we may not be able to maintain these credit ratings. S&P has assigned several FHLBanks a negative outlook rating and lowered the long-term counterparty credit rating for some FHLBanks to AA+ from AAA. Although the credit ratings of the consolidated obligations of the FHLBanks have not historically been affected by rating agency actions, similar ratings actions or negative guidance may adversely affect the Bank’s cost of funds and ability to issue consolidated obligations on acceptable terms, which could have a negative effect on the Bank’s financial condition and results of operations.
     Although the credit ratings of the consolidated obligations of the FHLBanks have not been affected by these actions, similar ratings actions affecting one or more of the FHLBanks may adversely affect the Bank’s cost of funds and ability to issue consolidated obligations on acceptable terms, which could negatively affect the Bank’s financial condition and results of operations, and our ability to attract and retain members.
The Public Perception of Government-Sponsored Enterprises, Such As the Bank, May Adversely Affect the Bank’s Access to Capital and Cost of Raising Capital
     Our access to funds in the capital markets may be affected by perceived political and regulatory risks to investors. The FHLBanks have received negative publicity due to the entry of certain FHLBanks into supervisory agreements, SEC registration delays in the case of ten of the FHLBanks, and the announcement of financial statement restatements for seven FHLBanks. The Office of Finance has not yet published the FHLBanks’ 2004 third quarter combined financial report, 2004 full-year combined financial report, or any 2005 combined financial reports. In addition, the Office of Finance has announced that its board of directors had decided to restate the FHLBanks’ combined financial statements for the years ended December 31, 2001, 2002, and 2003, and subsequent interim periods. This is in addition to recent negative accounting and other announcements by Fannie Mae and Freddie Mac. We do not believe the FHLBanks have suffered a material adverse impact on their ability to issue consolidated obligations due to this negative publicity. We cannot, however, predict the effect of further changes in, or developments in regard to, these risks on our ability to raise funds in the marketplace or on other aspects of the Bank’s operations.

ITEM 2–FINANCIAL INFORMATION
Selected Financial Data
     The following selected financial data should be read in conjunction with the financial statements and notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this registration statement. The financial position data at December 31, 2005 and 2004 and results of operations data for the three years ended December 31, 2005, 2004, and 2003 are derived from the financial statements and notes thereto included in this registration statement. We have restated our previously reported financial statements for the years ended December 31, 2004, 2003, 2002, and 2001. See “Restatement of Financial Statements” at page 60 and Note 2 at page S-23 for a reconciliation of previously reported results to restated results.
     The financial position data at March 31, 2006 and the results of operations data for the three months ended March 31, 2006 and 2005 were derived from unaudited financial statements and condensed notes thereto included in this registration statement. In the opinion of management, the unaudited financial information is complete and reflects all adjustments, consisting of normal recurring adjustments, for a fair statement of results for the interim periods and is in conformity with GAAP. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results that may be achieved for the full year.

	March 31,	December 31,
Statements of Condition	2006	2005	2004	2003	2002	2001
(Dollars in millions)			(as restated)[11]	(as restated)[11]	(as restated)[11]	(as restated)[11]
Short-term investments[1]	$4,174	$5,287	$2,599	$1,936	$7,569	$5,684
Mortgage-backed securities	5,158	4,925	3,702	2,494	4,104	3,840
Other investments	14	15	164	1,094	670	465
Advances	22,024	22,283	27,175	23,272	23,971	20,745
Mortgage loans, net	12,713	13,018	15,193	16,052	5,661	3,742
Total assets	44,278	45,722	49,048	45,073	42,217	34,810
Securities sold under agreements to repurchase	500	500	500	500	300	—
Consolidated obligations[2]	39,881	41,197	44,493	40,349	37,323	30,762
Mandatorily redeemable capital stock[7]	84	85	59	—	—	—
Affordable Housing Program	47	47	29	26	18	26
Payable to REFCORP	48	51	14	10	(1)	4
Total liabilities	42,025	43,462	46,654	42,848	40,332	33,237
Capital stock – Class B putable[3]	1,918	1,932	2,232	2,117	—	—
Capital stock – putable[3]	—	—	—	—	1,858	1,539
Retained earnings	336	329	163	109	31	34
Capital-to-asset ratio[4]	5.09%	4.94%	4.88%	4.94%	4.46%	4.52%

	Three Months Ended		Years Ended
	March 31,		December 31,
Operating Results and
Performance Ratios	2006	2005	2005	2004	2003	2002	2001
(Dollars in millions)				(as restated)[11]	(as restated)[11]	(as restated)[11]	(as restated)[11]
Interest income[5]	$532.5	$438.5	$1,878.0	$1,428.4	$1,155.3	$1,154.6	$1,732.8
Interest expense	495.0	339.8	1,584.4	929.8	852.1	1,016.2	1,588.9
Net interest income[5]	37.5	98.7	293.6	498.6	303.2	138.4	143.9
Reversal of (provision for) credit losses on mortgage loans	—	—	—	5.0	(2.7)	(0.2)	(1.1)
Net interest income after mortgage loan credit loss provision[5]	37.5	98.7	293.6	503.6	300.5	138.2	142.8
Other income5 6	2.6	113.1	46.8	(336.8)	(90.3)	(51.0)	3.0
Other expense	11.1	9.3	39.0	31.1	25.8	25.1	24.8
Total assessments[7]	7.7	53.8	80.2	36.1	48.9	16.4	26.5
Cumulative effect of change in accounting principle8 9 10	—	6.5	6.5	(0.1)	—	—	(21.0)
Net income	21.3	155.2	227.7	99.5	135.5	45.7	73.5
Return on average assets	0.19%	1.27%	0.48%	0.21%	0.32%	0.12%	0.21%
Return on average capital	3.82	25.5	9.57	4.30	6.80	2.69	4.33
Net interest margin	0.34	0.81	0.62	1.03	0.72	0.37	0.42
Operating expenses to average assets	0.09	0.07	0.08	0.06	0.06	0.06	0.07
Annualized dividend rate	3.00	3.30	2.82	2.13	3.00	3.00	4.45
Dividend rate spread (under) over average three- month LIBOR	(1.68)	0.60	(0.62)	0.60	1.75	1.14	0.47
Cash dividends declared and paid	$14.3	$18.3	$61.2	$46.1	$56.8	$49.3	$68.2

[1]	Short-term investments include: interest-bearing deposits, securities purchased under agreements to resell, federal funds sold, commercial paper, and government-sponsored enterprise obligations. Short-term investments have terms less than one year.

[2]	The par amount of the outstanding consolidated obligations for all 12 FHLBanks was $935.8 billion, $937.4 billion, $869.2 billion, $759.5 billion, $680.7 billion, and $637.3 billion at March 31, 2006, December 31, 2005, 2004, 2003, 2002, and 2001, respectively.

[3]	On July 1, 2003, the Bank replaced its subscription-based capital stock structure as mandated by Gramm-Leach-Bliley Act of 1999.

[4]	Capital-to-asset ratio is capital stock plus retained earnings and accumulated other comprehensive income (loss) as a percentage of total assets at the end of the period.

[5]	For the years ended December 31, 2003, 2002, and 2001, the Bank reclassified prepayment fee income from other income to interest income.

[6]	Other income includes derivative results subject to fluctuation.

[7]	Total assessments include: Affordable Housing Program and REFCORP.

[8]	The Bank adopted Statement of Financial Accounting Standards 133, Accounting for Derivative Instruments and Hedging Activities on January 1, 2001, and recorded a net gain of $3.6 million related to the one-time transfer of certain held-to-maturity securities into trading securities and a $24.6 million net loss on derivatives and hedging activities.

[9]	The Bank adopted Statement of Financial Accounting Standards 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, on January 1, 2004, and recorded a $47.2 million reclassification from capital stock to mandatorily redeemable capital stock and $0.1 million loss related to the fair value adjustment on the stock reclassified to mandatorily redeemable capital stock.

[10]	Effective January 1, 2005, the Bank changed its method of accounting for premiums and discounts related to and received on mortgage loans and mortgage-backed securities under Statement of Financial Accounting Standards 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. The Bank recorded a $6.5 million gain to change the amortization period from estimated lives to contractual maturities.

[11]	See “Restatement of Financial Statements” and Note 2 to the accompanying December 31, 2005 financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Special Note Regarding Forward-looking Statements
     Statements contained in this report, including statements describing the objectives, projections, estimates, or future predictions in our operations, may be forward-looking statements. These statements may be identified by the use of forward-looking terminology, such as anticipates, believes, could, estimates, may, should, and will or their negatives or other variations on these terms. By their nature, forward-looking statements involve risk or uncertainty, and actual results could differ materially from those expressed or implied or could affect the extent to which a particular objective, projection, estimate, or prediction is realized. Please refer to “Risk Factors” beginning on page 45 for additional information.
Restatement of Financial Statements
     We have restated our financial statements at and for each of the years ended December 31, 2004 and 2003. Previously issued annual reports and interim period financial statements issued prior to December 31, 2004 have not been restated and amended. All information presented in the financial statements and the related notes includes the effect of the restatement. Our financial statements at and for the three months ended March 31, 2006 and at and for the year ended December 31, 2005 are presented in the same manner as the restated financial statements from prior periods.
     We apply SFAS 133 in accounting for derivative transactions. SFAS 133 requires that we carry our derivatives on our balance sheet at fair value and reflect periodic changes in fair value in earnings. In accordance with SFAS 133, a hedging relationship that has appropriate contemporaneous documentation and meets certain specified criteria is eligible for “fair value” hedge accounting and the offsetting changes in fair value of the hedged items attributable to the risk being hedged may be recorded in earnings. To the extent that these changes in value do not completely offset the changes in value of the related derivatives, there is a net impact on the statement of income. A hedging relationship that has appropriate contemporaneous documentation and meets certain specified criteria could also be eligible for cash flow hedge accounting, where the effective portion of changes in the fair value of the derivative is recorded in other comprehensive income, a component of capital, until earnings are affected by the variability of the cash flows of the hedged transaction.
     The application of hedge accounting generally requires a company to evaluate the effectiveness of the hedging relationships at inception and on an ongoing basis and to calculate the changes in fair value of the derivatives and related hedged items independently. This is known as the “long haul” method of hedge accounting. Hedging relationships that meet more stringent criteria under SFAS 133 may qualify for the “short cut” method of hedge accounting. The short cut method allows a company to make the assumption that the change in fair value of a hedged item attributable to changes in the risk being hedged exactly offsets the change in fair value of the related derivative rather than periodically evaluating the actual change in fair value of the hedged item independently.

     In connection with the registration of our capital stock with the SEC, we performed a comprehensive review of certain derivative instruments. During this review, we identified certain errors in the application of hedge accounting under SFAS 133. The following discussion details the errors being corrected as part of this restatement.
Loss of Hedge Accounting
     We corrected the manner in which we account for certain hedging relationships involving mortgage loans, advances, consolidated obligations, and mortgage delivery commitments. We previously designated and accounted for these hedging relationships as fair value or cash flow hedges in accordance with SFAS 133, but have since determined that they do not meet the criteria for hedge accounting as detailed below.
     For fair value hedges, we corrected these errors by removing the fair value hedge designation at inception of the hedging relationship and reversing the impact of all recorded gains and losses related to the hedged item attributable to the hedged risk. As a result, the change in fair value of the derivative is now recorded in earnings with no corresponding offsetting change in fair value of the hedged item recorded in each period. Additionally, accrued interest and the amortization of swap fees were previously recognized as adjustments to interest income or expense on the designated hedged item and were reclassified to net gain (loss) on derivatives and hedging activities in other income in each of the appropriate periods.
     For cash flow hedges, we corrected these errors by removing the cash flow hedge designation from the hedging relationship and reclassifying the gains and losses included in accumulated other comprehensive income to other income in each of the appropriate periods.
     Mortgage Loans. We used interest rate swaps to hedge the fair value risk attributable to the change in the benchmark interest rate (LIBOR) of a portion of the cash flows from pools of fixed rate mortgage loans. The Bank accounted for these swaps using the long haul method. SFAS 133 generally requires that a hedged item in a fair value hedging relationship be all or a specific portion of a single asset or liability. SFAS 133 permits an entity to hedge one or more individual cash flows during a selected portion of the hedged item’s term (commonly called a partial term hedge) if the hedging instrument is highly effective at offsetting changes in fair value of the group of selected individual cash flows designated as being hedged. Management has determined that our hedging relationships did not meet this requirement. Additionally, SFAS 133 permits the designation of pools of mortgage loans as the hedged item in fair value hedging relationships if each individual loan within the pool shares the same hedged risk exposure and if changes in fair value due to the risk being hedged affect each loan in the pool in a manner generally proportionate to the aggregate pool of loans. Management has determined that our pools of mortgage loans did not meet the criteria to be designated as hedged items in fair value hedging relationships.

     The effect of these corrections on the restated financial statements was an increase to net income before assessments of $11.5 million and $53.0 million for the years ended December 31, 2004 and 2003.
     In the fourth quarter of 2005, we discontinued the use of this mortgage loan hedge strategy and terminated any remaining interest rate swaps.
     Advances and Consolidated Obligations. We determined that we had incorrectly applied the short cut method of hedge accounting to certain fixed rate advance and consolidated obligation hedging relationships where the interest rate swaps had fair values other than zero at inception of the hedging relationship or where the maturity dates and/or the put or call dates of the interest rate swap and the hedged item did not match. Since we had incorrectly designated these hedges as qualifying for short cut hedge accounting at the time of their inception, we did not periodically test the hedging relationships for effectiveness as we would have done had the hedges been designated as qualifying for long haul hedge accounting. Although the hedging relationships would have qualified for long haul hedge accounting treatment if they had been documented as such at their inception, the provisions of SFAS 133 do not allow us to apply the long haul method retroactively.
     In addition, we identified certain variable rate advances and consolidated obligations in fair value hedging relationships where the hedging instruments were also indexed to variable rates. Management determined that the application of fair value hedge accounting was not appropriate because the hedged items did not present an exposure to changes in fair value attributable to the designated risk being hedged and therefore did not meet the requirements of SFAS 133.
     SFAS 133 requires that an embedded derivative that meets certain requirements be bifurcated from its host contract and accounted for as a separate derivative instrument. We determined that certain consolidated obligations that historically had not been bifurcated contained embedded derivatives that met the criteria of SFAS 133 for bifurcation. To correct this error, we recorded the embedded derivatives at fair value and reclassified the portion of the consolidated obligation interest expense related to the embedded derivative to other income in each of the appropriate periods. Further, the consolidated obligations were designated in fair value hedging relationships. After making the corrections to bifurcate the embedded derivatives, application of fair value hedge accounting for the underlying consolidated obligations is not appropriate.
     The effect of these corrections on the restated financial statements was an increase to net income before assessments of $8.0 million and $1.4 million for the years ended December 31, 2004 and 2003 and a reduction to the December 31, 2002 unadjusted retained earnings balance of $31.9 million.

     Mortgage Delivery Commitments. We designated certain mortgage delivery commitment derivatives as cash flow hedges of the anticipated purchase of mortgage loans. A forecasted transaction is eligible for designation as a hedged transaction in a cash flow hedge if, among other criteria, the occurrence of the forecasted transaction is probable. Management determined that based on actual experience, our mortgage delivery commitments were not probable at the level specified in our hedge documentation. Accordingly, the application of hedge accounting in connection with this strategy did not comply with SFAS 133. We discontinued the use of this hedge strategy in April 2005. The effect of these corrections on the restated financial statements was a decrease to net income before assessments and a decrease to accumulated other comprehensive loss of $0.0 million and $0.3 million for the years ended December 31, 2004 and 2003.
Change in Method of Hedge Accounting
     We changed the manner in which we assess effectiveness for certain highly effective consolidated obligation hedging relationships. Under our prior approach, we improperly assumed no ineffectiveness for these hedging transactions. The interest rate swaps used in certain consolidated obligation bond hedging relationships were structured with one settlement amount under the receive side of the swap that differed from all other receive side settlements by an amount equivalent to the concession cost associated with the hedged consolidated obligation bond. The notional amounts of the interest rate swaps used in consolidated obligation discount note and zero coupon bond hedging relationships represented the par value of the obligation less the appropriate discount and an amount equivalent to the concession cost associated with the obligation. Since the formula for computing net settlements under the interest rate swap is not the same for each net settlement or the principal amount of the swap does not match the obligation, we determined that it should change its approach to assess effectiveness and measure ineffectiveness for such transactions.
     For certain of these hedging relationships, we had recorded an adjustment to increase income before assessments of $2.3 million in the second quarter of 2004 to reflect the accounting as if we had employed the new approach from the date of adoption of SFAS 133 through the second quarter of 2004. Subsequent to recording the adjustment in the second quarter of 2004, the Bank determined that it had incorrectly calculated the adjustment by using a flawed valuation methodology to determine the discount rate used to value the consolidated obligation hedge basis adjustments. As part of the restatement, we reversed the cumulative adjustment recorded in 2004 and adjusted our prior period financial statements to reflect the new approach and the correct valuation methodology to determine the discount rate on the consolidated obligation hedge basis adjustments in the appropriate accounting periods.
     The effect of these corrections on the restated financial statements was a (decrease) increase to net income before assessments of ($5.5) million and $0.6 million for the years ended December 31, 2004 and 2003 and an increase to the December 31, 2002 retained earnings balance of $1.5 million. These adjustments are included in net gain (loss) on derivatives and hedging activities in our restated statements of income.

Other Errors Relating to the Application of SFAS 133
     We identified other errors related to the application of SFAS 133. We did not properly consider the amortization of basis adjustments created by certain advance firm commitments when adjusting the fair value of the underlying advances. Adjustments to correct the accounting for this error are included in our restatement. The effect of this correction on the restated financial statements was a decrease to net income before assessments of $2.7 million for the year ended December 31, 2003 and an increase to the December 31, 2002 retained earnings balance of $2.7 million.
     Additionally, we identified other errors related to SFAS 133 transition accounting, the timing for recognition of derivatives, and changes in the values of certain derivative instruments. The effect of these corrections on the restated financial statements was an increase (decrease) to net income before assessments of $0.5 million and ($1.8) million for the years ended December 31, 2004 and 2003 and an increase to the December 31, 2002 retained earnings balance of $1.5 million.
Other Errors Corrected During the Restatement Process
     We also recorded other accounting corrections and adjustments identified during the restatement process. Although the impact of these other adjustments by themselves or in total was not significant, we have made accounting adjustments to correct for these transactions during the restatement process. Specifically, these errors and adjustments related to a change from the straight line method to the level yield method to comply with the provisions of SFAS 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, for certain premiums, discounts, and other nonrefundable fees, a change in the allowance for credit losses on mortgage loans to consider amounts that are expected to be recovered by withholding future performance based credit enhancement fees, and other minor corrections. Adjustments to correct the accounting for these items are also included in our restated financial statements. The effect of these corrections on the restated financial statements was an increase to net income before assessments of $1.2 million and $1.3 million for the years ended December 31, 2004 and 2003 and a decrease to the December 31, 2002 retained earnings balance of $0.3 million. Additionally these corrections resulted in a decrease (increase) to accumulated other comprehensive loss of $0.9 million and ($0.3) million for the years ended December 31, 2004 and 2003 and an increase to the December 31, 2002 accumulated other comprehensive loss balance of $0.6 million.

     Certain amounts in the 2004 and 2003 financial statements and notes to the financial statements have been restated to conform to the 2005 presentation. For the year ended December 31, 2004, we restated noninterest bearing demand deposits on the statement of condition to include pass-through deposit reserves previously included in other liabilities. For the years ended December 31, 2004 and 2003, we restated proceeds from maturities of held-to-maturity securities on the statements of cash flows to include certain amounts related to maturities of mortgage-backed securities previously included in net change in other assets. For the same periods, we also restated net proceeds from the issuance of consolidated obligation bonds and discounts notes on the statements of cash flows to include concessions on consolidated obligations previously included in net change in other assets. For the year ended December 31, 2004, the Bank restated the cumulative effect of change in accounting principle on the statement of income to include assessments for AHP and REFCORP previously included in the AHP and REFCORP assessment line items.
Impact of the Restatement on the Bank’s AHP and REFCORP Assessments
     The restatement resulted in higher cumulative income before assessments at December 31, 2004 and 2003. On January 25, 2006, the Finance Board issued Advisory Bulletin 06-01 (AB 06-01) which provides guidance to those FHLBanks that are required to restate their financial statements in connection with the registration of the FHLBank’s capital stock with the SEC. Pursuant to the guidance in AB 06-01, we have recalculated our AHP and REFCORP assessments for the years ended December 31, 2004 and 2003 based upon our restated income before assessments for each of those periods. The recalculated amounts have been recorded in our restated statements of income.
     Through December 31, 2004 and 2003, the cumulative recalculated AHP assessments exceeded the previously recorded amounts by $3.3 million and $2.0 million, respectively, while the cumulative recalculated REFCORP assessments exceeded the previously recorded amounts by $7.5 million and $4.6 million, respectively. Because our AHP and REFCORP contributions for each of the four years were based upon pre-restatement income before assessments, the total cumulative contributions were less than those that would have been required had they been based on the Bank’s restated results. As a result, in our statements of condition, the previously reported AHP liability at December 31, 2004 of $26.2 million was increased by $3.3 million to a balance of $29.5 million. We expect to distribute the additional AHP liability over the next two years. Additionally, the previously reported payable to REFCORP liability at December 31, 2004 of $6.2 million was increased by $7.5 million to a balance of $13.7 million. We paid the additional amounts due to REFCORP in April 2006.

Financial Impact of Restatement Adjustments
     The net cumulative effect of the restatement through December 31, 2004 was an increase to our retained earnings of $29.9 million and an increase to our accumulated other comprehensive income of $0.4 million. We restated the December 31, 2002 retained earnings balance to reflect corrected items that relate to 2001 and 2002. The following table shows the effects of the restatement adjustments on retained earnings at December 31, 2002 (dollars in millions):

Retained earnings, December 31, 2002, as previously reported	$50.1
Restatement adjustments:
Loss of hedge accounting	(31.9)
Short cut method to long haul method	1.5
Other SFAS 133	4.2
Other non-SFAS 133	(0.3)
Assessments on restatement adjustments:
AHP	2.2
REFCORP	4.9

Total restatement adjustments	(19.4)

Retained earnings, December 31, 2002, as restated	$30.7

     The Bank also restated the December 31, 2002 accumulated other comprehensive loss balance from $3.4 million to $4.0 million.

     The effects of the restatement on our financial statements at December 31, 2004 and for the years ended December 31, 2004 and 2003 are set forth in the following tables (dollars in millions).

	December 31, 2004
	As Previously		As
	Reported	Adjustments	Restated
ASSETS
Held-to-maturity securities	$4,724.1	$—	$4,724.1
Advances	27,194.4	(19.8)	27,174.6
Mortgage loans held for portfolio, net	15,127.6	65.8	15,193.4
Other assets	22.3	—	22.3
All other assets	1,933.3	—	1,933.3

Total assets	$49,001.7	$46.0	$49,047.7

LIABILITIES AND CAPITAL
LIABILITIES
Deposits — Noninterest bearing demand	$17.0	$8.2	$25.2
Consolidated obligations, net
Discount notes	5,008.3	(0.1)	5,008.2
Bonds	39,480.0	4.6	39,484.6

Total consolidated obligations, net	44,488.3	4.5	44,492.8

Affordable Housing Program	26.2	3.3	29.5
Payable to REFCORP	6.2	7.5	13.7
Other liabilities	28.6	(7.8)	20.8
All other liabilities	2,071.8	—	2,071.8

Total liabilities	46,638.1	15.7	46,653.8

CAPITAL
Capital stock	2,231.7	—	2,231.7
Retained earnings	132.9	29.9	162.8
Accumulated other comprehensive loss
Net unrealized loss on available-for-sale securities	(0.2)	—	(0.2)
Net unrealized loss relating to hedging activities	(0.4)	0.4	—
All other accumulated other comprehensive loss	(0.4)	—	(0.4)

Total capital	2,363.6	30.3	2,393.9

Total liabilities and capital	$49,001.7	$46.0	$49,047.7

	For the Year Ended December 31, 2004			For the Year Ended December 31, 2003
	As Previously		As	As Previously		As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated
INTEREST INCOME
Advances	$497.6	$15.2	$512.8	$460.8	$16.4	$477.2
Available-for-sale securities	18.4	(0.9)	17.5	12.9	0.2	13.1
Held-to-maturity securities	102.7	—	102.7	107.9	—	107.9
Mortgage loans held for portfolio	392.9	366.2	759.1	346.8	142.9	489.7
All other interest income	36.3	—	36.3	67.4	—	67.4

Total interest income	1,047.9	380.5	1,428.4	995.8	159.5	1,155.3

INTEREST EXPENSE
Consolidated obligations
Discount notes	78.4	—	78.4	77.8	—	77.8
Bonds	823.3	4.3	827.6	739.5	9.2	748.7
All other interest expense	23.8	—	23.8	25.6	—	25.6

Total interest expense	925.5	4.3	929.8	842.9	9.2	852.1

NET INTEREST INCOME	122.4	376.2	498.6	152.9	150.3	303.2
Reversal of (provision for) credit losses on mortgage loans	3.9	1.1	5.0	(2.7)	—	(2.7)

NET INTEREST INCOME AFTER MORTGAGE LOAN CREDIT LOSS PROVISION	126.3	377.3	503.6	150.2	150.3	300.5

OTHER INCOME
Net gain (loss) on derivatives and hedging activities	9.3	(361.7)	(352.4)	4.2	(98.8)	(94.6)
Other, net	4.5	0.1	4.6	3.0	—	3.0
All other income	11.0	—	11.0	1.3	—	1.3

Total other income	24.8	(361.6)	(336.8)	8.5	(98.8)	(90.3)

TOTAL OTHER EXPENSE	31.1	—	31.1	25.8	—	25.8

INCOME BEFORE ASSESSMENTS	120.0	15.7	135.7	132.9	51.5	184.4

Affordable Housing Program	9.9	1.3	11.2	10.9	4.1	15.0
REFCORP	22.0	2.9	24.9	24.4	9.5	33.9

Total assessments	31.9	4.2	36.1	35.3	13.6	48.9

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	88.1	11.5	99.6	97.6	37.9	135.5
Cumulative effect of change in accounting principle	(0.1)	—	(0.1)	—	—	—

NET INCOME	$88.0	$11.5	$99.5	$97.6	$37.9	$135.5

	For the Year Ended December 31, 2004			For the Year Ended December 31, 2003
	As Previously		As	As Previously		As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated
OPERATING ACTIVITIES
Net income	$88.0	$11.5	$99.5	$97.6	$37.9	$135.5
Cumulative effect of change in accounting principle	0.1	—	0.1	—	—	—

Income before cumulative effect of change in accounting principle	88.1	11.5	99.6	97.6	37.9	135.5

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization
Net premiums, discounts, and basis adjustments on investments, advances, mortgage loans, and consolidated obligations	(4.6)	11.0	6.4	(132.7)	12.4	(120.3)
Concessions on consolidated obligation bonds	19.6	(0.9)	18.7	31.0	(4.5)	26.5
(Reversal of) provision for credit losses on mortgage loans held for portfolio	(3.9)	(1.1)	(5.0)	2.7	—	2.7
Net change in fair value adjustment on derivatives and hedging activities	(57.1)	(25.7)	(82.8)	(10.6)	(63.9)	(74.5)
Net change in:
Other assets	(15.9)	14.5	(1.4)	(37.7)	34.7	(3.0)
AHP liability and discount on AHP advances	1.7	1.3	3.0	4.5	4.2	8.7
Payable to REFCORP	1.1	2.9	4.0	1.1	9.4	10.5
Other liabilities	8.5	(5.7)	2.8	12.0	(1.5)	10.5
All other adjustments	(15.1)	—	(15.1)	66.5	—	66.5

Total adjustments	(65.7)	(3.7)	(69.4)	(63.2)	(9.2)	(72.4)

Net cash provided by operating activities	22.4	7.8	30.2	34.4	28.7	63.1

	For the Year Ended December 31, 2004			For the Year Ended December 31, 2003
	As Previously		As	As Previously		As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated
INVESTING ACTIVITIES
Held-to-maturity securities Proceeds from maturities	791.6	0.7	792.3	2,533.0	(0.9)	2,532.1
Advances to members Originated	(78,633.2)	—	(78,633.2)	(49,329.6)	—	(49,329.6)
Mortgage loans held for portfolio Principal collected	2,684.7	(0.1)	2,684.6	3,531.4	—	3,531.4
All other cash provided by investing activities	70,861.8	—	70,861.8	39,990.8	—	39,990.8

Net cash used in investing activities	(4,295.1)	0.6	(4,294.5)	(3,274.4)	(0.9)	(3,275.3)

FINANCING ACTIVITIES
Net change in deposits	(204.9)	5.9	(199.0)	(632.1)	1.5	(630.6)
Net proceeds from the issuance of consolidated obligations
Discount notes	293,730.1	(1.1)	293,729.0	389,216.6	(0.9)	389,215.7
Bonds	20,803.5	(14.1)	20,789.4	40,578.4	(33.0)	40,545.4
Payments for maturing and retiring consolidated obligations
Discount notes	(294,199.0)	0.9	(294,198.1)	(391,484.5)	1.1	(391,483.4)
Bonds	(15,999.1)	—	(15,999.1)	(34,835.4)	3.5	(34,831.9)
All other cash provided by financing activities	128.0	—	128.0	351.4	—	351.4

Net cash provided by financing activities	4,258.6	(8.4)	4,250.2	3,194.4	(27.8)	3,166.6

Net decrease in cash and due from banks	(14.1)	—	(14.1)	(45.6)	—	(45.6)
Cash and due from banks at beginning of the year	57.1	—	57.1	102.7	—	102.7

Cash and due from banks at end of the year	$43.0	$—	$43.0	$57.1	$—	$57.1

Internal Control Considerations
     A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In conjunction with the restatement, management has concluded that the inadvertent misapplication of SFAS 133 that led to the restatement constituted a material weakness in our internal controls over financial reporting.
     The Bank did not maintain effective controls over the accurate accounting for derivatives. Specifically, the Bank did not appropriately analyze and interpret the provisions of SFAS No. 133 and related interpretations which led to a misapplication of the short-cut and long haul methods for certain hedged transactions and the use of inappropriate valuation methodologies to account for derivatives. Additionally, the Bank did not maintain effective controls over the valuation of certain hedge accounting transactions based on the inability of the information technology system to value the optionality embedded in a portion of its positions. Furthermore, the Bank did not maintain effective processes around reconciliations of its internal derivative valuations to its counterparty derivative valuations. This control deficiency resulted in the restatement of the Bank’s December 31, 2004 and 2003 financial statements. In addition, this control deficiency could result in a misstatement of any of our financial statement accounts and disclosures that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.
     We intend to, and have begun to, take steps to prevent a reoccurrence of this type of error by (i) increasing the level of technical expertise among accounting, treasury, and risk management personnel regarding the proper application of SFAS 133; (ii) increasing the awareness of accounting, treasury, and risk management personnel as to the accounting issues raised by the provisions of SFAS 133; and (iii) improving education, procedures, and accounting reviews designed to ensure that all relevant personnel involved in hedging transactions understand and properly apply the provisions of SFAS 133.
     Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues will be or have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. As we are not currently subject to the requirements of Section 404 of the Sarbanes-Oxley Act related to the required assessment of and disclosure concerning our internal controls over financial reporting, management has not done such an assessment of all of our internal controls.
Conditions in the Financial Markets
Three Months Ended March 31, 2006 and 2005
     Two of the primary external factors affecting net interest income are market interest rates and the general state of the economy. The following table shows information on key average market interest rates for the first three months of 2006 and 2005 and key market interest rates at December 31, 2005:

	March 31,	March 31,
	2006	2005	December 31,
	3-Month	3-Month	2005
	Average	Average	Ending Rate
Fed effective[1]	4.47%	2.48%	4.09%
Three-month LIBOR[1]	4.77	2.84	4.54
10-year U.S. Treasury[1]	4.58	4.30	4.39
30-year residential mortgage note[2]	6.24	5.71	6.15

[1]	Source is Bloomberg.

[2]	Average calculated using The Mortgage Bankers Association Weekly Application Survey and December 31, 2005 ending rates is from the last week in 2005.

     The Federal Reserve Board, through its Federal Open Market Committee, continued its interest rate tightening policy by increasing the Federal funds rate twice in 25 basis point increments during the first three months of 2006 for a total increase of 50 basis points. Other short-term interest rates, including 3-month LIBOR, have followed the trend of the Federal funds rate. Average 3-month LIBOR increased approximately 193 basis points from the first three months of 2005 to the first three months of 2006. Year-over-year, long-term interest rates, including rates on residential fixed-rate mortgages, have increased less than short-term rates, resulting in a flattening of the yield curve. However, during the first three months in 2006, long-term rates have been more responsive to Federal Reserve Board action.
     The level of interest rates during a reporting period impacts the Bank’s profitability, due primarily to the impact of higher interest rates on invested capital. The Bank operates at relatively low net spreads between the yield earned on assets and the cost of liabilities compared to most other financial institutions due to the Bank’s cooperative structure. Accordingly, a relatively higher proportion of Bank income is generated from the investment of member-supplied capital to earn the average rate of liabilities. Consequently, changes in interest rates and liability costs tend to have a greater effect on Bank profitability than on the profitability of financial institutions in general.
     Certain capital market developments may also affect our performance. Specifically, the relationships between the mortgage, agency, and derivative markets will affect the attractiveness of mortgage product for the Bank which affects mortgage pricing and the cost at which we fund the assets through the issuance of our debt. On the mortgage-side, pricing models characterized fixed-rate product as becoming more expensive during the first three months of 2006 on a LIBOR option-adjusted spread basis (LOAS). Mortgage supply has declined from the impact of rising rates but investor demand for mortgage product has remained brisk throughout the quarter, keeping spreads relatively tight to three year historical levels. In the agency debt market, limited issuance by other government-sponsored housing enterprises has reduced supply and benefited the Bank with indications of debt issuance rates at more attractive relative levels than might have otherwise been the case, especially on the long-end of the curve.

Years Ended December 31, 2005, 2004, and 2003
     Two of the primary external factors affecting net interest income are market interest rates and the general state of the economy. The following table shows information on key average market interest rates for the years ended December 31, 2005 and 2004 and key market interest rates at December 31, 2005 and 2004:

	December 31,	December 31,
	2005	2004	December 31,	December 31,
	12-Month	12-Month	2005	2004
	Average	Average	Ending Rate	Ending Rate
Fed effective[1]	3.21%	1.35%	4.09%	1.97%
Three-month LIBOR[1]	3.57	1.62	4.54	2.56
10-year U.S. Treasury[1]	4.28	4.26	4.39	4.22
30-year residential mortgage note[2]	5.85	5.78	6.15	5.67

[1]	Source is Bloomberg.

[2]	Average calculated using The Mortgage Bankers Association Weekly Application Survey and December 31, 2005 and 2004 ending rates are from the respective last weeks in 2005 and 2004.
     Short-term interest rates increased significantly during 2005. This is the result of the Federal Reserve Board increasing the target federal funds rate eight times during the year in 25 basis points increments, for a total increase of 200 basis points. Other short-term interest rates, including 3-month LIBOR, exhibited similar increases over the year. Despite these consistent rate increases, long-term interest rates remained relatively stable during 2005 as both the average 10-year treasury rate and 30-year primary mortgage rate rose only a fraction of the increase in federal funds rate. Consequently, the treasury rate curve flattened 169 basis points between 3-month treasury bills and 10-year treasury note issuances. The market consensus was that the relatively modest change in long-term rates was a function of high demand for U.S. denominated securities from foreign investors and the containment of inflationary expectations in the economy.
     Certain capital market developments may also affect our performance. Specifically, the relationships between the mortgage, agency, and derivative markets can affect the attractiveness of mortgage product for the Bank and our cost of debt. On the supply side of the mortgage market during 2005, while hybrid adjustable rate and other non-conventional mortgage product continued to remain at relatively high percentages of new originations for most of the year, this trend began to weaken later in the year with the yield curve flattening. General refinancing activity has declined slowly throughout 2005. Demand for mortgage product remained strong throughout 2005, as foreign investors seeking higher yields continued to increase holdings of U.S. mortgage product and total GSE portfolio growth resumed in late 2005.
     In addition, the general level of interest rates may impact the demand for advances among our members as deposit funding declines for our members. This may be offset by lower loan demand due to higher interest rates. During 2005, the Bank’s advance demand was steady across most member categories.

     Beginning in June 2004, the Federal Reserve Board increased the federal funds rate 25 basis points five times during 2004, from 1.00 percent to 2.25 percent. This represented a total increase of 125 basis points for the year. Other short-term interest rates including short-term LIBOR increased more than the overnight federal funds effective rate in anticipation of the Federal Reserve Board’s increase in the federal funds rate. Despite the increases in various rates, general market interest rates remained relatively low in historical terms.
     The shape of the LIBOR and U.S. Treasury yield curves, measured as the relationship between short-term interest rates and longer-term interest rates, flattened during 2005 compared with 2004 as short-term interest rates rose more than long-term interest rates. Yield curves significantly flattened during the second half of 2004 as short-term interest rates rose and long-term rates fell.
     Yields on mortgage assets were affected by volatile, decreasing mortgage rates during certain periods of 2004. Borrowers took advantage of the low mortgage rates to refinance their home mortgages, resulting in increased prepayments and higher prepayment projections.
Overview
     The following discussion highlights significant factors influencing our results of operations and financial condition. It should be read in conjunction with the financial statements and related notes included in this registration statement. Average balances are calculated on a daily weighted average basis. Amounts used to calculate percentage variances are based on numbers in thousands. Accordingly, recalculations may not produce the same results when the amounts are disclosed in millions.
     The Bank’s members are both stockholders and customers. Our cooperative structure means the Board of Directors must distribute value in a way that not only provides members with attractive product prices and reasonable returns on invested capital, but also provides the business with adequate retained earnings to support safe and sound business operations. The Bank’s financial policies and practices are designed to support those three key components of a cooperative.
     The Bank’s mortgage loan purchase program for members played a large role in our financial performance for the first three months of 2006 and the years 2005, 2004, and 2003. The Bank’s average balance of mortgage loans was $12.9 billion at March 31, 2006 compared with $14.1 billion in 2005, $15.7 billion in 2004, and $10.1 billion in 2003. The total number of members approved to participate in the mortgage loan purchase program continued to grow through 2005, increasing to 165 participants at December 31, 2005 from 129 participants at December 31, 2004 and 77 participants at December 31, 2003. The total number of members eligible to participate in the mortgage loan purchase program declined to 142 participants at March 31, 2006 due to members choosing to become inactive in the mortgage loan purchase program and mergers among the Bank’s members.

     Our mortgage loan portfolio declined approximately two percent at March 31, 2006 to $12.7 billion compared with $13.0 billion at December 31, 2005 and declined approximately 14  percent at December 31, 2005 compared with $15.2 billion at December 2004 due to no acquisitions of mortgages from one PFI, Superior. During the first three months of 2006 and throughout 2005, we did not purchase any MPF loans from Superior. During 2004 and 2003, we purchased $1.3 billion and $13.2 billion of MPF loans from Superior. We will likely continue to experience declining balances throughout 2006 because we anticipate a continuation of little to no acquisitions of MPF loans from Superior. Growth opportunities in the mortgage loan portfolio are also impacted by general changes in market conditions on the mortgage market as a whole. Examples of how changes in market conditions could effect our participation in the MPF program include, but are not limited to, the following: rising interest rates slowing mortgage originations; economic downturn creating increased defaults and lowering housing prices; and increased product innovation changing from the traditional primary borrowing of a 30-year fixed rate mortgage to products that do not meet the criteria of the MPF program. Any of these changes could have a negative impact on the Bank’s participation in the MPF program.
     Our advance portfolio declined to $22.0 billion at March 31, 2006 from $22.3 billion at December 31, 2005, or approximately one percent, and to $22.3 billion at December 31, 2005 from $27.2 billion at December 31, 2004, or approximately 18 percent. We continue to focus our marketing efforts on life insurance companies and growth opportunities with existing members. We believe life insurance companies provide the largest potential for new business opportunities. Our advance growth could be affected by continued consolidation in the financial services industry. If we were to experience a prolonged reduction in advance demand, our future earnings would likely be affected. See “Advances” at page 102 for additional details.
     As discussed above under “Restatement of Financial Information” beginning on page 60, in November 2005, the Bank announced it would restate its financial statements for the years 2001 through 2004. The Bank implemented a mortgage loan hedge strategy in 2003 using complex swap structures to convert mortgage loans from fixed rate securities to effectively floating rate transactions. The loss of hedge accounting on these transactions was one factor which caused the Bank’s restatement. The effect of the restatement related transactions has been to significantly accelerate the timing of the Bank’s recognition of income, primarily due to the loss of hedge accounting on our mortgage loans. The loss of hedge accounting means that the Bank recorded a gain or loss on the hedging instrument without recording the corresponding loss or gain on the hedged item. During the period of time the mortgage loan hedge strategy was in place long-term interest rates generally increased. As a result, the Bank recorded a gain on the hedging instrument and no corresponding loss on the hedged item. This one-side market value adjustment significantly influences the timing of income recognition related to the transactions and increased cumulative net income before assessments by $225.9 million through December 31, 2005. The acceleration of income is expected to result in a corresponding reduction in earnings in future periods. This reduction in earnings is expected to occur over a number of years, with the early years experiencing greater impacts than the later years.

     Because of the loss of hedge accounting for certain hedging relationships involving mortgage loans, in the fourth quarter of 2005, we discontinued the use of our mortgage loan hedge strategy and terminated any remaining structured mortgage swaps. Concurrent with the termination of the hedging instruments, we issued a combination of fixed-rate callable, noncallable, and amortizing prepayment linked consolidated obligation bonds to fund the portion of the mortgage loan portfolio previously hedged through the mortgage loan hedge strategy. When moving from the mortgage loan hedging strategy to the fixed-rate consolidated obligation funding, management targeted to maintain a consistent risk profile for the portfolio. See “Mortgage Finance Typical Funding Structures” at page 151 for additional details.
     The Finance Board periodically examines each FHLBank. Due to matters raised during the course of our 2005 Finance Board examination, in August 2005, the Board of Directors of the Bank established an Internal Review Committee. The Internal Review Committee was directed to review certain matters related to the Bank’s operations and controls.
     In September 2005, the Board of Directors, again taking into account matters raised during the course of the Finance Board examination, determined to undertake a comprehensive review of our operations. This review included, among other things, an evaluation of various portions of our business activities, including an evaluation of the Bank’s MPF program and possible strategic alternatives for the future operations of the MPF program. In addition, the review included an evaluation of our risk management policies, processes and controls, compliance with applicable laws and regulations, evaluation of our governance structure and processes, and an assessment of our management personnel. The review further included an evaluation of the Bank’s relationship with Wells Fargo Bank, N.A. and certain of its affiliates that either have been or are members of the Bank. The results of certain aspects of the review of our relationship with Wells Fargo Bank, N.A. and its affiliates are further discussed in “Item 7 — Certain Relationships and Related Transactions” at page 200.
     Because the Board of Directors has established the operating principle that attractive product prices are preferred to higher dividends, the Bank offers competitive product prices and, prior to June 2006, established a target dividend indexed to short-term money market rates. The Bank pays dividends quarterly, and its dividend index rate was based on the average three-month LIBOR yield during the dividend period. In June 2006, the Board approved a Reserve Capital Policy that establishes limits on retained earnings and dividends which are reflective of the Bank’s risk position and projected long-term earnings.
     During the first three months of 2006 and throughout 2005, the Board of Directors targeted a quarterly dividend of average three-month LIBOR plus 60 basis points. The 2006 annualized dividend rate through March 31, 2006 was 3.00 percent or 168 basis points below the LIBOR index compared with the 2005 annualized dividend rate through March 31, 2005 of 3.30  percent or 60 basis points over LIBOR. The 2005 annualized dividend rate was 2.82 percent or 62 basis points below the LIBOR index compared with the 2004 annualized dividend rate of 2.13 percent or 60 basis points over LIBOR. The actual dividend rate has departed from our target in recent quarters to facilitate acceleration in the growth of our retained earnings. Our retained earnings policy is discussed in “Dividends” on page 129.

     In late 2005 and early 2006, we experienced a number of senior management changes. In December 2005, the Bank’s President and CEO, Patrick Conway, resigned his position and retired from the Bank. At the same time, Neil Fruechte, who had been serving as a member of the Bank’s Board of Directors, resigned from that position and was named Acting President and Chief Executive Officer. In May 2006, Richard S. Swanson was named as President and CEO of the Bank effective June 1, 2006, and Mr. Fruechte stepped down as Acting President and Chief Executive Officer on May 31, 2006.
     In February 2006, James Huston was named as Interim Chief Financial Officer. Mr.  Huston’s employment concludes when this registration statement becomes effective. The Board of Directors is currently conducting a search for a permanent Chief Financial Officer. Effective March 31, 2006, Amy Angle, our former Chief Operating Officer and F. James Bishop, our former Chief Risk Officer resigned from their positions at the Bank. Effective July 15, 2006, Ronald Greeson, our Chief Accounting Officer, will resign from his position at the Bank. Effective May 15, 2006, the Bank’s Director of Internal Audit resigned from his position at the Bank.
     During this period of management transition and operational and strategic review we are undergoing, we have been operating under significant supervisory oversight by the Finance Board. During this transition period, it is the intention of the Board of Directors that we operate in a manner that does not involve any significant increases in the risks to which the Bank is exposed, including any significant increases in our market risk profile. The Bank normally maintains investments (i.e., MBS securities) in addition to assets generated by activities with members; however, we have recently determined to limit all investments in securities to those with a maturity of one year or less, which will result in most investments being directed to overnight investments. In addition, we are currently engaged in a process of enhancing our measurement and controls over market risks to which we are exposed particularly with respect to our mortgage and mortgage-backed securities portfolios.

Results of Operations
Three Months Ended March 31, 2006 and 2005
     Financial Highlights
     The overall financial results for the two quarters presented have been significantly influenced by changes in our mortgage loan hedging strategy. During 2005, our hedges of mortgage loans were accounted for as economic hedges. Economic hedges do not qualify for hedge accounting and, as a result, the Bank recorded a gain or loss on the hedging instrument without recording the corresponding loss or gain on the hedged item. In addition, the interest accruals on the hedging instrument were recorded as a component of other income instead of a component of net interest income. In the fourth quarter of 2005, we discontinued the use of our mortgage loan hedge strategy and terminated any remaining structured mortgage swaps. Concurrent with the termination of the hedging instruments, we issued a combination of fixed-rate callable, noncallable, and amortizing prepayment linked consolidated obligation bonds to fund the portion of the mortgage loan portfolio previously hedged through the mortgage loan hedge strategy. As a result of the termination of the mortgage loan hedge strategy, we have almost completely eliminated the economic hedges which resulted in recording a gain or loss on the hedging instrument without recording the corresponding loss or gain on the hedged item. These changes caused significant fluctuations in net income, net gains (losses) on derivatives and hedging activities, and net interest income for the three months ended March 31, 2006 compared with the same period in 2005.
     Net Income–Net income was $21.3 million for the first three months of 2006 compared with $155.2 million for the same period in 2005. The decrease of $133.9 million resulted primarily due to decreased net gains on derivatives and hedging activities of $110.4 million and decreased net interest income of $61.2 million. These impacts were partially offset by lower AHP and REFCORP assessments.

     The following tables show the components of other income — net gains (losses) on derivatives and hedging activities for the three months ended March 31, 2006 and 2005 (dollars in millions):

		Mortgage		Consolidated
	Advances	Assets	Investments	Obligations	Total
Three Months Ended March 31, 2006
Economic Hedges:
Realized and unrealized gain	$0.5	$—	$—	$0.2	$0.7
Interest component (realized)	(0.2)	—	—	(0.1)	(0.3)

Total Economic Hedges	0.3	—	—	0.1	0.4

Other Hedge Ineffectiveness	0.3	—	—	0.8	1.1

Total Net Gains on Derivatives and Hedging Activities	$0.6	$—	$—	$0.9	$1.5

Three Months Ended March 31, 2005
Economic Hedges:
Realized and unrealized gain	$10.1	$161.4	$0.2	$—	$171.7
Interest component (realized)	(2.7)	(59.1)	(0.1)	—	(61.9)

Total Economic Hedges	7.4	102.3	0.1	—	109.8

Other Hedge Ineffectiveness	—	—	—	2.1	2.1

Total Net Gains on Derivatives and Hedging Activities	$7.4	$102.3	$0.1	$2.1	$111.9

     Realized and unrealized gain (loss)–Realized and unrealized gain (loss)  is comprised of the periodic market value change of the derivatives in economic hedge relationships including terminated derivatives which are settled in cash. As previously discussed in the “Overview” at page 74, income was significantly accelerated primarily due to the economic hedges on our mortgage loans. At March 31, 2005, the outstanding notional amount of derivatives in economic hedges of mortgage loans totaled $11.5 billion. Substantially all of these economic hedges were terminated by the fourth quarter of 2005. During the period of time the mortgage loan hedge strategy was in place, long-term interest rates generally increased. As a result, the Bank recorded a gain on the hedging instrument and no corresponding loss on the hedged item. The impact of the one-side market value adjustment can be seen in the table above in the line item “Realized and unrealized gain”. This one-side market value adjustment on the mortgage loan hedge strategy has significantly influenced the timing of income recognition. The acceleration of income is expected to result in a corresponding reduction in earnings in future periods. This reduction in earnings is expected to occur over a number of years, with the early years experiencing greater impacts than the later years.
     Interest component (realized)–Interest component (realized) includes the net interest payments and accruals on the derivatives in economic hedge relationships. As noted above, the related interest payments and accruals related to economic hedges are recorded as a component of other income. Therefore, in our mortgage loan hedging strategy, a significant amount of net interest payments and accruals on the interest rate swaps were recorded in other income through the interest component line item in the table above, while the related net interest payments and accruals on the hedged mortgage loans were recorded in net interest income. Under the mortgage loan hedging strategy the Bank paid an amount on the derivative that approximated the fixed rate on the mortgage loans being hedged and received one-month LIBOR plus a spread. During the period of time the mortgage loan hedge strategy was in place, the fixed rate paid on the interest rate swap exceeded the one-month LIBOR rate received. As a result, the net interest payments and accruals on the derivative resulted in a loss for the three months ended March 31, 2005. The classification of interest payments and accruals of economic hedges impacts the year-to-year fluctuations of net gains (losses) on derivatives and hedging activities and net interest income, but does not affect net income.
     Other Hedge Ineffectiveness–Hedge ineffectiveness occurs when changes in fair value of the derivative and related hedged item do not perfectly offset each other. Hedge ineffectiveness gains during the first three months of 2006 and 2005 were primarily due to consolidated obligation hedge relationships.
     Net Interest Income–Net interest income is the primary measure of the performance of our ongoing operations. The classification in other income of interest payments and accruals related to economic hedges and fluctuations in average asset, liability, and capital balances, and the related yields and costs are the primary causes of changes in our net interest income.
     Average assets decreased to $45.4 billion in the first three months of 2006 from $49.5  billion for the same period in 2005. The decrease was primarily attributable to decreased average advances and mortgage loans offset by increased average investments in short-term investments and mortgage-backed securities. Average liabilities decreased to $43.1 billion in the first three months of 2006 from $47.1 billion for the same period in 2005. The decrease was due to decreased levels of consolidated obligations needed to support the decreased average asset balances.
     Average capital decreased $0.2 billion in the first three months of 2006 compared to the same period in 2005. The decrease was primarily due to a decline in capital stock requirements to support member activities related to advances and mortgage loans. The decrease was partially offset by growth in retained earnings.

     The following table shows net interest income for the three months ended March 31, 2006 and 2005 (dollars in millions):

	Three Months Ended March 31,
	2006	2005
Total interest income	$532.5	$438.5
Total interest expense	495.0	339.8

Net interest income before mortgage loan credit loss provision	37.5	98.7
Provision for credit losses on mortgage loans	—	—

Net interest income after mortgage loan credit loss provision	$37.5	$98.7

     Net interest income before mortgage loan credit loss provision decreased $61.2 million for the three months ended March 31, 2006 compared with the same period in 2005. As discussed below, the decrease was due mainly to the decreased asset-liability spread income of $69.4 million. The decrease in asset-liability spread income more than offset increased earnings on capital of $8.2 million.
     The yield on total interest-earning assets and cost of interest-bearing liabilities are impacted by our use of derivatives to adjust the interest rate sensitivity of assets and liabilities. For the earnings impact of our hedging activities by product see “Hedging Activities” on page 86.
     The two components of the Bank’s net interest income are earnings from our asset-liability spread and earnings on capital.
     Asset-liability Spread–This spread equals the yield on total assets minus the cost of total liabilities. Asset-liability spread income declined $69.4 million for the three months ended March 31, 2006. In 2004 to late 2005, a significant portion of our fixed rate mortgage portfolio was hedged with interest rate swaps and funded with variable rate debt. As previously discussed, the interest rate swaps hedging mortgage assets do not qualify for hedge accounting and the related interest accruals are recorded in other income instead of net interest income. Due to the income statement classification of economic hedges, a significant amount of net interest expense was recorded in other income for the first three months of 2005. The classification of the interest payments and accruals on economic hedges in other income resulted in higher earnings on asset-liability spread than would have otherwise been expected. As discussed previously, we terminated the derivatives in the economic hedge relationship related to mortgage loans in the fourth quarter of 2005. Concurrent with the termination of the hedging instruments, we issued a combination of fixed-rate callable, noncallable, and amortizing prepayment linked consolidated obligation bonds to fund the portion of the mortgage loan portfolio previously hedged with derivatives. As a result of the termination of the hedge strategy and the concurrent fixed rate funding the first quarter 2006 earnings on asset-liability spread has declined when compared with the same period in 2005.

     Earnings on Capital–We invest our regulatory capital (which is defined as capital plus mandatorily redeemable capital stock) to generate earnings, generally for the same repricing maturity as the assets being supported. As interest rates change, asset yields also move, but there is no corresponding change in the capital that finances a portion of interest-earning assets. Earnings on capital is computed as the average cost of interest-bearing liabilities multiplied by the difference between the amount of interest-earning assets and the amount of interest-bearing liabilities. A considerable portion of our net interest income is derived from the earnings on invested capital.
     Earnings on capital increased $8.2 million in the first three months of 2006 because of higher interest rates somewhat offset by a decrease in average capital. As short- and intermediate-term interest rates rise, as they have over the past 12 months, the earnings contribution from capital increases. Conversely, when those interest rates decline, the earnings contribution from capital decreases. Average capital decreased $204 million in the first three months of 2006 primarily due to a decline in capital stock to support member advances and mortgage loans which was offset by the increase of retained earnings from the restatement.

     The following tables present average balances and rates of major interest rate sensitive asset and liability categories for the three months ended March 31, 2006 and 2005. The tables also present the net interest spread between yield on total interest-earning assets and cost of total interest-bearing liabilities and the net interest margin between yield on total assets and the cost of total liabilities and capital (dollars in millions).

	For the Three Months Ended March 31, 2006			For the Three Months Ended March 31, 2005
			Interest			Interest
	Average		Income/	Average		Income/
	Balance	Yield/Cost	Expense	Balance	Yield/Cost	Expense
Interest-earning assets
Interest-bearing deposits	$707	4.46%	$7.8	$172	2.46%	$1.0
Securities purchased under agreements to resell	305	4.54%	3.4	305	2.53%	1.9
Federal funds sold	3,248	4.51%	36.2	1,318	2.52%	8.2
Short-term investments[1]	1,103	4.44%	12.1	1,175	2.54%	7.4
Mortgage-backed securities[1]	4,790	5.14%	60.7	3,581	4.39%	38.7
Other investments	14	4.51%	0.1	164	2.87%	1.2
Advances	22,092	4.64%	253.0	27,608	2.90%	197.7
Mortgage loans[2]	12,870	5.02%	159.2	14,951	4.95%	182.4

Total interest-earning assets	45,129	4.79%	532.5	49,274	3.61%	438.5
Noninterest-earning assets	239	—	—	263	—	—

Total assets	$45,368	4.76%	$532.5	$49,537	3.59%	$438.5

Interest-bearing liabilities
Deposits	$804	4.25%	$8.4	$875	2.27%	$4.9
Consolidated obligations
Discount notes	4,619	4.40%	50.1	5,046	2.40%	29.8
Bonds	36,275	4.80%	429.4	39,809	3.06%	300.7
Other interest-bearing liabilities	589	4.86%	7.1	559	3.20%	4.4

Total interest-bearing liabilities	42,287	4.75%	495.0	46,289	2.98%	339.8
Noninterest-bearing liabilities	821	—	—	784	—	—

Total liabilities	43,108	4.66%	495.0	47,073	2.93%	339.8
Capital	2,260	—	—	2,464	—	—

Total liabilities and capital	$45,368	4.42%	$495.0	$49,537	2.78%	$339.8

Net interest income and spread		0.04%	$37.5		0.63%	$98.7

Net interest margin		0.34%			0.81%

Average interest-earning assets to interest-bearing liabilities		106.72%			106.45%

Composition of net interest income
Asset-liability spread		0.10%	$11.5		0.66%	$80.9
Earnings on capital		4.66%	26.0		2.93%	17.8

Net interest income			$37.5			$98.7

[1]	The average balances of available-for-sale securities are reflected at amortized cost; therefore the resulting yields do not give effect to changes in fair value.

[2]	Nonperforming loans are included in average balances used to determine average rate.

     Our net interest income is affected by changes in the dollar volumes of our interest-earning assets and interest-bearing liabilities and changes in the average rates of those assets and liabilities. The following table presents the changes in interest income and interest expense between the first three months of 2006 and 2005. Changes that cannot be attributed to either rate or volume have been allocated to the rate and volume variances based on relative size (dollars in millions).

	Variance for the Three Months Ended
	March 31, 2006 vs. March 31, 2005
	Total Increase		Total
	(Decrease) Due to		(Decrease)
	Volume	Rate	Increase
Interest income
Interest-bearing deposits	$5.3	$1.5	$6.8
Securities purchased under agreements to resell	—	1.5	1.5
Federal funds sold	18.2	9.8	28.0
Short-term investments	(0.5)	5.2	4.7
Mortgage-backed securities	14.5	7.5	22.0
Other investments	(1.1)	—	(1.1)
Advances	(45.4)	100.7	55.3
Mortgage loans	(25.7)	2.5	(23.2)

Total interest income	(34.7)	128.7	94.0

Interest expense
Deposits	(0.4)	3.9	3.5
Consolidated obligations
Discount notes	(2.7)	23.0	20.3
Bonds	(28.8)	157.5	128.7
Other interest-bearing liabilities	0.2	2.5	2.7

Total interest expense	(31.7)	186.9	155.2

Net interest income	$(3.0)	$(58.2)	$(61.2)

     Net Interest Income by Segment–The Bank’s segment results are analyzed on an adjusted net interest income basis. Adjusted net interest income is made up of net interest income and interest income and interest expense associated with economic hedges. A description of these segments is included in the “Business Segments” section on page 11. The following shows the Bank’s financial performance by operating segment and a reconciliation of financial performance to net interest income for the three months ended March 31, 2006 and 2005 (dollars in millions):

	Three Months Ended March 31,
	2006	2005
Adjusted net interest income by operating segment

Member Finance	$28.2	$28.8
Mortgage Finance	9.0	8.0

Total	$37.2	$36.8

Reconciliation to the Bank’s operating segment results to net interest income

Adjusted net interest income	$37.2	$36.8
Net interest expense on economic hedges	0.3	61.9

Net interest income	$37.5	$98.7

     Member Finance–Member Finance adjusted net interest income decreased $0.6 million in the first three months of 2006 compared to the same period in 2005. The decrease was largely attributable to lower average asset balances offset by higher returns on invested capital. The segment’s average assets decreased to $27.7 billion for the first three months of 2006 compared with $31.0 billion in the same period of 2005. Factors influencing the higher returns on invested capital are discussed in “Net Interest Income” beginning on page 80.
     Mortgage Finance–The Mortgage Finance segment adjusted net interest income increased $1.0 million in the first three months of 2006 when compared with the same period in 2005. The increase was attributable to higher returns on invested capital which is discussed in “Net Interest Income” beginning on page 80. The increase was offset somewhat by lower asset balances. The segment’s average assets were $17.6 billion for the three months ended March 31, 2006 and $18.5 billion for the three months ended March 31, 2005. Average capital was $0.8 billion for both the three months ended March 31, 2006 and 2005.
     The Bank currently expects that the volume of purchases for the MPF program will continue to be at or below the relatively low level that was experienced during 2005. To the extent that new production does not replace current mortgage loan portfolio runoff, we would experience declines in mortgage loan balances which would likely reduce Mortgage Finance’s net interest income.

     Other Income
     The following table presents the components of other income for the three months ended March 31, 2006 and 2005 (dollars in millions):

	Three Months Ended March 31,
	2006	2005
Service fees	$0.6	$0.6
Net gain (loss) on derivatives and hedging activities	1.5	111.9
Other, net	0.5	0.6

Total other income	$2.6	$113.1

     Other income can be volatile from period to period depending on the type of financial activity reported. For instance, the net gain or loss on derivatives and hedging activities is highly dependent on changes in interest rates.
     Other income decreased $110.5 million in the first three months of 2006 compared with the same period in 2005. The primary reason for the decrease was decreased net gains on derivatives and hedging activities due to the loss of hedge accounting on our interest rate swaps hedging our mortgage portfolio. As previously discussed, in 2004 to late 2005, a significant portion of our fixed rate mortgage portfolio was hedged with interest rate swaps and funded with variable rate debt. Because the interest rate swaps on the mortgage assets are economic hedges and do not qualify for hedge accounting, the related interest accruals are recorded in other income instead of net interest income. In the fourth quarter of 2005, we discontinued the use of our mortgage loan hedge strategy and terminated any remaining structured mortgage swaps.
     Hedging Activities
     If a hedging activity qualifies for hedge accounting treatment, the Bank includes the periodic cash flow components of the hedging instrument related to interest income or expense in the relevant income statement caption consistent with the hedged asset or liability. In addition, the Bank reports as a component of other income in net gain (loss) on derivatives and hedging activities, the fair value changes of both the hedging instrument and the hedged item. The Bank records the amortization of upfront fees paid or received on interest rate swaps and cumulative fair value adjustments from terminated hedges in interest income or expense.
     If a hedging activity does not qualify for hedge accounting treatment, the Bank reports the hedging instrument’s components of interest income and expense, together with the effect of changes in fair value in other income; however, there is no corresponding fair value adjustment for the hedged asset or liability.
     As a result, accounting for derivatives and hedging activities affects the timing of income recognition and the effect of certain hedging transactions are spread throughout the income statement in net interest income and other income.

     The following tables categorize the earnings impact of our hedging activities by product for the three months ended March 31, 2006 and 2005 (dollars in millions):

		Mortgage		Consolidated
Three months ended March 31, 2006	Advances	Assets	Investments	Obligations	Total
Net Interest Income

Interest component	$2.5	$—	$0.2	$(51.5)	$(48.8)
Amortization/accretion	(0.3)	(0.6)	—	(12.8)	(13.7)

Total net interest income	2.2	(0.6)	0.2	(64.3)	(62.5)

Other Income — Net gains on derivatives and hedging activities

Hedge ineffectiveness	0.3	—	—	0.8	1.1
Economic hedges	0.3	—	—	0.1	0.4

Total net gain on derivatives and hedging activities	0.6	—	—	0.9	1.5

Total Earnings Impact	$2.8	$(0.6)	$0.2	$(63.4)	$(61.0)

		Mortgage		Consolidated
Three months ended March 31, 2005	Advances	Assets	Investments	Obligations	Total
Net Interest Income

Interest component	$(41.3)	$(2.7)	$(0.6)	$35.1	$(9.5)
Amortization/accretion	(0.2)	(0.6)	—	(6.4)	(7.2)

Total net interest income	(41.5)	(3.3)	(0.6)	28.7	(16.7)

Other Income — Net gains on derivatives and hedging activities

Hedge ineffectiveness	—	—	—	2.1	2.1
Economic hedges	7.4	102.3	0.1	—	109.8

Total net gain on derivatives and hedging activities	7.4	102.3	0.1	2.1	111.9

Total Earnings Impact	$(34.1)	$99.0	$(0.5)	$30.8	$95.2

     Interest Component—The interest component in net interest income generally relates to interest rate swaps. Our primary hedging strategies are to change fixed interest rates into variable interest rates. As the interest rate environment changes over time, the variable interest rates on the interest rate swaps will change. Because the purpose of the hedging activity is to protect net interest income against changes in interest rates, the absolute increase or decrease of interest income from interest-earning assets or interest expense from interest-bearing liabilities is not as important as the relationship of the hedging activities to overall net interest income. The effect of hedging activities varies from period to period depending on interest rate movements and the amount of the Bank’s hedging activities.

     Amortization/accretion–The effect of hedging on amortization and accretion varies from period to period depending on the Bank’s activities, such as terminating certain consolidated obligation and mortgage asset economic hedge relationships to manage our risk profile, and the amount of upfront fees received or paid on derivative hedges. Consolidated obligation amortization/accretion income decreased in the first three months of 2006 primarily due to increased basis adjustment amortization expense.
     Hedge Ineffectiveness–Hedge ineffectiveness occurs when changes in fair value of the derivative and related hedged item do not perfectly offset each other. Hedge ineffectiveness gains during the first three months of 2006 and 2005 were primarily due to consolidated obligation hedge relationships.
     Economic Hedges–Economic hedges are primarily used to manage prepayment and interest rate cap risks in our mortgage loan portfolio and to manage basis risk between our assets and liabilities. Economic hedges do not qualify for hedge accounting and as a result the Bank records a gain or loss on the hedging instrument without recording the corresponding loss or gain on the hedged item. In addition, the interest accruals on the hedging instrument are recorded as a component of other income instead of a component of net interest income. See additional discussion in “Net Income” at page 78.
     Other Expenses
     The following table shows the components of other expenses for the three months ended March 31, 2006 and 2005 (dollars in millions):

	Three Months Ended March 31,
	2006	2005
Salaries and employee benefits	$6.0	$5.3
Occupancy cost	0.2	0.2
Other operating expenses	4.1	3.0

Total operating expenses	10.3	8.5

Finance Board	0.5	0.5
Office of Finance	0.3	0.3

Total other expense	$11.1	$9.3

     Salaries and employee benefits increased $0.7 million in the first three months of 2006 compared with 2005. The increases reflect higher expenses for
•	making staff additions and changes.

•	funding our portion of the Pentegra Defined Benefit Plan for Financial Institutions (Pentegra Defined Benefit Plan).

•	increasing market costs associated with salaries and employee benefits.
     Other operating expenses increased $1.1 million in the first three months of 2006 compared with 2005. Approximately $0.3 million of the increase relates to accounting and legal fees related to our restatement and registration of a class of equity securities with the SEC as required by the Finance Board and approximately $0.9 million of the increase relates to costs incurred for the internal review conducted by the Bank’s Board of Directors. These impacts are offset by a $0.1 million decrease in other operating expenses. We expect that our operating expenses will continue to remain high during 2006 due to additional costs associated with these initiatives.
Years Ended December 31, 2005, 2004, and 2003
     Financial Highlights
     The overall financial results for the three years presented have been significantly influenced by our mortgage loan hedging strategy where the hedges are accounted for as economic hedges. Economic hedges do not qualify for hedge accounting and, as a result, the Bank records a gain or loss on the hedging instrument without recording the corresponding loss or gain on the hedged item. In addition, the interest accruals on the hedging instrument are recorded as a component of other income instead of a component of net interest income. Therefore, our economic hedges caused significant fluctuations in net income, net gains (losses) on derivatives and hedging activities, and net interest income.
     Net Income–Net income was $227.7 million in 2005 compared with $99.5 million in 2004. The increase of $128.2 million resulted primarily due to increased net gains on derivatives and hedging activities of $391.3 million. This impact was partially offset by a decrease in net interest income of $210.0 million. Net income decreased $36.0 million in 2004 primarily due to increased losses on derivatives and hedging activities of $257.8 million and decreased advance prepayment fee income of $18.5 million. This impact was partially offset by higher interest income from mortgage loans and realized gains from the sale of securities. Higher levels of net income in 2005 relative to those in 2004 resulted in higher returns on average capital. Return on average capital increased to 9.57 percent for the year ending December 31, 2005 from 4.30 percent in 2004. Return on average capital decreased to 4.30 percent in 2004 from 6.80 percent in 2003.

     The following tables show the components of other income — net gains (losses) on derivatives and hedging activities for the years ended December 31, 2005, 2004, and 2003 (dollars in millions):

		Mortgage		Consolidated
	Advances	Assets	Investments	Obligations	Total
2005
Economic Hedges:
Realized and unrealized gain	$15.5	$152.8	$0.1	$—	$168.4
Interest component (realized)	(7.0)	(128.4)	(0.1)	—	(135.5)

Total Economic Hedges	8.5	24.4	—	—	32.9

Other Hedge Ineffectiveness	1.8	—	—	4.2	6.0

Total Net Gains on Derivatives and Hedging Activities	$10.3	$24.4	$—	$4.2	$38.9

2004
Economic Hedges:
Realized and unrealized gain (loss)	$11.5	$23.3	$0.3	$(2.4)	$32.7
Interest component (realized)	(15.3)	(373.2)	(1.0)	1.2	(388.3)

Total Economic Hedges	(3.8)	(349.9)	(0.7)	(1.2)	(355.6)

Other Hedge Ineffectiveness	2.0	—	—	1.2	3.2

Total Net Losses on Derivatives and Hedging Activities	$(1.8)	$(349.9)	$(0.7)	$—	$(352.4)

2003
Economic Hedges:
Realized and unrealized gain (loss)	$9.9	$69.2	$1.3	$(9.9)	$70.5
Interest component (realized)	(15.9)	(157.5)	(2.5)	19.9	(156.0)

Total Economic Hedges	(6.0)	(88.3)	(1.2)	10.0	(85.5)

Other Hedge Ineffectiveness	1.8	—	—	(10.9)	(9.1)

Total Net Losses on Derivatives and Hedging Activities	$(4.2)	$(88.3)	$(1.2)	$(0.9)	$(94.6)

     Realized and unrealized gain (loss)–Realized and unrealized gain (loss) is comprised of the periodic market value change of the derivatives in economic hedge relationships including terminated derivatives which are settled in cash. As previously discussed in the “Overview” at page 74, income was significantly accelerated primarily due to the economic hedges on our mortgage loans. At December 31, 2004 and 2003 the outstanding notional amount of derivatives in economic hedges of mortgage loans totaled $12.4 billion and $12.2 billion. Substantially all of these economic hedges were terminated by the fourth quarter of 2005. During the period of time the mortgage loan hedge strategy was in place, long-term interest rates generally increased. As a result, the Bank recorded a gain on the hedging instrument and no corresponding loss on the hedged item. The impact of the one-side market value adjustment can be seen in the table above in the line item “Realized and unrealized gain (loss)”. This one-side market value adjustment on the mortgage loan hedge strategy has significantly influenced the timing of income recognition.

The acceleration of income is expected to result in a corresponding reduction in earnings in future periods. This reduction in earnings is expected to occur over a number of years, with the early years experiencing greater impacts than the later years.
     Interest component (realized)–Interest component (realized) includes the net interest payments and accruals on the derivatives in economic hedge relationships. As noted above, the related interest payments and accruals related to economic hedges are recorded as a component of other income. Therefore, in our mortgage loan hedging strategy, a significant amount of net interest payments and accruals on the interest rate swaps were recorded in other income through the interest component line item in the table above, while the related net interest payments and accruals on the hedged mortgage loans were recorded in net interest income. Under the mortgage loan hedging strategy the Bank paid an amount on the derivative that approximated the fixed rate on the mortgage loans being hedged and received one-month LIBOR plus a spread. During the period of time the mortgage loan hedge strategy was in place, the fixed rate paid on the interest rate swap exceeded the one-month LIBOR rate received. As a result, the net interest payments and accruals on the derivative resulted in a loss for all periods presented. This loss reached its highest level during 2004 due to the combination of the average amount of the derivatives outstanding and the spread between one-month LIBOR and the fixed rate paid on the derivative. The classification of interest payments and accruals of economic hedges impacts the year-to-year fluctuations of net gains (losses) on derivatives and hedging activities and net interest income, but does not affect net income.
     Other Hedge Ineffectiveness–Hedge ineffectiveness occurs when changes in fair value of the derivative and related hedged item do not perfectly offset each other. Hedge ineffectiveness gains and losses during 2005, 2004, and 2003 were primarily due to consolidated obligation hedge relationships.
     Net Advance Prepayment Fees–Net advance prepayment fees decreased $0.6 million in 2005 compared with 2004 and decreased $18.5 million in 2004 compared with 2003. The decreases were primarily due to the liability restructuring needs of borrowers.
     Net Interest Income–Net interest income is the primary measure of the performance of our ongoing operations. The classification in other income of interest payments and accruals related to economic hedges and fluctuations in average asset, liability, and capital balances, and the related yields and costs are the primary drivers of changes in our net interest income.
     Average assets decreased to $47.2 billion in 2005 from $48.4 billion in 2004. Average assets increased in 2004 from $42.1 billion in 2003. In 2005, the decrease was primarily attributable to decreased average mortgage loans. In 2004, the increase was primarily attributable to increased average mortgage loans and average advances. Average liabilities decreased to $44.8 billion in 2005 from $46.1 billion in 2004. Average liabilities increased in 2004 from $40.1 billion in 2003. The decrease in 2005 compared with 2004 was due to decreased levels of consolidated obligations needed to support the decreased average asset balances. Conversely, the increase in average liabilities in 2004 compared with 2003 was due to higher levels of consolidated obligations needed to support the increased average asset balances.

     Average capital increased $0.1 billion in 2005 and $0.3 billion during 2004. In 2005, the increase was primarily due to growth in capital stock requirements to support member activities related to advances and growth in retained earnings. In 2004, the increase was primarily due to growth in capital stock requirements to support member activities related to both mortgage loans and advances.
     The following table shows net interest income for the years ended December 31, 2005, 2004, and 2003 (dollars in millions):

	2005	2004	2003
Total interest income	$1,878.0	$1,428.4	$1,155.3
Total interest expense	1,584.4	929.8	852.1

Net interest income before mortgage loan credit loss provision	293.6	498.6	303.2
(Reversal of) provision for credit losses on mortgage loans	—	(5.0)	2.7

Net interest income after mortgage loan credit loss provision	$293.6	$503.6	$300.5

Advance prepayment fees included in total interest income	$0.3	$0.9	$19.4

     Net interest income before mortgage loan credit loss provision decreased $205.0 million for the year ended December 31, 2005. Net interest income before mortgage loan credit loss provision increased $195.4 million in 2004 relative to that in 2003. As discussed below, in 2005, the decrease was due mainly to the decreased asset-liability spread income of $242.3 million. The decrease in asset-liability spread income more than offset increased earnings on capital of $37.3 million. As discussed below, in 2004, the increase was due to increased asset-liability spread income of $191.1 million.
     The yield on total interest-earning assets and cost of interest-bearing liabilities are impacted by our use of derivatives to adjust the interest rate sensitivity of assets and liabilities. For the earnings impact of our hedging activities by product see “Hedging Activities” on page 99.
     The two components of the Bank’s net interest income are earnings from our asset-liability spread and earnings on capital.
     Asset-liability Spread–This spread equals the yield on total assets minus the cost of total liabilities. Asset-liability spread income declined $242.3 million for the year ended December 31, 2005 and increased $191.1 million for the year ended December 31, 2004 primarily because of our mortgage assets.

     In 2004 to late 2005, a significant portion of our fixed rate mortgage portfolio was hedged with interest rate swaps and funded with variable rate debt. As previously discussed, the interest rate swaps hedging mortgage assets do not qualify for hedge accounting and the related interest accruals are recorded in other income instead of net interest income. Due to the income statement classification of economic hedges, a significant amount of net interest expense was recorded in other income for all periods presented. Therefore, as the cost of liabilities funding the swapped mortgage assets increased in 2005 due to increased short- and intermediate-term rates; the yield on mortgage assets represented the fixed rate yield and was not impacted by the swap accruals. Because the yield on our mortgage assets was not impacted by the swap accruals as the swap expense was reported in other income, our overall yield on mortgage assets increased.
     Earnings on Capital–We invest our regulatory capital (which is defined as capital plus mandatorily redeemable capital stock) to generate earnings, generally for the same repricing maturity as the assets being supported. As interest rates change, asset yields also move, but there is no corresponding change in the capital that finances a portion of interest-earning assets. Earnings on capital is computed as the average cost of interest-bearing liabilities multiplied by the difference between the amount of interest-earning assets and the amount of interest-bearing liabilities. A considerable portion of our net interest income is derived from the earnings on invested capital.
     Earnings on capital increased $37.3 million in 2005 and $4.3 million in 2004 because of higher interest rates and larger average capital balances. As short- and intermediate-term interest rates rise, as they have over the past 12 months, the earnings contribution from capital increases. Conversely, when those interest rates decline, the earnings contribution from capital decreases. Average capital increased $67.0 million in 2005 and $318.0 million in 2004 primarily due to growth in capital stock to support member advances and mortgage loans and the retention of retained earnings from the restatement.
     Future asset-liability spreads and earnings on capital could be affected positively or negatively by a variety of factors, including competition, developments affecting government-sponsored housing enterprises, and actions by rating agencies, regulators, or Congress.

     The following tables present average balances and rates of major interest rate sensitive asset and liability categories for the years ended December 31, 2005, 2004, and 2003. The tables also present the net interest spread between yield on total interest-earning assets and cost of total interest-bearing liabilities and the net interest margin between yield on total assets and the cost of total liabilities and capital (dollars in millions).

	2005			2004			2003
			Interest			Interest			Interest
	Average	Yield/	Income/	Average	Yield/	Income/	Average	Yield/	Income/
	Balance	Cost	Expense	Balance	Cost	Expense	Balance	Cost	Expense
Interest-earning assets
Interest-bearing deposits	$356	3.48%	$12.4	$290	1.36%	$3.9	$426	1.19%	$5.1
Securities purchased under agreements to resell	305	3.29%	10.0	305	1.40%	4.3	278	1.15%	3.2
Federal funds sold	1,574	3.39%	53.4	1,898	1.35%	25.7	3,092	1.17%	36.1
Short-term investments[1]	1,171	3.23%	37.8	1,036	1.43%	14.8	713	1.21%	8.6
Mortgage-backed securities[1]	3,599	4.69%	168.7	2,832	3.39%	95.9	3,250	3.05%	99.2
Other investments[1]	156	3.63%	5.6	757	1.44%	10.9	673	2.46%	16.6
Advances[2]	25,651	3.51%	901.6	25,299	2.03%	513.8	23,134	2.15%	496.5
Mortgage loans[3]	14,130	4.87%	688.5	15,660	4.85%	759.1	10,133	4.83%	489.7
Other interest-earning assets	—	0.00%	—	3	1.31%	—	24	1.25%	0.3

Total interest-earning assets	46,942	4.00%	1,878.0	48,080	2.97%	1,428.4	41,723	2.77%	1,155.3
Noninterest-earning assets	276	—	—	343	—	—	348	—	—

Total assets	$47,218	3.98%	$1,878.0	$48,423	2.95%	$1,428.4	$42,071	2.75%	$1,155.3

Interest-bearing liabilities
Deposits	$806	3.02%	$24.3	$1,202	1.04%	$12.5	$1,747	0.86%	$15.0
Consolidated obligations
Discount notes	5,268	3.04%	160.2	5,780	1.36%	78.4	6,754	1.15%	77.8
Bonds	37,399	3.69%	1,378.2	37,655	2.20%	827.5	29,975	2.50%	748.7
Other interest-bearing liabilities	580	3.72%	21.7	554	2.05%	11.4	507	2.08%	10.6

Total interest-bearing liabilities	44,053	3.60%	1,584.4	45,191	2.06%	929.8	38,983	2.19%	852.1
Noninterest-bearing liabilities	786	—	—	920	—	—	1,094	—	—

Total liabilities	44,839	3.53%	1,584.4	46,111	2.02%	929.8	40,077	2.13%	852.1
Capital	2,379	—	—	2,312	—	—	1,994	—	—

Total liabilities and capital	$47,218	3.36%	$1,584.4	$48,423	1.92%	$929.8	$42,071	2.03%	$852.1

Net interest income and spread		0.40%	$293.6		0.91%	$498.6		0.58%	$303.2

Net interest margin		0.62%			1.03%			0.72%

Average interest-earning assets to interest-bearing liabilities		106.56%			106.39%			107.03%

Composition of net interest income
Asset-liability spread		0.45%	$209.6		0.93%	$451.9		0.62%	$260.8
Earnings on capital		3.53%	84.0		2.02%	46.7		2.13%	42.4

Net interest income			$293.6			$498.6			$303.2

[1]	The average balances of available-for-sale securities are reflected at amortized cost; therefore the resulting yields do not give effect to changes in fair value.

[2]	Advance interest income includes advance prepayment fee income of $0.3 million, $0.9 million, and $19.4 million for the years ended December 31, 2005, 2004, and 2003.

[3]	Nonperforming loans are included in average balances used to determine average rate.

     Our net interest income is affected by changes in the dollar volumes of our interest-earning assets and interest-bearing liabilities and changes in the average rates of those assets and liabilities. The following table presents the changes in interest income and interest expense between 2005 and 2004 as well as between 2004 and 2003. Changes that cannot be attributed to either rate or volume have been allocated to the rate and volume variances based on relative size (dollars in millions).

	Variance – 2005 vs. 2004			Variance – 2004 vs. 2003
	Total Increase		Total	Total Increase		Total
	(Decrease) Due to		(Decrease)	(Decrease) Due to		(Decrease)
	Volume	Rate	Increase	Volume	Rate	Increase
Interest income
Interest-bearing deposits	$1.1	$7.4	$8.5	$(1.8)	$0.6	$(1.2)
Securities purchased under agreements to resell	—	5.7	5.7	0.3	0.8	1.1
Federal funds sold	(5.1)	32.8	27.7	(15.5)	5.1	(10.4)
Short-term investments	2.2	20.8	23.0	4.4	1.8	6.2
Mortgage-backed securities	30.1	42.7	72.8	(13.6)	10.3	(3.3)
Other investments	(13.1)	7.8	(5.3)	1.9	(7.6)	(5.7)
Advances	7.3	380.5	387.8	45.6	(28.3)	17.3
Mortgage loans	(73.8)	3.2	(70.6)	267.4	2.0	269.4
Other interest-earning assets	—	—	—	(0.1)	(0.2)	(0.3)

Total interest income	(51.3)	500.9	449.6	288.6	(15.5)	273.1

Interest expense
Deposits	(5.3)	17.1	11.8	(5.3)	2.8	(2.5)
Consolidated obligations
Discount notes	(7.5)	89.3	81.8	(12.1)	12.7	0.6
Bonds	(5.7)	556.4	550.7	176.2	(97.4)	78.8
Other interest-bearing liabilities	0.6	9.7	10.3	1.0	(0.2)	0.8

Total interest expense	(17.9)	672.5	654.6	159.8	(82.1)	77.7

Net interest income	$(33.4)	$(171.6)	$(205.0)	$128.8	$66.6	$195.4

     Net Interest Income by Segment–The Bank’s segment results are analyzed on an adjusted net interest income basis. Adjusted net interest income is made up of net interest income and interest income and interest expense associated with economic hedges. A description of these segments is included in the “Business Segments” section on page 11. The following shows the Bank’s financial performance by operating segment and a reconciliation of financial performance to net interest income for the years ended December 31, 2005, 2004, and 2003 (dollars in millions):

	2005	2004	2003
Adjusted net interest income by operating segment

Member Finance	$111.2	$72.1	$103.9
Mortgage Finance	$46.9	$43.2	$40.6

Total	$158.1	$115.3	$144.5

Reconciliation to the Bank’s operating segment results to net interest income

Adjusted net interest income	$158.1	$115.3	$144.5
Net interest expense on economic hedges	135.5	388.3	156.0

Net interest income	$293.6	$503.6	$300.5

     Member Finance–Member Finance adjusted net interest income increased $39.1 million in 2005 compared to 2004. The increase was largely attributable to higher returns on invested capital. Factors influencing the higher returns on invested capital are discussed in “Net Interest Income” beginning on page 91.
     Member Finance adjusted net interest income decreased $31.8 million in 2004 compared to 2003. The decline was largely attributable to a decline in advance prepayment fees.
     Advance prepayment fees can be volatile from period to period because advance prepayment activity and associated fees may vary according to the liability restructuring needs of borrowers, mergers and acquisitions among member and nonmember institutions, levels of interest rates, and other factors. We charge borrowers prepayment fees when they prepay certain advances before the original maturity. These fees are intended to make us financially indifferent to a borrower’s decision to prepay. In a falling interest rate environment, prepayments tend to rise as borrowers may choose to prepay existing high cost advances and refinance with advances at lower interest rates. Conversely, in a rising rate environment, prepayments tend to decrease as borrowers are not incented to refinance. Net prepayment fees decreased $0.6 million in 2005 compared with 2004 and decreased $18.5 million in 2004 compared with 2003. The decreases were primarily due to the liability restructuring needs of borrowers.

     Mortgage Finance–The Mortgage Finance segment adjusted net interest income increased $3.7 million in 2005 when compared with 2004 and $2.6 million in 2004 when compared with 2003. In both 2004 and 2005, the year-over-year increase was attributable to higher returns on invested capital which is discussed in “Net Interest Income” beginning on page 91. In 2005, the increase was offset somewhat by lower asset balances. In 2004, the increase also relates to the reversal of our provision for credit losses on mortgage loans discussed in “Provision for Credit Losses on Mortgage Loans” below. The segment’s average assets were $17.7 billion for the year ended December 31, 2005, $18.5 billion for 2004, and $13.4 billion in 2003. Average capital was $0.8 billion for the years ended December 31, 2005 and 2004 and $0.6 billion in 2003. Average assets and capital during 2004 were greater than 2003 due to the significant growth in mortgage loans that occurred in the last nine months of 2003.
     Profit margins on mortgage assets were higher in 2003 on the portion of the mortgage portfolio funded with fixed rate bonds due to the falling interest rate environment we experienced during early 2003. Income spreads were enhanced when the Bank exercised its option to terminate callable bonds roughly two to three months prior to receiving the related mortgage prepayments. Another contributor to the higher profit margins in 2003 related to our strategy of hedging a large portion of our fixed rate mortgage loan portfolio with interest rate swaps during the last nine months of 2003. Net interest spread income generated by the mortgage portfolio hedged with interest rate swaps was somewhat lower than the levels achieved when we did not employ such a hedging strategy.
     The Bank currently expects that the volume of purchases for the MPF program will continue to be at or below the relatively low level that was experienced during 2005. To the extent that new production does not replace current mortgage loan portfolio runoff, we would experience declines in mortgage loan balances which would likely reduce Mortgage Finance’s net interest income.
     Provision for Credit Losses on Mortgage Loans
     During 2004, we recorded a reversal of our provision for credit losses on mortgage loans as we shifted to a heavier weighting on our own mortgage loan portfolio performance data and less weighting of peer data (e.g., delinquency levels, loss history, and reserve levels of peers engaged in similar mortgage loan activities). A portion of the reversal also related to the consideration of members’ credit enhancement in the allowance calculation. We believe this provides a better estimate of our loan losses because it is based more on actual portfolio performance rather than the performance of our peer group. As a result of this change in estimate, we recorded a $5.0 million decrease to our provision for the year ended December 31, 2004. For additional discussion, see “Mortgage Loans” on page 106.

     Other Income
     The following table presents the components of other income for the years ended December 31, 2005, 2004, and 2003 (dollars in millions):

	2005	2004	2003
Service fees	$2.5	$2.3	$2.1
Net loss on trading securities	—	(0.8)	(1.5)
Net realized gain on available-for-sale securities	2.7	5.5	0.7
Net realized gain (loss) on held-to-maturity securities	—	4.0	—
Net gain (loss) on derivatives and hedging activities	38.9	(352.4)	(94.6)
Other, net	2.7	4.6	3.0

Total other income	$46.8	$(336.8)	$(90.3)

     Other income can be volatile from period to period depending on the type of financial activity reported. For instance, the net gain or loss on derivatives and hedging activities is highly dependent on changes in interest rates.
     Other income increased $383.6 million in 2005 and decreased $246.5 million in 2004. The primary reason for the increase in 2005 was increased net gains on derivatives and hedging activities. The primary reasons for the decrease in 2004 were increased net losses on derivatives and hedging activities. Fluctuations in our net gain (loss) on derivatives and hedging activities were due to the loss of hedge accounting on our interest rate swaps hedging our mortgage portfolio. As previously discussed, in 2004 to late 2005, a significant portion of our fixed rate mortgage portfolio was hedged with interest rate swaps and funded with variable rate debt. Because the interest rate swaps on the mortgage assets are economic hedges and do not qualify for hedge accounting, the related interest accruals are recorded in other income instead of net interest income.
     Realized gains on held-to-maturity securities increased in 2004 due to the sale of $105.9 million of mortgage-backed securities and $195.0 million of commercial paper compared with no sales in 2003. Fixed and variable rate mortgage-backed securities and commercial paper were sold throughout 2004 to increase operational efficiencies. We sold mortgage-backed securities that had less than 15 percent of the acquired principal outstanding and the commercial paper sale occurred near enough to its maturity date that interest rate risk was substantially eliminated as a pricing factor and the changes in market interest rates would not have a significant effect on the security’s fair value. In accordance with GAAP, such sales are considered maturities for the purposes of security classification. The result was a gain of $4.0 million for the year ended December 31, 2004. We continue to monitor held-to-maturity securities with minimal remaining principal balances and may sell more of these securities to achieve operational efficiencies.

     Realized gains on available-for-sale securities increased $4.8 million in 2004 compared with 2003. We sold $937.4 million and $53.6 million of government-sponsored enterprise obligations and terminated the related derivatives in 2004 and 2003. We sold available-for-sale securities to take advantage of the relationship between the agency and derivative markets. We continue to monitor the portfolio for additional opportunities.
     Hedging Activities
     If a hedging activity qualifies for hedge accounting treatment, the Bank includes the periodic cash flow components of the hedging instrument related to interest income or expense in the relevant income statement caption consistent with the hedged asset or liability. In addition, the Bank reports as a component of other income in net gain (loss) on derivatives and hedging activities, the fair value changes of both the hedging instrument and the hedged item. The Bank records the amortization of upfront fees paid or received on interest rate swaps and cumulative fair value adjustments from terminated hedges in interest income or expense.
     If a hedging activity does not qualify for hedge accounting treatment, the Bank reports the hedging instrument’s components of interest income and expense, together with the effect of changes in fair value in other income; however, there is no corresponding fair value adjustment for the hedged asset or liability.
     As a result, accounting for derivatives and hedging activities affects the timing of income recognition and the effect of certain hedging transactions are spread throughout the income statement in net interest income and other income.
     The following tables categorize the earnings impact of our hedging activities by product for the years ended December 31, 2005, 2004, and 2003 (dollars in millions):

Twelve months ended		Mortgage		Consolidated
December 31, 2005	Advances	Assets	Investments	Obligations	Total
Net Interest Income

Interest component	$(100.3)	$(4.6)	$(1.1)	$(12.0)	$(118.0)
Amortization/accretion	(1.7)	(2.9)	—	(25.9)	(30.5)

Total net interest income	(102.0)	(7.5)	(1.1)	(37.9)	(148.5)

Other Income – Net gains on derivatives and hedging activities

Hedge ineffectiveness	1.8	—	—	4.2	6.0
Economic hedges	8.5	24.4	—	—	32.9

Total net gain on derivatives and hedging activities	10.3	24.4	—	4.2	38.9

Total Earnings Impact	$(91.7)	$16.9	$(1.1)	$(33.7)	$(109.6)

Twelve months ended		Mortgage		Consolidated
December 31, 2004	Advances	Assets	Investments	Obligations	Total
Net Interest Income

Interest component	$(271.0)	$(15.8)	$(25.8)	$371.6	$59.0
Amortization/accretion	(2.1)	(3.9)	—	10.1	4.1

Total net interest income	(273.1)	(19.7)	(25.8)	381.7	63.1

Other Income — Net realized and unrealized gains (losses) on derivatives and hedging activities

Hedge ineffectiveness	2.0	—	—	1.2	3.2
Economic hedges	(3.8)	(349.9)	(0.7)	(1.2)	(355.6)

Total net gain (loss) on derivatives and hedging activities	(1.8)	(349.9)	(0.7)	—	(352.4)

Total Earnings Impact	$(274.9)	$(369.6)	$(26.5)	$381.7	$(289.3)

Twelve months ended		Mortgage		Consolidated
December 31, 2003	Advances	Assets	Investments	Obligations	Total
Net Interest Income

Interest component	$(316.8)	$(12.2)	$(22.0)	$389.1	$38.1
Amortization/accretion	(2.2)	(0.8)	—	46.9	43.9

Total net interest income	(319.0)	(13.0)	(22.0)	436.0	82.0

Other Income — Net realized and unrealized gains (losses) on derivatives and hedging activities

Hedge ineffectiveness	1.8	—	—	(10.9)	(9.1)
Economic hedges	(6.0)	(88.3)	(1.2)	10.0	(85.5)

Total net loss on derivatives and hedging activities	(4.2)	(88.3)	(1.2)	(0.9)	(94.6)

Total Earnings Impact	$(323.2)	$(101.3)	$(23.2)	$435.1	$(12.6)

     Interest Component–The interest component in net interest income generally relates to interest rate swaps. Our primary hedging strategies are to change fixed interest rates into variable interest rates. As the interest rate environment changes over time, the variable interest rates on the interest rate swaps will change. Because the purpose of the hedging activity is to protect net interest income against changes in interest rates, the absolute increase or decrease of interest income from interest-earning assets or interest expense from interest-bearing liabilities is not as important as the relationship of the hedging activities to overall net interest income. The effect of hedging activities varies from period to period depending on interest rate movements and the amount of the Bank’s hedging activities.

     Amortization/accretion–The effect of hedging on amortization and accretion varies from period to period depending on the Bank’s activities, such as terminating certain consolidated obligation and mortgage asset economic hedge relationships to manage our risk profile, and the amount of upfront fees received or paid on derivative hedges.
     Consolidated obligation amortization/accretion income decreased in 2005 and 2004 primarily because we recognized more income in 2004 and 2003 from basis adjustments on terminated hedge relationships.
     Hedge Ineffectiveness–Hedge ineffectiveness occurs when changes in fair value of the derivative and related hedged item do not perfectly offset each other. Hedge ineffectiveness gains and losses during 2005, 2004, and 2003 were primarily due to consolidated obligation hedge relationships.
     Economic Hedges– Economic hedges are primarily used to manage prepayment and interest rate cap risks in our mortgage loan portfolio and to manage basis risk between our assets and liabilities. Economic hedges do not qualify for hedge accounting and as a result the Bank records a gain or loss on the hedging instrument without recording the corresponding loss or gain on the hedged item. In addition, the interest accruals on the hedging instrument are recorded as a component of other income instead of a component of net interest income. See additional discussion in “Net Income” at page 89.
     Other Expenses
     The following table shows the components of other expenses for the three years ended December 31, 2005, 2004, and 2003 (dollars in millions):

	2005	2004	2003
Salaries and employee benefits	$20.3	$17.3	$14.7
Occupancy cost	0.7	0.8	0.9
Other operating expenses	15.3	10.7	8.0

Total operating expenses	36.3	28.8	23.6

Finance Board	1.7	1.3	1.2
Office of Finance	1.0	1.0	1.0

Total other expense	$39.0	$31.1	$25.8

     Salaries and employee benefits increased $3.0 million in 2005 compared with 2004 and $2.8 million in 2004 compared with 2003. The increases reflect higher expenses for
•	making staff additions.

•	funding our portion of the Pentegra Defined Benefit Plan for Financial Institutions (Pentegra Defined Benefit Plan).

•	increasing market costs associated with salaries and employee benefits.
     Other operating expenses increased $4.6 million in 2005 compared with those in 2004 and $2.7 million in 2004 compared with those in 2003. Approximately $0.8 million of the 2005 increase relates to accounting and legal fees related to our restatement and registration of a class of equity securities with the SEC as required by the Finance Board and approximately $2.7 million of the increase relates to costs incurred for the internal review conducted by the Bank’s Board of Directors. We expect that our operating expenses will continue to increase during 2006 due to additional costs associated with these initiatives.
Statements of Condition
March 31, 2006 and December 31, 2005 and 2004
     Advances
     At March 31, 2006, the book value of advances totaled $22.0 billion or 1.2 percent less than the December 31, 2005 book value of $22.3 billion. This decrease was primarily attributed to a decrease in simple fixed rate advances of $0.3 billion and a decrease in fair value hedging adjustments of $0.1 billion. These impacts were offset by an increase in putable advances of $0.1 billion. At December 31, 2005 the book value of advances was approximately 18.0 percent less than the December 31, 2004 book value of $27.2 billion. The decrease between 2005 and 2004 of $4.9 billion was primarily attributed to a decrease in our variable rate putable advances of $4.8 billion. During May and June 2004, we refinanced approximately $4.4 billion of convertible advances to Wells Fargo at an advance rate of 1 Month LIBOR less 6 basis points with a three month call. Wells Fargo repaid these advances in 2005 and did not replace the funding.
     We expect our advance portfolio to increase slightly in 2006. We continue to focus our marketing efforts on life insurance companies and growth opportunities with existing members. We believe life insurance companies provide the largest potential for new business opportunities. Our advance growth could be affected by continued consolidation in the financial services industry. If we were to experience a prolonged reduction in advance demand, our future earnings would likely be affected.
     Members are required to purchase and maintain capital stock to support all outstanding advances. Changes in advances are accompanied by changes in capital stock, unless the member already owns excess activity-based stock. We historically have been able to access capital markets on a daily basis and any change in advances is not likely to have a material impact on our liquidity. Changes in outstanding advances will generally change our net interest income.

     The composition of our advances based on remaining term to scheduled maturity at March 31, 2006, December 31, 2005, and December 31, 2004 was as follows (dollars in millions):

	March 31,		December 31,
	2006		2005		2004
		Percent of		Percent of		Percent of
	Amount	Total	Amount	Total	Amount	Total
Simple fixed rate advances
Overdrawn demand deposit accounts	$1	—%	$—	—%	$—	—%
One month or less	2,485	11.3	2,882	12.9	3,249	12.1
Over one month through one year	2,711	12.3	2,262	10.2	2,638	9.9
Greater than one year	5,347	24.2	5,663	25.5	5,290	19.7

	10,544	47.8	10,807	48.6	11,177	41.7
Simple variable rate advances
One month or less	27	0.1	19	0.1	25	0.1
Over one month through one year	512	2.3	513	2.3	355	1.3
Greater than one year	3,578	16.2	3,576	16.1	3,405	12.7

	4.117	18.6	4,108	18.5	3,785	14.1

Callable advances – fixed rate	302	1.4	318	1.4	299	1.1
Putable advances
Fixed rate	5,759	26.1	5,627	25.3	5,498	20.5
Variable rate	—	—	—	—	4,800	17.9
Community investment advances
Fixed rate	1,078	4.9	1,083	4.9	947	3.5
Variable rate	49	0.2	48	0.2	37	0.1
Callable – fixed rate	84	0.4	96	0.4	94	0.4
Putable – fixed rate	145	0.6	143	0.7	191	0.7

Total par value	22,078	100.0%	22,230	100.0%	26,828	100.0%

Premiums	—		—		1
Hedging fair value adjustments
Cumulative fair value gain	(63)		44		334
Basis adjustments from terminated hedges	9		9		12

Total advances	$22,024		$22,283		$27,175

     Substantially all of the cumulative fair value gains on advances are offset by the net estimated fair value losses on the related derivative contracts. See additional discussion regarding our derivative contracts in the “Derivatives” section on page 153.

     The following tables show advance balances for our five largest member borrowers at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in millions):

			March 31,	Percent of
			2006	Total
Name	City	State	Advances[1]	Advances
Transamerica Occidental Life Insurance Company[2]	Cedar Rapids	IA	$1,600	7.2%
Transamerica Life Insurance Company[2]	Cedar Rapids	IA	1,300	5.9
AmerUs Life Insurance Company	Des Moines	IA	998	4.5
TCF National Bank	Minneapolis	MN	731	3.3
Bank Midwest, N.A.	Kansas City	MO	700	3.2

			5,329	24.1

Housing associates			4	—
All others			16,745	75.9

Total advances (at par value)			$22,078	100.0%

[1]	Amounts represent par value before considering unamortized commitment fees, premiums and discounts, and hedging fair value adjustments.

[2]	Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company are affiliates.

			December	Percent of
			31, 2005	Total
Name	City	State	Advances[1]	Advances
Transamerica Occidental Life Insurance Company[2]	Cedar Rapids	IA	$1,600	7.2%
Transamerica Life Insurance Company[2]	Cedar Rapids	IA	1,300	5.8
AmerUs Life Insurance Company	Des Moines	IA	998	4.5
TCF National Bank	Minneapolis	MN	981	4.4
Bank Midwest, N.A.	Kansas City	MO	702	3.2

			5,581	25.1

Housing associates			5	—
All others			16,644	74.9

Total advances (at par value)			$22,230	100.0%

[1]	Amounts represent par value before considering unamortized commitment fees, premiums and discounts, and hedging fair value adjustments.

[2]	Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company are affiliates.

			December	Percent of
			31, 2004	Total
Name	City	State	Advances[1]	Advances
Wells Fargo Bank, N.A.	Sioux Falls	SD	$5,000	18.6%
TCF National Bank	Minneapolis	MN	1,472	5.5
Transamerica Life Insurance Company[2]	Cedar Rapids	IA	1,300	4.9
Transamerica Occidental Life Insurance Company[2]	Cedar Rapids	IA	1,100	4.1
AmerUs Life Insurance Company	Des Moines	IA	973	3.6

			9,845	36.7

Housing associates			6	—
All others			16,977	63.3

Total advances (at par value)			$26,828	100.0%

[1]	Amounts represent par value before considering unamortized commitment fees, premiums and discounts, and hedging fair value adjustments.

[2]	Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company are affiliates.

     Mortgage Loans
     The following table shows information at March 31, 2006, December 31, 2005, and December 31, 2004 on mortgage loans held for portfolio (dollars in millions):

	March 31,	December 31,
	2006	2005	2004
Single family mortgages
Fixed rate conventional loans
Contractual maturity less than or equal to 15 years	$3,252	$3,350	$3,868
Contractual maturity greater than 15 years	8,853	9,025	10,419

Subtotal	12,105	12,375	14,287

Fixed rate government-insured loans
Contractual maturity less than or equal to 15 years	4	4	5
Contractual maturity greater than 15 years	586	619	876

Subtotal	590	623	881

Total par value	12,695	12,998	15,168

Premiums	128	133	146
Discounts	(120)	(124)	(134)
Hedging fair value adjustments
Basis adjustments from terminated hedges	11	12	14
Allowance for credit losses	(1)	(1)	(1)

Total mortgage loans held for portfolio, net	$12,713	$13,018	$15,193

     Mortgage loans decreased $0.3 billion at March 31, 2006 as we purchased $0.1 billion of loans through the MPF program and received principal repayments of $0.4 billion in the first three months of 2006. In the first three months of 2005, we purchased $0.1 billion of loans and received principal repayments of $0.6 billion. The annualized weighted average pay-down rate for mortgage loans in the first three months of 2006 was approximately 12 percent compared with approximately 15 percent in the first three months of 2005.
     Mortgage loans decreased $2.2 billion at December 31, 2005 as we purchased $0.4 billion of loans through the MPF program and received principal repayments of $2.6 billion. In 2004, we purchased $1.8 billion of loans and received principal repayments of $2.7 billion. The annualized weighted average pay-down rate for mortgage loans in 2005 was approximately 17 percent compared with approximately 16 percent in 2004.

     Members are required to purchase and maintain capital stock to support outstanding mortgage loans. Changes in mortgage loans are accompanied by changes in capital stock, unless the member already owns excess activity-based stock. Beginning July 1, 2003, we have required members to maintain activity-based capital stock amounting to 4.45 percent of outstanding acquired member assets. Acquired member assets purchased before July 1, 2003 were subject to the capital requirements specified in the contracts in effect at the time the assets were purchased. At March 31, 2006, mortgage loan activity stock as a percentage of the mortgage portfolio was 4.37 percent at March 31, 2006 and December 31, 2005 compared with 4.36 percent at December 31, 2004.
     Mortgage loans acquired from members have historically been concentrated with Superior. At March 31, 2006, December 31, 2005, and December  31, 2004 we held mortgage loans acquired from Superior amounting to $11.1 billion, $11.5 billion, and $13.8 billion, respectively. At March 31, 2006, December 31, 2005, and December 31, 2004, these loans represented 88 percent, 88 percent, and 91 percent of total mortgage loans at par value. The following table shows our loan purchases for the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004, and 2003 (dollars in millions):

	Three Months Ended		Years Ended
	March 31,		December 31,
	2006	2005	2005	2004	2003
Superior	$—	$—	$—	$1,266	$13,205
All other members	87	111	466	583	750

Total	$87	$111	$466	$1,849	$13,955

Superior purchases as a percent of the total	0%	0%	0%	68%	95%

     Superior did not deliver any whole mortgages in the first three months of 2006 or throughout 2005 and we expect Superior will continue to limit its delivery of whole mortgages to the Bank for the foreseeable future. Superior’s decision could have a material impact on the size of the Bank’s mortgage portfolio in future periods, but will not impact loans previously sold to the Bank. In the near term, we do not expect a material impact on our results of operations. To the extent that new production does not replace current and expected mortgage loan portfolio runoff, we would experience declines in mortgage loan balances and supporting activity-based capital stock. Declines in these balances would likely reduce net interest income.

     The FHLBank of Chicago participates in portions of mortgage loans purchased by the Bank from the Bank’s participating members. The following table shows the participations for the three months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004, and 2003 (dollars in millions):

	Three Months Ended		Years Ended
	March 31,		December 31,
	2006	2005	2005	2004	2003
Des Moines purchases	$87	$111	$466	$1,849	$13,955
Chicago participations	—	2	5	72	3,596

Total	$87	$113	$471	$1,921	$17,551

Chicago participations as a percent of the total	0%	2%	1%	4%	20%

     The FHLBank of Chicago participations began to decrease in the first quarter of 2004 as we began paying a monthly service fee to the FHLBank of Chicago, in lieu of participations, for transaction processing of new loan purchases. Through the end of 2003, in lieu of paying service fees for transaction processing services performed by the FHLBank of Chicago, the FHLBank of Chicago participated in portions of residential mortgage loans purchased from our participating members. See additional discussion at “Investment and Services Agreement with the Federal Home Loan Bank of Chicago” on page 21.

     Investments
     The following table shows the book value of investments at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in millions):

	March 31,		December 31,
	2006		2005		2004
		Percent of		Percent of		Percent of
	Amount	Total	Amount	Total	Amount	Total
Short-term investments
Interest-bearing deposits	$578	6.2%	$700	6.8%	$219	3.4%
Securities purchased under agreements to resell	305	3.3	305	3.0	305	4.7
Federal funds sold	2,675	28.6	2,985	29.2	575	8.9
Commercial paper	69	0.7	747	7.3	480	7.4
Government-sponsored enterprise obligations	547	5.9	550	5.4	1,020	15.8

	4,174	44.7	5,287	51.7	2,599	40.2
Mortgage-backed securities
Government-sponsored enterprises	4,831	51.7	4,562	44.6	3,098	47.9
U.S. government agency- guaranteed	108	1.2	116	1.1	163	2.5
MPF shared funding	67	0.7	69	0.7	91	1.4
Other	152	1.6	178	1.7	350	5.4

	5,158	55.2	4,925	48.1	3,702	57.2

Other FHLBank consolidated obligations	—	—	—	—	146	2.3
State or local housing agency obligations	6	—	7	0.1	10	0.2
Other	8	0.1	8	0.1	8	0.1

Total investments	$9,346	100.0%	$10,227	100.0%	$6,465	100.0%

Investments as a percent of total assets		21.1%		22.4%		13.2%

     Investment balances decreased approximately 8.6 percent at March 31, 2006 compared with December 31, 2005. The decrease was primarily due to decreased short-term investments partially offset by net purchases of government-sponsored enterprise mortgage-backed securities outpacing the pay-downs of other mortgage-backed securities. The level of short-term investments will vary according to changes in other asset classes, levels of capital, and management of our capital-to-asset ratio. The annualized weighted average pay-down rate for mortgage-backed securities in the first three months of 2006 was approximately 19 percent compared with approximately 17 percent in the same period of 2005. Pay-downs were offset by the purchase of $0.5 billion of government-sponsored enterprise mortgage-backed securities in the first three months of 2006.

     Investment balances increased approximately 58.2 percent in 2005. The increase was primarily due to (1) increased short-term investments and (2) net purchases of government-sponsored enterprise mortgage-backed securities outpacing the pay-downs of other mortgage-backed securities. The annualized weighted average pay-down rate for mortgage-backed securities in 2005 was approximately 21 percent compared with approximately 23 percent in 2004. Pay-downs were offset by the purchase of $2.7 billion of government-sponsored enterprise mortgage-backed securities in 2005.
     As previously discussed, during the period of management transition and operational and strategic review we are undergoing, it is the intention of the Board of Directors that we operate in a manner that does not involve any significant increases in the risks to which the Bank is exposed, including any significant increases in our market risk profile. The Bank normally maintains investments (i.e., MBS securities) in addition to assets generated by activities with members; however, we have recently determined to limit all investments in securities to those with a maturity of one year or less, which will result in most investments being directed to overnight investments in 2006.
     Consolidated Obligations
     Consolidated obligations are the primary source of funds to support our advances, mortgage loans, and investments. We make significant use of derivatives to restructure interest rates on consolidated obligations to better match our funding needs and to reduce funding costs. At March 31, 2006, consolidated obligations issued on the Bank’s behalf totaled $39.9 billion compared with $41.2 billion at December 31, 2005 and $44.5 billion at December 31, 2004. Consolidated obligations decreased primarily in response to the decreases in mortgage loans and advances during the first three months of 2006 and throughout 2005.
     Discount Notes–The following table shows the Bank’s participation in consolidated discount notes, all of which are due within one year, at December 31, 2005 and 2004 (dollars in millions):

	March 31,	December 31,
	2006	2005	2004
Par value	$4,770	$4,074	$5,027
Discounts	(9)	(7)	(18)
Hedging cumulative fair value gain	—	—	(1)

Total discount notes	$4,761	$4,067	$5,008

     Bonds–The following table shows the Bank’s participation in consolidated bonds based on remaining term to maturity at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in millions):

	March 31,	December 31,
Year of Maturity	2006	2005	2004
Due in one year or less	$9,309	$9,615	$11,445
Due after one year through two years	5,563	5,961	9,508
Due after two years through three years	3,824	4,905	5,420
Due after three years through four years	3,630	3,222	3,090
Due after four years through five years	1,818	2,254	2,947
Thereafter	8,257	8,317	7,359
Index amortizing notes	3,279	3,379	—

Total par value	35,680	37,653	39,769

Premiums	28	31	40
Discounts	(21)	(22)	(17)
Hedging fair value adjustments
Cumulative fair value gain	(403)	(350)	(219)
Basis adjustments from terminated hedges	(164)	(182)	(88)

Total bonds	$35,120	$37,130	$39,485

     See additional discussion regarding our derivative contracts in the “Derivatives” section on page 153.
     Bonds outstanding included the following at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in millions):

	March 31,	December 31,
	2006	2005	2004
Par amount of bonds
Noncallable or nonputable	$22,338	$23,380	$22,202
Callable	13,342	14,273	17,567

Total par value	$35,680	$37,653	$39,769

     Deposits
     The following table shows our deposits by product type at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in millions):

	March 31,		December 31,
	2006		2005		2004
		Percent of		Percent of		Percent of
	Amount	Total	Amount	Total	Amount	Total
Interest-bearing
Overnight	$607	75.0%	$662	76.5%	$512	63.6%
Demand	170	21.0	154	17.8	194	24.1
Term	7	0.9	11	1.3	74	9.2

Total interest-bearing	784	96.9	827	95.6	780	96.9

Noninterest bearing	25	3.1	38	4.4	25	3.1

Total deposits	$809	100.0%	$865	100.0%	$805	100.0%

     The level of deposits will vary based on member alternatives for short-term investments and timing of Bank transactions with nonmember counterparties.
     Capital
     At March 31, 2006 and December 31, 2005, total capital (including capital stock, retained earnings, and accumulated other comprehensive income) was $2.3 billion compared with $2.4 billion at December 31, 2004. The primary factor contributing to the decline in 2005 was a reduction in activity-based capital stock resulting from decreased mortgage loan and advance activity.

Liquidity and Capital Resources
     Our liquidity and capital positions are actively managed in an effort to preserve stable, reliable, and cost-effective sources of cash to meet all current and future normal operating financial commitments, regulatory liquidity and capital requirements, and any unforeseen liquidity crisis. To achieve these objectives, we establish liquidity and capital management requirements and maintain liquidity and capital in accordance with Finance Board regulations and our own policies. We are not aware of any conditions that will result in unplanned uses of liquidity or capital in the future. Accordingly, we believe our sources of liquidity and capital will cover future liquidity and capital resource requirements.
Liquidity
     Sources of Liquidity
     The Bank’s primary source of liquidity is proceeds from the issuance of consolidated obligations (discount notes and bonds) in the capital markets. Because of the FHLBanks’ credit quality, efficiency, and standing in the markets, the FHLBanks have historically had ready access to funding.
     During the first three months of 2006, we received proceeds from the issuance of short-term consolidated discount notes of $166.6 billion and proceeds from the issuance of intermediate- to long-term consolidated bonds of $0.5 billion. During the first three months of 2005, we received proceeds from the issuance of short-term consolidated discount notes of $105.0 billion and proceeds from the issuance of intermediate- to long-term consolidated bonds of $3.0 billion. During 2005, we received proceeds from the issuance of short-term consolidated discount notes of $532.1 billion and proceeds from the issuance of intermediate- to long-term consolidated bonds of $10.6 billion. During 2004, we received proceeds from the issuance of short-term consolidated discount notes of $293.7 billion and proceeds from the issuance of intermediate- to long-term consolidated bonds of $20.8 billion. Short-term consolidated discount note issuances increased during the first three months of 2006 and throughout 2005 due to our members shifting their advances to those with short-term maturities given the interest rate environment. We generally fund short-term advances with discount notes. Members also increased their volume of advance activities in 2005 compared with 2004. Intermediate- to long-term consolidated obligation issuances were generally higher during 2004 when compared to 2005 and the first quarter of 2006 due to a greater amount of consolidated obligations being called and reissued. As interest rates have increased, calls and subsequent reissues on consolidated obligations declined. Additionally, as members have shifted their advances to those with short-term maturities during the first quarter of 2006 and 2005, our need for intermediate-to-long-term funding has decreased.

     Although we are primarily liable for our portion of consolidated obligations (i.e. those issued on our behalf), we are also jointly and severally liable with the other 11 FHLBanks for the payment of principal and interest on all consolidated obligations of each of the FHLBanks. The joint and several obligation is discussed in greater detail in “Consolidated Obligations” on page 30. The par amounts of outstanding consolidated obligations issued on behalf of other FHLBanks for which the Bank is jointly and severally liable were approximately $895.4 billion, $895.7 billion, and $824.4 billion at March 31, 2006, December 31, 2005, and December 31, 2004.
     Consolidated obligations of the FHLBanks are rated Aaa/P-1 by Moody’s and AAA/A-1+ by Standard & Poor’s. These ratings measure the likelihood of timely payment of principal and interest on the consolidated obligations. Our ability to raise funds in the capital markets can be affected by these credit ratings.
     In May 2006, Moody’s reaffirmed the Bank’s individual rating of Aaa on long-term deposits and the Bank’s rating of “Prime-1” on short-term deposits. Ratings reflect the view of the applicable rating agency at the time the rating is issued and any explanation of the significance of a rating may be obtained only from the rating agency itself.
     In April 2006, Standard & Poor’s placed the Bank’s individual AAA counterparty rating on credit watch with negative implications. Standard & Poor’s cited uncertainties created by the senior management changes previously discussed as well as prospects of diminished business in a slowing mortgage finance market as the cause for the credit watch placement. The report also cited higher interest rate risk exposure from the growth of the Bank’s mortgage loans as a critical change in its credit profile.
     As previously discussed, the Board of Directors recently elected Richard S. Swanson as President and Chief Executive Officer and is currently conducting a search for a permanent Chief Financial Officer. During this period of management transition and operational and strategic review, we have been operating under significant supervisory oversight by the Finance Board. Additionally, we are currently operating in a manner that is intended not to involve any significant increases in the risks to which we are exposed, including any significant increases in our market risk profile, and have limited all investments in securities to those with a maturity of one year or less. We are also currently engaged in a process of enhancing our measurement and controls over market risks to which we are exposed particularly with respect to our mortgage and mortgage-backed securities portfolios. Management believes that the mortgage loan program is important to serving our members’ housing finance and mission related needs and we believe we have built our infrastructure to manage the risks of this program effectively. Standard & Poor’s action to place the Bank’s individual counterparty rating on credit watch did not affect the AAA senior credit rating of consolidated bonds and discount notes issued jointly by the 12 FHLBanks. Accordingly, we have not experienced and do not expect a negative impact on our ability to raise funds in the capital markets.

     Our access to funds in the capital markets may be affected by rating agency changes to the other 11 FHLBanks. Following are the rating changes that have occurred to the other FHLBanks since January 1, 2004:
•	In July 2004, Standard & Poor’s downgraded the long-term counterparty credit rating of the FHLBank of Chicago from AAA to AA+, and reaffirmed the FHLBank of Chicago’s negative individual counterparty credit rating outlook. In December 2004, Standard & Poor’s downgraded the long-term counterparty credit rating of the FHLBank of Seattle from AAA to AA+ and revised the FHLBank of Seattle’s individual counterparty credit rating outlook to stable from negative.

•	In April 2005, Standard & Poor’s revised the individual counterparty credit rating of the FHLBank of Atlanta back to stable from negative. Also in April 2005, Standard & Poor’s revised the individual counterparty credit rating outlook of the FHLBank of Seattle to negative from stable.

•	In August 2005, Standard & Poor’s revised the individual counterparty credit rating outlook of the Federal Home Loan Bank of Dallas (FHLBank Dallas) from stable to negative.
     Our access to funds in the capital markets may be affected by perceived political and regulatory risks to investors. The FHLBanks have received negative publicity due to supervisory actions taken by the Finance Board in the form of written agreements between the Finance Board and the FHLBank of Chicago and the FHLBank of Seattle, the delay in the registration of a class of equity securities with the SEC by ten of the FHLBanks, and the earnings restatements for several FHLBanks. Other government-sponsored enterprises received negative press due to the earnings restatements from Freddie Mac and Fannie Mae. In addition, there is legislation pending in Congress that would change the regulatory structure for all government-sponsored housing enterprises (see “Proposed Changes to Government-Sponsored Enterprise Regulation” on page 136).
     Such negative publicity has not adversely affected our cost of funds for significant amounts of time. We believe that other factors, such as supply and demand of government-sponsored enterprise debt obligations and other market conditions, have had a much greater impact on our cost of funds. Management believes the inherent strength of the FHLBanks’ joint and several obligation to pay the principal of and interest on the consolidated obligations, and the combined strength of the FHLBanks, has lessened investor reaction to the recent adverse publicity surrounding certain individual FHLBanks. We do not believe the FHLBanks have suffered a material adverse impact on their ability to issue consolidated obligations due to this negative publicity. We cannot, however, predict the effect of further changes in these risks on our ability to raise funds in the marketplace.

     Other sources of liquidity include cash, short-term investments, payments collected on advances and mortgage loans, fees received on interest rate swaps, proceeds from the issuance of capital stock, member deposits, Federal funds purchased, other FHLBank borrowings, securities sold under agreements to repurchase, and current period earnings. Additionally, in the event of significant market disruptions or local disasters, the Bank President or his designee is authorized to establish interim borrowing relationships with other FHLBanks and the Federal Reserve if funds are made available to the FHLBanks during a time of crisis. To provide further access to funding, the FHLBank Act authorizes the Secretary of the Treasury to purchase consolidated obligations from all FHLBanks up to an aggregate principal amount of $4.0 billion. This type of funding was not accessed during the first quarter of 2006 or all of 2005 or 2004. No borrowing relationships with other FHLBanks, the Federal Reserve, or the U.S. Treasury are currently in place. We do not have any further off-balance sheet sources of liquidity.
     We had cash and short-term investments with a book value of $4.2 billion at March  31, 2006 compared with $5.3 billion at December 31, 2005 and $2.6 billion at December 31, 2004. We manage the level of cash and short- term investments according to changes in other asset classes, levels of capital, and capital-to-asset ratio targets. We adjust cash and short-term investments to maintain our targeted capital-to-asset ratio and to manage excess funds. Additionally, our holdings in government-sponsored enterprise discount notes have increased in the first quarter of 2006 and all of 2005 to collateralize certain repurchase positions.
     Uses of Liquidity
     Our primary use of liquidity is the repayment of consolidated obligations. In the first quarter of 2006, we made payments for maturing short-term consolidated discount notes of $165.9 billion and payments for maturing and retiring intermediate- to long-term consolidated bonds of $2.4 billion. In the first quarter of 2005, we made payments for maturing short-term consolidated discount notes of $105.4 billion and payments for maturing and retiring intermediate- to long-term consolidated bonds of $3.3 billion. In 2005, we made payments for maturing short-term consolidated discount notes of $533.0 billion and payments for maturing and retiring intermediate- to long-term consolidated bonds of $12.7 billion. In 2004, we made payments for maturing short-term consolidated discount notes of $294.2 billion and payments for maturing and retiring intermediate- to long-term consolidated bonds of $16.0 billion. Changes in payments made on consolidated obligations between the first quarters of 2006 and 2005 and the years 2005 and 2004 are proportional to the changes in issuances of consolidated obligations for the same periods.
     Other uses of liquidity include issuance of advances, purchases of mortgage loans and investments, fees paid on interest rate swaps hedging mortgage loans, repayment of member deposits, redemption or repurchase of capital stock, and payment of dividends.

     In conjunction with the occupancy of our new headquarters we have incurred capital expenditures of approximately $0.8 million through March 31, 2006 and we expect additional capital expenditures of approximately $5.2 million in the remainder of 2006 for leasehold improvements and the purchase of furniture and equipment. We intend to fund these purchases with cash flows from operations.
     Interest and Principal Payments on Consolidated Obligations
     In September 2004, the Federal Reserve Board announced that it had revised its Policy Statement on Payments System Risk concerning interest and principal payments on securities issued by government-sponsored enterprises and certain international organizations. This policy is discussed in “Legislative and Regulatory Developments” on page 136.
     On June 23, 2006, the 12 FHLBanks and the Office of Finance entered into the Federal Home Loan Banks P&I Funding and Contingency Plan Agreement in response to the revised policy. The Office of Finance funds principal and interest payments on the FHLBanks’ consolidated obligations through its account at the Federal Reserve Bank of New York. Beginning July 20, 2006, the Office of Finance will be required to fund these principal and interest payments by 4:00 p.m. Eastern Time, which will require the FHLBanks to send funds for principal and interest payments to the Office of Finance prior to 4:00 p.m. Eastern Time. The FHLBanks and the Office of Finance entered into the agreement to facilitate timely funding by the FHLBanks of the principal and interest payments under their respective consolidated obligations, as made through the Office of Finance, in accordance with the revised policy.
     Under the agreement, in the event that one or more FHLBanks does not fund its principal and interest payments under a consolidated obligation by deadlines agreed upon by the FHLBanks and the Office of Finance (for purposes of the agreement, a “Delinquent Bank”), the non-Delinquent Banks will be obligated to fund any shortfall in funding to the extent that any of the non-Delinquent Banks has a net positive settlement balance (i.e., the amount by which end-of-day proceeds received by such non-Delinquent Bank from the sale of consolidated obligations on one day exceeds payments by such non-Delinquent Bank on consolidated obligations on the same day) in its account with the Office of Finance on the day the shortfall occurs. An FHLBank that funds the shortfall of a Delinquent Bank is referred to in the agreement as a “Contingency Bank.” The non-Delinquent Banks would fund the shortfall of the Delinquent Bank sequentially in accordance with an agreed-upon funding matrix as provided in the agreement. Additionally, a non-Delinquent Bank could choose to voluntarily fund any shortfall not funded on a mandatory basis by another non-Delinquent Bank. To fund the shortfall of a Delinquent Bank, the Office of Finance will issue to the Contingency Bank on behalf of the Delinquent Bank a consolidated obligation with a maturity of one business day in the amount of the shortfall funded by the Contingency Bank (a “Plan Consolidated Obligation”).

     On the day that a Plan Consolidated Obligation is issued, each non-Delinquent Bank (other than the Contingency Bank that purchased the Plan Consolidated Obligation) becomes obligated to purchase a pro rata share of the Plan Consolidated Obligation from the Contingency Bank (each such non-Delinquent Bank being a “Reallocation Bank”). The pro rata share for each Reallocation Bank will be calculated based upon the aggregate amount of outstanding consolidated obligations for which each Reallocation Bank and the Contingency Bank were primarily liable as of the preceding month-end. Settlement of the purchase by the Reallocation Banks of their pro rata shares of the Plan Consolidated Obligation will occur on the second business day following the date on which the Plan Consolidated Obligation was issued only if the Plan Consolidated Obligation is not repaid on the first business day following its issuance, either by the Delinquent Bank or by another FHLBank.
     Plan Consolidated Obligations will bear interest calculated on an actual/360 basis at a rate equal to (i) the overnight fed funds quote obtained by the Office of Finance or (ii) the actual cost if the Contingency Bank purchases funds in the open market for delivery to the Office of Finance. Additionally, a Delinquent Bank will be required to pay additional interest on the amount of any Plan Consolidated Obligation based on the number of times that an FHLBank has been a Delinquent Bank. The additional interest is 500 basis points per annum for the first delinquency, 750 basis points per annum for the second delinquency, and 1,000 basis points per annum for subsequent delinquencies. The first 100 basis points of additional interest will be paid to the Contingency Banks that purchased the Plan Consolidated Obligation. Additional interest in excess of 100 basis points will be paid to the non-Delinquent Banks in equal shares.
     The initial term of the agreement commences on July 20, 2006, the date that the revised Policy Statement on Payments System Risk goes into effect for government-sponsored enterprises, and ends on December 31, 2008 (the “Initial Term”). The agreement will then automatically renew for successive three-year terms (each a “Renewal Term”) unless at least one year prior to the end of the Initial Term or any Renewal Term at least one-third of the FHLBanks give notice to the other FHLBanks and the Office of Finance of their intention to terminate the agreement at the end of such Initial Term or Renewal Term. The notice must include an explanation from those FHLBanks of their reasons for taking such action. Under the terms of the agreement, the FHLBanks and the Office of Finance have agreed to endeavor in good faith to address any such reasons by amending the agreement so that all FHLBanks and the Office of Finance agree that the agreement, as amended, will remain in effect.
     As a result of the upcoming change in the Federal Reserve Board policy, on December 14, 2005, the Finance Board approved a waiver requested by the Office of Finance to allow the direct placement by an FHLBank of consolidated obligations with another FHLBank in those instances when direct placement of consolidated obligations is necessary to ensure that sufficient funds are available to timely pay all principal and interest on FHLBank System consolidated obligations due on a particular day. In connection with this waiver, which became effective on July 1, 2006, the Finance Board imposed a requirement that the interest rate to be paid on any consolidated obligation issued under such circumstances must be at least 500 basis points above the then current federal funds rate.

     Liquidity Requirements
     Regulatory Requirements—Finance Board regulations mandate the three liquidity requirements discussed below. Before declaring or paying any dividend, we must certify to the Finance Board that we will remain in compliance with the regulatory liquidity requirements.
     Finance Board regulations require that we maintain contingent liquidity sufficient to meet our liquidity needs which shall, at a minimum, cover five business days of inability to access the consolidated obligation debt markets. Contingent liquidity is defined as (1) marketable assets with a maturity of one year or less; (2) self-liquidating assets with a maturity of seven days or less; (3) assets that are generally accepted as collateral in the repurchase agreement market; and (4) irrevocable lines of credit from financial institutions rated not lower than the second highest credit rating category by an NRSRO. We have maintained sufficient contingent liquidity during the three months ended March 31, 2006 and during the years ended December 31, 2005 and 2004 to remain in compliance with this requirement.
     The following table shows our sources of contingent liquidity to support operations for five business days compared to our liquidity needs at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in billions):

	March 31,	December 31,
	2006	2005	2004
Unencumbered marketable assets maturing within one year	$3.6	$4.7	$2.1
Advances maturing in seven days or less	1.2	1.1	1.4
Unencumbered assets available for repurchase agreement borrowings	5.1	4.9	3.7

Total	$9.9	$10.7	$7.2

Liquidity needs for five business days	$3.7	$3.5	$2.4

     We also have the following potential sources of additional liquidity:
•	Liquidation of available-for-sale securities not used to secure repurchase agreements.

•	Unsecured borrowings through the Federal funds market.

•	Unsecured borrowings from other FHLBanks.

•	The Secretary of Treasury is authorized to purchase up to $4.0 billion of consolidated obligations from all FHLBanks.
     We have contingent liquidity procedures to ensure that we maintain adequate levels of overnight investments and unencumbered securities. For additional discussion see “Operational and Contingent Liquidity” on page 121.
     Finance Board regulations require us to have available at all times an amount greater than or equal to members’ current deposits invested in advances with maturities not to exceed five years, deposits in banks or trust companies, and obligations of the U.S. Treasury. The following table shows our compliance with this regulation at December 31, 2005 and 2004 (dollars in billions):

	March 31,	December 31,
	2006	2005	2004
Advances with maturities not exceeding five years	$15.9	$15.6	$19.5
Deposits in banks or trust companies	0.5	0.6	0.1

Total	$16.4	$16.2	$19.6

Deposits	$0.8	$0.9	$0.8

     Finance Board regulations also require us to maintain, in the aggregate, unpledged qualifying assets in an amount at least equal to the amount of our participation in the total consolidated obligations outstanding. Qualifying assets are described in “Consolidated Obligations” on page 30. The following table shows our compliance with this regulation at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in billions):

	March 31,	December 31,
	2006	2005	2004
Total qualifying assets	$44.2	$45.7	$49.0
Less: pledged assets	0.6	0.6	0.7

Total qualifying assets free of lien or pledge	$43.6	$45.1	$48.3

Consolidated obligations outstanding	$39.9	$41.2	$44.5

     Operational and Contingent Liquidity—Bank policy requires that we maintain additional liquidity for day-to-day operational and contingency needs. The policy requires that we maintain overnight investments of at least $250 million to fund new lending and additional cash needs. Overnight investments amounted to $2.3 billion at March 31, 2006, $2.9 billion at December 31, 2005, and $0.6 billion at December 31, 2004.
     For contingent liquidity, we maintain unencumbered (1) mortgage-backed securities that are guaranteed by the U.S. government or are issued by government-sponsored enterprises and/or (2) obligations of government-sponsored enterprises or other FHLBanks in an amount equal to at least 100 percent of the Bank’s regulatory capital (including capital stock classified as mandatorily redeemable) that can be used as collateral for repurchase agreements. The following table shows our unencumbered securities of the types noted above at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in billions):

		Percent of		Percent of		Percent of
	March 31,	Regulatory	December 31,	Regulatory	December 31,	Regulatory
	2006	Capital	2005	Capital	2004	Capital
Unencumbered mortgage- backed securities	$4.9	213%	$4.7	204%	$3.3	132%
Unencumbered obligations	—	—%	—	—%	0.6	24%

Total	$4.9	213%	$4.7	204%	$3.9	156%

Total regulatory capital	$2.3		$2.3		$2.5

     In the third quarter of 2004, we also began to monitor our contingent liquidity using a 90-day contingent liquidity measure to ensure that the Bank can meet its obligations in the event of a longer-term capital markets disruption. This measure calculates the adequacy of our liquidity position to meet our net funding requirements without access to the consolidated obligation debt market or to other unsecured borrowings for 90 days.
     On a daily basis, we evaluate our cash commitments and expected cash flows for the next 90 days to determine our projected liquidity position. Sources of liquidity include investment securities maturing within 90 days, securities eligible as collateral under repurchase agreement borrowings, maturing advances, and estimated principal prepayments on mortgage loans. Certain of these liquidity sources have been discounted for this calculation. Uses of liquidity include contractual principal payments on consolidated obligations, investment and bond call commitments, and member deposit outflows over the next 90 days. If a market or operational disruption occurred that prevented the issuance of new consolidated obligation bonds or discount notes through the capital markets for 90 days, we could meet our obligations by: (1) allowing short-term investments to mature; (2) using eligible securities as collateral for repurchase agreement borrowings; and (3) if necessary, allowing advances to mature without renewal.

     Since the third quarter of 2004, we have maintained at least 90 days of liquidity to enable the Bank to meet its obligations. The following table shows our sources of contingent liquidity to support operations for 90 days compared to our liquidity needs at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in billions):

	March 31,	December 31,
	2006	2005	2004
Unencumbered marketable assets maturing within 90 days	$3.6	$4.6	$1.5
Unencumbered assets available for repurchase agreement borrowings	4.4	4.2	3.6
Advances maturing in 90 days or less	2.8	3.0	3.0
Other	0.3	0.3	0.4

Total	$11.1	$12.1	$8.5

Liquidity needs for 90 days	$7.9	$6.7	$7.0

Capital
     We had 19.2 million shares of capital stock outstanding at March 31, 2006 compared with 19.3 million shares outstanding at December 31, 2005 and 22.3 million shares outstanding at December 31, 2004. We issued 1.6 million shares to members and repurchased 1.7 million shares from members during the first quarter of 2006. We issued 8.6 million shares to members and repurchased 11.2 million shares from members during 2005. We issued 7.6 million shares to members and repurchased 5.8 million shares from members during 2004. Approximately 80 percent of our capital stock outstanding at March 31, 2006, December 31, 2005, and December 31, 2004 was activity-based stock that fluctuates primarily with the outstanding balances of advances made to members and mortgage loans.

     The following tables present our five largest stockholders and their percentages of total capital stock outstanding (including capital stock classified as mandatorily redeemable) at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in millions):

				Percent of
			March 31,	Total regulatory
Name	City	State	2006	Capital Stock
Superior Guaranty Insurance Company[1]	Minneapolis	MN	$510	25.5%
Transamerica Occidental Life Insurance Company[2]	Cedar Rapids	IA	81	4.0
Transamerica Life Insurance Company[2]	Cedar Rapids	IA	68	3.4
AmerUs Life Insurance Company	Des Moines	IA	54	2.7
TCF National Bank	Minneapolis	MN	43	2.1

Total			$756	37.7%

Total regulatory capital stock			$2,001

[1]	Excludes 0.9 percent owned by Wells Fargo Bank, N.A., an affiliate of Superior Guaranty Insurance Company.

[2]	Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company are affiliates.

				Percent of
			December 31,	Total regulatory
Name	City	State	2005	Capital Stock
Superior Guaranty Insurance Company[1]	Minneapolis	MN	$525	26.0%
Transamerica Occidental Life Insurance Company[2]	Cedar Rapids	IA	81	4.0
Transamerica Life Insurance Company[2]	Cedar Rapids	IA	68	3.4
AmerUs Life Insurance Company	Des Moines	IA	55	2.7
TCF National Bank	Minneapolis	MN	54	2.7

Total			$783	38.8%

Total regulatory capital stock			$2,017

[1]	Excludes 1.0 percent owned by Wells Fargo Bank, N.A., an affiliate of Superior Guaranty Insurance Company.

[2]	Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company are affiliates.

				Percent of
			December 31,	Total regulatory
Name	City	State	2004	Capital Stock
Superior Guaranty Insurance Company[1]	Minneapolis	MN	$628	27.4%
Wells Fargo Bank, N.A.[1]	Sioux Falls	SD	233	10.2
TCF National Bank	Minneapolis	MN	76	3.3
Transamerica Life Insurance Company[2]	Cedar Rapids	IA	68	3.0
Transamerica Occidental Life Insurance Company [2]	Cedar Rapids	IA	59	2.5

Total			$1,064	46.4%

Total regulatory capital stock			$2,291

[1]	Superior Guaranty Insurance Company and Wells Fargo Bank, N.A. are affiliates. Both entities are referred to as Wells Fargo.

[2]	Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company are affiliates.
     Ownership of our capital stock is concentrated within the financial services industry. The Bank’s capital stock balances categorized by type of financial services company, as well as capital stock held by former members, are noted in the following table at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in millions):

	March 31,	December 31,
Institutional Entity	2006	2005	2004
Commercial Banks	$938	$941	$1,152
Insurance Companies	794	804	892
Savings and Loan Associations and Savings Banks	136	137	132
Credit Unions	70	71	56
Former Members	63	64	59

Total regulatory capital stock	$2,001	$2,017	$2,291

     Former members own capital stock to support business transactions still carried on the Bank’s statements of condition following their termination from membership. This stock is mandatorily redeemable. See further discussion in “Mandatorily Redeemable Capital Stock” on page 125.

     Our members are required to maintain a certain minimum capital stock investment in the Bank. The minimum investment requirements are designed so that we remain adequately capitalized as member activity changes. To ensure we remain adequately capitalized within ranges established in the capital plan, these requirements may be adjusted upward or downward by the Bank’s Board of Directors. Capital stock, including the ranges and current requirements, are discussed in detail in “Capital and Dividends” on page 36 and “Description of Registrant’s Securities to be Registered” on page 205. At March 31, 2006 and December 31, 2005, approximately 85 percent of our total capital was capital stock compared with 93 percent at December 31, 2004.
     Stock owned by members in excess of their minimum investment requirements is known as excess stock. A member may request redemption of any or all of its excess stock by providing the Bank with written notice five years in advance of the redemption. Consistent with our practice, we generally will not redeem or repurchase membership stock until five years after the membership is terminated or the Bank receives notice of withdrawal. We are not required to redeem or repurchase activity-based stock until the later of the expiration of the notice of redemption or until the activity no longer remains outstanding. However if activity-based stock becomes excess stock as a result of an activity no longer remaining outstanding, our practice is to repurchase the excess activity-based stock on at least a scheduled monthly basis up to an operational threshold. The Bank’s excess capital stock including amounts classified as mandatorily redeemable capital stock were $92.8 million, $91.6 million, and $88.8 million at March  31, 2006, December 31, 2005, and December 31, 2004.
     Mandatorily Redeemable Capital Stock
     The Bank adopted SFAS 150 as of January 1, 2004 based on SFAS 150’s definition of a nonpublic entity, the definition of an SEC registrant in FASB Staff Position No. 150-3 (FSP 150-3), and related implementation guidance as it relates to both our member shares and our consolidated obligations. The Bank is a cooperative whose member financial institutions own all of our capital stock. Member shares cannot be purchased or sold except between the Bank and our members at $100 per share par value. We do not have equity securities that trade in a public market and we are not in the process of registering equity securities with the SEC for the purpose of a sale of equity securities in a public market. Additionally, although we are a nonpublic entity, we issue joint and several consolidated obligations that can be traded in a public market. The public nature of the consolidated obligations, addressed in the SFAS 150 implementation guidance, is the primary reason for the adoption of SFAS 150 on January 1, 2004.
     Our capital stock meets the definition of a mandatorily redeemable financial instrument and is reclassified from equity to a liability when a member engages in any of the following activities:
(1)	Submits a written notice to the Bank to redeem all or part of the member’s capital stock.

(2)	Submits a written notice to the Bank of the member’s intent to withdraw from membership, which automatically commences a five-year redemption period.

(3)	Terminates its membership voluntarily as a result of a merger or consolidation into a nonmember or into a member of another FHLBank, or involuntarily as a result of action by the Bank’s Board of Directors.

     When any of the above events occur, we will reclassify stock from equity to a liability at fair value in compliance with SFAS 150. The Bank does not take into consideration our members’ right to cancel a redemption request in determining when shares of capital stock should be classified as a liability because the capital plan provides for a cancellation fee on all cancellations as discussed below. The fair value of capital subject to mandatory redemption is generally reported at par value as stock can only be acquired by members at par value and redeemed at par value. Fair value includes estimated dividends earned at the time of the reclassification from equity to liabilities, until such amount is paid. Dividends related to capital stock classified as a liability are accrued at the expected dividend rate and reported as interest expense in the statement of income. The repayment of these mandatorily redeemable financial instruments is reflected as a cash outflow in the financing activities section of the statement of cash flows.
     If a member cancels its written notice of redemption or notice of withdrawal, we will reclassify mandatorily redeemable capital stock from a liability to equity in compliance with SFAS 150. After the reclassification, dividends on the capital stock will no longer be classified as interest expense. Our capital plan provides that we will charge a member a cancellation fee if the written notice of redemption is cancelled or revoked. There is no time period provided for canceling a notice of redemption or withdrawal without incurring a fee. The Bank charges a cancellation fee equal to one to five percent of the par value of the shares of capital stock subject to the notice of redemption as determined by the date of receipt by the Bank of the notice of cancellation. Additional information regarding capital stock redemption requests, including the rights of the Bank’s members in such requests, is discussed in “Redemption and Repurchase of Capital Stock While Membership Continues” on page 207 and “Termination of Membership” on page 210.
     Although the mandatorily redeemable capital stock is not included in capital for financial reporting purposes, Finance Board interpretation requires that such outstanding stock be considered capital for determining compliance with our regulatory requirements.
     On January 1, 2004, we reclassified $47.2 million of our outstanding capital stock to mandatorily redeemable capital stock in the statement of condition. Upon adoption, we also recorded estimated dividends earned as a part of the carrying value of the mandatorily redeemable capital stock. The difference between the prior carrying amount and the mandatorily redeemable capital stock of $0.1 million was recorded as a cumulative effect of a change in accounting principle in the statement of income.

     At March 31, 2006, we had $83.6 million in capital stock subject to mandatory redemption from 29 members and former members. At December 31, 2005, we had $85.1 million in capital stock subject to mandatory redemption from 29 members and former members. At December 31, 2004, we had $58.9 million in capital stock subject to mandatory redemption from 24 members and former members. This amount has been classified as mandatorily redeemable capital stock in the statements of condition in accordance with SFAS 150. The following table shows the amount of capital stock subject to mandatory redemption by the time period in which we anticipate redeeming the capital stock based on our practices at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in millions):

	March 31,	December 31,
Year of Redemption	2006	2005	2004
Due in one year or less	$16	$12	$6
Due after one year through two years	8	6	1
Due after two years through three years	22	26	—
Due after three years through four years	16	18	26
Due after four years through five years	20	19	18
Thereafter	2	4	8

Total	$84	$85	$59

     A majority of the capital stock subject to mandatory redemption at March 31, 2006, December 31, 2005, and December 31, 2004 was due to voluntary termination of membership as a result of a merger or consolidation into a nonmember or into a member of another FHLBank. In addition, during the second quarter of 2005, a member submitted a notice of withdrawal. The balance in mandatorily redeemable capital stock related to this withdrawal was $20.7 million and $21.1 million March  31, 2006 and December 31, 2005. The remainder was due to members requesting partial repurchases of excess stock. These partial repurchases amounted to $0.3 million at March 31, 2006 and December  31, 2005 and $0.2 million at December 31, 2004.
     In 2004, the Bank reclassified $13.5 million of stock that was previously subject to mandatory redemption to capital. The reclassification out of capital occurred when a member merged with a non-member. Subsequently, the non-member applied for membership and was approved and, therefore, the stock subject to mandatory redemption was reclassified back to capital. During the three months ended March 31, 2006, the Bank reclassified $200,000 of activity-based capital stock that was previously subject to mandatory redemption to capital. The reclassification occurred because the assets and liabilities of a former member were sold to a current member and therefore, the activity-based stock supports outstanding transactions with the Bank. The membership stock of the former member remains in mandatorily redeemable capital stock.
     Capital Requirements
     The GLB Act requires that the Bank maintain at all times permanent capital greater than or equal to the sum of its credit, market, and operations risk capital requirements, all calculated in accordance with the Finance Board’s regulations. Only permanent capital, defined as Class B stock and retained earnings, can satisfy this risk based capital requirement. At any time, the Finance Board may require us to maintain a greater amount of permanent capital than is mandated by the risk based capital requirements.

     The GLB Act requires a minimum 4 percent capital-to-asset ratio, which is defined as total capital divided by total assets. Capital-to-asset ratios at or near the 4 percent minimum indicate we have fully used our capital resources to run our operations, and capital ratios that exceed the 4 percent minimum indicate we have additional capacity to grow our asset base. At any time, the Finance Board may require us to maintain a higher capital-to-asset ratio.
     The GLB Act also imposes a 5 percent minimum leverage ratio based on total capital, which is defined as the sum of permanent capital weighted 1.5 times and nonpermanent capital weighted 1.0 times divided by total assets. The required ratio is intended to ensure that the Bank maintains a sufficient amount of capital to service our debt. Leverage ratios at or near the 5 percent minimum indicate we have reached our maximum capacity to issue debt, and leverage ratios that exceed the 5 percent minimum indicate we have additional capacity to issue debt. The Finance Board may require us to maintain a higher total capital-to-asset ratio. Mandatorily redeemable capital stock is considered capital for determining the Bank’s compliance with its regulatory requirements.
     For purposes of compliance with the regulatory minimum capital-to-asset and leverage ratios, capital includes all capital stock plus retained earnings. As of January 1, 2004, regulatory capital does not equal capital as defined by GAAP, since the Finance Board has determined that regulatory capital should include any stock reclassified as a liability in accordance with SFAS 150.
     The following table shows the Bank’s compliance with the Finance Board’s capital requirements at December 31, 2005 and 2004 (dollars in millions):

	March 31,		December 31,
	2006		2005		2004
	Required	Actual	Required	Actual	Required	Actual
Regulatory capital requirements:
Risk based capital	$552	$2,338	$520	$2,346	$473	$2,453
Total capital-to-asset ratio	4.00%	5.28%	4.00%	5.13%	4.00%	5.00%
Total regulatory capital	$1,771	$2,338	$1,829	$2,346	$1,962	$2,453
Leverage ratio	5.00%	7.92%	5.00%	7.70%	5.00%	7.50%
Leverage capital	$2,214	$3,507	$2,286	$3,520	$2,452	$3,680
     The Bank’s regulatory capital-to-asset ratio at March 31, 2006, December 31, 2005, and December 31, 2004 would have been 5.07 percent, 4.93 percent , and 4.82 percent, respectively, if all excess capital stock had been repurchased.

     Dividends
     We paid cash dividends of $14.3 million during the first three months of 2006 compared to $18.3 million during the same period of 2005. We paid cash dividends of $61.2 million during 2005 and $46.1 million in 2004. The annualized dividend rate for the first quarter of 2006 was 3.00 percent or 168 basis points under the LIBOR index compared with an annualized dividend rate for the first quarter of 2005 of 3.30 percent or 60 basis points over the LIBOR index. The 2005 annualized dividend rate of 2.82 percent was 62 basis points under the LIBOR index compared with the 2004 annualized dividend rate of 2.13 percent or 60 basis points over the LIBOR index.
     In recent years, we have strived to achieve a balance between offering attractively priced products, providing a reasonable dividend yield indexed to the average three-month LIBOR, and maintaining adequate retained earnings to support safe and sound business operations. Dividend targets are established periodically by the Board of Directors. During 2004, the Board of Directors targeted a quarterly dividend of average three-month LIBOR plus 60 basis points. In the first quarter of 2004, the Board of Directors removed the dividend floor of 3.00 percent per annum that was in place during 2002 and 2003 to facilitate the build-up of retained earnings and to support safe and sound business operations.
     In April 2004, our Board of Directors established a policy on retained earnings focused on continuing to build retained earnings. The goal of this policy was to further protect the par redemption value of our members’ capital stock investment in the Bank from losses under defined plausible stress scenarios. The Board of Directors established a target to increase retained earnings to $123.4 million by March 31, 2007.
     In February 2005, the Board of Directors revised the retained earnings policy to establish an operating range for retained earnings to serve as a benchmark for payment of dividends. The Bank expects to maintain retained earnings between 70 percent and 130 percent of the target level. Generally, the Bank may pay its target dividend if actual retained earnings remain within the target range of 70 percent to 130 percent. If the Bank’s retained earnings fall below the established target range, the Board of Directors will evaluate whether to reduce the dividend until such retained earnings return to the target range. The Board of Directors also revised the retained earnings policy to increase its retained earnings target to $156.0 million by December 31, 2006 to support existing risk exposures.
     The Bank’s ability to pay dividends is subject to statutory and regulatory requirements. Pursuant to an Advisory Bulletin the Finance Board issued in August 2005, until our registration statement is effective, we must consult with and receive approval from the Finance Board’s Office of Supervision prior to declaring a dividend. In September 2005, the Board of Directors determined that until the Bank’s registration statement becomes effective and the Bank achieves its target retained earnings level, the Bank would limit the declaration and payment of dividends to members consistent with the need to maintain and/or increase retained earnings of the Bank.

     In June 2006, the Board of Directors revised the retained earnings policy which will be effective August 1, 2006. The policy will establish retained earnings minimum balances. The policy also identifies specific circumstances where the dividend will either be reduced or the Board of Directors will review the current and future dividend levels. Additionally, if the Bank’s retained earnings falls below the established minimum, the Board of Directors will evaluate the need to reduce dividend payments until retained earnings return to the minimum required balance.
     At March 31, 2006, the Bank had retained earnings of $336.2 million. A significant portion of our retained earnings relates to the acceleration of income related to the loss of hedge accounting for certain hedging relationships involving mortgage loans. The acceleration is expected to result in a corresponding reduction of earnings in future periods. For a discussion on the acceleration of our income see “Overview” at page 74.
     In addition, in March 2006 the Finance Board issued a proposed regulation that, if adopted, would, among other things, require an FHLBank to maintain retained earnings in an amount at least equal to $50 million plus one percent of the amount of the FHLBank’s non-advance assets. See “Legislative and Regulatory Developments” at page 136 for additional details on the proposed regulation issued by the Finance Board.
     Related Party Transactions
     As described in Item 7, we enter into transactions with our members whose directors and officers serve as our directors. In addition to the disclosure contained in Item 7, in September 2003, the Bank entered into seven advance transactions with two of the Bank’s largest members, Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company, totaling $700 million. Four $100 million advance transactions, which mature in 2012, were conducted with Transamerica Life Insurance Company, and three $100 million advance transactions, which mature in 2013, were conducted with Transamerica Occidental Life Insurance Company. These transactions were conducted at an earnings spread two basis points lower than the Bank’s target earnings spread at the time. The total reduction in interest payments to the Bank over the life of the seven loans is approximately $1.36 million when compared to identical loans made at the Bank’s then-applicable target earnings spread.

Recently Issued Accounting Standards
Financial Accounting Standards Board (FASB) Staff Position (FSP) FAS 115-1 and FAS 124-1
     On November 3, 2005 FASB issued FSP 115-1 and 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which addresses the determination as to when an investment is impaired, whether that impairment is other than temporary, and if the impairment is other than temporary, the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Bank adopted this guidance effective January 1, 2006. The FSP did not have a material impact on its results of operations or financial condition at the time of adoption.
Statement of Financial Accounting Standards (SFAS) 154
     The FASB issued SFAS 154, Accounting Changes and Error Corrections, in May 2005. This statement replaces Accounting Principles Board Opinion (APB) 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. This statement changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principle. APB opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income in the period of the change. In general, SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. Retrospective application is the application of a different accounting principle to prior accounting periods as if that principle had always been used. SFAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
Derivatives Implementation Group (DIG) Issue B38 and DIG Issue B39
     On June 30, 2005, the FASB issued DIG Issue B38, Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option and DIG Issue B39, Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor. DIG Issue B38 addresses an application issue when applying SFAS 133, paragraph 12(c) to a put option or call option (including a prepayment option) embedded in a debt instrument. DIG Issue B39 addresses the conditions in SFAS 133, paragraph 13(b) as they relate to whether an embedded call option in a hybrid instrument containing a host contract is clearly and closely related to the host contract if the right to accelerate the settlement of debt is exercisable only by the debtor. The Bank adopted DIG Issues B38 and B39 effective January 1, 2006. The DIG Issues did not have a material impact on its results of operations or financial condition at the time of adoption.

SFAS 155
     The FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments, in February 2006. This statement resolves issues addressed in SFAS 133 DIG Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS 155 amends SFAS 133 to simplify the accounting for certain derivatives embedded in other financial instruments (a hybrid financial instrument) by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise required bifurcation, provided that the entire hybrid financial instrument is accounted for on a fair value basis. SFAS 155 also establishes the requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, which replaces the interim guidance in DIG Issue D1. SFAS 155 amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to beneficial interests other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Bank), with earlier adoption allowed. The Bank has not yet determined the effect that the implementation of SFAS 155 will have on its earnings or statement of financial position.
Critical Accounting Policies and Estimates
     The Bank’s accounting policies are fundamental to understanding “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Bank has identified certain policies as being critical because they require management to make particularly difficult, subjective, and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions.
Several of these accounting policies involve the use of estimates that we consider critical because
•	they are likely to change from period to period due to significant management judgments and assumptions about highly complex and uncertain matters.

•	they use a different estimate or a change in estimate that could have a material impact on our reported results of operations or financial condition.
     Estimates and assumptions that are significant to the results of operations and financial condition include those used in conjunction with
•	the use of fair value estimates.

•	allowance for credit losses on advances and mortgage loans.
     The Bank evaluates its critical accounting policies and estimates on an ongoing basis. While management believes its estimates and assumptions are reasonable based on historical experience and other factors, actual results could differ from those estimates and differences could be material to the financial statements.

Fair Value Estimates
     At March 31, 2006, December 31, 2005, and December 31, 2004 certain assets and liabilities, including investments classified as available-for-sale or trading, and all derivatives, were presented in the statements of condition at fair value. Under GAAP, the fair value of an asset or liability is the amount at which that asset could be bought or sold or that liability could be incurred or settled in a current transaction between willing parties, other than in liquidation.
     Fair values are based on market prices when they are available. If market quotes are not available, fair values are based on discounted cash flows using market estimates of interest rates and volatilities or on dealer prices and prices of similar instruments. Pricing models and their underlying assumptions are based on management’s best estimates for discount rates, prepayments, market volatilities, and other factors. These assumptions may have a significant effect on the reported fair values of assets and liabilities, including derivatives and hedging transactions, and the related income and expense. Fair values are also used in our regression analyses to determine whether hedging transactions are expected to remain effective in future periods. The use of different assumptions as well as changes in market conditions could result in materially different net income and retained earnings.
Allowance for Credit Losses
     Advances
     We are required by Finance Board regulation to obtain sufficient collateral on advances to protect against losses and to accept only certain collateral on advances such as securities guaranteed by the U.S. government or government-sponsored enterprise securities, residential mortgage loans, deposits in the Bank, and other real estate-related assets. At March 31, 2006, December 31, 2005, and December 31, 2004, we had rights to collateral (either loans or securities) on a member-by-member basis, with an estimated fair value in excess of outstanding advances. Management believes that policies and procedures are in place to manage the advance credit risk effectively. We have not experienced a credit loss on advances since the inception of the Bank and do not anticipate any credit losses on advances. Therefore, we do not maintain an allowance for credit losses on advances.
     Mortgage Loans
     We establish an allowance for loan losses on our conventional mortgage loan portfolio. The allowance is an estimate of probable losses contained in the portfolio which considers the members’ credit enhancements. On a regular basis, we monitor delinquency levels, loss rates, and portfolio characteristics such as geographic concentration, loan-to-value ratios, property types, and loan age. We do not maintain an allowance for loan losses on our government insured mortgage loan portfolio because of the (1) U.S. government guarantee of the loans and (2) contractual obligation of the loan servicer.

     The allowance estimate is based on historical loss experience, current delinquency levels, economic data, and other relevant factors using a pooled loan approach. Our historical loss experience and analysis are driven by two primary components: frequency of mortgage loan default and loss severity. Other relevant factors evaluated in our methodology include changes in national/local economic conditions, changes in the nature of the portfolio, changes in the portfolio performance, and the existence and effect of geographic concentrations.
     The Bank monitors and reports portfolio performance regarding delinquency, nonperforming loans, and net charge-offs monthly. Adjustments to the allowance for credit losses are considered quarterly based upon charge-offs, current calculations for probability of default and loss severity, as well as the other relevant factors discussed above. We record loan charge-offs against the allowance for loan loss when we obtain title to the foreclosed property and when losses on the MPF loan exceed the PFI’s credit enhancement obligation.
     As our experience with the MPF program and the availability of sufficient historical performance data on the mortgage loan portfolio has increased, our estimation process has gradually shifted to a heavier weighting of our own data and less weighting of peer data (e.g., delinquency levels, loss history, and reserve levels of peers engaged in similar mortgage loan activities). We believe this provides a better estimate of our loan losses because it is based more on actual portfolio performance rather than the performance of our peer group. As a result of this change in estimate, the Bank recorded a $5.0 million decrease to its provision for the year ended December 31, 2004. See a discussion of the allowance for credit losses in the “Mortgage Assets” section on page 163.
Derivatives and Hedge Accounting
     Derivative instruments are required to be carried at fair value on the statement of condition. Any change in the fair value of a derivative is required to be recorded each period in current period earnings depending on whether the derivative is designated as part of a hedge transaction and meets certain requirements under SFAS 133.
     By regulation, we are only allowed to use derivative instruments to mitigate identifiable risks. We formally document all relationships between derivative instruments and hedged items, as well as our risk management objectives and strategies for undertaking various hedge transactions and our method of assessing hedge effectiveness. Our current hedging strategies relate to hedges of existing assets and liabilities that qualify for fair value hedge accounting treatment and economic hedges that are used to reduce market risk at the balance sheet or portfolio level. Economic hedges do not qualify for hedge accounting treatment, so only the derivative instrument is marked to market.
     Each derivative is designated as one of the following:
(1)	a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a fair value hedge).

(2)	a nonqualifying hedge of an asset, liability, or firm commitment (an economic hedge) for asset-liability management purposes.

     In accordance with SFAS 133, we recognize changes in the fair value of a derivative that is designated and qualifies as a fair value hedge and changes in the fair value of the hedged asset, liability, or unrecognized firm commitment that are attributable to the hedged risk are recorded in other income as net gain (loss) on derivatives and hedging activities. Any hedge ineffectiveness (the amount by which the change in the fair value of the derivative differs from the change in fair value of the hedged item) is recorded in other income as net gain (loss) on derivatives and hedging activities.
     Changes in the fair value of a derivative not qualifying as a hedge are recorded in current period earnings with no fair value adjustment to an asset or liability.
     The differences between accrued interest receivable and accrued interest payable on derivatives designated as fair value hedges are recognized as adjustments to the income or expense of the designated underlying investment securities, advances, consolidated obligations or other financial instruments. The differences between accrued interest receivable and accrued interest payable on derivatives designated as economic hedges are recognized as other income.
     Under SFAS 133, certain derivatives might qualify for the “short cut” method of assessing effectiveness. The short cut method allows us to make the assumption of no ineffectiveness, which means that the change in fair value of the hedged item is assumed to equal the change in the fair value of the derivative. No further evaluation of effectiveness is performed for these hedging relationships unless a critical term changes.
     For a hedging relationship that does not qualify for the short cut method, the Bank measures its effectiveness using the “long haul” method, in which the change in fair value of the hedged item must be measured separately from the change in fair value of the derivative. We design effectiveness testing criteria based on our knowledge of the hedged item and hedging instrument that were employed to create the hedging relationship. We use regression analyses or other statistical analyses to evaluate effectiveness results and assess the hedging relationship as highly effective if it meets statistical thresholds established by Bank management. Effectiveness testing is performed at inception and on at least a quarterly basis for both prospective considerations and retrospective considerations.
     Given the complexity of financial instruments, the Bank evaluates, based upon the guidance under SFAS 133, all financial instruments to determine whether embedded derivatives exist within the instruments. The evaluation includes reviewing the terms of the instrument to identify whether some or all of the cash flows or value of the other exchanges required by the instrument are similar to a derivative and should be bifurcated from the host contract. If it is determined that an embedded derivative exists, the Bank measures the fair value of the embedded derivative separate from the host contract and records the changes in fair value in earnings.

Legislative and Regulatory Developments
Proposed Changes to Government-Sponsored Enterprise Regulation
     Legislation has been introduced by Congress that would, among other things, establish a new regulator for the government-sponsored housing enterprises (the FHLBanks, Fannie Mae, and Freddie Mac) and address other government-sponsored enterprise reform issues. In October 2005 the House passed the Federal Housing Finance Reform Act of 2005 (H.R. 1461). In July 2005 the Senate Committee on Banking, Housing, and Urban Affairs approved the Federal Housing Enterprise Regulatory Reform Act of 2005 (S. 190). The full Senate has yet to consider the bill.
     In their current versions, the provisions of the bills with respect to FHLBanks are very similar. Both bills would abolish the Finance Board and replace it with a new independent regulatory agency that would have similar authority over the FHLBanks. The terms of FHLBank directors would be lengthened from three years to four years and the statutory caps on director compensation would be eliminated. Both bills would allow voluntary mergers among FHLBanks with the approval of the new regulator.
     One difference between the bills is the treatment of the boards of directors at the individual FHLBanks. Under the House bill at least two-fifths of the directors would be independent (nonmember) directors appointed by the new regulatory agency. The Senate bill requires at least one third of the directors to be independent directors who would be elected by the members of the FHLBank.
     It is uncertain at this time whether there will be final legislation affecting the FHLBanks, the other government-sponsored housing enterprises, or their regulators, and if so, what affect any such legislation would ultimately have on the FHLBanks.
Changes in Federal Reserve Bank Policy Statement on Payments System Risk
     In September 2004, the Federal Reserve Board announced that it revised its Policy Statement on Payments System Risk concerning interest and principal payments on securities issued by government-sponsored enterprises and certain international organizations. The Federal Reserve Banks are currently processing and posting these payments to depository institutions’ Federal Reserve accounts by 9:15 a.m. Eastern Time, the same posting time as for U.S. Treasury securities’ interest and principal payments, even if the issuer has not fully funded its payments. The revised policy requires that beginning July 20, 2006, Federal Reserve Banks will release these interest and principal payments as directed by the issuer provided the issuer’s Federal Reserve account contains sufficient funds to cover the payments. While the issuer will determine the timing of these payments during the day, each issuer will be required to fund its interest and principal payments by 4 p.m. Eastern Time in order for the payments to be processed that day.

     The policy changes are likely to have an effect on the cash management routines and related business practices of the FHLBanks including our Bank. The Bank has implemented changes in its cash management operations deemed necessary to address the Federal Reserve’s policy change. Additionally, the Bank, along with the System, continues to test cash management operations processes and tools to enhance and modify operational practices where needed. However, it is not possible to reliably predict the effect the changes will have on our Bank.
Delay in Publication of the FHLBanks’ Combined Financial Reports; Intended Restatements by the Office of Finance and Certain FHLBanks; Delays in Certain FHLBanks’ SEC Registration
     The Office of Finance has not yet published the FHLBanks’ 2004 third quarter combined financial report, 2004 full-year combined financial report, or any 2005 combined financial reports. In addition, the Office of Finance has announced that its board of directors had decided to restate the FHLBanks’ combined financial statements for the years ended December 31, 2001, 2002, and 2003, and subsequent interim periods. The Office of Finance has stated that the delays in publication and intended restatements were the result of certain regulatory and accounting matters at some of the FHLBanks. The Office of Finance has also stated that it expects to delay publication of the FHLBanks’ combined financial reports until all of the FHLBanks have completed their registration with the SEC. By Finance Board regulation, each FHLBank was required to register a class of its equity securities under the Securities Exchange Act of 1934 and to ensure that the registration became effective no later than August 29, 2005. Two of the FHLBanks met the regulatory deadline; the remaining ten FHLBanks, including the Bank, were unable to meet the regulatory deadline. Those FHLBanks that did not meet the regulatory deadline have subsequently filed with the SEC. It is uncertain at this time what effect, if any, the delays in publication, the delays in registration, or the restatements will have on the cost of FHLBank System debt, the timing of the issuance of new FHLBank System debt, or other aspects of the Bank’s operations.
Other Federal Home Loan Bank Supervisory Agreements with the Finance Board
     The Finance Board has taken supervisory actions in the form of written agreements with two FHLBanks.
     On June 30, 2004, the Finance Board entered into an agreement with the FHLBank of Chicago providing for the adoption of a business and capital management plan, the maintenance of an increased capital ratio, the restriction on the annual growth of its MPF assets to 10 percent, and the review of various aspects of the FHLBank of Chicago’s operations. The agreement was later amended on October 18, 2005, April 18, 2006, and June 6, 2006 to, among other things, modify the capital requirements imposed under the agreement.
     On December 10, 2004, the Finance Board entered into an agreement with the FHLBank of Seattle which provides for, among other things, the adoption of a business and capital management plan and reviews of various aspects of the FHLBank of Seattle’s operations.

Finance Board Proposed Regulation
     In March 2006 the Finance Board issued a proposed regulation that, if adopted, would, among other things, require an FHLBank to maintain retained earnings in an amount at least equal to $50 million plus one percent of the amount of the FHLBank’s non-advance assets (“Retained Earnings Minimum”). Under the proposed regulation, an FHLBank that did not initially meet the Retained Earnings Minimum, or that initially would not meet the Retained Earnings Minimum following the payment of a dividend would be required to obtain Finance Board approval to pay a dividend that exceeds 50 percent of its current net earnings. Once an FHLBank initially met its Retained Earnings Minimum it would be required to obtain Finance Board approval for the payment of any dividend if, following payment of the projected dividend the FHLBank would not meet the Retained Earnings Minimum. If the proposed regulation had been effective as of March 31, 2006 the Bank’s Retained Earnings Minimum would have been $272.5 million. As of that date, the Bank’s retained earnings would have exceeded the Retained Earnings Minimum by $63.7 million.
     Under the proposed regulation, an FHLBank would be permitted to declare and pay dividends only after the close of the quarter to which the dividend relates. An FHLBank would be prohibited from paying a dividend if the par value of the FHLBank’s stock is impaired or is projected to become impaired after paying such dividend. Furthermore, an FHLBank would be prohibited from declaring or paying dividends in the form of capital stock.
     Under the proposed regulation, an FHLBank’s aggregate amount of outstanding excess stock may not exceed one percent of the total assets of the FHLBank. If an FHLBank is in violation of this requirement it would be required to report the violation to the Finance Board and either develop a plan acceptable to the Finance Board to address how the FHLBank will bring its outstanding amount of excess stock into compliance with the limitation or certify to the Finance Board that it has corrected the violation. If the proposed regulation had been effective as of March 31, 2006, the Bank’s aggregate amount of outstanding excess stock would have been $350.0 million below the maximum amount provided in the proposed regulation. Under the proposed regulation an FHLBank would be prohibited from selling capital stock to a member if that stock would be excess stock at the time of the sale.

Off-balance Sheet Arrangements
     Our primary source of funds is the sale of consolidated obligations. Although we are primarily liable for the portion of consolidated obligations issued on our behalf, we also are jointly and severally liable with the other FHLBanks for the payment of principal and interest on all consolidated obligations of each of the FHLBanks. If the principal or interest on any consolidated obligation issued on behalf of any FHLBank is not paid in full when due, the FHLBanks may not pay dividends or redeem or repurchase shares of stock from any member of that FHLBank. The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligation whether or not the consolidated obligation represents a primary liability of such FHLBank. Due to the high credit quality of each FHLBank, management has concluded that the probability that an FHLBank would be unable to repay its participation is remote. Furthermore, the Finance Board regulations require that all FHLBanks maintain at least a “AA” rating. Therefore, no liability is recorded for the joint and several obligation related to the other FHLBanks’ share of consolidated obligations.
     The par amount of the outstanding consolidated obligations of all 12 FHLBanks, including consolidated obligations held by other FHLBanks, was approximately $935.8 billion, $937.4 billion, and $869.2 billion at March 31, 2006, December 31, 2005, and December 31, 2004. The par value of consolidated obligations for which we are the primary obligor was approximately $40.5 billion, $41.7 billion, and $44.8 billion at March 31, 2006, December 31, 2005, and December 31, 2004.
     In the ordinary course of business, we issue letters of credit on behalf of our members and housing associates to facilitate business transactions with third parties. Letters of credit may be used to facilitate residential housing finance or other housing activities, facilitate community lending, assist with asset-liability management, and provide liquidity or other funding. Members and housing associates must fully collateralize letters of credit with eligible collateral. At March 31, 2006, December 31, 2005, and December  31, 2004 we had $1.1 billion in letters of credit outstanding. If the Bank is required to make payment for a beneficiary’s draw, rather than obtaining repayment of these amounts from the member, these amounts may be converted into a collateralized advance to the member.
     At March 31, 2006, we had approximately $30.4 million in outstanding commitments to purchase mortgage loans compared with $37.7 million at December 31, 2005 and $24.6 million at December 31, 2004. We did not have any outstanding commitments for additional advances at March 31, 2006, December 31, 2005, or December 31, 2004.
     Our financial statements do not include a liability for future statutorily mandated payments from the FHLBanks to REFCORP. No liability is recorded because each FHLBank must pay 20 percent of net earnings (after its AHP obligation) to REFCORP to support the payment of part of the interest on the bonds issued by REFCORP, and the FHLBanks are unable to estimate their future required payments because the payments are based on future earnings and are not estimable under SFAS 5, Accounting for Contingencies. Accordingly, the REFCORP payments are disclosed as a long-term statutory payment requirement and, for accounting purposes, are treated, accrued, and recognized like an income tax.

Contractual Obligations
     The following table shows payments due by period under specified contractual obligations at March 31, 2006 and December 31, 2005 (dollars in millions).

	March 31, 2006
	Payments Due by Period
			Over one	Over three
		One year	through	through	Over
Contractual Obligations	Total	or less	three years	five years	five years
Long-term debt[1,2]	$35,680	$9,309	$9,387	$5,448	$11,536
Operating lease obligations	18	1	2	2	13
Purchase obligations[3]	1,143	1098	19	18	8
Mandatorily redeemable capital stock[4]	84	16	30	36	2
Securities sold under agreements to repurchase	500	—	500	—	—

Total	$37,425	$10,424	$9,938	$5,504	$11,559

	December 31, 2005
	Payments Due by Period
			Over one	Over three
		One year	through	through	Over
Contractual Obligations	Total	or less	three years	five years	five years
Long-term debt[1,2]	$37,653	$9,615	$10,866	$5,476	$11,696
Operating lease obligations	19	1	2	2	14
Purchase obligations[3]	1,182	1,142	22	6	12
Mandatorily redeemable capital stock[4]	85	12	32	37	4
Securities sold under agreements to repurchase	500	—	500	—	—

Total	$39,439	$10,770	$11,422	$5,521	$11,726

[1]	Long-term debt includes consolidated obligation bonds. Long-term debt does not include discount notes and is based on contractual maturities. Actual distributions could be impacted by factors affecting early redemptions.

[2]	Index amortizing notes are included in the table based on contractual maturities. The amortizing feature of these notes based on underlying indices could cause redemption at different times than contractual maturities.

[3]	Purchase obligations include standby letters of credit, commitments to fund mortgage loans, and consolidated obligation bonds traded but not settled (see additional discussion of these items Note 21 to the financial statements and notes for the year ended December 31, 2005 and Note 12 to the unaudited financial statements and condensed notes for the three months ended March 31, 2006).

[4]	Mandatorily redeemable capital stock payment periods are based on how we anticipate redeeming the capital stock based on our practices.

Risk Management
     We have risk management policies that monitor and control our exposure to market, liquidity, credit, operational, and business risk. These policies are established by the Bank’s Board of Directors and address Finance Board regulations. Our primary objective is to manage assets, liabilities, and derivative exposures in ways that protect the par redemption value of capital stock from risks, including fluctuations in market interest rates, spreads, and volatilities.
     To manage the various forms of risk exposure, we use a variety of risk management measures and techniques, including the following:

Type of Risk	Methods Used to Manage Risk
Market Risk	We use analysis of net market value of capital stock, value at risk, duration gap, repricing gaps, and earnings projections.

Liquidity Risk	We measure various day-to-day and contingent liquidity objectives to ensure adequate funding for our operations.

Credit Risk	We require collateralization of advances, retain only minimal credit risk exposure in the mortgage loan portfolio, and limit unsecured investments and derivative exposures to highly rated counterparties. We also invest in obligations of government-sponsored enterprises, securities guaranteed by U.S. government agencies, and other highly rated mortgage-backed securities.

Operational Risk	We design internal controls and business continuity procedures and evaluate these controls and procedures on an ongoing basis through management risk assessments and internal audit reviews.

Business Risk	We perform long-term strategic planning and monitor economic indicators and the external environment in which we operate.
     The degree of risk exposure and the challenge of controlling that risk vary by business segment. The Mortgage Finance segment contains more risk and proves a greater risk management challenge than the Member Finance segment. For this reason, we use some of our risk management techniques for evaluating the market and credit risks of the Mortgage Finance segment independently from the Member Finance segment.
     Our internal control system, which is an essential part of our risk management process, is intended to address, among other things, the production of reliable, complete, transparent, and timely financial information for Bank management, the Board of Directors, our members, the Finance Board, and investors in the Bank’s consolidated obligations. It also addresses compliance with applicable laws, regulations, policies, and directives of the Board of Directors and guidelines of senior management. We perform, at least annually, a written risk assessment designed to reasonably identify and evaluate material risks, including both quantitative and qualitative aspects that could adversely affect the achievement of our performance objectives and compliance requirements.

     The Bank’s Board of Directors oversees our overall risk management through periodic review of our policies, exposures, and performance as well as compliance and other reports from our internal and external auditors. The Board of Directors is responsible for setting our risk philosophies and working with senior management to align our objectives and strategies with these philosophies. Senior management develops, directs, and executes appropriate steps to carry out Bank strategies and policies established by the Board of Directors. Senior management also oversees compliance and performance reporting, including the oversight of various risk management committees that address exposure to our defined risks.
     Our risk management policies related to market risk changed during 2003 with the adoption of our capital plan. Prior to the adoption of our capital plan, the Finance Board required that we maintain duration of equity within certain ranges. We used duration of equity as the primary measure of our market risk. With the adoption of our capital plan, we replaced duration of equity with duration gap between assets and liabilities as the primary measure of our market risk. During 2003 we also adopted policies related to net market value of capital stock, value-at-risk, duration gap, repricing gap, and income simulation. In 2004, we revised our Mortgage Finance base case duration gap limit from a range of plus or minus twelve months to plus or minus six months. During the first quarter of 2005, the Bank’s policy was amended to require the net market value of capital stock, adjusted for certain factors, to be greater than $92 per share. Prior to the amendment, the policy minimum was $90 per share. In June 2006, the Bank’s policy was further amended to require the net market value of capital stock to be greater than $95 per share. Additionally, in June 2006, the Bank’s policy was amended to include a limit on the amount of estimated market value loss from set changes in interest rates to not greater than 5 percent of total Market Value of Capital Stock for parallel changes in interest rates of plus or minus 100 basis points.
Market Risk
     We define market risk as the risk that net interest income or net market value of capital stock will change as a result of changes in market conditions such as interest rates, spreads, and volatilities. Interest rate risk was the predominant type of market risk exposure throughout the first quarter of 2006 and throughout 2005 and 2004. Our financial risk management policy is designed to provide an asset and liability management framework to respond to changes in market conditions without creating undue balance sheet stress. The Board of Directors routinely reviews both the policy limits and the actual exposures to verify the level of interest rate risk in our balance sheet remains at prudent and reasonable levels.
     Management has established the Asset-Liability Committee to oversee the measurement and management of market risk. During its monthly meetings, the Committee reviews and approves financial strategies related to our asset-liability management objectives, reviews actual financial performance compared to our business plan, reviews financial reports analyzing market risks, and monitors compliance with all financial risk measurements and limits.

     Our primary means of analyzing market risk for the Bank’s overall operations are measurement and evaluation of the net market value of capital stock, value at risk, duration gap, and income simulation. The primary tool for analyzing market risk in Mortgage Finance is duration gap between assets and liabilities in the total mortgage portfolio. The primary tools for managing market risk in Member Finance are repricing gap and basis risk analyses. The Bank’s financial management guidelines specify ranges for each of these items. Certain models used for analyzing and managing market risk are discussed in more detail within this section. For these measures, the Bank considers capital stock classified as mandatorily redeemable to be equity.
     Valuation Models
     The Bank uses sophisticated risk management systems to evaluate its financial position. These systems employ various mathematical models and valuation techniques to measure interest rate risk. For example, we use option-adjusted measures to model embedded options and other cash flow uncertainties across a number of hypothetical interest rate environments. The option-adjusted methodology relies on
•	understanding the contractual and behavioral features of each instrument.

•	estimating appropriate market data, such as yield curves and implied volatilities.

•	using appropriate option execution models and prepayment functions to describe reasonably the potential evolution of interest rates over time and the expected behavior of financial instruments in response.
     The method for computing an option-adjusted value is dependent on the instrument type. We typically rely on these approaches:
•	Option-free instruments, such as basic interest rate swaps, bonds, and advances require an assessment of the future course of interest rates. Once the course of interest rates has been specified and the expected cash flows determined, the appropriate forward rates are used to discount the future cash flows to a fair value.

•	Option-embedded instruments, such as interest rate swaps and caps, callable bonds, and mortgage-related instruments, are typically evaluated using option tree (or lattice) or Monte Carlo simulations that generate a large number of possible interest rate scenarios.
     Actual changes may differ from the amounts calculated in our models due to specific interest rate, spread and volatility movements, changing prepayments, and changing balance sheet composition.
     Many of our risk computations require the use of instantaneous shifts in risk factors such as interest rates, spreads, interest rate volatilities, and prepayment speeds. These stress tests may overestimate our interest rate risk exposure because they do not take into account any portfolio rebalancing actions that our policies require us to take to reduce risk exposure.

     Net Market Value of Capital Stock
     Net market value of capital stock, at a moment in time, is defined by the Bank as the present value of assets minus the present value of liabilities plus the net present value of derivatives.
     Interest rate risk analysis using net market value of capital stock involves instantaneous parallel shifts in interest rates. The resulting percentage change in market value of capital stock from the base case value is an indication of longer-term repricing risk and option risk embedded in the balance sheet.
     The net market value of capital stock calculation uses implied forward rates and assumes a static balance sheet. The timing and variability of balance sheet cash flows are calculated by an internal model. To ensure the accuracy of the market value calculation, we reconcile the computed market prices of complex instruments, such as financial derivatives, swaps, and mortgage assets, to market observed prices or dealers’ quotes whenever practical. The net market value of capital stock does not represent the market value of the Bank as a going concern, as it does not take into account future business opportunities.
     The following tables show our net market value of capital stock and the percentage change from base case using implied forward rates and assuming interest rates instantaneously shift up and down 50 and 100 basis points at December 31, 2004 each quarter-end during 2005, and at March 31, 2006 (dollars in millions):

	Net Market Value of Capital Stock
	Down 100	Down 50	Base Case	Up 50	Up 100
2006
March	$2,007	$2,009	$1,982	$1,936	$1,880
2005
December	1,999	2,045	2,051	2,032	1,996
September	2,109	2,131	2,124	2,096	2,054
June	2,303	2,356	2,388	2,388	2,363
March	2,281	2,329	2,347	2,343	2,326
2004
December	2,311	2,375	2,407	2,413	2,402

	Percentage Change from Base Case
	Down 100	Down 50	Base Case	Up 50	Up 100
2006
March	1.3%	1.4%	—	(2.3)%	(5.1)%
2005
December	(2.5)%	(0.3)%	—	(0.9)%	(2.7)%
September	(0.7)%	0.3%	—	(1.3)%	(3.3)%
June	(3.6)%	(1.3)%	—	0.0%	(1.0)%
March	(2.8)%	(0.8)%	—	(0.2)%	(0.9)%
2004
December	(4.0)%	(1.3)%	—	0.2%	(0.2)%
     The decrease in net market value of capital stock during the first quarter of 2006 and the year 2005 was due mainly to a decrease in the Bank’s activity-based capital stock required to support advances and mortgage loans, an increase in mortgage LIBOR option-adjusted spread (LOAS), and an increase in AHP and REFCORP liabilities related to the restatement. Changes in the Bank’s market value profile were principally caused by higher interest rates, more specifically a flattening of the yield curve, lower volatilities, and asset-liability rebalancing relating to mortgage loans. To protect the net market value of capital stock, we use hedging transactions such as entering into or canceling interest rate swaps on existing debt and altering the funding structures of new mortgage purchases. The percentage change from our base case under all interest rate scenarios has remained relatively moderate, indicating that our current risk management activities are reasonably effective at reducing the exposure of our market value of capital stock to interest rate risk. Relative to December 31, 2005 and 2004, the Bank’s market value profile at March 31, 2006 and December 31, 2005 shows a slightly reduced exposure to falling interest rates and slightly increased exposure to rising interest rates.
     During the first quarter of 2005, the Bank’s financial risk management policy was amended to require the net market value of capital stock, adjusted for certain factors, to be greater than $92 per share. Prior to the amendment, the policy minimum was $90 per share. In June 2006, the Bank’s policy was further amended to require the net market value of capital stock to be greater than $95 per share. The Bank was in compliance with its policy in the first quarter of 2006 and throughout 2005 and 2004.

     Value at Risk for the Bank’s Overall Operations
     In addition to quantifying changes in the net market value of capital stock with instantaneous parallel interest rate changes, management estimates the possible changes in the market value of total equity using a value at risk methodology. Our internal calculations use principal components analysis to estimate potential one-month loss in the market value of our total equity. We then add a spread risk factor and a volatility risk factor to calculate value at risk. Spread risk refers to the potential loss due to changes in the difference between our cost of funds curve and the LIBOR-swap curve. Volatility risk refers to the potential loss due to changes in interest rate volatilities. We calculate value at risk based on a 99 percent confidence level using historical price changes and market data for the past 10 years.
     Principal components analysis is a statistical technique used to transform a complex set of correlated variables into a new set of variables called principal components. The first principal component is optimized to explain the maximum amount of total variability in the initial set of variables. The second principal component is optimized to be independent from the first one and to explain the maximum percentage of the remaining variability. For example, the eight points of the Treasury yield curve (three-month, six-month, one-year, two-year, three-year, five-year, 10-year, and 30-year) are transformed into two principal components, level and slope shifts. Subsequent principal components are computed similarly. The result is a list of independent variables ranked by their explanatory power. Generally, the first two or three variables explain a high percentage of the total change in value.
     We back-test the levels of value at risk to validate the model by comparing predictions with actual results. We conduct stress tests using stressful market scenarios, and we review the scenarios to make sure they reflect changing market and economic conditions.
     Our estimate of value at risk excludes changes resulting from the widening or narrowing of the LOAS on mortgage assets. Fluctuations in LOAS result in changes in estimated liquidation value of the mortgage assets. We exclude the impact of changes in LOAS from value at risk estimates because virtually all of our mortgage assets are held to maturity. Bank earnings are affected by the LOAS on fixed rate mortgage assets at the time of purchase and subsequent fluctuations in mortgage LOAS do not affect the Bank’s earnings on held-to-maturity assets.

     Value at risk is useful to establish risk tolerance limits and is commonly used in asset-liability management. We maintain value at risk below a level that ranges from 4 percent to 10 percent of total equity depending upon the level of mortgage assets acquired from the mortgage purchase programs to total assets, as specified by the Board of Directors. The following table shows the high, average, and low amounts for month-end market value of equity at risk (expressed as a percent of the total market value of equity) and the related policy limits of value at risk for 2004, 2005, and the first three months of 2006:

	Market Value of
	Equity at Risk
	(% of Total Equity)	Policy Limit
2006 (first three months)
High (March)	(6.2)%	(8.6)%
Average	(5.6)%	(8.5)%
Low (January)	(5.1)%	(8.4)%
March	(6.2)%	(8.6)%

2005
High (December)	(5.1)%	(8.5)%
Average	(2.6)%	(8.8)%
Low (February)	(1.1)%	(9.0)%
December	(5.1)%	(8.5)%

2004
High (October)	(2.1)%	(9.4)%
Average	(1.4)%	(9.6)%
Low (January)	(0.4)%	(10.0)%
December	(1.7)%	(9.3)%
     Management believes the Bank’s market value of equity at risk has been acceptably low at each month-end since December 2004 and generally well below our established policy limits for the same periods. Changes in the risk profile were driven by increasing short- and intermediate-term interest rates and flattening yield curves during the three months ended March 31, 2006 and throughout 2005 and 2004, adjustments to our asset, liability, and derivative levels as necessary to protect the par redemption value of capital stock, and valuation assumption changes to certain financial instruments based on the Finance Board’s recommendation.
     We also report results of an alternative value at risk framework to the Finance Board as part of risk based capital. The Finance Board defines its regulatory measure of value at risk as the potential six-month loss of market value at the 99 percent confidence level. The methodology for this calculation is historical simulation using market data of yields, spreads, and volatilities since 1978. We estimated with 99 percent confidence that market value of total equity could decline in a six-month holding period by less than 13.6 percent at March 31, 2006, 11.5 percent at December 31, 2005, and 8.7 percent at December 31, 2004 using the regulatory methodology prescribed by the Finance Board. During the first quarter of 2006 and the year 2005, the increase was due mainly to increasing short- and intermediate-term interest rates and flattening yield curves, adjustments to our balance sheet as necessary to protect the par redemption value of capital stock, and valuation assumption changes to certain financial instruments based on the Finance Board’s recommendation. Like management’s methodology for value at risk, this regulatory estimate excludes changes resulting from the widening or narrowing of LIBOR option-adjusted spreads on mortgage assets.
     Duration Gap for the Bank’s Overall Operations
     The net market value of our assets, liabilities, and derivatives is primarily affected by changes in the level of interest rates. Duration measures the sensitivity of an instrument’s market value to interest rate changes; as the duration of the instrument increases in absolute value, sensitivity to changes in interest rates generally increases and as its duration approaches zero, sensitivity to changes in interest rates generally decreases.
     The duration gap measures the difference between the estimated durations of assets and liabilities, including their respective hedges, and shows the extent to which sensitivities to changes in interest rates for assets and liabilities are matched. A duration gap of zero indicates the durations of assets and liabilities are equal. A positive duration gap indicates the duration of assets is longer than the duration of liabilities, which generally creates portfolio risk exposure in a rising interest rate environment. A negative duration gap indicates the duration of liabilities is longer than the duration of assets, which generally creates portfolio risk exposure in a declining interest rate environment. Management believes that the duration gap provides a relatively concise and simple measure of the interest rate risk inherent in the existing balance sheet, but is not directly related to current earnings performance.
     The following table shows duration gap for the Bank using implied forward rates and assuming interest rates shift instantaneously up and down 50 and 100 basis points at December 31, 2004, each quarter-end during 2005, and at March 31, 2006 (in months):

	Down 100	Down 50	Base Case	Up 50	Up 100
2006
March	(2.1)	(0.2)	1.1	1.9	2.4
2005
December	(4.5)	(2.2)	(0.5)	0.6	1.3
September	(2.4)	(0.9)	0.3	1.2	1.8
June	(3.3)	(2.4)	(1.2)	0.2	1.2
March	(3.3)	(2.0)	(0.8)	0.1	0.7
2004
December	(3.9)	(2.7)	(1.3)	(0.3)	0.4

     Duration gaps across most interest rate scenarios during the first quarter of 2006 and the years 2005 and 2004 remained relatively moderate and indicated more risk exposure to declining rates than to rising rates. We have maintained duration gap within our risk tolerances (plus or minus six months in the base case) throughout the period. We accomplished this objective through mortgage hedging activity and asset-liability rebalancing actions. Relative to December 31, 2005 and 2004, the Bank’s duration gap profile at March 31, 2006 and December 31, 2005 shows a slightly reduced exposure to interest rates near the base case, but slightly increased exposure to falling and rising interest rates.
     Mortgage Finance Market Risk
     The Mortgage Finance business segment generally exposes the Bank to potentially greater financial risk compared to the Member Finance business segment due to greater interest rate risk associated with fixed-rate mortgage investments. The exposure to interest rate risk exists on our mortgage assets due to the embedded call option available to homeowners creating a potential cash flow mismatch between our mortgage investments and the liabilities funding them. As interest rates decrease, borrowers are more likely to refinance fixed rate mortgages, resulting in increased prepayments and mortgage cash flows that are received earlier than expected. Replacing the higher rate loans that prepay with lower rate loans has the potential of reducing our net interest spread unless we are able to similarly reduce funding costs. Conversely, an increase in interest rates may result in slower than expected prepayments and an extension in mortgage cash flows. In this case, we have the risk that our liabilities may mature faster than our mortgage assets requiring the Bank to issue additional funding at a higher cost, which would also reduce net interest spread. By executing risk management strategies for the Mortgage Finance business segment, we intend to minimize exposure to market risk from changes in market conditions.
     The Bank uses two different but complementary approaches to quantify risk and structure funding and hedging of the mortgage portfolio. The first is a cash flow matching analytical framework that seeks to generally match the cash flows of assets, liabilities, and derivatives. The second is a traditional Monte Carlo simulation based approach that focuses on durations and market values. The two approaches provide different perspectives of the portfolio profile to quantify risk.
     The cash flow matching analytical framework models the portfolio of debt and interest rate swaps generally to match the pay-downs of mortgage assets across a wide array of prepayment rates ranging from slow prepayments associated with projections in housing turnover to faster prepayments associated with a continuing large refinancing incentive. This framework analyzes mortgage principal pay-down (either from prepayments or scheduled amortization), and identifies the amount of debt or interest rate swaps maturing or being called. Thus, identifying any differences in principal balances between assets and liabilities over the wide range of slowest to fastest mortgage prepayment speeds. The cash flow matching analytical framework provides a valuable check on the traditional mortgage analytical models because the framework is not dependent upon the accuracy of prepayment forecasts based on interest rates.

     We use a traditional Monte Carlo based model to manage risk by closely matching (within a range) the durations of our assets, liabilities, and interest rate swaps. The basis for this risk measure is the Bank’s mortgage asset-liability and prepayment model. Our model takes into account such factors as historical mortgage loan prepayment rates and various security dealer model forecasts. We conduct a review of the accuracy and reliability of the prepayment model on a monthly basis.
     Mortgage Finance Duration Gap–On a daily basis, we maintain the duration gap of the Mortgage Finance segment within specified ranges through management of the durations of our assets, liabilities, and derivative agreements. The Bank may use hedging transactions to adjust the duration gap within the target range. These transactions may include entering into or canceling interest rate swaps on existing debt or issuing new debt. Adjustments to duration may also be accomplished by altering the funding structures of new mortgage purchases. Portfolio duration movements relative to the target range and hedge transactions are documented for monthly review by the Asset-Liability Committee.
     The following table shows duration gaps for the Mortgage Finance segment using implied forward rates and assuming interest rates instantaneously shift up and down 50 and 100 basis points at December 31, 2004, each quarter-end during 2005, and March 31, 2006 (in months):

	Down 100	Down 50	Base Case	Up 50	Up 100
2006
March	(6.6)	(0.6)	2.5	4.4	5.6
2005
December	(11.0)	(4.5)	(0.4)	2.2	4.0
September	(3.4)	(1.4)	1.9	4.1	5.2
June	(8.6)	(7.0)	(3.3)	0.6	3.0
March	(6.3)	(4.6)	(1.7)	0.5	1.7
2004
December	(9.1)	(7.2)	(3.7)	(1.0)	0.6
     Mortgage Finance duration gaps across most interest rate scenarios during the three months ended March 31, 2006 and throughout 2005 remained relatively moderate and continued to reflect more risk exposure to declining rates than rising rates. Changes in Mortgage Finance duration gap since year-end 2004 were primarily attributed to management’s decision to adjust the funding and hedging profile for our mortgage assets to reflect changing market environments and mortgage prepayment projections.
     Bank policy requires that we maintain base case duration gap of the Mortgage Finance segment within a range of plus or minus six months; daily operating guidelines of the Asset-Liability Committee further limit the range. The Bank was in compliance with its policy during the three months ended March 31, 2006 and throughout 2005 and 2004.

     Mortgage Finance Typical Funding Structures–When we purchase mortgages, we attempt to match the initial duration of our liabilities to our assets within a reasonable range. We issue a mix of debt securities across a broad spectrum of final maturities to achieve the desired liability durations. Because the cash flows of mortgage assets fluctuate as interest rates change, we frequently issue callable and noncallable debt to alter the cash flows of our liabilities to match partially the expected change in cash flows of our mortgage assets. The duration of callable debt, like that of a mortgage, shortens when interest rates decrease and lengthens when interest rates increase. If interest rates decrease, we are likely to call debt that carries an interest rate higher than does the current market.
     In 2005, we exited our funding strategy of hedging mortgage assets with interest rate swaps and began funding certain mortgage loans with a combination of callable and noncallable and amortizing prepayment linked consolidated obligation bonds. The amortizing prepayment linked consolidated obligation bonds pay down with a specified reference pool of mortgages determined at issuance and have a final stated maturity of seven to ten years. These consolidated obligations pay a fixed coupon with the redemption schedule dependent on the amortization of the underlying reference pool of mortgages identified earlier. These consolidated obligations are redeemed at the final maturity date, regardless of the then-outstanding amount of the reference pool.
     The noncallable and callable consolidated obligations have varying costs with the shorter-term noncallable bonds generally having a lower cost than the longer-term callable bonds. As a result of these differing bond costs, the cost of funds supporting our MPF loans will change over time and under varying interest rate scenarios. The related mortgage loans maintain a relatively constant yield, resulting in changes in the portfolio’s interest spread relationship over time.
     In a stable to rising interest rate environment, the lower-rate short-term bonds mature while the higher-rate callable bonds remain outstanding, resulting in an increasing cost of funds and a lower income spread as time passes. Conversely, in a falling interest rate environment, many of the higher-rate callable bonds are called away reducing the cost of funds and improving spreads. The rising interest rate environment in the first quarter of 2006 and the year 2005 generally resulted in a more compressed asset-liability spread for the Bank.
     At March 31, 2006 and December 31, 2005, 100  percent of our fixed rate mortgage asset portfolio was funded with callable and noncallable fixed rate debt compared with 30 percent at December 31, 2004. At March 31, 2006, 18 percent of our mortgage portfolio was funded with prepayment linked consolidated obligation bonds and compared with 19 percent at December 31, 2005. At March 31, 2006 and December 31, 2005, 10 percent of our debt funding our mortgage loans was variable rate swaps compared with 65 percent at December 31, 2004.

     Our funding of mortgage assets is designed to be flexible to handle changes in mortgage asset prepayment speeds. The following table shows a base case projection of remaining fixed rate mortgage asset balances assuming a 15 percent constant prepayment rate and the supporting funding based on the slowest and fastest contractual pay-down scenarios at March 31, 2006, December 31, 2005, and December 31, 2004:

	Projected Remaining Balances as a Percent
	of March 31, 2006 Balances
	1 year	3 years	5 years	10 years	13 years	15 years
Mortgage assets (base case)	83%	58%	40%	15%	8%	5%
Mortgage liabilities[1]
Assuming payoff at maturity (slowest)	92%	69%	50%	18%	13%	8%
Assuming payoff on earliest call date (fastest)	59%	34%	24%	8%	8%	4%

	Projected Remaining Balances as a Percent
	of December 31, 2005 Balances
	1 year	3 years	5 years	10 years	13 years	15 years
Mortgage assets (base case)	83%	58%	40%	15%	8%	5%
Mortgage liabilities[1]
Assuming payoff at maturity (slowest)	93%	70%	51%	18%	13%	8%
Assuming payoff on earliest call date (fastest)	59%	35%	25%	8%	8%	4%

	Projected Remaining Balances as a Percent
	of December 31, 2004 Balances
	1 year	3 years	5 years	10 years	13 years	15 years
Mortgage assets (base case)	83%	58%	40%	15%	8%	5%
Mortgage liabilities[1]
Assuming payoff at maturity (slowest)	91%	74%	62%	25%	12%	1%
Assuming payoff on earliest call date (fastest)	40%	24%	15%	3%	2%	1%

[1]	Mortgage liabilities consist of callable and noncallable fixed rate debt and hedges of the mortgage assets, with the hedges consisting of callable and amortized interest rate swaps funded with a variable rate debt pool.
•	Callable and noncallable fixed rate debt and hedges are assumed to pay off based on the earliest call date, if applicable, in the fastest scenario and on the final maturity date in the slowest scenario.

•	The hedged mortgage assets are funded with a variable rate debt pool. For this analysis, we assume the debt pool will change based on the amount of the hedged mortgage assets being funded.
     Derivatives
     We enter into derivative agreements to manage our exposure to changes in interest rates. We use derivatives to adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk management objectives. We do not use derivatives for speculative purposes.
     Our current hedging strategies relate to hedges of existing assets and liabilities that qualify for fair value hedge accounting treatment and economic hedges that are used to reduce market risk at the balance sheet or portfolio level. Economic hedges do not qualify for hedge accounting treatment, so only the derivative instrument is marked to market.
     Prior to the execution of transactions under a new hedging strategy, the Asset-Liability Committee must approve the strategy.

     The following tables describe our primary derivative instruments, the related hedged items, and the purpose of each derivative instrument used to manage various interest rate risks at March 31, 2006:

	Hedging	Derivative Hedging
Hedged Item	Classification	Instrument	Purpose of Hedge Transaction
Advances

Fixed rate advances	Fair value	Payment of fixed, receipt of variable interest rate swap	To protect against changes in interest rates by converting the asset’s fixed rate to the same variable rate index as the funding source.

Putable fixed rate advances	Fair value	Payment of fixed, receipt of variable interest rate swap with put option	To protect against changes in interest rates including option risk by converting the asset’s fixed rate to the same variable rate index as the funding source.

Variable rate advances	Economic	Payment of variable (e.g. six-month LIBOR), receipt of variable (e.g. three-month LIBOR) interest rate swap	To protect against repricing risk by converting the asset’s variable rate to the same index variable rate as the funding source.

	Hedging	Derivative Hedging
Hedged Item	Classification	Instrument	Purpose of Hedge Transaction
Mortgage Assets

Mortgage loans and mortgage-backed securities	Economic	Interest rate caps	To manage the extension risk of our fixed rate mortgage-related investments and the interest rate caps embedded in our adjustable rate mortgage-backed securities portfolio.

Variable rate mortgage-backed securities	Economic	Payment of variable, receipt of variable interest rate swap	To protect against repricing risk by converting the asset’s variable rate to the same index as the funding source.

Mortgage delivery commitments	Economic	Forward settlement agreements	To protect against changes in market value resulting from changes in interest rates.

	Hedging	Derivative Hedging
Hedged Item	Classification	Instrument	Purpose of Hedge Transaction
Investments

Fixed rate investments	Fair value	Payment of fixed, receipt of variable interest rate swap	To protect against changes in interest rates by converting the asset’s fixed rate to the same variable rate index as the funding source.

	Hedging	Derivative Hedging	Purpose of Hedge
Hedged Item	Classification	Instrument	Transaction
Consolidated Obligations

Fixed rate consolidated obligations	Fair value	Payment of variable, receipt of fixed interest rate swap	To protect against changes in interest rates by converting the debt’s fixed rate to the same variable rate index as the asset being funded.

Callable fixed rate consolidated obligations[1]	Fair value or Economic[2]	Payment of variable, receipt of fixed interest rate swap with call option	To protect against changes in interest rates including option risk by converting the debt’s fixed rate to the same variable rate index as the asset being funded.

Callable variable rate consolidated obligations[1]	Fair value or Economic[2]	Payment of variable, receipt of variable interest rate swap with call option	To protect against changes in interest rates including option risk by converting the debt’s variable rate to the same variable rate index as the asset being funded.

Variable rate consolidated obligations	Economic	Payment of variable (e.g. one-month LIBOR), receipt of variable (e.g. three-month LIBOR) interest rate swap	To protect against repricing risk by converting the variable rate funding source to the same variable rate index as the asset being funded.

[1]	When the hedged item has payment features related to interest payments such as step up bonds, range bonds, or caps on variable rate bonds, the receive leg of the interest rate swap has the same features as the hedged item.

[2]	When the hedged item is a hybrid instrument with an embedded derivative that must be bifurcated, the derivative on the hybrid instrument is classified as an economic hedge.
     Advances–With the issuance of a fixed rate putable advance, we have effectively purchased from the borrower a put option that enables us to terminate the advance after the lockout period and before final maturity. If we exercise our option, the borrower then has the choice of replacing the advance with any available advance product, subject to the Bank’s normal credit and collateral requirements, at the then current market rate. We may hedge a putable advance by entering into a cancelable derivative agreement where we pay interest at a fixed rate and receive interest at a variable rate. The interest rate swap counterparty has the option to cancel the derivative agreement on any put date, which would normally occur in a rising rate environment. If the counterparty exercises its option to terminate the interest rate swap, we then exercise our option to terminate the related advance. We may also use derivative agreements to transform the characteristics of advances to match the characteristics of the supporting funding more closely.

     The optionality embedded in certain financial instruments can create additional interest rate risk. When a borrower prepays an advance, we could suffer lower future income if the principal portion of the prepaid advance were reinvested in lower yielding assets that continue to be funded by higher cost debt. To protect against this risk, we charge a prepayment fee that makes us financially indifferent to a borrower’s decision to prepay an advance. When we offer advances (other than overnight advances) that a borrower may prepay without a prepayment fee, we usually finance such advances with callable debt or otherwise hedge the embedded option.
     Mortgage Assets–We manage the interest rate and prepayment risk associated with mortgage loans, securities, and certificates using a combination of debt issuance and derivatives. We may use derivative agreements to transform the characteristics of mortgage-backed securities to match the characteristics of the supporting funding more closely.
     The prepayment options embedded in mortgage assets can result in extensions or contractions in the expected maturities of these investments, depending on levels of interest rates. The Finance Board limits this source of interest rate risk by restricting the types of mortgage-backed securities we may own to those with limited average life changes under certain interest rate shock scenarios.
     We enter into commitments to purchase mortgages from our participating members. We may establish an economic hedge of these commitments by selling mortgage-backed securities to be announced (TBA) for forward settlement. A TBA represents a forward contract for the sale of mortgage-backed securities at a future agreed upon date. Upon expiration of the mortgage purchase commitment, the Bank purchases the TBA to close the hedged position.
     Both the mortgage purchase commitments and the TBA used in the economic hedging strategy are recorded as derivative assets or derivative liabilities at fair value, with changes in fair value recognized in current-period earnings. When a mortgage purchase commitment derivative settles, the current market value of the commitment is included as a basis adjustment on the mortgage loan and amortized accordingly.
     During 2003, we began using interest rate swaps to hedge mortgage loans where the Bank pays fixed rates and receives variable rates, effectively converting the fixed rate loans to a variable rate loan indexed to LIBOR. In 2005, we exited our mortgage loan hedging strategy and terminated the remaining interest rate swaps. Concurrent with the termination of the hedging instruments, we issued a combination of fixed-rate callable, noncallable, and amortizing prepayment linked consolidated obligation bonds to fund the portion of the mortgage loan portfolio previously hedged through the mortgage loan hedge strategy. The Bank does not enter into derivative hedging instruments for these amortizing prepayment linked notes.

     Investments–We may use derivative agreements to transform the characteristics of investment securities other than mortgage-backed securities to match the characteristics of the supporting funding more closely. For available-for-sale securities that have been hedged and qualify as a fair value hedge, we record the portion of the change in value related to the risk being hedged in other income as net gains (losses) on derivatives and hedging activities together with the related change in the fair value of the derivative agreements. The amount of the change related to the unhedged risk is recorded in other comprehensive income as an unrealized gain (loss) on available-for-sale securities.
     Consolidated Obligations–We manage the risk arising from changing market prices and volatility of a consolidated obligation by matching the cash inflow on the derivative agreement with the cash outflow on the consolidated obligation. While consolidated obligations are the joint and several obligations of the FHLBanks, each FHLBank serves as sole counterparty to derivative agreements associated with specific debt issues for which it is the primary obligor.
     In a typical transaction, fixed rate consolidated obligations are issued for us by the Office of Finance and we simultaneously enter into a matching derivative agreement in which the counterparty pays us fixed cash flows designed to mirror in timing, optionality, and amount the cash outflows paid by us on the consolidated obligation. In this typical transaction, we pay a variable cash flow that closely matches the interest payments we receive on short-term or variable rate assets. This intermediation between the capital and derivative markets permits us to raise funds at lower costs than would otherwise be available through the issuance of variable rate consolidated obligations in the capital markets.
     We also enter into derivative agreements on variable rate consolidated obligations. For example, we enter into a derivative agreement where the counterparty pays us variable rate cash flows and we pay a different variable rate linked to LIBOR. This type of hedge allows us to manage our repricing risk between assets and liabilities.
     We may also enter into interest rate swaps with an upfront payment in a comparable amount to the discount on the hedged consolidated obligation. This cash payment equates to the initial fair value of the interest rate swap and is amortized over the estimated life of the interest rate swap to net interest income as the discount on the bond is expensed. The interest rate swap is marked to market through net gain (loss) in derivatives and hedging activities in the statements of income.

     The notional amount of derivatives reflects the volume of our hedges, but it does not measure the credit exposure of the Bank because there is no principal at risk. The following table categorizes the notional amount of our derivatives at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in millions):

	March 31,	December 31,
	2006	2005	2004
Notional amount of derivatives
Interest rate swaps
Noncancelable	$14,672	$14,727	$21,013
Cancelable by counterparty	15,440	16,231	20,745
Cancelable by the Bank	—	—	12,124

	30,112	30,958	53,882

Interest rate caps	100	100	625
Mortgage delivery commitments	30	36	23
Forward settlement agreements	29	37	—

Total notional amount	$30,271	$31,131	$54,530

     We record derivatives on the statements of condition at fair value. After netting the fair market values and accrued interest of the derivative instruments by counterparty, we classify positive counterparty balances as derivative assets and negative counterparty balances as derivative liabilities. Derivative assets represent our maximum credit risk to counterparties, and derivative liabilities represent the exposures of counterparties to us. Substantially all of the net estimated fair value gains and losses on our derivative contracts are offset by net hedging fair value adjustment losses and gains or other book value adjustments on the related hedged items.
     The notional amount of derivatives declined during 2005 primarily as a result of the discontinuance of our mortgage loan hedging strategy. For additional discussion on the discontinuance of this hedging strategy see our “Overview” at page 74 and “Mortgage Finance Typical Funding Structures” at page 151.

     The following table categorizes the notional amount and the estimated fair value of derivative financial instruments, excluding accrued interest, by product and type of accounting treatment. The category fair value represents hedges that qualify for fair value hedge accounting. The category economic represents hedge strategies that do not qualify for hedge accounting. Amounts at March 31, 2006, December 31, 2005, and December 31, 2004 were as follows (dollars in millions):

	March 31,		December 31,
	2006		2005		2004
		Estimated		Estimated		Estimated
	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value
Advances
Fair value	$11,161	$50	$10,736	$(52)	$10,152	$(345)
Economic	500		907	(6)	914	(21)
Mortgage Assets
Mortgage loans
Economic	—	—	—	—	12,424	123
Mortgage-backed securities
Economic	108	—	109	—	342	—
Mortgage delivery commitment derivatives
Economic	59	—	73	—	23	—
Investments
Fair value	—	—	250	—	614	(16)
Consolidated obligations
Bonds
Fair value	17,428	(433)	19,041	(386)	28,259	(258)
Economic	1,015	—	15	(1)	1,265	—
Discount notes
Fair value	—	—	—	—	537	(1)

Total notional and fair value	$30,271	$(383)	$31,131	$(445)	$54,530	$(518)

Total derivatives, excluding accrued interest		(383)		(445)		(518)
Accrued interest		74		84		127

Net derivative balance		$(309)		$(361)		$(391)

Net derivative assets		26		18		51
Net derivative liabilities		(335)		(379)		(442)

Net derivative balance		$(309)		$(361)		$(391)

     At March 31, 2006, December 31, 2005, and December 31, 2004, we had one callable bond with a par amount of $15 million that contains an embedded derivative that has been bifurcated from its host. The fair value of this embedded derivative is presented on a combined basis with the host contract and not included in the above table. The fair value of the embedded derivative was a liability of $0.6 million, $0.3 million, and $0.1 million at March  31, 2006, December 31, 2005, and December 31, 2004.

Liquidity Risk
     Liquidity risk is the risk that we will be unable to meet our obligations as they come due or meet the credit needs of our members and housing associates in a timely and cost efficient manner. Day-to-day and contingency liquidity objectives are designed to protect our financial strength and to allow us to withstand market disruption. To achieve this objective, we establish liquidity management requirements and maintain liquidity in accordance with Finance Board regulations and our own liquidity policy. The Bank’s Asset-Liability Committee provides oversight of liquidity risk management by reviewing and approving liquidity management strategies. Our liquidity risk management process is based on ongoing calculations of net funding requirements, which are determined by analyzing future cash flows based on assumptions of the expected behavior of members and our assets, liabilities, capital stock, and derivatives. See “Liquidity” beginning on page 113 for additional detail of our liquidity management.
     Another factor which will affect the Bank’s ability to manage its liquidity is the pending change in the Federal Reserve Board’s payment systems policy. In September 2004, the Federal Reserve Board announced that it revised its Policy Statement on Payments System Risk concerning interest and principal payments on securities issued by government-sponsored enterprises and certain international organizations. See “Changes in Federal Reserve Bank Policy Statement on Payments System” at page 136 for additional detail.
Credit Risk
     We define credit risk as the potential that our borrowers or counterparties will fail to meet their obligations in accordance with agreed upon terms. The Bank’s primary credit risks arise from our ongoing lending, investing, and hedging activities. Our overall objective in managing credit risk is to operate a sound credit granting process and to maintain appropriate credit administration, measurement, and monitoring practices.
     The Board of Directors establishes our credit risk philosophy by regularly reviewing our credit policies, positions, and compliance reports. Senior management has ultimate responsibility for day to day credit risk management and has established the Credit Committee to oversee and approve credit risk management strategies. The Credit Committee also reviews credit risks to verify that they are appropriately identified, measured, and managed.

     Advances
     We engage in secured lending activities with eligible borrowers. Credit risk arises from the possibility that the collateral pledged to us is insufficient to cover the obligations of a borrower in default.
     We manage credit risk by securing borrowings with sufficient collateral acceptable to us, monitoring borrower creditworthiness through internal and independent third-party analysis, and performing collateral review and valuation procedures to verify the sufficiency of pledged collateral. We are required by law to make advances solely on a secured basis and have never experienced a credit loss on an advance since our inception. Based upon the collateral held as security and prior repayment history, we do not believe an allowance for credit losses on advances is necessary at this time.
     At March 31, 2006 and December 31, 2005, two borrowers had outstanding advances greater than $1 billion. At December 31, 2004, four borrowers had outstanding advances greater than $1 billion. These advance holdings represented approximately 13 percent of the total par value of advances outstanding at March 31, 2006 and December 31, 2005 compared with 33 percent at December 31, 2004. For further discussion on our largest borrowers of advances, see “Advances” on page 102.
     We assign discounted values to collateral pledged to the Bank based on its relative risk. At March 31, 2006, borrowers reported $58 billion of collateral (net of applicable discount or margin factors) to support $22 billion of advances and other activities with the Bank. At December 31, 2005, borrowers reported $56 billion of collateral (net of applicable discount or margin factors) to support $22 billion of advances and other activities and at December 31, 2004, borrowers reported $48 billion of collateral to support $27 billion of advances and other activities. Borrowers pledge collateral in excess of their collateral requirement mainly to demonstrate liquidity and to borrow in the future.
     The following table shows the dollar and percentage composition (net of applicable discount and margin factors) of collateral pledged to the Bank at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in billions):

	March 31,		December 31,
	2006		2005		2004
Collateral Type	Dollars	Percent	Dollars	Percent	Dollars	Percent
Residential mortgage loans	$36.4	62.7%	$35.1	62.5%	$28.0	58.9%
Other real estate related collateral	14.2	24.4	13.5	24.0	12.1	25.5
Investment securities/ insured loans	6.7	11.6	6.9	12.3	6.9	14.5
Secured small business, small farm, and small agribusiness loans	.7	1.3	0.7	1.2	0.5	1.1

Total collateral	$58.0	100.0%	$56.2	100.0%	$47.5	100.0%

     Mortgage Assets
     Mortgage asset credit risk is the risk that we will not receive timely payments of principal and interest due from mortgage borrowers because of borrower defaults. Credit risk on mortgage assets is affected by numerous characteristics, including loan type, down-payment amount, borrower’s credit history, and other factors such as home price appreciation. We are exposed to mortgage asset credit risk through our participation in the MPF program and certain investment activities.
We manage the credit risk on mortgage loans acquired in the MPF program by
•	using agreements to establish credit risk sharing responsibilities between the Bank and participating members. The credit risk sharing includes payment of monthly credit enhancement fees by the Bank to our members.

•	monitoring the performance of the mortgage loan portfolio and creditworthiness of participating members.

•	establishing prudent credit loss reserves to reflect management estimates of probable credit losses inherent in the portfolio.

•	establishing retained earnings to absorb unexpected losses that are in excess of credit loss reserves resulting from stress conditions.
     Our management of credit risk in the MPF program involves several layers of legal loss protection that are defined in agreements among us and our participating members. Though the nature of these layers of loss protection differs slightly amongst the MPF products we offer, each product contains similar credit risk structures. For conventional loans, the credit risk structure contains the following layers of loss protections in order of priority:
•	Homeowner equity.

•	Primary Mortgage Insurance (PMI) for all loans with home owner equity of less than 20 percent of the original purchase price or appraised value.

•	FLA established by the Bank. FLA is a memorandum account for tracking losses. Such losses are either recoverable from future payments of monthly base and performance based credit enhancement fees to the member or absorbed by the Bank, depending on the MPF product.

•	Credit enhancements (including any supplemental mortgage insurance (SMI)) provided by participating members. The size of the participating member’s credit enhancement is calculated so that any losses in excess of the FLA are limited to those of an investor in a mortgage-backed security that is rated the equivalent of AA by a nationally recognized statistical rating organization. To cover losses equal to all or a portion of the credit enhancement amount, participating members are required to either collateralize their credit enhancement obligations or to purchase SMI from a highly rated mortgage insurer for the benefit of the Bank (except that losses generally classified as special hazard losses are not covered by SMI).

•	Losses greater than credit enhancements provided by members are the responsibility of the Bank.

     We offer a variety of MPF products to meet the differing needs of our members. The Bank allows participating members to select the products they want to use. These products include Original MPF, MPF 100, MPF 125, MPF Plus, and Original MPF FHA/VA. The Bank is permitted by regulation to hold assets acquired from or through members by means of either a purchase or a funding transaction. General product descriptions are highlighted below.
(1)	Original MPF. Members sell closed loans to the Bank under Original MPF. Original MPF’s first layer of losses is applied to an FLA and absorbed by the Bank. The member then provides a second loss credit enhancement up to AA rating equivalent and loan losses beyond the first two layers are absorbed by the Bank.

(2)	MPF 100. Members originate MPF 100 loans as agent for the Bank and the loans are funded and owned by the Bank. This process is commonly known as table funding. This is the only product that requires or allows the member to originate loans as agent for the Bank. MPF 100’s first layer of losses is applied to an FLA and is recoverable from the performance based credit enhancement fee payable to the member after three years. The member then provides a second loss credit enhancement up to AA rating equivalent and loan losses beyond the first two layers are absorbed by the Bank.

(3)	MPF 125. Members sell closed loans to the Bank under MPF 125. MPF 125’s first layer of losses is applied to an FLA and is recoverable from the performance based credit enhancement fee payable to the member. The member then provides a second loss credit enhancement up to AA rating equivalent and loan losses beyond the first two layers are absorbed by the Bank.

(4)	MPF Plus. Members sell closed loans in bulk to the Bank under MPF Plus. MPF Plus’ first layer of losses is applied to an FLA equal to a specified percentage of loans in the pool at the sale date and is recoverable from the performance based credit enhancement fee payable to the member. The member acquires a SMI policy to cover second layer losses that exceed the deductible (FLA) of the SMI policy. Additional losses beyond the FLA and SMI coverage and up to AA rating equivalent will be paid by the member’s credit enhancement amount, if any. Any losses that exceed the credit enhancement amount will be absorbed by the Bank. The amount of credit enhancement provided by supplemental mortgage insurers was $245.5 million and $257.0 million at March 31, 2006 and December 31, 2005.

(5)	Original MPF FHA/VA. Members sell closed loans to the Bank under Original MPF FHA/VA. Original MPF FHA/VA’s mortgage loans are guaranteed by the U.S. government, while the member is responsible for all unreimbursed servicing expenses.

     The following table provides a comparison of the MPF products:

			Average PFI
			Credit
			Enhancement	Base and		Additional
		PFI Credit	Amount as	Performance		Credit
		Enhancement	Percent of	Based Credit	Credit	Enhancement
Product	MPF Bank	Size	Master	Enhancement	Enhancement	Fee to	Servicing
Name	FLA Size	Description	Commitment[1]	Fee to PFI	Fee Offset[2]	PFI[3]	Fee to PFI
(1) Original MPF	3 to 6 basis points per year based on the remaining unpaid principal balance	Equivalent to AA	2.96%	8 to 11 basis points per year paid monthly	No	0 to 5.0 basis points per year paid monthly	25 basis points per year

(2) MPF 100	100 basis points fixed based on the size of the loan pool at closing	After FLA to AA	0.78%	7 to 11 basis points per year paid monthly	Yes—after 3 years	0 to 5.0 basis points per year paid monthly	25 basis points per year

(3) MPF 125	100 basis points fixed based on the size of the loan pool at closing	After FLA to AA	1.28%	7 to 10 basis points per year paid monthly	Yes	0 to 5.0 basis points per year paid monthly	25 basis points per year

(4) MPF Plus[4]	Sized to equal expected losses	0 to 20 basis points after FLA and supplemental mortgage insurance	1.36%	6.5 to 8.5 basis points per year fixed plus 8.0 to 10.0 basis points per year performance based (delayed for 1 year); all paid monthly	Yes — performance based only	0 to 5.15 basis points per year paid monthly	25 basis points per year

(5) Original MPF FHA/VA	NA	Unreimbursed servicing expenses	NA	2 basis points per year paid monthly	No	0 to 5.0 basis points per year paid monthly	44 basis points per year

[1]	MPF Program Master Commitments participated in or held by the Bank as of March 31, 2006.

[2]	Future payouts of performance based credit enhancement fees are reduced when losses are allocated to the FLA.

[3]	Additional credit enhancement fee is fixed and cannot be reduced when losses are allocated to FLA. The additional credit enhancement fee does not relate to any residual credit risk in the underlying mortgages in the MPF program. For a discussion of the additional credit enhancement fee, see “Item 7 — Certain Relationships and Related Party Transactions” at page 200.

[4]	PFI credit enhancement amount includes SMI policy coverage.
     The FLA is a memorandum account which is a record-keeping mechanism we use to track the amount of losses for which the Bank could have a potential loss exposure (before the member’s credit enhancement is used to cover losses). The table on page 165 provides information on potential exposure related to the FLA for each MPF product. The FLA is not funded by the Bank or the participating member. Reductions in the amount of base or performance based credit enhancement fees paid to the participating member offset any losses incurred by the Bank, up to the limit of the FLA, except for the Original MPF product. The Bank maintains the first loss account for each master commitment. Losses in excess of a participating member’s first loss account have been negligible since the inception of the MPF program.
     The following table presents activity in the FLA memorandum account at December 31, 2005 and 2004 (dollars in millions):

	March 31,	December 31,
	2006	2005	2004
Balance, beginning of period	$91	$88	$74

Additions due to loan purchases	1	3	14
Deductions due to loss on sale of property	—	—	—

Balance, end of period	$92	$91	$88

     PFIs are paid credit enhancement fees as an incentive to minimize credit losses and share in the risk on MPF loans, and to pay for SMI. These fees are paid monthly and are determined based on the remaining principal balance of the MPF loans. The amount of the required credit enhancement fee may vary depending on the MPF products selected. Credit enhancement fees are recorded as a reduction to mortgage loan interest income. The Bank also pays performance based credit enhancement fees which are based on actual performance of the mortgage loans. In general, base or performance based fees are net of cumulative unrecovered losses paid by the Bank. To the extent that losses in the current month exceed base or performance based credit enhancement fees accrued, the remaining losses are recovered from future base or performance based credit enhancement fees payable to the member. The Bank recorded credit enhancement fees of $6.0 million and $7.1 million for the three months ended March 31, 2006 and 2005. We recorded credit enhancement fees of $26.9 million, $29.7 million, and $16.2 million for the years ending December 31, 2005, 2004, and 2003. Our liability for credit enhancement fees was $9.6 million, $10.0 million, and $11.2 million at March  31, 2006, December 31, 2005, and December 31, 2004.

     The Bank’s MPF loan portfolio contains loans guaranteed by the VA and FHA, and others that do not have such guarantee but have a credit risk protection in the form of PMI, FLA, SMI, and credit enhancement provided by the PFI. Any loss in excess of PMI, FLA, SMI, and credit enhancement is the responsibility of the Bank. If every loan in the portfolio were to default and the properties securing the loans had zero value, the amount of credit losses not recoverable from VA and FHA (including servicer paid losses not covered by the FHA or VA), PMI, FLA, SMI, and PFI credit enhancement coverage would be $11.5 billion, $11.7 billion, and $14.5 billion at March 31, 2006, December 31, 2005, and December 31, 2004.
     The following table presents our MPF portfolio by product type at December 31, 2005 and 2004 at par value (dollars in billions):

	March 31,		December 31,
	2006		2005		2004
Product Type	Dollars	Percent	Dollars	Percent	Dollars	Percent
Original MPF	$0.1	1.0%	$0.1	0.8%	$—	—%
MPF 100	0.2	1.2	0.2	1.5	0.2	1.3
MPF 125	0.9	7.3	0.9	6.9	0.6	3.9
MPF Plus	10.9	85.4	11.2	85.5	13.5	88.2

Total conventional loans	12.1	94.9	12.4	94.7	14.3	93.4

Government-insured loans	0.6	4.6	0.6	4.5	0.9	5.9

Total mortgage loans	12.7	99.5	13.0	99.2	15.2	99.3

MPF shared funding recorded in investments	0.1	0.5	0.1	0.8	0.1	0.7

Total MPF related assets	$12.8	100.0%	$13.1	100.0%	$15.3	100.0%

     The MPF shared funding certificates included in the preceding table are mortgage-backed certificates created from conventional conforming mortgages using a senior/subordinated tranche structure. The Bank’s investment is recorded in held-to-maturity securities. This program is discussed in “Investments” on page 27. The following table shows our shared funding certificates and credit ratings at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in millions).

	March 31,	December 31,
Credit Rating	2006	2005	2004
AAA	$65	$67	$88
AA	2	2	3

Total MPF Shared Funding Certificates	$67	$69	$91

     At March 31, 2006, December 31, 2005, and December 31, 2004, we held mortgage loans acquired from Wells Fargo amounting to $11.1 billion, $11.5 billion, and $13.8 billion. At March 31, 2006 and December 31, 2005, these loans represented 88 percent of total mortgage loans at par value compared with 91 percent at December 31, 2004. The loans are primarily MPF Plus and government-insured loans.
     We also manage the credit risk on our mortgage loan portfolio by monitoring portfolio performance and the creditworthiness of our participating members. All loans purchased by the Bank must comply with underwriting guidelines which follow standards generally required in the secondary mortgage market. The MPF guides set forth the eligibility standards for MPF loans. PFIs are free to use an approved automated underwriting system or to underwrite MPF loans manually when originating or acquiring loans, though the loans must meet MPF program underwriting and eligibility guidelines outlined in the MPF Origination Guide. In some circumstances, a PFI may be granted a waiver exempting it from complying with specified provisions of the MPF guides, such as documentation waivers.
     The following is a partial list of current underwriting and eligibility guidelines with respect to MPF loans:
•	Loans must be conforming loan size which is established annually as required by the AMA regulation and may not exceed the loan limits permitted to be set by the Office of Federal Housing Enterprise Oversight each year. For most properties, this limit was $417,000 in 2006, $359,650 in 2005, and $333,700 in 2004 for a single family home. For properties in Alaska, Guam, Hawaii, or the Virgin Islands the limit was $625,500 in 2006, $539,475 in 2005, and $500,500 in 2004.

•	Loans must be fixed-rate, fully-amortizing loans with terms from five to 30 years.

•	Loans must be secured by first liens on residential owner-occupied primary residences and second homes. Primary residences may be up to four units.

•	Condominium, planned-unit development, and manufactured homes are acceptable property types as are mortgages on leasehold estates. Manufactured homes must be on land owned in fee simple by the borrower.

•	Loans may have a maximum 95 percent loan-to-value ratio (LTV) except for government MPF loans which may not exceed the LTV limits set by FHA and VA.

•	MPF loans with LTVs greater than 80 percent require certain amounts of PMI from an approved PMI company with a claims paying ability of least AA by Standard & Poor’s.

•	Loans must be recently originated with no more than five scheduled payments made by the borrowers (unseasoned loans).

•	The PFI obtains credit reports and credit scores for each borrower. For borrowers with no credit score, alternative verification of credit is permitted.

•	The PFI analyzes the borrower’s debt ratios and verifies income and source of funds, unless otherwise allowed by the MPF guides.

•	The PFI obtains a property appraisal.

•	The borrower must have customary property or hazard insurance and flood insurance, if applicable, from insurers acceptably rated as detailed in the MPF guides.

•	The PFI obtains title insurance or, in those areas where title insurance is not customary, an attorney’s opinion of title.

•	The mortgage documents, mortgage transaction, and mortgaged property must comply with all applicable laws and loans must be documented using standard Fannie Mae or Freddie Mac uniform instruments.

•	Loans that are not ratable by a rating agency are not eligible for delivery under the MPF program.

•	Loans that are classified as high cost, high rate, high risk, Home Ownership and Equity Protection Act (HOEPA) loans, or loans in similar categories defined under predatory-lending or abusive-lending laws are not eligible for delivery under the MPF program.
     In addition to the underwriting guidelines, the MPF guides contain MPF program policies which include anti-predatory-lending policies, eligibility requirements for PFIs such as insurance requirements and annual certification requirements, and loan documentation and custodian requirements. The guides also detail the PFI’s servicing duties and responsibilities for reporting, remittances, default management, and disposition of properties acquired by foreclosure or deed in lieu of foreclosure.
     Hurricane Katrina struck Louisiana, Mississippi, Alabama, and surrounding areas on August 29, 2005. As of March 31, 2006 and December 31, 2005, the Bank held approximately $42.1 million and $44.7 million of conventional MPF Loans with properties located in the Individual Assistance areas as designated by Federal Emergency Management Agency (FEMA). The Federal Home Loan Bank of Chicago authorized PFIs to provide special relief provisions to borrowers of conventional MPF Loans affected by Hurricane Katrina. These relief provisions authorize PFIs to suspend mortgage payments for the months of September, October, and November 2005 on the Bank’s loans whose borrowers qualify for individual assistance from FEMA. During this three month period, PFIs were expected to complete an assessment of each delinquent mortgage loan in the affected areas to determine the appropriate action that best fits the borrower’s circumstances.
     Based upon the information available and credit enhancements in place, the Bank determined that a special reserve for these loans was not necessary at March 31, 2006. We continue to closely monitor and assess delinquency levels and the potential loss exposure related to Hurricane Katrina and other natural disasters.

     The following table shows portfolio characteristics of the conventional loan portfolio at March 31, 2006 and December 31, 2005 and 2004. Portfolio concentrations are calculated based on unpaid principal balances.

	March 31,	December 31,
	2006	2005	2004
Portfolio Characteristics

Regional concentration[1]
Midwest	34.3%	33.9%	32.0%
West	20.5%	20.8%	22.4%
Southeast	16.3%	16.4%	17.0%
Southwest	16.2%	16.1%	15.5%
Northeast	12.7%	12.8%	13.1%

State concentration
Minnesota	12.9%	12.8%	12.0%
California	10.6%	10.8%	11.8%
Illinois	6.0%	5.9%	6.1%
Iowa	5.0%	4.8%	3.5%
Texas	4.1%	4.1%	4.0%

Weighted average FICO (register mark) score at origination[2]	733	733	731
Weighted average loan-to-value at origination	69%	69%	69%

Average loan amount at origination	$159,590	$159,778	$161,979

Original loan term
Less than or equal to 15 years	27%	27%	30%
Greater than 15 years	73%	73%	70%

[1]	Midwest includes IA, IL, IN, MI, MN, ND, NE, OH, SD, and WI.

West includes AK, CA, Guam, HI, ID, MT, NV, OR, WA, and WY.

Southeast includes AL, District of Columbia, FL, GA, KY, MD, MS, NC, SC, TN, VA, and WV.

Southwest includes AR, AZ, CO, KS, LA, MO, NM, OK, TX, and UT.

Northeast includes CT, DE, MA, ME, NH, NJ, NY, PA, Puerto Rico, RI, U.S. Virgin Islands, and VT.

[2]	FICO (register mark) is a widely used credit industry model developed by Fair, Isaac, and Company, Inc. to assess borrower credit quality with scores ranging from a low of 300 to a high of 850.
     We monitor the loan characteristics because they can be strong predictors of credit risk. For example, local economic conditions affect borrowers’ ability to repay loans and the value of the underlying collateral. Geographic diversification helps reduce mortgage credit risk at the portfolio level. Higher FICO (register mark) scores generally indicate a lower risk of default while lower scores can indicate a higher default risk. The likelihood of default and the gross severity of a loss in the event of default are typically lower as loan-to-value ratios decrease.

     We monitor the delinquency levels of our mortgage loan portfolio on a monthly basis. A summary of our delinquencies at March 31, 2006 follows (dollars in millions):

	Unpaid Principal Balance
		Government-
	Conventional	Insured	Total
30 days	$66	$14	$80
60 days	14	3	17
90 days	5	1	6
Greater than 90 days	3	2	5
Foreclosures and bankruptcies	58	9	67

Total delinquencies	$146	$29	$175

Total mortgage loans outstanding	$12,105	$590	$12,695

Delinquencies as a percent of total mortgage loans	1.2%	4.9%	1.4%

Delinquencies 90 days and greater plus foreclosures and bankruptcies as a percent of total mortgage loans	0.6%	2.0%	0.6%

     A summary of our delinquencies at December 31, 2005 follows (dollars in millions):

	Unpaid Principal Balance
		Government-
	Conventional	Insured	Total
30 days	$99	$28	$127
60 days	21	7	28
90 days	7	3	10
Greater than 90 days	4	3	7
Foreclosures and bankruptcies	62	8	70

Total delinquencies	$193	$49	$242

Total mortgage loans outstanding	$12,375	$623	$12,998

Delinquencies as a percent of total mortgage loans	1.6%	7.9%	1.9%

Delinquencies 90 days and greater plus foreclosures and bankruptcies as a percent of total mortgage loans	0.6%	2.2%	0.7%

     A summary of our delinquencies at December 31, 2004 follows (dollars in millions):

	Unpaid Principal Balance
		Government-
	Conventional	Insured	Total
30 days	$108	$35	$143
60 days	17	9	26
90 days	7	2	9
Greater than 90 days	3	1	4
Foreclosures and bankruptcies	40	9	49

Total delinquencies	$175	$56	$231

Total mortgage loans outstanding	$14,287	$881	$15,168

Delinquencies as a percent of total mortgage loans	1.2%	6.4%	1.5%

Delinquencies 90 days and greater plus foreclosures and bankruptcies as a percent of total mortgage loans	0.3%	1.4%	0.4%

     We place any conventional mortgage loan that is 90 days or more past due on nonaccrual status, meaning interest income on the loan is not accrued and any cash payments received are applied as interest income and a reduction of principal. A government-insured loan that is 90 days or more past due is not placed on nonaccrual status because of the (1) U.S. government guarantee of the loan and (2) contractual obligation of the loan servicer.
     The Bank has established an allowance for credit losses to reflect management estimates of most likely credit losses inherent in the portfolio. We also manage credit risk by establishing retained earnings to absorb unexpected losses, in excess of the allowance, that may arise from stress conditions. The allowance for credit losses on mortgage loans totaled $0.8 million at March 31, 2006, December 31, 2005, and December  31, 2004. Periodically, the Credit Committee reviews the adequacy of the allowance for credit losses on mortgage loans and takes into consideration both quantitative and qualitative factors, including historical net charge-off levels for similar assets and adjustments for changes based on current market conditions. Management periodically reports the status of the allowance for credit losses on mortgage loans to the Board of Directors. Management believes the Bank has policies and practices in place to manage this credit risk appropriately.
     Our charge-off activity has historically been small relative to the loan and allowance balances as our mortgage loan portfolio is a relatively new portfolio. However, as the portfolio continues to season, we expect increased charge-off activity. During the fourth quarter of 2004, we changed our method of estimating loan losses to be based more on actual portfolio performance rather than the performance of our peer group and to consider member credit enhancements. As a result of this change in estimate, the Bank recorded a $5.0 million decrease to its provision for credit losses on mortgage loans in the fourth quarter of 2004.

     The allowance for credit losses on mortgage loans was as follows for the three months ended March 31, 2006 and 2005 and for the years ended December 31, 2005, 2004, and 2003 (dollars in thousands):

	Three Months Ended		Year Ended
	March 31,		December 31,
	2006	2005	2005	2004	2003
Balance, beginning of year	$763	$760	$760	$5,906	$3,255

Charge-offs	—	—	—	(111)	(53)
Recoveries	—	3	3	13	—

Net recoveries (charge-offs)	—	3	3	(98)	(53)

(Reversal of) provision for credit losses	—	—	—	(5,048)	2,704

Balance, end of period	$763	$763	$763	$760	$5,906

     For additional discussion, see “Mortgage Loans” on page 106. The increase in the allowance for credit losses during 2003 is consistent with the significant increase in mortgage loans held for portfolio due to expanded acquisition of loans through the MPF program.
     As part of the mortgage portfolio, we also invest in mortgage-backed securities. Finance Board regulations allow us to invest in securities guaranteed by the U.S. government, government-sponsored housing enterprises, and other mortgage-backed securities that are rated Aaa by Moody’s, AAA by S&P, or AAA by Fitch on the purchase date. We are exposed to credit risk to the extent that these investments fail to perform adequately. We do ongoing analysis to evaluate the investments and creditworthiness of the issuers, trustees, and servicers for potential credit issues.

     At March 31, 2006, we owned $4.9 billion of mortgage-backed securities that were guaranteed by the U.S. government or issued by government-sponsored housing enterprises. In addition, we had $0.2 billion of other mortgage-backed securities that were rated AAA by an NRSRO. At December 31, 2005, we owned $4.7 billion of mortgage-backed securities that were guaranteed by the U.S. government or issued by government-sponsored housing enterprises. In addition, we had $0.2 billion of other mortgage-backed securities that were rated AAA by an NRSRO. At December 31, 2004, we owned $3.3 billion of mortgage-backed securities that were guaranteed by the U.S. government or issued by government-sponsored housing enterprises. In addition, we had $0.4 billion of other mortgage-backed securities that were rated AAA by an NRSRO. We have participated in the MPF shared funding program that has periodically created mortgage-backed certificates. See further discussion of these mortgage-backed certificates in “Mortgage Assets” on page 163.
     The Bank also invests in state housing finance agency bonds. At March 31, 2006, we had $5.6 million of state agency bonds rated AA or higher compared with $6.9 million at December 31, 2005 and $10.0 million at December 31, 2004.
     Investments
     We maintain an investment portfolio to provide liquidity and promote asset diversification. Finance Board regulations and policies adopted by the Board of Directors limit the type of investments we may purchase.
     We invest in short-term instruments as well as obligations of government-sponsored enterprises and other FHLBanks for liquidity purposes. The primary credit risk of these investments is the counterparties’ ability to meet repayment terms. We establish unsecured credit limits to counterparties based on the credit quality, capital levels, and asset levels of the counterparty as well as the capital level of the Bank. Because the investments are transacted with highly rated counterparties, the credit risk is low; accordingly, we have not set aside specific reserves for our investment portfolio. We do, however, maintain a level of retained earnings to absorb any unexpected losses that may arise from stress conditions.

     The largest unsecured exposure to any single short-term counterparty excluding government-sponsored enterprises was $300 million at March 31, 2006 and December 31, 2005 and $215 million at December 31, 2004. The following tables show our unsecured credit exposure to investment counterparties (including accrued interest receivable) at March 31, 2006, December 31, 2005, and December 31, 2004 (dollars in millions):

	March 31, 2006
	Certificates of	Commercial	Overnight	Term	Other
Credit Rating[1]	Deposit	Paper	Fed Funds	Fed Funds	Obligations[2]	Total
AAA	$—	$—	$—	$—	$547	$547
AA	301	70	875	251	—	1,497
A	211	—	1,450	100	—	1,761

Total	$512	$70	$2,325	$351	$547	$3,805

	December 31, 2005
	Certificates of	Commercial	Overnight	Term	Other
Credit Rating[1]	Deposit	Paper	Fed Funds	Fed Funds	Obligations[2]	Total
AAA	$—	$299	$—	$—	$555	$854
AA	—	299	1,130	—	—	1,429
A	638	149	1,761	95	—	2,643

Total	$638	$747	$2,891	$95	$555	$4,926

	December 31, 2004
	Certificates of	Commercial	Overnight	Term	Other
Credit Rating[1]	Deposit	Paper	Fed Funds	Fed Funds	Obligations[2]	Total
AAA	$—	$210	$—	$—	$1,169	$1,379
AA	75	170	270	—	—	515
A	—	100	305	—	—	405

Total	$75	$480	$575	$—	$1,169	$2,299

[1]	Credit rating is the lowest of Standard & Poor’s, Moody’s, and Fitch ratings stated in terms of the Standard & Poor’s equivalent.

[2]	Other obligations represent obligations in government-sponsored enterprises and other FHLBanks.

     Derivatives
     Most of our hedging strategies use over-the-counter derivative instruments that expose us to counterparty credit risk because the transactions are executed and settled between two parties. When an over-the-counter derivative has a market value above zero, the counterparty owes that value to the Bank over the remaining life of the derivative. Credit risk arises from the possibility the counterparty will not be able to fulfill its commitment to pay the amount owed to us.
     We use the following techniques to manage counterparty credit risk related to derivatives:
•	Transacting with highly rated derivative counterparties according to Board-approved credit standards.

•	Using master netting and bilateral collateral agreements.

•	Monitoring counterparty creditworthiness through internal and external analysis.

•	Managing credit exposures through collateral delivery.

•	Calculating market values for all derivative contracts at least monthly and verifying reasonableness by checking those values against independent sources.

•	Establishing retained earnings to absorb unexpected losses resulting from stress conditions.
     As a result of these risk mitigation initiatives, management does not anticipate any credit losses on our derivative agreements, and has accordingly set aside no specific reserves for derivative counterparty exposures.
     Excluding mortgage delivery commitments that were fully collateralized, we had 26 active derivative counterparties at March 31, 2006, 25 at December 31, 2005, and 22 at December 31, 2004, most of which were large highly rated banks and broker-dealers. At March 31, 2006, December 31, 2005, and December 31, 2004, five counterparties represented approximately 53 percent, 55 percent, and 59 percent, respectively, of the total notional amount of outstanding derivative transactions, and all five had a credit rating of A or better. At March 31, 2006, one counterparty with an AA credit rating, HSBC Bank USA, N.A., represented $15.7 million or approximately 61 percent of our net derivatives exposure after collateral. At December 31, 2005, one counterparty with an AA credit rating, HSBC Bank USA, N.A., represented $9.9 million or approximately 54 percent of our net derivatives exposure after collateral. At December 31, 2004, one counterparty with an A credit rating, Bear Stearns Capital Markets Inc., represented $2.3 million or approximately 54 percent of our net derivatives exposure after collateral. In addition, we had mortgage delivery commitment derivatives with notional amounts of $30 million at March 31, 2006 compared with $36 million at December 31, 2005 and $23 million at December 31, 2004. Participating members are assessed a fee for failing to fulfill their mortgage delivery commitments.

     The following tables show our derivative counterparty credit exposure at March 31, 2006, December 31, 2005, and December 31, 2004 excluding mortgage delivery commitments and after applying netting agreements and collateral (dollars in millions):

	March 31, 2006
			Total	Value	Exposure
Credit	Active	Notional	Exposure at	of Collateral	Net of
Rating[1]	Counterparties	Amount[2]	Fair Value[3]	Pledged	Collateral[4]
AAA	3	$2,513	$—	$—	$—
AA	15	13,649	25	—	25
A	8	14,078	1	—	1

Total	26	$30,240	$26	$—	$26

	December 31, 2005
			Total	Value	Exposure
Credit	Active	Notional	Exposure at	of Collateral	Net of
Rating[1]	Counterparties	Amount[2]	Fair Value[3]	Pledged	Collateral[4]
AAA	3	$2,723	$—	$—	$—
AA	14	15,099	18	—	18
A	8	13,273	—	—	—

Total	25	$31,095	$18	$—	$18

	December 31, 2004
			Total	Value	Exposure
Credit	Active	Notional	Exposure at	of Collateral	Net of
Rating[1]	Counterparties	Amount[2]	Fair Value[3]	Pledged	Collateral[4]
AAA	3	$2,905	$—	$—	$—
AA	12	25,132	39	39	—
A	7	26,470	12	8	4

Total	22	$54,507	$51	$47	$4

[1]	Credit rating is the lower of the Standard & Poor’s, Moody’s, and Fitch ratings stated in terms of a Standard & Poor’s equivalent.

[2]	Notional amounts serve as a factor in determining periodic interest amounts to be received and paid and generally do not represent actual amounts to be exchanged or directly reflect our exposure to counterparty credit risk.

[3]	For each counterparty, this amount includes derivatives with a net positive market value including the related accrued interest receivable/payable (net).

[4]	Amount equals total exposure at fair value less value of collateral pledged as determined at the counterparty level.

Operational Risk
     Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, systems, or external events. Operational risk is inherent in all of our business activities and processes. Management has established policies and procedures to reduce the likelihood of operational risk and designed our annual risk assessment process to provide ongoing identification, measurement, and monitoring of operational risk. The Operations Risk Committee reviews risk assessment results and business unit recommendations regarding operational risk.
     Management reduces the risk of process and system failures by implementing internal controls designed to provide reasonable assurance that transactions are recorded in accordance with source documentation and by maintaining certain back-up facilities. In addition, management has developed and tested a comprehensive business continuity plan to restore mission critical processes and systems in a timely manner. The Bank’s Internal Audit Department also conducts independent operational and information system audits on a regular basis to ensure that adequate controls exist.
     We use various financial models and model output to quantify financial risks and analyze potential strategies. Management mitigates the risk of incorrect model output leading to inappropriate business decisions by benchmarking model results to independent sources and having third parties periodically validate critical models.
     The Bank is prepared to deliver services to customers in normal operating environments as well as in the presence of significant internal or external stresses.
     Despite the above policies and oversight, some operational risks are beyond our control, and the failure of other parties to adequately address their operational risk could adversely affect us.
Business Risk
     Business risk is the risk of an adverse impact on the Bank’s profitability resulting from external factors that may occur in both the short- and long-term. Business risk includes political, strategic, reputation, regulatory, and/or environmental factors, many of which are beyond our control. From time to time, proposals are made, or legislative and regulatory changes are considered, which could affect our status and cost of doing business. Our risk management committees regularly discuss business risk issues. We attempt to mitigate these risks through long-term strategic planning and through continually monitoring economic indicators and the external environment in which we operate.

Factors That May Affect Future Results
     Forward-looking statements in this registration statement include, among others, statements regarding the following:
•	Our expectation that the volume of purchases for the MPF program will continue to be at or below the relatively low level that was experienced during 2005.

•	Our belief that additional changes in the operations, policies, and strategies will result from the review by our Board of Directors that began in the summer of 2005.

•	Our ability to prevent additional control deficiencies related to SFAS 133 and our intention to implement measures to prevent such deficiencies.

•	Our ability to obtain new business opportunities from life insurance companies.

•	Our expectation that our advance portfolio will increase slightly in 2006.

•	Our expectation that Superior will not deliver additional whole mortgages to us in the near future, our belief that Superior’s actions will not have a material impact on our results of operations in the near future, and the expected consequences to our loan balances and net interest income arising from Superior’s decision.

•	Our ability to fund future liquidity and capital resource requirements.

•	Our ability to manage the risks associated with the mortgage loan program.

•	Our belief that our ability to raise funds in the capital markets will not be impaired by the recent adverse publicity surrounding certain individual FHLBanks, Freddie Mac, and Fannie Mae.

•	Our estimated capital expenditures in conjunction with the occupancy of our new headquarters and our ability to fund such expenditures with cash flows from operations.

•	Our belief that our policies and practices are sufficient to manage the mortgage asset credit risk.

•	Our expectation for increased charge-off activity in our mortgage loan portfolio.

     There can be no assurance that unanticipated risks will not materially and adversely affect our results of operations. For a description of some of the risks and uncertainties that could cause our actual results to differ materially from the expectations reflected in our forward-looking statements, see “Risk Factors” on page 45. You are cautioned not to place undue reliance on any forward-looking statements made by us or on our behalf. We take responsibility for any forward-looking statement only as of the date the statement was made. We undertake no obligation to update or revise any forward-looking statement.
Quantitative and Qualitative Disclosures About Market Risk
     See “Market Risk” beginning on page 142 and the sections referenced therein for Quantitative and Qualitative Disclosures about Market Risk.

ITEM 3–PROPERTIES
     The Bank rents approximately 47,000 square feet of office space at 907 Walnut Street, Des Moines, Iowa for the Member Finance and Mortgage Finance segments as well as the related shared support functions. We have executed a 20 year lease with an affiliate of Wells Fargo for approximately 40,000 square feet of office space in a new building currently being constructed one block east of our current headquarters. Construction of the new building began in mid-2004, and the Bank expects its new headquarters to be ready for occupancy no later than February 2007. Upon occupancy, we will vacate the office space currently being rented.
     We also maintain a leased off-site back-up facility with approximately 4,100 square feet in Urbandale, Iowa. Small offices are leased in Missouri and South Dakota for sales personnel.
ITEM 4–SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The Bank is a cooperative, which means that current members own nearly all of the outstanding capital stock of the Bank. Former members own the remaining capital stock to support business transactions still carried on the Bank’s statements of condition. Pursuant to the FHLBank Act, a majority of the directors of the Bank are elected by and from the membership. The Finance Board appoints the remaining directors. Members have no voting rights other than for the election of nonappointive directors. Each member is eligible to vote for the number of open director seats only in the state of its principal place of business. Each member may cast one vote for each share of capital stock that the member is required to hold, subject to a cap of the average number of shares of capital stock that all members located in that state are required to hold. This statutory limitation has the practical impact of preventing larger members from having an impact on director elections proportionate to their holdings. Membership is voluntary, and a member must give notice of intent to withdraw from membership. A member that withdraws from membership may not be readmitted to an FHLBank for a period of five years from the date its membership was terminated and it has divested all of its shares of capital stock.
     The Bank does not offer any compensation plan under which equity securities of the Bank are authorized for issuance. Ownership of the Bank’s capital stock is concentrated within the financial services industry and stratified across various institution types.

Membership
     The following tables present members holding 5 percent or more of the Bank’s outstanding capital stock (including mandatorily redeemable capital stock) at March 31, 2006, December 31, 2005, and December 31, 2004 (shares in thousands):

			Shares of
			Capital Stock
			Owned at	Percent of
			March	Total
Name	City	State	31, 2006	Capital Stock
Wells Fargo[1]	Minneapolis	MN	5,290	26.4%
Transamerica[2]	Cedar Rapids	IA	1,491	7.5%

			6,781	33.9%
All others			13,234	66.1%

Total capital stock			20,015	100.0%

[1]	Includes Superior Guaranty Insurance Company (5,101,000 shares) and Wells Fargo Bank, N.A. (189,000 shares).

[2]	Includes Transamerica Life Insurance Company (679,000 shares) and Transamerica Occidental Life Insurance Company (812,000 shares).

			Shares of
			Capital Stock
			Owned at	Percent of
			December	Total
Name	City	State	31, 2005	Capital Stock
Wells Fargo[1]	Minneapolis	MN	5,441	27.0%
Transamerica[2]	Cedar Rapids	IA	1,491	7.4%

			6,932	34.4%
All others			13,239	65.6%

Total capital stock			20,171	100.0%

[1]	Includes Superior Guaranty Insurance Company (5,252,000 shares) and Wells Fargo Bank, N.A. (189,000 shares).

[2]	Includes Transamerica Life Insurance Company (679,000 shares) and Transamerica Occidental Life Insurance Company (812,000 shares).

			Shares of
			Capital Stock
			Owned at	Percent of
			December	Total
Name	City	State	31, 2004	Capital Stock
Wells Fargo[1]	Minneapolis	MN	8,604	37.6%
Transamerica[2]	Cedar Rapids	IA	1,268	5.5

			9,872	43.1
All others			13,033	56.9

Total capital stock			22,905	100.0%

[1]	Includes Superior Guaranty Insurance Company (6,278,000 shares) and Wells Fargo Bank, N.A. (2,326,000 shares).

[2]	Includes Transamerica Life Insurance Company (679,000 shares) and Transamerica Occidental Life Insurance Company (589,000 shares).

     The majority of the Board of Directors is elected by and from the membership of the Bank. These elected directors serve as directors or officers of certain of our members and may have voting or investment power over the shares owned by such members. These directors may be deemed beneficial owners of the shares owned by their respective institutions. Each such director disclaims beneficial ownership of Bank capital stock held by the respective member institution. The following tables list the shares of the Bank’s capital stock (including mandatorily redeemable capital stock) owned by those members who had an officer or director serving on the Bank’s Board of Directors at March 31, 2006, December 31, 2005, or December 31, 2004 (shares in thousands):

			March 31,
Name	City	State	2006
Central Bancompany[1]	Jefferson City	MO	95
Excel Bank	Sedalia	MO	15
Alerus Financial	Grand Forks	ND	13
Midwest Bank	Detroit Lakes	MN	10
American Bank and Trust	Wessington Springs	SD	8
Security State Bank	Waverly	IA	4
Treynor State Bank	Treynor	IA	3
Janesville State Bank	Janesville	MN	3
Queen City Federal Savings Bank	Virginia	MN	3
Community Bank of Missouri	Richmond	MO	2
Maynard Savings Bank	Maynard	IA	2
Lake Bank (The)	Two Harbors	MN	2
Citizens Savings Bank	Hawkeye	IA	1

			161

Percent of total capital stock			0.8%

[1]	Twelve of our members are affiliate institutions under the common control of a single, non-member holding company, Central Bancompany. In the aggregate, the 12 member banks hold 95,000 shares of the Bank’s capital stock. One of the Bank’s directors, S. Bryan Cook, is an officer of both Central Bancompany and one of its affiliates, The First National Bank of St. Louis.

			December 31,
Name	City	State	2005
Central Bancompany[1]	Jefferson City	MO	94
Voyager Bank	Eden Prairie	MN	47
Alerus Financial	Grand Forks	ND	24
Excel Bank (formerly Community Bank of Pettis County)	Sedalia	MO	14
American Bank and Trust	Wessington Springs	SD	11
Security State Bank	Waverly	IA	4
Treynor State Bank	Treynor	IA	3
Janesville State Bank	Janesville	MN	3
Queen City Federal Savings Bank	Virginia	MN	3
Community Bank of Missouri	Richmond	MO	2
Maynard Savings Bank	Maynard	IA	2
Citizens Savings Bank	Hawkeye	IA	1

			208

Percent of total capital stock			1.0%

[1]	Twelve of our members are affiliate institutions under the common control of a single, non-member holding company, Central Bancompany. In the aggregate, the 12 member banks hold 94,000 shares of the Bank’s capital stock. One of the Bank’s directors, S. Bryan Cook, is an officer of both Central Bancompany and one of its affiliates, The First National Bank of St. Louis.

			December 31,
Name	City	State	2004
Voyager Bank	Eden Prairie	MN	52
Alerus Financial	Grand Forks	ND	38
Roundbank	Waseca	MN	26
Community Bank of Pettis County	Sedalia	MO	10
American Bank and Trust	Wessington Springs	SD	8
United Community Bank	Perham	MN	7
The Paris National Bank	Paris	MO	5
Security State Bank	Waverly	IA	4
American Savings, Inc.	Farmington	MN	3
Treynor State Bank	Treynor	IA	3
Maynard Savings Bank	Maynard	IA	2
Citizens Savings Bank	Hawkeye	IA	1
Community Bank of Missouri	Richmond	MO	1

			160

Percent of total capital stock			0.7%

ITEM 5–DIRECTORS AND EXECUTIVE OFFICERS
Directors
     The Board of Directors is responsible for monitoring our compliance with Finance Board regulations and establishing policies and programs that carry out our housing finance mission. The Board of Directors adopts, reviews, and oversees the implementation of policies governing our credit, investment, and funding activities. The Board of Directors also must adopt policies that manage our exposure to market, liquidity, credit, operational, and business risks.
     The FHLBank Act provides that a board of at least 14 directors govern each FHLBank. Historically, the Finance Board has appointed a minimum of six public-interest directors, including at least two of whom come from organizations with more than a two-year history of representing consumer or community interests in banking services, credit needs, housing, or other financial consumer products. As of July 7, 2006, the Finance Board had not yet named replacements to fill the three appointed directors’ seats for the term to have begun on January 1, 2006. In addition, the three appointed director’s seats for the term to have begun on January 1, 2005 have not been named. Two of the eight authorized appointed directorships are presently filled. The Bank cannot predict when or if the Finance Board will make these appointments to its Board of Directors.
     The remaining directors are elected by and from our member stockholders. Both elected and appointed directors serve three-year terms. If any person has been elected to three consecutive full terms as an elective director of the Bank and has served for all or part of each of the terms, the individual is not eligible for election to an elective directorship of the Bank for a term which begins earlier than two years after the expiration of the last expiring three year term. The GLB Act requires that each FHLBank’s Board of Directors elects a chair and vice chair from among its members to two-year terms.
     In October 2005, the Bank held elections to fill three director seats with terms expiring at the end of that year. Mr. Neil Fruechte, whose term as a director would have expired at the end of 2005, was re-elected for a three-year term that would have begun on January 1, 2006. On December 22, 2005 the Bank’s Board of Directors appointed Mr. Fruechte to serve as Acting President and Chief Executive Officer of the Bank to replace Patrick J. Conway, who stepped down from his position as President and Chief Executive Officer on December 22, 2005. Immediately prior to his appointment as Acting President and Chief Executive Officer, Mr. Fruechte resigned from the Bank’s Board of Directors. On January 12, 2006, the Bank’s Board of Directors elected Mr. Kevin Pietrini to fill the resulting director vacancy. Mr. Pietrini had previously served on the Board from January 1, 2005 to December 31, 2005. Mr. Fruechte stepped down as the Bank’s Acting President and Chief Executive Officer on May 31, 2006 upon the Board’s election of Richard S. Swanson as President and Chief Executive Officer of the Bank.

     The table below shows membership information for the Bank’s Board of Directors as of May 31, 2006:

		Elected or		Expiration of Current
Director	Age	Appointed	Director Since	Term As Director
Randy L. Newman (chair)	52	Elected	January 1, 1999	December 31, 2007
Michael K. Guttau (vice chair)	59	Elected	January 1, 2003	December 31, 2008
Louis K. Ahlemeyer	70	Elected	January 1, 1998	December 31, 2006
S. Bryan Cook	54	Elected	January 1, 2005	December 31, 2007
Gerald D. Eid	65	Appointed	January 23, 2004	December 31, 2006
Michael J. Finley	50	Elected	January 1, 2005	December 31, 2007
David R. Frauenshuh	62	Appointed	January 23, 2004	December 31, 2006
D.R. Landwehr	59	Elected	January 1, 2004	December 31, 2006
Clair J. Lensing	71	Elected	January 1, 2004	December 31, 2006
Dennis A. Lind	55	Elected	January 1, 2006	December 31, 2008
Kevin E. Pietrini[1]	56	Elected	January 12, 2006	December 31, 2008
Lynn V. Schneider	59	Elected	January 1, 2004	December 31, 2006

[1]	Elected by the Bank’s Board of Directors on January 12, 2006 to fill the elected director seat vacated by Neil N. Fruechte. Prior to his election on January 12, 2006, Mr. Pietrini served on the Board from January 1, 2005 until the expiration of his term on December 31, 2005. Mr. Pietrini’s term was shortened by virtue of Finance Board action to eliminate the discretionary stock seat in Minnesota held by Mr. Pietrini, which reduced the number of elected directors from eleven in 2005 to ten in 2006.
     Randy L. Newman, the Board’s chair, currently serves as chairman and chief executive officer of Alerus Financial Corporation and Alerus Financial (previously First National Bank North Dakota) in Grand Forks, North Dakota, and has served as chairman since 1993. For several years prior to joining the organization in 1981, Mr. Newman was a full-time instructor in the Management and Finance Department of the University of North Dakota. Mr. Newman was elected to his first term as chair of the Bank’s Board of Directors effective January 1, 2004. Mr. Newman serves on the following Bank committees: Executive Committee (chair), Ad Hoc Legislative Committee (chair), Audit Committee, Bank Operations Committee, Compensation, Diversity, and Governance Committee, and the Housing and Economic Development Committee.

     Michael K. Guttau, the Board’s vice chair, has served as chairman and president of Treynor State Bank in Treynor, Iowa, since 1978. He is actively involved with the American Bankers Association, Iowa Bankers Association, and the Iowa Independent Bankers. Currently, he is chair of the Southwest Iowa Industrial Site Marketing Committee, Treynor Community Development, and Deaf Missions. Mr. Guttau also is president of the Treynor Foundation Corporation and serves on the Treynor Community Service Center Committee. Mr. Guttau was the Iowa Superintendent of Banking from 1995 through 1999. Mr. Guttau serves on the following Bank committees: Executive Committee (vice chair), Ad Hoc Legislative Committee (vice chair), Audit Committee (chair), and the Compensation, Diversity, and Governance Committee.
     Louis K. Ahlemeyer has served as chairman of Excel Bank (formerly Community Bank of Pettis County), Sedalia, Missouri since 1988. Active in banking since 1962, Mr. Ahlemeyer previously served as president of two Missouri banks, 1st National Bank of Carrollton and Commerce Warren County Bank. He is a member of the Sedalia City Water Board and on the board of the Sedalia/Pettis County Development Corporation. Mr. Ahlemeyer serves on the Bank’s Audit Committee and Housing and Economic Development Committee.
     S. Bryan Cook has been chairman and chief executive officer of First National Bank of St. Louis in Clayton, Missouri, since 1990. He also serves as chairman of Guaranty Trust Company in St. Louis and president and chief operating officer of Central Bancompany in Jefferson City, Missouri. Mr. Cook serves on the board of directors of the St. Louis Club, Salvation Army, St. Louis Art Museum, St. Louis Zoo, and Boy Scouts of America. Mr. Cook serves on the following Bank committees: Executive Committee, Bank Operations Committee, and the Compensation, Diversity, and Governance Committee (chair).
     Gerald D. Eid has served as president and chief executive officer of Eid-Co Buildings, Inc. in Fargo, North Dakota, since 1973. A second-generation builder, Mr. Eid has been in the building business and licensed as a realtor for more than 30 years. Founded in 1951, Eid-Co Buildings, Inc. is the largest single-family home builder in North Dakota. Mr. Eid has served as a member of the North Dakota Housing Finance Agency Advisory Board since 1998 and is currently its chair. He also represents North Dakota on the executive committee of the National Association of Homebuilders. Mr. Eid serves on the following Bank committees: Compensation, Diversity, and Governance Committee and Housing and Economic Development Committee (vice chair).
     Michael J. Finley has served since 1992 as president of Janesville State Bank in Janesville, Minnesota. Mr. Finley serves on the Political Action Committee Board of the Minnesota Bankers Association. He is a founding member and current president of the Minnesota Financial Group, a peer group of 14 bankers founded in 1988. He is president of the Janesville Economic Development Authority. Mr. Finley serves on the following Bank committees: Audit Committee and Housing and Economic Development Committee.

     David R. Frauenshuh has served since 1983 as chief executive officer and owner of Frauenshuh Companies headquartered in Bloomington, Minnesota. He also is chairman of Frauenshuh Hospitality Group, Frauenshuh Manufacturing Holdings, Frauenshuh Power Development, Cornerstone Capital Investments, Frauenshuh/Sweeney, and VeriSpace. Mr. Frauenshuh has more than 30 years of experience in commercial real estate with ownership interest in approximately 2.5 million square feet of real estate. Mr. Frauenshuh served as chair of the 2001 Minnesota Prayer Breakfast. He has been chair of the Children’s House based in Hawaii and currently serves as chair of the Christmas Campaign of the Salvation Army of Minnesota. He also serves on the Salvation Army National Advisory Board and Concordia University President’s Advisory Board as well as on the boards of the Capital City Partnership and Crossways International. Mr. Frauenshuh serves on the following Bank committees: Audit Committee (vice chair) and Bank Operations Committee.
     D.R. Landwehr is the chairman, president, and chief executive officer of Community Bank of Missouri in Richmond, Missouri, a bank he organized in May 2001. From 1993 until 1999, he served as chairman, president, and chief executive officer of Condon National Bank. Mr. Landwehr organized and obtained regulatory approval for the Community Bank of Missouri from 1999 until the Bank opened in 2001. Mr. Landwehr has been active in civic organizations during his professional career and is currently a director of Missouri Bancorp, Inc. He is a member of the Richmond Rotary Club, chair of the Hardin United Methodist Church, past president of the Richmond Chamber of Commerce, and an alumnus of Leadership Missouri and Leadership Kansas. Mr. Landwehr has been recognized as a Paul Harris Fellow by Rotary International. Mr. Landwehr serves on the following Bank committees: Audit Committee and Bank Operations Committee (vice chair).
     Clair J. Lensing has served as the president, chief executive officer, and owner of Security State Bank in Waverly, Iowa, since 1999. He also owns the Citizens Savings Bank in Hawkeye, Iowa, and the Maynard Savings Bank in Maynard, Iowa. Previously he served as president and chief executive officer of Farmers State Bank in Marion, Iowa and as a bank examiner with the Iowa Division of Banking. Mr. Lensing has served as president of the Iowa Bankers Association, chairman of the Board of Shazam Network, and board member of the Iowa Independent Bankers. He also has been active in numerous other professional, educational, and community organizations. Mr. Lensing serves on the following Bank committees: Executive Committee, Compensation, Diversity, and Governance Committee, and the Housing and Economic Development Committee (chair).
     Dennis A. Lind has served as the president of Midwest Bank Group, Incorporated since 2000, and chairman of its member banks in Detroit Lakes and Parkers Prairie since 2000. Mr. Lind is also the vice chairman of The Lake Bank, N.A. in Two Harbors and senior vice president of The Marshall Group, Incorporated in Minneapolis. Mr. Lind has over 30 years of experience in banking, capital markets and investments. He previously worked for 13 years at Norwest Bank (now Wells Fargo Bank) where he most recently served as an executive vice president at Norwest Investment Services, Incorporated. Mr. Lind began his career in the Bond Department at First National Bank of Minneapolis (now US Bank). Mr. Lind serves on the following Bank committees: Housing and Economic Development Committee and Bank Operations Committee.

     Kevin E. Pietrini has been chairman of Queen City Federal Savings Bank in Virginia, Minnesota since 1983. He serves on the Board of Directors of America’s Community Bankers, Northeast Ventures Corporation, Northern Diagnostics Corporation, Iron Range Ventures and Range Mental Health Center. Mr. Pietrini also is active in various community organizations such as the Virginia Charter Commission, Kiwanis Club of Virginia, and the Virginia Chamber of Commerce. Mr. Pietrini serves on the following Bank committees: Audit Committee and Bank Operations Committee.
     Lynn V. Schneider of Huron, South Dakota, has served since 2002 as president and chief executive officer of American Bank and Trust of Huron, South Dakota. He previously was president and regional manager of Marquette Bank in Huron. He also served for 11 years as president, chief executive officer, and chairman of the Board of Farmers and Merchants Bank, also in Huron. He currently is chairman of the Board for William Griffith Foundation, Inc. and Huron Crossroads, Inc., vice chairman of the Board for Mennonite Brethren Foundation, Inc., and serves on the boards of Bethesda Church of Huron, Huron University Foundation, Huron Regional Medical Center, and Greater Huron Development Corporation. Mr. Schneider serves on the following Bank committees: Executive Committee, Bank Operations Committee (chair), and the Compensation, Diversity, and Governance Committee (vice chair).
Audit Committee
     The Audit Committee of the Board of Directors (1) directs senior management to maintain the reliability and integrity of the accounting policies and financial reporting and disclosure practices of the Bank; (2) reviews the basis for the Bank’s financial statements and the external auditor’s opinion with respect to such statements; (3) ensures that policies are in place that are reasonably designed to achieve disclosure and transparency regarding the Bank’s financial performance and governance practices; and (4) oversees the internal and external audit function. The members of the Bank’s Audit Committee for 2006 are Michael Guttau (chair), David Frauenshuh (vice chair), and Messrs. Ahlemeyer, Finley, Landwehr and Newman. All are “independent” with respect to the Bank as defined in the Finance Board’s regulations. The Audit Committee held a total of six in-person meetings and three telephonic meetings in 2005. As of June 30, 2006, the Audit Committee has held four in-person meetings and one telephonic meeting, and is scheduled to meet four additional times during the remainder of 2006.

Executive Officers
     The following persons currently serve as executive officers of the Bank:

			Employee of the
Executive Officer	Age	Position Held	Bank Since
Richard S. Swanson	56	President and Chief Executive Officer	June 1, 2006
Edward McGreen	38	Chief Capital Markets Officer	November 8, 2004
Allyn Dixon	45	General Counsel and Corporate Secretary	April 1, 2003
James E. Huston	44	Interim Chief Financial Officer	February 10, 2006
     Richard S. Swanson was elected by the Board of Directors to the position of President and Chief Executive Officer on June 1, 2006. Prior to joining the Bank , Mr. Swanson was a principal of the Seattle law firm of Hillis, Clark, Martin and Peterson for two years where he provided counsel in the areas of finance, banking law, and SEC regulation. From 2000 to 2003, Mr. Swanson served as Chairman and Chief Executive Officer of HomeStreet Bank in Seattle, Washington, and had served as its Chief Executive Officer since 1990. As an industry-elected director from HomeStreet Bank, Mr. Swanson served on the Board of Directors of the Federal Home Loan Bank of Seattle from 2000 to 2003, and served as the Board’s vice chair from 2002 to 2003. He currently serves as a director of Triad Guaranty, Inc. and Alaska Growth Capital.
     Edward McGreen has been a senior vice president since July 2005 and is currently serving as Chief Capital Markets Officer. Mr. McGreen has management responsibility for treasury, mortgage portfolio management, money desk, and financial planning and research. Mr. McGreen joined the Bank in 2004 as Director of Mortgage Portfolio Management. Prior to joining the Bank, Mr. McGreen held various finance and portfolio management positions at Fannie Mae from 1996 to 2001 and 2002 to 2004. His last position at Fannie Mae was director of finance. From 2001 to 2002, Mr. McGreen worked as a Senior Interest Rate Risk Manager for GE Asset Management.
     L. Allyn Dixon Jr. has been General Counsel and Corporate Secretary since April 2005. Mr. Dixon has management responsibility for the Bank’s internal and external legal affairs as well as the corporate secretary function. Mr. Dixon served as Deputy General Counsel of the Bank from April 2003 until his promotion to General Counsel and Corporate Secretary. Prior to joining the Bank, Mr. Dixon was Vice President, Associate General Counsel, and Assistant Corporate Secretary for the Federal Home Loan Bank of Dallas, where he served from 1991 through March 2003. Mr. Dixon was an associate in the Dallas, Texas office of the law firm of Akin, Gump, Strauss, Hauer, & Feld LLP from 1986 through 1991, serving in the firm’s Financial Institutions and Corporate and Securities practice divisions.
     James E. Huston was appointed by the Board of Directors to serve as the Bank’s Interim Chief Financial Officer on February 10, 2006. The Board of Directors created the position of Chief Financial Officer on February 10, 2006. Mr. Huston’s employment concludes when this registration statement becomes effective. Prior to his appointment as Interim Chief Financial Officer, Mr. Huston held various executive positions with First Consumers National Bank of Portland Oregon (FCNB) from 2001 to 2005. His last position with FCNB was Chief Executive

Officer. From 2000 to 2001, Mr. Huston was the Chief Financial Officer of Ames Financial Corporation. Prior to Ames Financial Corporation, Mr. Huston held various positions at Bank One Corporation.
ITEM 6–EXECUTIVE COMPENSATION
Compensation, Diversity, and Governance Committee
     The Bank’s Board of Directors has established a Compensation, Diversity, and Governance Committee to advise the Board of Directors on director compensation and elections, employee compensation and benefits policies, and the compensation and employment of the Bank’s President and Chief Executive Officer. For the year ended December 31, 2005, the following directors served on the Bank’s Compensation, Diversity, and Governance Committee: Ms. Barbara Everist (chair) and Messrs. S. Bryan Cook, Michael K. Guttau, Jeffrey S. Hassel, Clair J. Lensing, Randy L. Newman (ex officio), Timothy P. Owens, Lynn V. Schneider, and Dan J. Williams, Sr. (vice chair). On January 12, 2006, we entered into a consulting agreement with Dan J. Williams, Sr., a former director and Vice Chair of the Board whose term expired December 31, 2005, to manage certain critical Bank projects and to provide special assistance to the Acting President and Chief Executive Officer. The consulting agreement with Mr. Williams was originally proposed by the Board of Directors in December 2005. See “Consulting Agreements with Dan J. Williams” at page 203 for additional details.
     None of the members who currently serve or served on this committee during 2005 were or have ever been an officer or employee of the Bank. None of our executive officers served on the boards of directors or compensation committees of the member institutions at which members of the Bank’s Compensation, Diversity, and Governance Committee members are employed.
Executive Officers
     The compensation of the executive officers of the Bank has three components: base salary, an annual incentive compensation plan (known as the Gainsharing Plan), and the Long-Term Incentive Compensation Plan. Base salaries of executive officers are subject to the approval of the Bank’s President and Chief Executive Officer, and the Gainsharing and Long-Term Incentive Compensation Plans are approved by the Board. The Bank does not grant stock options or stock appreciation rights to executive officers, and accordingly, all disclosures related to these awards have been omitted because amounts for all periods for each named executive officer are zero.

     The following table shows compensation paid by the Bank during the three fiscal years ended December 31, 2005, to our Acting President and Chief Executive Officer, our four other most highly paid executive officers who were serving as executive officers at the end of 2005, and our former President and Chief Executive Officer.

					All Other
Name and Principal Position	Year	Salary ($)		Bonus ($)	Compensation ($)[1]
Neil N. Fruechte[2]	2005	9,000	[3]	—	—
Former President and Chief Executive Officer

Patrick J. Conway[4]	2005	545,695		—	32,742
Former President and	2004	494,167		116,394	148,920 [5]
Chief Executive Officer	2003	461,167		103,463	33,878

Amy E. Angle[6]	2005	280,333		—	19,859
Former Chief Operating Officer	2004	247,333		53,179	16,416
	2003	233,400		49,625	16,982

Edward McGreen	2005	240,100		41,863	663
Chief Capital Markets Officer

F. James Bishop[7]	2005	198,083		—	14,040
Former Chief Risk Officer	2004	175,000		36,832	10,500
	2003	167,050		31,086	11,888

Ronald L. Greeson[8]	2005	191,300		—	13,566
Chief Accounting Officer	2004	171,300		35,757	11,338
	2003	148,967		32,517	9,059

[1]	Represents contributions or other allocations made by the Bank to qualified and/or nonqualified vested and unvested defined contribution plans.

[2]	Mr. Fruechte was appointed Acting President and Chief Executive Officer on December 22, 2005 by the Bank’s Board of Directors, and stepped down from such position on May 31, 2006 upon the Board’s election of Richard S. Swanson as President and Chief Executive Officer of the Bank. Prior to his appointment, Mr. Fruechte had served on the Board since January 2001.

[3]	Represents a prorated amount paid pursuant to an employment agreement between the Bank and Mr. Fruechte for his services as Acting President and Chief Executive Officer from December 22, 2005 to March 31, 2006. See “Agreements with Management” at page 197 for a description of the employment agreement.

[4]	Mr. Conway resigned from his positions as President and Chief Executive Officer on December 22, 2005 and retired from the Bank effective December 31, 2005.

[5]	Of this amount, only $33,100 of contributions or other allocations made by the Bank to qualified and/or nonqualified vested and unvested defined contribution plans was paid to Mr. Conway. The remaining $115,820 covered retiree medical insurance coverage for Mr. Conway and his spouse. However, pursuant to his resignation agreement, Mr. Conway is no longer entitled to any retiree medical coverage exclusively for his benefit or the benefit of his spouse. See “Agreements with Management” at page 197 for a description of the resignation agreement.

[6]	Ms. Angle resigned from her position as Chief Operating Officer effective March 31, 2006.

[7]	Mr. Bishop resigned from his position as Chief Risk Officer effective March 31, 2006.

[8]	Pursuant to a resignation and release agreement with the Bank, Mr. Greeson will resign his position as Chief Accounting Officer effective July 15, 2006. See “Agreements with Management” at page 197 for a description of this agreement.
Retirement Plans
     The Bank offers the following retirement plans to certain of its employees: (1) Pentegra Defined Benefit Plan, a tax-qualified defined benefit plan under Internal Revenue Service guidelines; and (2) Benefit Equalization Plan (BEP), a nonqualified retirement plan under Internal Revenue Service guidelines. The BEP ensures, among other things, that participants receive the full benefits to which they would have been entitled under their pension plans in the absence of limits on benefit levels imposed by the Internal Revenue Service. Employees eligible to participate typically include our President and Chief Executive Officer, and our other Named Executive Officers.
     The following table reflects estimated annual benefits payable from the Pentegra Defined Benefit Plan and the BEP combined upon retirement at age 65 and calculated in accordance with the formula currently in effect for specified year-of-service and remuneration classes for the Bank’s Named Executive Officers. The table is accompanied by the formula for calculating annual benefits, the credited years of service for the former Bank president and each Named Executive Officer at December 31, 2005, and any other information relevant to understanding the table.

	Credited Years of Benefit Service
Remuneration	5	10	20	30	40
$100,000	$11,250	$22,500	$45,000	$67,500	$90,000
$200,000	$22,500	$45,000	$90,000	$135,000	$180,000
$300,000	$33,750	$67,500	$135,000	$202,500	$270,000
$400,000	$45,000	$90,000	$180,000	$270,000	$360,000
     Retirement benefits in the defined benefit plans are not subject to any offset provision for Social Security benefits that are received.
•	Formula
—	Regular retirement benefits under the Pentegra Defined Benefit Plan and BEP equal the product of 2.25 percent multiplied by years of benefit service multiplied by the highest three-year average compensation.
•	The compensation covered by each plan is base salary plus annual incentive compensation bonus (as paid in a calendar year) without regard to Internal Revenue Service limitations.

•	Credited years of benefit service at December 31, 2005 were

Amy E. Angle	19 years and 8 months
F. James Bishop	10 years and 5 months
Ronald L. Greeson	6 years and 1 month
Edward McGreen	1 month
•	Benefits are computed on the basis of a modified cash refund form of annuity with a death benefit equal to 12 times the annual retirement allowance less the sum of such allowance payments made before death.
     Retirement benefits for the Bank’s former President and Chief Executive Officer, Patrick J. Conway, are in accordance with the formula above except that a constant factor of $5,695 is subtracted from Mr. Conway’s average compensation sum to account for plan differences related to benefits earned while employed by the Bank and the FHLBank of San Francisco. In addition, Mr. Conway will receive supplemental retirement benefits under the BEP equal to the product of 0.75 percent multiplied by 7 years of benefit service multiplied by $608,574, his highest three-year average compensation.
     Upon Mr. Conway’s retirement from the Bank on December 31, 2005, credited years of benefit service were 26 years and 7 months for regular retirement benefits and 6 years and 8 months for supplemental retirement benefits. Therefore, the estimated annual benefits payable to Mr. Conway from the Pentegra Defined Benefit Plan and the BEP combined at age 65 is $400,524.
Long-Term Incentive Compensation Plan
     The Long-Term Incentive Compensation Plan (LTIP) is an incentive compensation plan based on Bank performance measured by defined financial and/or operational results over a three-year performance period. Employees eligible to participate in the LTIP are recommended to the Compensation, Diversity, and Governance Committee by the President and CEO on an annual basis, and typically include the Bank’s President and CEO and its other Named Executive Officers. Under the LTIP, the President and CEO recommends performance measures and targets to the Compensation, Diversity and Governance Committee for approval on an annual basis. LTIP payouts are made at the conclusion of the three-year performance period based upon the level of performance achieved by individual LTIP participants.
     The LTIP became effective as of January 1, 2005. Prior to such time, the Bank had no other long-term incentive-based programs. On February 23, 2006, the Board of Directors, based upon the recommendation of the Compensation, Diversity, and Governance Committee, suspended for an indefinite time any payments under or contributions to the LTIP. As of March 31, 2006, no awards have been made pursuant to the Bank’s LTIP.

Directors
     The GLB Act established statutory limits on director compensation that are adjusted annually by the Finance Board based on the Consumer Price Index for urban consumers as published by the U.S. Department of Labor. The Board of Directors is responsible for adopting an annual fee schedule based on the Finance Board’s actions. In 2005, the Board’s Director Fee policy established a per meeting fee based on the adjusted statutory limits and allows directors who attend a specified number of in-person Board and committee meetings each year to receive the maximum statutory limit for the year.
     The annual statutory compensation limits established by the Finance Board for the Board of Directors for 2005 and 2006 are as follows:

	2005	2006
Chair	$28,364	$29,357
Vice Chair	22,692	23,486
Directors	17,019	17,614
     The Board of Directors approved the following per meeting fee schedules for 2005 and 2006, subject to the caps noted above:

	2005		2006
		Committee		Committee
	Board Meetings	Meetings	Board Meetings	Meetings
Chair	$2,100.00	$1,708.00	$2,100.00	$1,569.62
Vice Chair	1,700.00	1,349.00	1,700.00	1,235.75
Directors	1,300.00	989.87	1,300.00	907.75
     Board members were required to attend six of the seven scheduled in-person board meetings and six of the eight in-person committee meetings in 2005 to receive the maximum amount. During 2005, the Board held nine in-person Board meetings and six telephonic Board meetings, and 28 in-person committee (and sub-committee) meetings and 21 telephonic committee (and sub-committee) meetings.

     We offer our directors a non-qualified deferred compensation plan where directors are allowed to defer all or a portion of their director compensation into investment accounts administered by a third party. Earnings are paid based on the investment options chosen by each director. Directors can elect lump sum or installment payments commencing at a point in time following termination of their service as a director and over a payment term of their choosing. Directors deferred $56,730 under the deferred compensation plan for the year ended December 31, 2005. In addition, for the year ended December 31, 2005, we paid $155,120 for travel and related expenses, including air, lodging, and meals, in connection with the performance of director duties.
Agreements with Management
     The Bank had the following agreements with management at June 30, 2006. As of June 30, 2006, the Bank did not have any change-in-control arrangements covering any executive officer of the Bank.
     Employment Agreement with Richard S. Swanson. On June 28, 2006 we entered into an employment agreement with Richard S. Swanson, our President and Chief Executive Officer, effective as of June 1, 2006. The initial term of the employment agreement is for three years and seven months, beginning June 1, 2006, and the initial term will automatically be extended by one year effective January 1, 2010 and each year thereafter until such date as either the Bank or Mr. Swanson terminate such automatic extension. The employment agreement provides that the Bank shall pay an annualized base salary of not less than $540,000 (prorated) in 2006, $561,600 in 2007, $584,064 in 2008, and $607,427 in 2009. Mr. Swanson’s salary will be reviewed annually at the end of each calendar year, but may not be decreased during the term of the agreement.
     Mr. Swanson is entitled to participate in the Bank’s Gainsharing Plan, with an annual target of 37.5% up to 50% of his base salary. Mr. Swanson will also be entitled to participate in all pension, 401(k), and similar benefit plans offered by the Bank at terms generally applicable to the Bank’s other senior executives. Furthermore, Mr. Swanson is entitled to a benefit equalization plan that provides, beginning January 1, 2009, comparable benefits to Mr. Swanson as if he were fully vested under the Bank’s pension plan.
     Mr. Swanson’s employment agreement will be terminated upon the occurrence of any one of the following events: his death; he is incapacitated from illness, accident, or other disability and is unable to perform his normal duties for a period of ninety consecutive days, upon 30 days’ written notice; or the expiration of the term of the employment agreement, or any extension or renewal thereof. Additionally, Mr. Swanson’s employment agreement may be terminated by the Bank for cause or by Mr. Swanson for good reason; or by the Bank or Mr. Swanson without cause upon thirty days written notice to the other party. If Mr. Swanson’s employment is terminated by the Bank without cause or by Mr. Swanson with good reason, he shall be entitled to (1) severance payments equal to two times his base salary for the calendar year in which the termination occurs, (2) the minimum total incentive compensation for the calendar year in which the termination occurs prorated as of such date, and (3) the benefit to which he would be entitled to receive beginning June 1, 2009 under the benefit equalization plan, which shall automatically vest. No severance shall be paid in connection with the expiration or non-renewal of the employment agreement.
     Employment and Consulting Agreements with Neil N. Fruechte. On January 12, 2006, we entered into an employment agreement with Neil N. Fruechte to serve as our Acting President and Chief Executive Officer. The initial term of the employment agreement commenced on December 22, 2005 and was scheduled to terminate on March 31, 2006. On April 6, 2006, we amended the initial term of the employment agreement to May 31, 2006. The amended employment agreement provided for a salary of $150,000 for the initial term. Mr. Fruechte also received a performance-related bonus of $30,000 under such agreement. The amended employment agreement expired on May 31 and was not renewed due to the hiring of Richard S. Swanson as the Bank’s new President and Chief Executive Officer. Effective June 1, 2006, we retained Mr. Fruechte as an independent contractor to provide special assistance to our new President and Chief Executive Officer during his first weeks in office. Mr. Fruechte will be paid $30,000 for the services he provided through June 30, 2006 and $1,500 per day thereafter to the extent Mr. Fruechte’s services are required.
     Employment Agreement with James E. Huston. On February 10, 2006, we entered into an employment agreement with James E. Huston, to serve as Interim Chief Financial Officer. Mr. Huston’s employment concludes when this registration statement becomes effective.
     Retirement, Resignation, and Release Agreement with Patrick J. Conway. Effective December 31, 2005, Patrick J. Conway, our former President and Chief Executive Officer, retired from the Bank after stepping down from his position on December 22, 2005. In connection with his resignation and retirement, the Bank entered into a retirement, resignation, and release agreement with Mr. Conway. The agreement provides for: (1) severance payments in the aggregate amount of $380,000; (2) retirement payments pursuant to the Pentegra Defined Contribution Plan for Financial Institutions, Pentegra Defined Benefit Plan for Financial Institutions, and the BEP; and (3) $7,500 in attorneys’ fees incurred in connection with legal advice provided to Mr. Conway regarding the agreement and for payment of accrued but unused vacation as of December 31, 2005.
     Pursuant to the agreement, Mr. Conway released all claims, if any, against the Bank that relate in any way to his employment with or separation from the Bank. As a condition of the receipt of the foregoing severance payments and benefits, Mr. Conway remains subject to certain confidentiality provisions contained in the agreement.

     Resignation and Release Agreement with Amy E. Angle. Effective March 31, 2006, Amy E. Angle, our former Chief Operating Officer, resigned from the Bank. In connection with her resignation, the Bank entered into a resignation and release agreement with Ms. Angle. The agreement provides: (1) severance payments in the aggregate amount of $142,500; (2) coverage under medical and dental plans through September 30, 2006 and, beginning October 1, 2006, that Ms. Angle and her family are eligible to obtain medical and dental insurance through the Bank at Ms. Angle’s expense for a period of 18 months; and (3) payment of vested retirement benefits, at Ms. Angle’s election, accrued as of March 31, 2006, under the Pentegra Defined Contribution Plan for Financial Institutions, the Pentegra Defined Benefit Plan for Financial Institutions, and the BEP. In addition, the agreement provides for Ms. Angle to receive up to six months of career transitional services payable directly to the provider of such services, subject to a dollar amount cap, and for payment of accrued but unused vacation.
     Pursuant to the agreement, Ms. Angle released all claims, if any, against the Bank that relate in any way to her employment with or separation from the Bank. As a condition of the receipt of the foregoing severance payments and benefits, Ms. Angle remains subject to certain confidentiality provisions contained in the agreement.
     Resignation and Release Agreement with F. James Bishop. Effective March 31, 2006, F. James Bishop, our former Chief Risk Officer, resigned from the Bank. In connection with his resignation, the Bank entered into a resignation and release agreement with Mr. Bishop. The agreement provides: (1) severance payments in the aggregate amount of $101,050; (2) coverage under medical and dental plans through September 30, 2006 and, beginning October 1, 2006, Mr. Bishop and his family are eligible to obtain medical and dental insurance through the Bank at Mr. Bishop’s expense for a period of 18 months; and (3) payment of vested retirement benefits, at Mr. Bishop’s election, accrued as of March 31, 2006, under the Pentegra Defined Contribution Plan for Financial Institutions, the Pentegra Defined Benefit Plan for Financial Institutions, and the BEP. In addition, the agreement provides for Mr. Bishop to receive up to six months of career transitional services payable directly to the provider of such services, subject to a dollar amount cap, and for payment of accrued but unused vacation.
     Pursuant to the agreement, Mr. Bishop released all claims, if any, against the Bank that relate in any way to his employment with or separation from the Bank. As a condition of the receipt of the foregoing severance payments and benefits, Mr. Bishop remains subject to certain confidentiality provisions contained in the agreement.
     Resignation and Release Agreement with Ronald L. Greeson. Effective July  15, 2006, Ronald L. Greeson, our Chief Accounting Officer, will resign from the Bank. In connection with his resignation, the Bank entered into a resignation and release agreement with Mr. Greeson. The agreement provides that, should Mr. Greeson continue his employment with the Bank through July 15, 2006, he will be entitled to the following: (1) a single retention bonus of $86,000 to be paid on July 15, 2006; (2) severance payments in the aggregate amount of $97,500; (3)  coverage under medical and dental plans through the earlier of January 31, 2007 or the date on which Mr. Greeson obtains employment entitling Mr. Greeson and his family to medical or dental insurance comparable to the coverage provided by the Bank; (4) if Mr. Greeson has not obtained other comparable medical or dental insurance coverage, beginning January 31, 2007, Mr. Greeson and his family are eligible to obtain medical and dental insurance through the Bank at Mr. Greeson’s expense for a period of 18 months; and (5) payment of vested retirement benefits, at Mr. Greeson’s election, accrued as of July 15, 2006 under the Pentegra Defined Contribution Plan for Financial Institutions, the Pentegra Defined Benefit Plan for Financial Institutions, and the BEP. In addition, the agreement provides for Mr. Greeson to receive up to six months of career transitional services payable directly to the provider of such services, subject to a dollar amount cap, and for payment of accrued but unused vacation.
     Pursuant to the agreement, Mr. Greeson released all claims, if any, against the Bank that relate in any way to his employment with or separation from the Bank. As a condition of the receipt of the foregoing severance payments and benefits, Mr. Greeson remains subject to certain confidentiality provisions contained in the agreement.
ITEM 7–CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     We are a cooperative, and ownership of our capital stock is a statutory requirement, as implemented by our capital plan, for our members to transact business with the Bank. In the normal course of business, we extend credit to our members whose directors and officers serve as our directors. Our policy is to extend credit to our members in the ordinary course of business on substantially the same terms, including interest rates and collateral that must be pledged to us, as those prevailing at the time for comparable transactions with other members. These extensions of credit do not involve more than the normal risk of collectibility and do not present other unfavorable features. The majority of our Board of Directors is elected by our members. We have reviewed the policies for and transactions in our MPF and advance programs. Except as described below, we have not noted any transactions outside the ordinary course of business for members who have a Director on our Board of Directors and for related parties as defined as members owning more than 5 percent of our capital stock. Transactions with related parties that are outside the ordinary course of business are described below.
MPF Program Transactions
     Wells Fargo Bank N.A., through its predecessor bank, Norwest Bank, N.A. (Norwest), was a member in 1999 when the Bank began participating in the MPF program. Norwest’s affiliate, Superior Guaranty Insurance Corporation (Superior), became a PFI at the outset of the MPF program. At March 31, 2006, December 31, 2005, and December 31, 2004, 88 percent, 88 percent, and 91 percent, respectively, of our loans outstanding were from Superior. Loan purchases from Superior for the years ended December 31, 2004 and 2003 were 68 percent and 95 percent, respectively. The Bank did not purchase any mortgage loans from Superior in the first three months of 2006 or during 2005.
     One of the conditions imposed on the Bank by the Finance Board at the time it approved the Bank’s participation in the MPF program was that the Bank use the pricing methodology established by the FHLBank of Chicago. The Bank did not do this in all cases involving loan purchases from Superior, including certain purchases in which the FHLBank of Chicago, as was its contractual right, chose to participate in amounts up to 100 percent of the transaction value.

     As a result of negotiated transactions between the Bank and Superior, at times we paid Superior higher prices on mortgages that we purchased from Superior compared with the prices paid on mortgages purchased from other members. The Bank paid Superior higher than posted prices totaling $9.5 million on $7.3 billion of purchases in 2003 and $1.6 million on $841.3 million of purchases in 2004. No payments above posted prices were paid in the first quarter of 2006 or during 2005.
     The original terms of the MPF program contemplated that PFIs would be compensated for certain risks of loss the members retained (beyond those losses absorbed by PMI) through the payment of a base credit enhancement fee. In or about February 2000, we began to require our PFIs to purchase additional stock to support our ability to purchase mortgage loans from our members on an ongoing basis. This purchase requirement with respect to Superior was reflected in letter agreements dated April 12, 2000, March 27, 2001, and November 8, 2001. Such stock purchase requirement later was included in our capital plan. Superior agreed to purchase additional stock at the time we imposed our purchase requirement. In connection therewith, we agreed with Superior that we would pay Superior what was referred to as an additional credit enhancement fee, although this fee did not relate to any residual credit risk in the underlying mortgages in the MPF program. In view of the agreement between the Bank and Superior, we decided to pay all other PFIs the same additional credit enhancement fee.
     Commencing on or about April 26, 2000, we decided to pay an additional credit enhancement fee of 0.0375 percent. This additional credit enhancement fee was paid to all PFIs until we entered into a Master Commitment with Superior on October 23, 2001, pursuant to which the Bank agreed to pay an additional credit enhancement fee of 0.0386 percent to Superior, 0.0011 percent more than other members were receiving. Three subsequent Master Commitments executed with Superior on November 1, 2001, February 4, 2002, and May 21, 2002 each provided for an additional credit enhancement fee of 0.0386 percent to be paid to Superior. Eight additional subsequent Master Commitments executed with Superior on January 14, 2003, January 30, 2003, April 28, 2003, August 22, 2003, August 22, 2003, January 20, 2004, January 23, 2004, and January 23, 2004, each provided for an additional credit enhancement fee of 0.0375 percent, the same additional credit enhancement fee as all other participating members were receiving. As a result of the higher additional credit enhancement fee paid to Superior, as of May 31, 2006, Superior had received approximately $109,000 more in additional credit enhancement fees than it otherwise would have.
     We revised our Member Products Policy effective May 1, 2006, which was renamed Member Products and Services Policy. The revised policy does not provide for any additional credit enhancement fees to be paid with respect to any new or amended MPF Master Commitments executed on or after that date. At the Bank’s March 17, 2006 meeting, our Board of Directors passed a resolution similarly eliminating the payment of additional credit enhancement fees in connection with any new or amended MPF Master Commitments executed between the date of the Board meeting and the effective date of the revised Member Products and Services Policy, except with respect to specified transactions pending as of that date.

MPF Shared Funding Program Transactions
     The Bank began participating in the MPF shared funding program at the program’s inception in 2003. The Bank was willing to participate in the MPF shared funding program, but only if participating members purchased our stock to support our ability to fund our purchase of Shared Funding Certificates. Superior was the only member who participated in the shared funding program with the Bank. The Bank reached an understanding with Superior that it would provide Superior with a return on this transaction that was comparable to the return that the Bank provided to Superior under the MPF program through the payment of an additional fee. The parties entered into a letter agreement dated March 12, 2003 pursuant to which the Bank paid Superior sufficient sums to achieve this result. The Bank purchased a total of $155.6 million in Shared Funding Certificates supported by purchases of our stock by Superior. The total amount paid to Superior under the letter agreement was $36,000 in 2003, $38,000 in 2004, $29,000 in 2005 (including $8,000 for the three months ended March 31, 2005), and $2,000 for the three months ended March  31, 2006. The letter agreement was terminated by the Bank by letter dated January 13, 2006.
Bank Headquarters Lease Transaction
     In 2001, the Bank paid the City of Des Moines $450,000 to purchase, at below fair market value, a parcel of property in downtown Des Moines conditioned on the Bank’s agreement to construct its new headquarters on the property. In 2004, with permission from the City of Des Moines, the Bank sold the property to a Wells Fargo affiliate for $1.42 million. This price was supported by a summary limited appraisal. The Wells Fargo affiliate subsequently has begun construction of an office building on the property. Concurrently with the sale, the Bank executed a 20-year lease with the Wells Fargo affiliate to acquire space in the new building for the Bank’s headquarters. Construction of the new building began in mid-2004, and the bank expects its new headquarters to be ready for occupancy by no later than February 2007. The Bank has agreed to an annualized cost of $20.00 per square foot for the first 10 years and $22.00 per square foot in years 11 through 20. The Bank expects to lease approximately 40,000 square feet. A third party representative was retained by the Bank to negotiate the lease on its behalf.
Advance Pricing Transactions
     FHLBanks are permitted to price advances to their members differentially under governing regulations provided that, among other things, we include in our Member Products Policy the standards and criteria for such differential pricing and we apply such standards consistently and without discrimination to all members applying for advances. During May and June 2004, we refinanced approximately $4.4 billion of putable advances to Wells Fargo at an advance rate of 1 Month LIBOR less 6 basis points with a three month call. We extended these credit terms to Wells Fargo because we believed at the time that Wells Fargo could have negotiated similar credit terms from an alternative funding source. However, these terms and conditions were not consistent with the then applicable differential pricing criteria set forth in our Member Products Policy and our other members were not made aware that we had entered into transactions with Wells Fargo on these terms and conditions. The financial impact of this refinancing to the Bank was approximately $1.1 million in 2004 and $0.9 million in 2005. There was no financial impact to the Bank in 2006. Pending revision of our Member Products Policy, on September 14, 2005, the Board of Directors adopted a resolution prohibiting differential pricing for advances, other than based on advance size. We subsequently have amended our Member Products Policy to prohibit differential advance pricing except as provided therein, which does not include consideration of the availability of similar financing terms and conditions from alternative funding sources.
Putable Advance Pricing
     Putable advances are advances that the Bank may, at its discretion, terminate and require the member to repay at predetermined dates prior to the stated maturity date of the advance. Putable advance requests whose terms fall outside of the Bank’s standard posted rates for such advances (e.g., with respect to term or lockout period) are considered “non-routine.” On March 17, 2004, the Bank entered into a single non-routine $500 million putable advance transaction with Wells Fargo whose spread was one basis point lower than the Bank’s target earnings spread, for an interest rate of 0.82 percent. From the period beginning six months prior to this date and ending six months after this date, the Bank also entered into thirteen other non-routine putable advance transactions with five different Bank members, including five additional transactions with Wells Fargo totaling $2.5 billion, that were at an earnings spread equal to the Bank’s target earnings spread applicable at the time of each transaction. The March 17, 2004 Wells Fargo advance that was conducted at a basis point lower than the target spread was put to and repaid by Wells Fargo on June 21, 2004. Wells Fargo received a benefit of approximately $13,500 as a result of this transaction.
Consulting Agreements with Dan J. Williams
     On January 12, 2006, we entered into a consulting agreement with Dan J. Williams, Sr., a former director and Vice Chair of the Board whose term expired December 31, 2005, to manage certain critical Bank projects and to provide special assistance to the Acting President and Chief Executive Officer. The consulting agreement with Mr. Williams was originally proposed by the Board of Directors in December 2005. Mr. Williams did not participate in any Board discussions related to the proposed consulting agreement. The initial term of Mr. Williams’ consulting agreement was for the period beginning January 1, 2006 and ending March 31, 2006. The initial term was extended to May 31, 2006 by virtue of an amendment to the agreement dated April 6, 2006. The amended agreement provided for a consulting fee of $150,000 to be paid to Mr. Williams for services provided to the Bank. Mr. Williams also received a performance-related bonus of $30,000 under such agreement. The amended agreement expired on May 31, 2006 and was not renewed due to the hiring of Richard S. Swanson as the Bank’s new President and Chief Executive Officer. Effective June 1, 2006, we retained Mr. Williams under a new consulting agreement as an independent contractor to provide special assistance to our new President and Chief Executive Officer during his first weeks in office. Mr. Williams will be paid $30,000 for the services he provides through June 30, 2006 and $1,500 per day thereafter to the extent Mr. Williams’ services are required.

ITEM 8–LEGAL PROCEEDINGS
     We are not currently aware of any pending or threatened legal proceedings against the Bank that could have a material adverse effect on its financial condition, results of operations, or cash flows.
ITEM 9–MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
     Current members own the majority of the Bank’s capital stock. Former members own the remaining capital stock to support business transactions still carried on the Bank’s statement of condition. There is no established market for the Bank’s stock and the Bank’s stock is not publicly traded. The Bank’s stock may be redeemed or repurchased at par value at the Bank’s discretion and subject to certain limits. Par value of each share of capital stock is $100 per share. At March 31, 2006, we had 1,247 current members that held 19.2 million shares of capital stock, compared with 1,251 current members that held 19.3 million shares of capital stock at December 31, 2005 and 1,243 current members that held 22.3 million shares of capital stock at December 31, 2004. At March 31, 2006, December 31, 2005, and December  31, 2004, we had 19 former members that held 0.6 million shares of capital stock. The share totals for March 31, 2006, December 31, 2005, and December 31, 2004 include mandatorily redeemable capital stock.
     The Board of Directors declared cash dividends on a quarterly cycle during 2006, 2005, 2004, and 2003 (dollars in millions):

	2006		2005		2004		2003
		Annual		Annual		Annual		Annual
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
First quarter	$14.3	3.00%	$18.3	3.30%	$9.0	1.76%	$13.6	3.00%
Second quarter			21.4	3.80	9.6	1.79	14.0	3.00
Third quarter			7.6	1.40	12.4	2.25	14.4	3.00
Fourth quarter			13.9	2.80	15.1	2.73	14.8	3.00
     For additional information regarding the Bank’s dividends, see “Capital and Dividends” on page 36 and “Dividends” on page 129.

ITEM 10–RECENT SALES OF UNREGISTERED SECURITIES
     The Bank issues letters of credit in the ordinary course of business. From time-to-time the Bank provides standby letters of credit to support members’ letters of credit or obligations issued to support unaffiliated, third-party offerings of notes, bonds, or other securities. The Bank provided $8.9 million, $15.1 million, $6.6 million, and $7.4 million of such credit support during the three months ended March 31, 2006 and the years ended 2005, 2004, and 2003. To the extent that these letters of credit are securities for purposes of the Securities Act of 1933, the issuance of the letter of credit by the Bank is exempt from registration pursuant to section 3(a)(2) thereof.
ITEM 11–DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
Description of Capital Plan
     We converted to a new capital structure, as required by the GLB Act, on July 1, 2003. The conversion was treated as a capital transaction and accounted for at par value. Our capital plan allows us to issue a single class of capital stock (Class B stock). The GLB Act and Finance Board regulations require that the capital plan provide the Bank with sufficient capital to meet its minimum regulatory capital requirements. Summaries of relevant portions of the Bank’s capital plan and other applicable principles are included in this section. The capital plan is attached as Exhibit 4.1.
Minimum Investment
     The capital plan requires that members hold and maintain a minimum investment in capital stock. The minimum investment is based on the sum of our two subclasses of capital stock:
•	Membership stock–Each member must purchase and hold membership stock equal to a percentage of its total assets at the preceding December 31st. We calculate this requirement at least annually. We will notify each member of its membership stock requirement at least 15 days prior to the effective date of any adjustment that we make to the member’s membership stock balance as a result of such annual calculation.

While we will recalculate each member’s membership stock requirement on at least an annual basis, we may recalculate any member’s membership stock requirement more often than annually if we deem appropriate. A member may also request a recalculation of its membership stock requirement. In each of these cases, the Bank will recalculate the membership stock requirement based upon the member’s total assets at the end of the most recent calendar quarter for which financial information is available.

•	Activity-based stock–Each member is required to purchase activity-based stock equal to a percentage of its outstanding transactions and commitments and to hold that stock as long as the transactions and commitments remain outstanding. On a daily basis, we will calculate each member’s activity-based stock requirement, notify the member of any change in its activity-based stock requirement, and, if required, issue additional activity-based stock to the member.

     The membership stock and activity-based stock percentages may be periodically adjusted by the Board of Directors within ranges established in the capital plan. The following table summarizes our capital stock requirements at March 31, 2006 as well as the ranges established by the capital plan for each requirement:

		Range Allowed
	Percent Required	by Capital Plan
Membership stock requirement:
Member’s total assets as of the preceding December 31st1	0.12%	0.10% to 0.25%

Activity-based stock requirement:
Outstanding principal balance of advances	4.45%	3.00% to 5.00%
Outstanding acquired member assets[2]	4.45%	3.00% to 5.00%
Outstanding standby letters of credit	0.15%	0.00% to 0.175%
Commitments for advances	0.00%	0.00% to 0.35%
Commitments for acquired member assets	0.00%	0.00% to 0.60%

[1]	The membership stock requirement calculated using the required percentage is currently subject to a cap of $10 million and a floor of $10,000. Under the capital plan, the cap may be adjusted between $10 million and $30 million and the floor may be adjusted between $10,000 and $30,000 by the Board of Directors.

[2]	Percent required is for acquired member assets purchased by the Bank on or after July 1, 2003. Acquired member assets purchased by the Bank before the July 1, 2003 conversion are subject to the capital requirements specified in the contracts in effect at the time the assets were purchased.
     The Board of Directors has a continuing obligation to review and adjust the minimum investment, membership stock requirement, and activity-based stock requirement as necessary to ensure that we remain in compliance with our capital requirements. The Board of Directors may also amend the minimum and maximum investment ranges for the membership stock requirement and activity-based stock requirement and the cap and floor ranges for membership capital stock. Any amendment to these ranges constitutes an amendment to the capital plan and requires prior approval by the Finance Board. The Bank will provide members with at least 15 days notice prior to the effective date of any such adjustment or amendment. Upon the effective date of any such adjustment or amendment, the Bank will, as applicable, issue or repurchase any capital stock in accordance with the capital plan.
     The Board of Directors may choose to apply adjustments in the activity-based stock requirement either prospectively to new advances and other transactions, or prospectively and retrospectively to new and existing advances and other transactions. Acquired member assets purchased by the Bank before the July 1, 2003 conversion are subject to the capital requirements specified in the contracts in effect at the time the assets were purchased and are not subject to the activity-based stock requirement or amendments to the stock requirement. Each member must comply promptly with any adjustments to the minimum investment, including any adjustments made by the Board of Directors that may lead to an increase in a member’s minimum investment. The Bank is authorized to issue capital stock in the name of a member and to withdraw appropriate payment from the member’s demand deposit account with the Bank.

Excess Stock
     Subject to the terms of our capital plan, a member may hold capital stock in excess of its minimum investment to the extent it has the legal authority under applicable statutes and regulations to do so. We do not permit a member to convert any excess shares of capital stock between subclasses of capital stock.
Redemption and Repurchase of Capital Stock While Membership Continues
Redemption
     A member may, at its discretion, request redemption of some or all of its capital stock that constitutes excess stock by providing a notice of redemption to the Bank. This notice must be signed by an officer of the member and specify the subclass and number of shares of capital stock to be redeemed. The Bank will also, generally, repurchase excess shares of activity-based stock on a scheduled monthly basis. A member may not have pending at any one time more than one redemption request for the same shares of capital stock. The five-year redemption period commences upon our receipt of the notice of redemption. In the event that multiple notices of redemption are pending, we will honor notices of redemption in the order in which we receive them. The Bank shall redeem the capital stock identified in a notice of redemption following the expiration of the five-year redemption period and pay the stated par value of that capital stock in cash subject to the terms of the capital plan. The effect of redeeming capital stock by the Bank is to retire such shares. The Bank is not permitted to redeem capital stock if such redemption would result in any of the events described under “Limitations on Redemption or Repurchase” on page 209. The Bank, in its discretion, may repurchase excess stock without regard to any redemption period.
Cancellation of Redemption
     A member may cancel any pending notice of redemption before the completion of the five-year redemption period by providing written notice of cancellation to the Bank. We will impose a cancellation fee on any member that cancels a notice of redemption. The cancellation fee is the fee in effect at the time the Bank receives the notice of redemption, unless the Board of Directors has decided to apply a changed cancellation fee to previously submitted notices of redemption. Following receipt of a notice of redemption cancellation, we will notify the member of the cancellation fee. The Bank will charge a cancellation fee equal to the following:
•	1 percent of the par value of the shares of capital stock subject to the notice of redemption if the Bank receives the cancellation of notice of redemption within one year of the day the Bank received the notice of redemption.

•	2 percent of the par value of the shares of capital stock subject to the notice of redemption if the Bank receives the cancellation of notice of redemption within two years of the day the Bank received the notice of redemption.

•	3 percent of the par value of the shares of capital stock subject to the notice of redemption if the Bank receives the cancellation of notice of redemption within three years of the day the Bank received the notice of redemption.

•	4 percent of the par value of the shares of capital stock subject to the notice of redemption if the Bank receives the cancellation of notice of redemption within four years of the day the Bank received the notice of redemption.

•	5 percent of the par value of the shares of capital stock subject to the notice of redemption if the Bank receives the cancellation of notice of redemption within five years of the day the Bank received the notice of redemption.
     The Board of Directors may adjust the cancellation fee percentage for each period between 0.00 percent and not more than the applicable percentage for such period specified above. If the Board of Directors adjusts or amends the cancellation fee, it will determine whether the adjustment will apply to the cancellation of any previously submitted notice of redemption as well as those submitted in the future. The Bank will provide at least 15 days advance written notice to each member of any adjustment or amendment to its cancellation fee.
     A notice of redemption by a member (whose membership has not been terminated) will automatically be cancelled if, within five business days after the expiration of the five-year redemption period, the Bank is prevented from redeeming the member’s capital stock because such redemption would cause the member to fail to meet its minimum investment after such redemption. The automatic cancellation will have the same effect as a voluntary cancellation and we will impose the cancellation fee percentage described above.
Repurchase
     The Bank, in its discretion, may repurchase excess stock without regard to any redemption period. With 15 days prior written notice to members, we may repurchase excess shares of membership stock. Any repurchase of membership stock automatically reduces the amount of membership stock subject to any outstanding notice of redemption by the amount of membership stock repurchased. If a member has more than one pending notice of redemption, we will automatically reduce the amount of membership stock that is subject to the pending notice of redemption in the same order in which we received them. A member’s submission of a notice of withdrawal, or its termination of membership in any other manner, will not, in and of itself, cause any membership stock to be deemed excess stock. We do not intend to repurchase excess shares of membership stock nor excess shares of membership stock subject to an outstanding notice of redemption unless it meets our capital management needs.

     We will repurchase activity-based stock that exceeds an operational threshold on the 19th day of each month. If the 19th day of a month falls on a nonbusiness day the repurchase will occur on the first business day preceding the 19th. The operational threshold amount is $50,000 per member. The Board of Directors may adjust the operational threshold within a specified range of $0 to $250,000. The Board of Directors may amend this range; however, changes to the range constitute an amendment to the capital plan that would require prior Finance Board approval. We will notify members at least 15 days in advance of the scheduled date(s) for repurchasing activity-based stock and at least 15 days prior to the effective date of any change in or amendment to the operational threshold.
Limitations on Redemption or Repurchase
     The Bank’s ability to redeem or repurchase capital stock is subject to a number of limitations. Accordingly, there can be no assurance that shares of capital stock subject to a notice of redemption will, in fact, be redeemed at the expiration of the five-year redemption period or that excess shares will be repurchased. Specifically, we will not redeem or repurchase capital stock
•	without the prior written approval of the Finance Board, if the Finance Board or the Board of Directors has determined that the Bank has incurred, or is likely to incur, losses that result in or are likely to result in charges against the capital of the Bank. This prohibition shall apply even if the Bank is in compliance with its capital requirements, and shall remain in effect for however long the Bank continues to incur such charges or until the Finance Board determines that such charges are not expected to continue.

•	if the redemption or repurchase would cause the Bank to fail to meet any minimum regulatory capital requirement.

•	if the redemption or repurchase would cause a member to fail to maintain its minimum investment in capital stock.

•	if the sum of all requested capital stock redemptions that the Bank is scheduled to make on any date equals or exceeds the amount that would cause the Bank to fall below its minimum regulatory capital requirements, in which case the Bank will process redemptions in the order in which notification was received, but in no case will the Bank redeem capital stock to the point that it would fail to meet its minimum regulatory capital requirements.
     We cannot redeem capital stock if the Board of Directors suspends redemptions due to its reasonable belief that continued redemption of stock would cause the Bank to fail to meet its minimum regulatory capital requirements, prevent the Bank from maintaining adequate capital against a potential risk that may not adequately be reflected in its minimum regulatory capital requirements, or otherwise prevent the Bank from operating in a safe and sound manner. We are required to notify the Finance Board in writing within two business days of the date of the decision to suspend the redemption of capital stock and inform the Finance Board of the reasons for the suspension and our strategies and time frames for addressing those conditions that led to the suspension. The Finance Board may require the Bank to re-institute the redemption of capital stock. We cannot repurchase any capital stock without the written permission of the Finance Board during any period in which the Bank has suspended redemptions of capital stock under the circumstances described in this paragraph.
     We cannot redeem or repurchase shares of stock from any member of the Bank if the principal or interest on any consolidated obligation of the FHLBank system is not paid in full when due, or under certain circumstances if
•	we fail to certify in writing to the Finance Board that we will remain in compliance with our liquidity requirements and will remain capable of making full and timely payment of all of our current obligations.

•	we project, at any time, we will fail to comply with statutory or regulatory liquidity requirements, or will be unable to timely and fully meet all of our current obligations.

•	we actually fail to comply with statutory or regulatory liquidity requirements or to timely and fully meet all of our current obligations, or enter or negotiate to enter into an agreement with one or more other FHLBanks to obtain financial assistance to meet our current obligations.

•	the Finance Board determines that the Bank will cease to be in compliance with statutory or regulatory liquidity requirements, or will lack the capacity to timely or fully meet all of our current obligations.
Termination of Membership
General
     Any member may voluntarily withdraw from membership in the Bank upon written notice to the Bank. Further, a member’s membership may be terminated as a result of a consolidation or merger of a member into a nonmember or into a member of another FHLBank or a relocation of the member’s principal place of business to another FHLBank district. A member’s membership may be involuntarily terminated in accordance with regulations of the Finance Board in effect from time to time. Any member that withdraws from membership or that has had its membership terminated may not be readmitted as a member of any FHLBank for a period of five years from the date membership was terminated and it has divested all of its shares of capital stock. This provision does not apply in the case of an uninterrupted transfer of membership between two FHLBanks.
Voluntary Withdrawal or Termination
     Any member may withdraw from membership by providing a notice of withdrawal signed by an officer of the member to the Bank. The membership of a member that has submitted a notice of withdrawal will terminate five years from the date of the Bank’s receipt of the notice of withdrawal, unless the member cancels its notice of withdrawal prior to that date. The Bank’s receipt of a notice of withdrawal also commences the five-year redemption period for all capital stock held by that member that is not already subject to a pending notice of redemption. The redemption period for capital stock purchased subsequent to the Bank’s receipt of a member’s notice of withdrawal shall be deemed to have commenced when such stock is purchased. A member that has submitted a notice of withdrawal continues to have access to the benefits of membership until the effective date of its withdrawal, but the Bank does not have to provide any future services, including advances that would mature or otherwise terminate subsequent to the effective date of the withdrawal.
     No member may withdraw from membership unless, on the date the membership is to terminate, there is in effect a certification from the Finance Board that the withdrawal of a member will not cause the FHLBank System to fail to satisfy its obligation to make the payments to the REFCORP.
     A member may cancel its notice of withdrawal prior to the completion of the five-year redemption period by providing written notice signed by an officer of the member to the Bank of its intent to cancel its withdrawal request. The Bank will impose a cancellation fee on any member that voluntarily cancels its notice of withdrawal in accordance with the provisions of the capital plan applicable to cancellation of redemption. See “Cancellation of Redemption” on page 207.
     In the case of a member whose membership has been terminated as a result of a relocation of its principal place of business, the redemption period for any capital stock that is not subject to a pending notice of redemption shall be deemed to commence on the date in which the transfer of membership becomes effective. In the case of a member whose membership has been terminated as a result of merger or consolidation into a nonmember or into a member of another FHLBank, the redemption period for any capital stock that is not subject to a pending notice of redemption shall be deemed to commence on the date on which the charter of the former member ceases to exist.
     The Bank shall not redeem or repurchase any capital stock if the redemption or repurchase would result in any of the events described under “Limitations on Redemption or Repurchase” on page 209 or otherwise is subject to a prohibition described therein.
Involuntary Termination
The Board of Directors has the right to terminate the membership of any member that
•	fails to comply with any requirement of the FHLBank Act, Finance Board regulations, or the capital plan.

•	becomes insolvent or otherwise is subject to the appointment of a conservator, receiver, or other legal custodian under federal or state law.

•	would jeopardize the safety and soundness of the Bank if it were to remain a member.

     The five-year redemption period for all capital stock owned by the former member and not already subject to a pending notice of redemption shall commence on the date that the Board of Directors terminates the membership. However, the Bank cannot redeem or repurchase any capital stock if the redemption or repurchase would result in any of the events described under “Limitations on Redemption or Repurchase” on page 209 or otherwise is subject to a prohibition described therein.
Rights Upon Withdrawal or Termination of the Member
     If a member withdraws from membership or has its membership terminated for any reason, the Bank, in its sole discretion, will determine an orderly manner for the liquidation of all outstanding indebtedness (including prepayment fees) owed by the member to the Bank and settlement of all other claims against the member. We may require the immediate repayment of all indebtedness, in which case the repayment shall be subject to any applicable prepayment fees. In the alternative, we may allow the member to continue to be obligated to the Bank for any length of time up to and including maturity of all indebtedness and all other claims against the member. In a case where an extension of credit is transferred by operation of law as a result of a member’s merger into another institution, the member is required to notify the Bank and execute any required Bank documentation to evidence the assumption of the extension of credit by the acquiring institution. We will require the member to continue to hold activity-based stock necessary to support the member’s advances or other transactions that remain outstanding following termination of membership. Upon the repayment of all outstanding indebtedness to the Bank and settlement of all other claims against the member, the activity-based stock that was necessary to support the indebtedness or other claims shall become excess stock subject to redemption or repurchase. However, the Bank shall not redeem or repurchase any activity-based stock if the redemption or repurchase would result in any of the events described under “Limitations on Redemption or Repurchase” on page 209 or is otherwise subject to a prohibition described therein.
Amendments to the Capital Plan
     Upon a simple majority vote of the Board of Directors, a request to amend the capital plan may be submitted to the Finance Board. The effective dates for any proposed changes to the terms of the capital plan will be contained in any amendment request submitted to the Finance Board. To become effective, any amendment to the capital plan must be approved by the Finance Board. We will provide notice to all members of any amendment to the capital plan at least 15 days prior to the effective date of any such amendment.
Description of Capital Stock
Par Value
     The par value of the Bank’s capital stock is $100 per share. Capital stock will be issued, redeemed, repurchased, and transferred at par value. The Bank acts as its own transfer agent and issues all stock in book-entry form.

Ownership of Retained Earnings
     The retained earnings, paid-in surplus, undivided profits, and equity reserves, if any, of the Bank are owned by the stockholders of capital stock in an amount proportional to the stockholder’s share of the total shares of issued and outstanding capital stock. Stockholders have no right to receive any portion of these items except through the declaration of a dividend or capital distribution approved by the Board of Directors or upon liquidation of the Bank.
Voting Rights for Election of Directors
     The only voting rights that members are entitled to are in regard to the election of directors. Voting rights in regard to the election of directors are set forth in 12 C.F.R. Part 915. Each member is eligible to vote for the number of open elective director seats in the state in which its principal place of business is located. Each member will be entitled to cast one vote for each share of capital stock that the member was required to hold as of the applicable record date, except that the number of votes that each member may cast for each directorship shall not exceed the average number of shares of capital stock that were required to be held by all members located in that state on the record date. No share of capital stock shall have any voting preference.
Dividends
     The Board of Directors may, but is not required to, declare and pay dividends in either cash or stock or a combination thereof. The Board of Directors may declare and pay different dividends for each subclass of capital stock. Unless the Board of Directors declares otherwise, dividends are noncumulative. The Board of Directors may not declare and pay any dividend if
•	the Bank’s capital position is below its minimum regulatory capital requirements.

•	the Bank’s capital position will be below its minimum regulatory capital requirements after paying the dividend.

•	the principal or interest on any consolidated obligation of the FHLBank system is not paid in full when due. or, under certain circumstances, if
•	we fail to certify in writing to the Finance Board that we will remain in compliance with our liquidity requirements and will remain capable of making full and timely payment of all of its current obligations.

•	we notify the Finance Board that we cannot provide the foregoing certification, project at any time we will fail to comply with statutory or regulatory liquidity requirements, or will be unable to timely and fully meet all of our current obligations.

•	we actually fail to comply with statutory or regulatory liquidity requirements or to timely and fully meet all of our current obligations, or enter or negotiate to enter into an agreement with one or more other FHLBanks to obtain financial assistance to meet our current obligations.

•	the Finance Board determines that the Bank will cease to be in compliance with statutory or regulatory liquidity requirements, or will lack the capacity to timely or fully meet all of our current obligations.
     Each member will be entitled to receive dividends on capital stock held during the applicable dividend period for the period of time the member owned the capital stock.
Transfer of Excess Stock
     A member may transfer excess stock only to another member that controls, is controlled by, or is under common control with the member subject to the prior approval of the Bank. We will not approve a transfer if the transfer would result in the transferring member being out of compliance with its minimum investment. All excess stock transfers shall be at par value and shall be effective upon being recorded on the appropriate books and records of the Bank.
     If a member that has filed a notice of redemption or notice of withdrawal transfers the excess stock subject to that notice to another member, the transfer shall be deemed to be a cancellation of such notice upon the effective date of the transfer. The member transferring the excess stock shall be responsible for paying any applicable cancellation fees. See “Cancellation of Redemption” on page 207.
Rights in Bank Liquidation, Merger, or Consolidation
     If the Bank is liquidated, after full payment to the Bank’s creditors and to the extent of remaining funds, the Bank’s stockholders shall be entitled to receive the par value of their capital stock, as well as any retained earnings, in an amount proportional to each stockholder’s share of the total outstanding shares of capital stock. If the Bank merges with or consolidates with another FHLBank, the Board of Directors shall determine the rights and preferences of the Bank’s stockholders, subject to any terms and conditions imposed by the Finance Board.

ITEM 12–INDEMNIFICATION OF DIRECTORS AND OFFICERS
     The FHLBank Act provides that the board of directors of each FHLBank shall determine the terms and conditions under which it may indemnify its directors, officers, employees, or agents. Our bylaws require that we indemnify any person who was or is a party to or is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, or employee of the Bank, or who served at the Bank’s request as a director, officer, or employee of another entity, against all expenses, liabilities and losses actually and reasonably incurred or suffered by such person in connection with such action based upon the Board’s determination that such indemnification is proper in the circumstances. Indemnification is proper if the Board in its sole discretion determines that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the Bank’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. The bylaws provide that the Board’s determination that indemnification is proper in the circumstances shall be made by a majority of directors who were not parties to such action, suit or proceeding or by a committee of such directors, or, if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion. The bylaws also provide that expenses incurred by parties subject to indemnification in connection with a covered proceeding shall be paid in advance of the final disposition upon receipt of an agreement from the person to promptly repay all advanced amounts in the event that it is determined that the person is not entitled to be indemnified and a determination by the Board that it is likely that the person will be entitled to indemnification. Any required indemnification or advancement of expenses must be made promptly and in any event no later than 90 days after the date the Bank receives a written request for indemnification or advancement of expenses and an agreement to repay such advancement if the person ultimately is not entitled to indemnification.
     The bylaws provide that the Bank may purchase and maintain insurance on behalf of any person who is, or was or has agreed to become a director, officer, employee or agent of the Bank, or is or was serving at the request of the Bank as a director, officer, employee or agent of any entity against any liability asserted or threatened against, such person or incurred by such person in any such reporting, or arising out of such person’s status as such, whether or not the Bank would have the power to indemnify such person under the provisions of the Bank’s bylaws. The Bank maintains a director and officer liability insurance policy under which any person who was or is a director or officer of the Bank is insured.
     The indemnification provided by our bylaws extends to a person’s legal heirs, executors and administrators. As authorized by the Board, the Bank may grant indemnification rights to the Bank’s agents. The rights to indemnification under our bylaws are deemed a contract between us and the persons indemnified and any repeal or modification of the indemnification provisions set forth in the bylaws shall not diminish any rights of an indemnified person with respect to any proceeding arising out of, or relating to, any action taken or omitted, transactions or facts occurring prior to the final adoption of such modification or repeal.

     The Bank’s bylaws provide that a director shall not be personally liable to the Bank or its members for monetary damages for breach of fiduciary duty as a director, but such limitation of liability does not eliminate or limit liability for (i) any breach of a director’s duty of loyalty to the Bank or its members, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) any transaction from which the director gained an improper personal benefit.
ITEM 13–FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Financial Statements
     The following financial statements and accompanying notes are set forth beginning on page S-1.

Audited Financial Statements
Report of Independent Auditors dated May 12, 2006 – PricewaterhouseCoopers LLP
Statements of Condition at December 31, 2005 and 2004 (restated)
Statements of Income for the Years Ended December 31, 2005, 2004 (restated), and 2003 (restated)
Statements of Changes in Capital for the Years Ended December 31, 2005, 2004 (restated), and 2003 (restated)
Statements of Cash Flows for the Years Ended December 31, 2005, 2004 (restated), and 2003 (restated)
Notes to Financial Statements

Unaudited Financial Statements
Statements of Condition at March 31, 2006 and December 31, 2005
Statements of Income for the Three Months Ended March 31, 2006 and 2005
Statements of Changes in Capital for the Three Months Ended March 31, 2006 and 2005
Statements of Cash Flows for the Three Months Ended March 31, 2006 and 2005
Condensed Notes to Financial Statements

Supplementary Data
Selected Quarterly Financial Information
     The following tables present selected financial data from the statements of condition at the end of each quarter of 2006, 2005, and 2004. They also present selected quarterly operating results for the same periods.

Statements of Condition	2006	2005
(Dollars in millions)	March 31,	December 31,	September 30,	June 30,	March 31,
Short-term investments	$4,174	$5,287	$3,192	$3,447	$2,750
Mortgage-backed securities	5,158	4,925	4,104	3,389	3,520
Other investments	14	15	160	164	162
Advances	22,024	22,283	23,344	27,056	26,908
Mortgage loans, net	12,713	13,018	13,534	14,185	14,726
Total assets	44,278	45,722	44,556	48,445	48,359
Securities sold under agreements to repurchase	500	500	500	500	500
Consolidated obligations	39,881	41,197	39,741	43,977	43,446
Mandatorily redeemable capital stock	84	85	89	80	57
Affordable Housing Program	47	47	42	31	45
Payable to REFCORP	48	51	44	13	46
Total liabilities	42,025	43,462	42,264	46,092	45,821
Capital stock – Class B putable	1,918	1,932	2,013	2,192	2,235
Retained earnings	336	329	277	161	300
Capital-to-asset ratio	5.09%	4.94%	5.14%	4.86%	5.25%

	Three Months Ended
Quarterly Operating Results	2006	2005
(Dollars in millions)	March 31,	December 31,	September 30,	June 30,	March 31,
Interest income	$532.5	$492.5	$476.9	$470.1	$438.5
Interest expense	495.0	448.6	411.0	385.0	339.8
Net interest income	37.5	43.9	65.9	85.1	98.7
Provision for credit losses on mortgage loans	—	—	—	—	—
Net interest income after mortgage loan credit loss provision	37.5	43.9	65.9	85.1	98.7
Other income	2.6	56.9	111.7	(234.9)	113.1
Other expense	11.1	11.0	9.3	9.4	9.3
Total assessments	7.7	24.0	44.6	(42.2)	53.8
Cumulative effect of change in accounting principle	—	—	—	—	6.5
Net income	21.3	65.8	123.7	(117.0)	155.2

Annualized dividend rate	3.00%	2.80%	1.40%	3.80%	3.30%

Statements of Condition	2004 (as restated)
(Dollars in millions)	December 31,	September 30,	June 30,	March 31,
Short-term investments	$2,599	$3,663	$2,801	$2,887
Mortgage-backed securities	3,702	3,760	2,689	2,236
Other investments	164	606	937	939
Advances	27,175	26,750	26,087	24,730
Mortgage loans, net	15,193	15,328	15,638	16,156
Total assets	49,048	50,313	48,589	47,215
Securities sold under agreements to repurchase	500	500	500	500
Consolidated obligations	44,493	45,767	42,660	42,007
Mandatorily redeemable capital stock	59	47	47	47
Affordable Housing Program	29	24	44	14
Payable to REFCORP	14	(1)	45	(20)
Total liabilities	46,654	47,985	46,115	45,066
Capital stock – Class B putable	2,232	2,230	2,201	2,149
Retained earnings	163	103	270	2
Capital-to-asset ratio	4.88%	4.63%	5.09%	4.55%

	Three Months Ended
Quarterly Operating Results	2004 (as restated)
(Dollars in millions)	December 31,	September 30,	June 30,	March 31,
Interest income	$409.3	$367.2	$325.7	$326.2
Interest expense	297.1	241.5	192.0	199.2
Net interest income	112.2	125.7	133.7	127.0
Provision for credit losses on mortgage loans	5.1	—	—	(0.1)
Net interest income after mortgage loan credit loss provision	117.3	125.7	133.7	126.9
Other income	(6.6)	(328.9)	251.8	(253.1)
Other expense	8.1	7.9	7.6	7.5
Total assessments	27.3	(56.0)	100.3	(35.5)
Cumulative effect of change in accounting principle	—	—	—	(0.1)
Net income	75.3	(155.1)	277.6	(98.3)

Annualized dividend rate	2.73%	2.25%	1.79%	1.76%

Investment Portfolio Analysis
     Supplementary financial data on the Bank’s investment securities for the three months ended March 31, 2006 and for the years ended December 31, 2005, 2004, and 2003 are included in the tables below.
     At March 31, 2006, the Bank had investments with the following issuers (excluding government-sponsored enterprises and U.S. government agencies) with a book value greater than 10 percent of the Bank’s total capital (dollars in millions):

		Total
	Total	Market
	Book Value	Value
State Street Bank and Trust Co.	$230	$230
Harris N.A.	250	250
Branch Banking & Trust Co.	300	300
Lehman Brothers Inc.	305	305

Total	$1,085	$1,085

     At December 31, 2005, the Bank had investments with the following issuers (excluding government-sponsored enterprises and U.S. government agencies) with a book value greater than 10 percent of the Bank’s total capital (dollars in millions):

		Total
	Total	Market
	Book Value	Value
GE Capital Corporation	$298	$298
Citigroup Funding	299	299
State Street Bank and Trust Co.	300	300
Fifth Third Bank	300	300
US Bank, N.A.	300	300
Lehman Brothers Inc.	305	305

Total	$1,802	$1,802

Trading Securities
     The Bank’s trading portfolio totals at March 31, 2006 and December 31, 2005, 2004, and 2003 were as follows (dollars in millions):

	March 31,	December 31,
	2006	2005	2004	2003
U.S. government agency-guaranteed	$8	$9	$12	$18
Other bonds, notes, and debentures	—	—	5	18

Total trading securities	$8	$9	$17	$36

     U.S. government agency-guaranteed investments represented Ginnie Mae securities. Ginnie Mae is a wholly-owned government corporation that guarantees payment on mortgage-backed securities that are backed by federally insured or guaranteed loans.
     The table below shows book value and yield characteristics on the basis of remaining terms to contractual maturity for our trading securities at March 31, 2006 and December 31, 2005 (dollars in millions):

	March 31, 2006		December 31, 2005
	Book Value	Yield	Book Value	Yield
U.S. government agency-guaranteed after 10 years	$8	4.45%	$9	4.45%

Available-for-Sale Securities
     The Bank’s available-for-sale portfolio totals at March 31, 2006 and December 31, 2005, 2004, and 2003 follow (dollars in millions):

	March 31,	December 31,
	2006	2005	2004	2003
Government-sponsored enterprises	$—	$250	$479	$1,450
Other FHLBank consolidated obligations	—	—	146	96

Total available-for-sale securities	$—	$250	$625	$1,546

     Government-sponsored enterprise investments represented Fannie Mae, Freddie Mac, or Tennessee Valley Authority securities.

     The table below summarizes book value and yield characteristics on the basis of remaining terms to contractual maturity for our available-for-sale securities at March 31, 2006 and December 31, 2005 (dollars in millions):

	March 31, 2006		December 31, 2005
	Book Value	Yield	Book Value	Yield
Government-sponsored enterprises within one year	$—	—%	$250	3.67%

Held-to-Maturity Securities
     The Bank’s held-to-maturity portfolio at March 31, 2006 and December 31, 2005, 2004, and 2003 includes (dollars in millions):

	March 31,	December 31,
	2006	2005	2004	2003
Government-sponsored enterprises	$5,378	$4,861	$3,639	$1,223
U.S. government agency-guaranteed	100	107	152	254
States and political subdivisions	6	7	10	19
Other bonds, notes, and debentures	296	1,003	923	659

Total held-to-maturity securities	$5,780	$5,978	$4,724	$2,155

     Government-sponsored enterprise investments represented Fannie Mae or Freddie Mac securities. U.S. government agency-guaranteed investments represented Ginnie Mae securities and Small Business Administration (SBA) Pool Certificates. SBA Pool Certificates represent undivided interests in pools of the guaranteed portions of SBA-guaranteed loans. The SBA’s guarantee of the Pool Certificate is backed by the full faith and credit of the U.S. government.

     The table below presents book value and yield characteristics on the basis of remaining terms to contractual maturity for our held-to-maturity securities at March 31, 2006 and December 31, 2005 (dollars in millions):

	March 31, 2006		December 31, 2005
	Book Value	Yield	Book Value	Yield
Government-sponsored enterprises
Within one year	$547	4.66%	$299	4.24%
After one but within five years	15	5.79%	18	5.42%
After five but within 10 years	15	6.25%	16	6.21%
After 10 years	4,801	5.07%	4,528	4.91%

U.S. government agency-guaranteed
After five but within 10 years	1	4.80%	1	4.32%
After 10 years	99	5.00%	106	4.65%

States and political subdivisions
After 10 years	6	5.57%	7	5.68%

Other bonds, notes, and debentures
Within one year	69	4.77%	747	4.31%
After one but within five years	5	6.55%	5	6.55%
After 10 years	222	5.27%	251	4.89%

Total held-to-maturity securities	$5,780	5.04%	$5,978	4.80%

Loan Portfolio Analysis
     The Bank’s outstanding advances, real estate mortgages, nonperforming real estate mortgages, and real estate mortgages 90 days or more past due and accruing interest for the three months ended March 31, 2006 and the years ended December 31, 2005, 2004, 2003, 2002, and 2001 are as follows (dollars in millions):

	Three Months
	Ended
	March 31,	Years Ended December 31,
	2006	2005	2004	2003	2002	2001
Domestic
Advances	$22,024	$22,283	$27,175	$23,272	$23,971	$20,745

Real estate mortgages	$12,713	$13,018	$15,193	$16,052	$5,661	$3,742

Nonperforming real estate mortgages[1]	$34	$33	$23	$10	$3	$3

Real estate mortgages past due 90 days or more and still accruing interest[2]	$5	$6	$3	$5	$10	$11

Nonperforming real estate mortgages
Interest contractually due during the period	$0.5	$1.8
Interest actually received during the period	—	0.9

Shortfall	$0.5	$0.9

[1]	Nonperforming real estate mortgages represent conventional mortgage loans that are 90 days or more past due and have been placed on nonaccrual status.

[2]	Only government-insured loans (e.g., FHA, VA) continue to accrue after 90 days or more delinquent, because of the (1) U.S. government guarantee of the loans and (2) contractual obligation of the loan servicer.

Advances
     The following table shows the Bank’s outstanding advances at March 31, 2006 and December 31, 2005 (dollars in millions):

	March 31,	December 31,
	2006	2005
Maturity
Overdrawn demand deposit accounts	$1	$—
Within one year	6,109	6,042
After one but within five years	9,782	9,516
After five years	6,186	6,672

Total par value	22,078	22,230

Premiums	—	—
Hedging fair value adjustments
Cumulative fair value gain	(63)	44
Basis adjustments from terminated hedges	9	9

Total advances	$22,024	$22,283

     The following table details additional interest rate payment terms for advances at March 31, 2006 and December 31, 2005 (dollars in millions):

	March 31,	December 31,
	2006	2005
Par amount of advances
Fixed rate maturity
Overdrawn demand deposit accounts	$1	$—
Within one year	5,559	5,499
After one year	12,352	12,575

Variable rate maturity
Within one year	550	543
After one year	3,616	3,613

Total	$22,078	$22,230

Mortgage Loan Geographic Concentration
     The following table shows geographic concentration of the conventional and government-insured loan portfolio at March 31, 2006 and December 31, 2005. Regional concentration is calculated based on unpaid principal balances.

	March 31,	December 31,
	2006	2005
Regional Concentration[1]
Midwest	34.3%	34.0%
West	19.9%	20.2%
Southwest	16.8%	16.7%
Southeast	16.6%	16.7%
Northeast	12.4%	12.4%

Total	100.0%	100.0%

[1]	Midwest includes IA, IL, IN, MI, MN, ND, NE, OH, SD, and WI.

West includes AK, CA, Guam, HI, ID, MT, NV, OR, WA, and WY.

Southeast includes AL, District of Columbia, FL, GA, KY, MD, MS, NC, SC, TN, VA, and WV.

Southwest includes AR, AZ, CO, KS, LA, MO, NM, OK, TX, and UT.

Northeast includes CT, DE, MA, ME, NH, NJ, NY, PA, Puerto Rico, RI, Virgin Islands, and VT.
Summary of Loan Loss Experience
     The allowance for credit losses on real estate mortgage loans for the three months ended March 31, 2006 and for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 are as follows (dollars in millions):

	Three Months
	Ended
	March 31,	Years Ended December 31,
	2006	2005	2004	2003	2002	2001
Balance, beginning of year	$0.76	$0.76	$5.91	$3.26	$3.10	$2.04
Charge-offs	—	—	(0.11)	(0.05)	(0.02)	(0.03)
Recoveries	—	—	0.01	—	0.02	—

Net charge-offs	—	—	(0.10)	(0.05)	—	(0.03)

(Reversal of) provision for credit losses	—	—	(5.05)	2.70	0.16	1.09

Balance, end of period	$0.76	$0.76	$0.76	$5.91	$3.26	$3.10

     The ratio of net (charge-offs) recoveries to average loans outstanding was less than one basis point for the three months ended March 31, 2006 and for the years ended December 31, 2005, 2004, 2003, 2002, and 2001.

Deposits
     At March 31, 2006 and December 31, 2005, time deposits in denominations of $100,000 or more amounted to $7,475,000 and $10,686,000. The table below presents the maturities for time deposits in denominations of $100,000 or more by remaining maturity at March 31, 2006 and December 31, 2005 (dollars in millions):

		Over three	Over six
	Three	months but	months but
	months	within six	within 12
	or less	months	months	Total
Time certificates of deposit
($100,000 or more)
March 31, 2006	$4	$3	$—	$7

December 31, 2005	$9	$2	$—	$11

Short-term Borrowings
     Borrowings with original maturities of one year or less are classified as short-term. The following is a summary of short-term borrowings for the three months ended March 31, 2006 and for the years ended December 31, 2005, 2004, and 2003 (dollars in millions):

	March 31,	December 31,
	2006	2005	2004	2003
Discount notes
Outstanding at period-end	$4,761	$4,067	$5,008	$5,472
Weighted average rate at period-end	4.57%	3.57%	1.93%	1.03%
Daily average outstanding for the period	$4,619	$5,268	$5,780	$6,754
Weighted average rate for the period	4.40%	3.04%	1.36%	1.15%
Highest outstanding at any month-end	$4,983	$7,805	$8,071	$8,241
Ratios
     Financial ratios for the three months ended March 31, 2006 and for the years ended December 31, 2005, 2004, and 2003 are provided in the following table:

	March 31,	December 31,
	2006	2005	2004	2003
Return on average assets	0.19%	0.48%	0.21%	0.32%
Return on average capital	3.82%	9.57%	4.30%	6.80%
Total average capital to average assets	4.98%	5.04%	4.77%	4.74%
Dividends declared per share as a percentage of net income per share	78.62%	29.49%	49.54%	44.14%

Ratio of Earnings to Fixed Charges

	Three Months
	Ended
	March 31,	Years Ended December 31,
(Dollars in millions)	2006	2005	2004	2003	2002	2001
Earnings
Income before assessments	$29.0	$301.4	$135.7	$184.4	$62.2	$121.0
Fixed charges	495.1	1,584.7	930.1	852.4	1,016.3	1,589.0

Total earnings	$524.1	$1,886.1	$1,065.8	$1,036.8	$1,078.5	$1,710.0

Fixed charges
Interest expense	$495.0	$1,584.4	$929.8	$852.1	$1,016.2	$1,588.9
Estimated interest component of net rental expense[1]	0.1	0.3	0.3	0.3	0.1	0.1

Total fixed charges	$495.1	$1,584.7	$930.1	$852.4	$1,016.3	$1,589.0

Ratio of earnings to fixed charges	1.06	1.19	1.15	1.22	1.06	1.08

[1]	Represents an estimated interest factor.
ITEM 14–CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
     None.
ITEM 15–FINANCIAL STATEMENTS AND EXHIBITS
(a) Financial Statements
     The financial statements included as part of this Form 10 are identified in Item 13 on page 216 and are incorporated by reference into Item 15.

(b) Exhibits

3.1	Organization Certificate of the Federal Home Loan Bank of Des Moines dated October 13, 1932.

3.2	Bylaws of the Federal Home Loan Bank of Des Moines effective January 12, 2006.

4.1	Federal Home Loan Bank of Des Moines Capital Plan dated July 8, 2002, approved Federal Housing Finance Board July 10, 2002.

10.1	Federal Home Loan Bank of Des Moines Second Amended and Restated Benefit Equalization Plan effective December 11, 2003.

10.2	Federal Home Loan Bank of Des Moines Directors Deferred Compensation Plan effective November 1, 2004.

10.3	Federal Home Loan Bank of Des Moines Long-Term Incentive Compensation Plan effective January 1, 2005.

10.4	Employment Agreement with Neil N. Fruechte dated January 12, 2006.

10.4.1	First Amendment to Employment Agreement with Neil N. Fruechte dated April 6, 2006.

10.4.2	Consulting Agreement with Neil Fruechte dated June 1, 2006.

10.5	Employment Agreement with James E. Huston effective February 10, 2006.

10.6	Consulting Agreement with Dan J. Williams dated January 12, 2006.

10.6.1	First Amendment to Consulting Agreement with Dan J. Williams dated April 6, 2006.

10.7	Retirement, Resignation, and Release Agreement with Patrick J. Conway effective December 31, 2005.

10.8	Resignation and Release Agreement with Amy E. Angle effective March 31, 2006.

10.9	Resignation and Release Agreement with F. James Bishop effective March 31, 2006.

10.10	Employment Agreement with Richard S. Swanson effective June 1, 2006.

10.11	Resignation and Release Agreement with Ronald Greeson dated June 6, 2006.

10.12	Federal Home Loan Banks P&I Funding and Contingency Plan Agreement effective July 20, 2006.

12.1	Computation of Ratio of Earnings to Fixed Charges.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
FEDERAL HOME LOAN BANK OF DES MOINES
(Registrant)
Date: July 10, 2006

By:	/s/ Richard S. Swanson

Richard S. Swanson
President and Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
The Federal Home Loan Bank of Des Moines:
In our opinion, the accompanying statements of condition and the related statements of income, capital and of cash flows present fairly, in all material respects, the financial position of the Federal Home Loan Bank of Des Moines (the “Bank”) at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2 to the financial statements, the Bank has restated its financial statements at December 31, 2004 and 2003 and for each of the years then ended.
As discussed in Note 3, the Bank changed its method of accounting for the amortization and accretion of premiums, discounts, and other nonrefundable fees on mortgage loans and mortgage-backed securities under SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, on January 1, 2005. As discussed in Note 16, the Bank adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, on January 1, 2004.
/s/ PricewaterhouseCoopers LLP
McLean, Virginia
May 12, 2006, except for Note 16, as to which the date is July 10, 2006.

FEDERAL HOME LOAN BANK OF DES MOINES
STATEMENTS OF CONDITION
(In thousands, except shares)

	December 31,
	2005	2004
		(as restated)
ASSETS
Cash and due from banks (Note 4)	$42,366	$43,026
Interest-bearing deposits	700,025	218,800
Securities purchased under agreements to resell (Note 5)	305,000	305,000
Federal funds sold	2,985,000	575,000
Investments
Trading securities (Note 6)	8,693	16,618
Available-for-sale securities include $222,709 and $106,590 pledged as collateral in 2005 and 2004 that may be repledged (Note 7)	250,235	625,227
Held-to-maturity securities include $297,314 and $414,218 pledged as collateral in 2005 and 2004 that may be repledged (estimated fair value of $5,961,810 and $4,771,183 in 2005 and 2004) (Note 8)	5,978,199	4,724,061
Advances (Note 9)	22,283,315	27,174,636
Mortgage loans held for portfolio, net of allowance for credit losses on mortgage loans of $763 and $760 in 2005 and 2004 (Note 12)	13,018,030	15,193,351
Accrued interest receivable	99,732	97,644
Premises and equipment, net	1,057	1,065
Derivative assets (Note 19)	18,440	50,936
Other assets	32,387	22,346

Total assets	$45,722,479	$49,047,710

LIABILITIES AND CAPITAL
LIABILITIES
Deposits (Note 13)
Interest-bearing	$827,068	$780,138
Noninterest bearing demand	37,640	25,193

Total deposits	864,708	805,331

Securities sold under agreements to repurchase (Note 14)	500,000	500,000

Consolidated obligations, net (Note 15)
Discount notes	4,066,732	5,008,143
Bonds	37,129,784	39,484,650

Total consolidated obligations, net	41,196,516	44,492,793

Mandatorily redeemable capital stock (Note 16)	85,084	58,862
Accrued interest payable	315,657	290,525
Affordable Housing Program (Note 10)	46,654	29,471
Payable to REFCORP (Note 11)	50,944	13,732
Derivative liabilities (Note 19)	379,524	442,280
Other liabilities	22,924	20,853

Total liabilities	43,462,011	46,653,847

Commitments and contingencies (Note 21)

CAPITAL (Note 16)
Capital stock — Class B putable ($100 par value) issued and outstanding 19,320,536 and 22,316,738 shares in 2005 and 2004	1,932,054	2,231,674
Retained earnings	329,241	162,783
Accumulated other comprehensive loss
Net unrealized loss on available-for-sale securities	(58)	(172)
Other (Note 17)	(769)	(422)

Total capital	2,260,468	2,393,863

Total liabilities and capital	$45,722,479	$49,047,710

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF DES MOINES
STATEMENTS OF INCOME
(In thousands)

	For the Years Ended December 31,
	2005	2004	2003
		(as restated)	(as restated)
INTEREST INCOME
Advances	$901,248	$512,741	$477,134
Advance prepayment fees, net (Note 9)	294	945	19,450
Interest-bearing deposits	12,415	3,935	5,076
Securities purchased under agreements to resell	10,030	4,275	3,225
Federal funds sold	53,357	25,685	36,088
Investments
Trading securities	481	1,482	3,237
Available-for-sale securities	17,877	17,477	13,148
Held-to-maturity securities	193,800	102,659	107,970
Mortgage loans held for portfolio	688,474	759,097	489,667
Loans to other FHLBanks	—	38	297

Total interest income	1,877,976	1,428,334	1,155,292

INTEREST EXPENSE
Consolidated obligations
Discount notes	160,223	78,392	77,806
Bonds	1,378,239	827,588	748,661
Deposits	24,338	12,449	15,039
Borrowings from other FHLBanks	132	15	2,176
Securities sold under agreements to repurchase	19,393	10,156	8,309
Mandatorily redeemable capital stock	2,029	1,133	—
Other borrowings	4	58	48

Total interest expense	1,584,358	929,791	852,039

NET INTEREST INCOME	293,618	498,543	303,253
Reversal of (provision for) credit losses on mortgage loans (Note 12)	—	5,048	(2,704)

NET INTEREST INCOME AFTER MORTGAGE LOAN CREDIT LOSS PROVISION	293,618	503,591	300,549

OTHER INCOME
Service fees	2,500	2,286	2,134
Net gain (loss) on trading securities (Note 6)	14	(841)	(1,513)
Net realized gain on available-for-sale securities (Note 7)	2,683	5,518	688
Net realized (loss) gain on held-to-maturity securities (Note 8)	(7)	4,039	—
Net gain (loss) on derivatives and hedging activities (Note 19)	38,947	(352,382)	(94,675)
Other, net	2,677	4,574	3,011

Total other income	46,814	(336,806)	(90,355)

OTHER EXPENSE (Note 24)
Operating	36,251	28,818	23,626
Finance Board	1,733	1,331	1,155
Office of Finance	1,021	972	993

Total other expense	39,005	31,121	25,774

INCOME BEFORE ASSESSMENTS	301,427	135,664	184,420

Affordable Housing Program	24,905	11,197	15,055
REFCORP	55,304	24,894	33,873

Total assessments	80,209	36,091	48,928

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	221,218	99,573	135,492

Cumulative effect of change in accounting principle (Note 3)	6,444	(53)	—

NET INCOME	$227,662	$99,520	$135,492

Pro forma amounts assuming retroactive application of change in accounting principle for amortization and accretion of premiums, discounts and other nonrefundable fees on mortgage loans and mortgage-backed securities:

NET INCOME	$221,218	$102,939	$138,840

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF DES MOINES
STATEMENT OF CHANGES IN CAPITAL
(In thousands)

						Accumulated
	Capital Stock					Other
	Class B (putable)		Capital Stock (putable)		Retained	Comprehensive	Total
	Shares	Par Value	Shares	Par Value	Earnings	Income (Loss)	Capital
BALANCE DECEMBER 31, 2004 (as restated)	22,317	$2,231,674	—	$—	$162,783	$(594)	$2,393,863

Proceeds from issuance of capital stock	8,585	858,477	—	—	—	—	858,477

Repurchase/redemption of capital stock	(11,201)	(1,120,102)	—	—	—	—	(1,120,102)

Net shares reclassified to mandatorily redeemable capital stock	(380)	(37,995)	—	—	—	—	(37,995)

Comprehensive income

Net income	—	—	—	—	227,662	—	227,662

Other comprehensive income (loss)

Net unrealized gain on available-for-sale securities	—	—	—	—	—	2,797	2,797
Reclassification adjustment for gain included in net income relating to available-for-sale securities	—	—	—	—	—	(2,683)	(2,683)

Other	—	—	—	—	—	(347)	(347)

Total comprehensive income (loss)	—	—	—	—	227,662	(233)	227,429

Cash dividends on capital stock (2.82% annualized)	—	—	—	—	(61,204)	—	(61,204)

BALANCE DECEMBER 31, 2005	19,321	$1,932,054	—	$—	$329,241	$(827)	$2,260,468

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF DES MOINES
STATEMENT OF CHANGES IN CAPITAL
(In thousands)
(as restated)

						Accumulated
	Capital Stock					Other
	Class B (putable)		Capital Stock (putable)		Retained	Comprehensive	Total
	Shares	Par Value	Shares	Par Value	Earnings	Income (Loss)	Capital
BALANCE DECEMBER 31, 2003	21,165	$2,116,500	—	$—	$109,325	$(826)	$2,224,999

Proceeds from issuance of capital stock	7,609	760,924	—	—	—	—	760,924

Repurchase/redemption of capital stock	(5,842)	(584,215)	—	—	—	—	(584,215)

Net shares reclassified to mandatorily redeemable capital stock	(615)	(61,535)	—	—	—	—	(61,535)

Comprehensive income

Net income	—	—	—	—	99,520	—	99,520

Other comprehensive income (loss)

Net unrealized gain on available-for-sale securities	—	—	—	—	—	6,172	6,172
Reclassification adjustment for gain included in net income relating to available-for-sale securities	—	—	—	—	—	(5,518)	(5,518)

Other	—	—	—	—	—	(422)	(422)

Total comprehensive income (loss)	—	—	—	—	99,520	232	99,752

Cash dividends on capital stock (2.13% annualized)	—	—	—	—	(46,062)	—	(46,062)

BALANCE DECEMBER 31, 2004	22,317	$2,231,674	—	$—	$162,783	$(594)	$2,393,863

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF DES MOINES
STATEMENT OF CHANGES IN CAPITAL
(In thousands)
(as restated)

						Accumulated
	Capital Stock					Other
	Class B (putable)		Capital Stock (putable)		Retained	Comprehensive	Total
	Shares	Par Value	Shares	Par Value	Earnings	Income (Loss)	Capital
BALANCE DECEMBER 31, 2002	—	$—	18,582	$1,858,180	$50,130	$(3,370)	$1,904,940
(as previously reported)

Restatements	—	—	—	—	(19,468)	(605)	(20,073)

BALANCE DECEMBER 31, 2002 (restated)	—	—	18,582	1,858,180	30,662	(3,975)	1,884,867

Proceeds from issuance of capital stock	6,336	633,555	4,086	408,637	—	—	1,042,192

Repurchase/redemption of capital stock	(3,644)	(364,393)	(4,195)	(419,479)	—	—	(783,872)

Comprehensive income

Net income	—	—	—	—	135,492	—	135,492

Other comprehensive income (loss)

Net unrealized gain on available-for-sale securities	—	—	—	—	—	3,837	3,837
Reclassification adjustment for gain included in net income relating to available-for-sale securities	—	—	—	—	—	(688)	(688)

Total comprehensive income	—	—	—	—	135,492	3,149	138,641

Conversion to Class B shares	18,473	1,847,338	(18,473)	(1,847,338)	—	—	—

Cash dividends on capital stock (3.00% annualized)	—	—	—	—	(56,829)	—	(56,829)

BALANCE DECEMBER 31, 2003	21,165	$2,116,500	—	$—	$109,325	$(826)	$2,224,999

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF DES MOINES
STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,
	2005	2004	2003
		(as restated)	(as restated)
OPERATING ACTIVITIES
Net income	$227,662	$99,520	$135,492
Cumulative effect of change in accounting principle	(6,444)	53	—

Income before cumulative effect of change in accounting principle	221,218	99,573	135,492

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization
Net premiums, discounts, and basis adjustments on investments advances, mortgage loans, and consolidated obligations	15,922	6,362	(120,336)
Concessions on consolidated obligation bonds	2,108	18,662	26,531
Premises and equipment	406	367	521
Other	(118)	(621)	(511)
(Reversal of) provision for credit losses on mortgage loans held for portfolio	—	(5,048)	2,704
Net realized gain from sale of available-for-sale securities	(2,683)	(5,518)	(688)
Net realized loss (gain) from sale of held-to-maturity securities	7	(4,039)	—
Net change in fair value adjustment on derivatives and hedging activities	(15,988)	(82,733)	(74,544)
Net realized loss (gain) on disposal of premises and equipment	6	(1,173)	(219)
Net change in:
Trading securities	7,925	19,430	29,702
Accrued interest receivable	(2,088)	(175)	(31,789)
Accrued interest on derivatives	43,343	(65,413)	113,069
Other assets	(4,953)	(1,384)	(3,033)
Accrued interest payable	25,132	42,018	(43,605)
Affordable Housing Program (AHP) liability and discount on AHP advances	17,150	3,020	8,765
Payable to REFCORP	37,212	3,954	10,551
Other liabilities	1,725	2,864	10,495

Total adjustments	125,106	(69,427)	(72,387)

Net cash provided by operating activities	346,324	30,146	63,105

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF DES MOINES
STATEMENTS OF CASH FLOWS (continued from previous page)
(In thousands)

	For the Years Ended December 31,
	2005	2004	2003
		(as restated)	(as restated)
INVESTING ACTIVITIES
Net change in:
Interest-bearing deposits	(481,225)	62,428	212,772
Securities purchased under agreements to resell	—	—	(305,000)
Federal funds sold	(2,410,000)	625,000	4,551,000
Short-term held-to-maturity securities	456,292	(1,348,033)	1,172,795
Available-for-sale securities:
Proceeds from sales	612,541	942,877	50,688
Purchases	(253,004)	(48,701)	(832,328)
Held-to-maturity securities:
Proceeds from sales	5,169	109,795	—
Proceeds from maturities	952,286	792,355	2,532,090
Purchases	(2,656,980)	(2,114,063)	(607,256)
Advances to members:
Principal collected	107,756,385	74,479,076	49,698,793
Originated	(103,157,391)	(78,633,166)	(49,329,717)
Mortgage loans held for portfolio:
Principal collected	2,633,736	2,684,550	3,531,410
Originated or purchased	(465,950)	(1,848,553)	(13,954,591)
Additions to premises and equipment	(407)	(237)	(514)
Proceeds from sale of premises and equipment	3	2,211	4,486

Net cash provided by (used in) investing activities	2,991,455	(4,294,461)	(3,275,372)

FINANCING ACTIVITIES
Net change in:
Deposits	59,377	(198,940)	(630,589)
Securities sold under agreements to repurchase	—	—	200,000
Loans from other FHLBanks	—	—	(50,000)
Net proceeds from issuance of consolidated obligations
Discount notes	532,070,260	293,728,950	389,215,728
Bonds	10,572,824	20,789,367	40,545,388
Payments for maturing and retiring consolidated obligations
Discount notes	(533,005,775)	(294,198,058)	(391,483,448)
Bonds	(12,700,523)	(15,999,070)	(34,831,926)
Proceeds from issuance of capital stock	858,477	760,924	1,042,192
Payments for repurchase/redemption of mandatorily redeemable capital stock	(11,773)	(2,673)	—
Payments for repurchase/redemption of capital stock	(1,120,102)	(584,215)	(783,872)
Cash dividends paid	(61,204)	(46,062)	(56,829)

Net cash (used in) provided by financing activities	(3,338,439)	4,250,223	3,166,644

Net decrease in cash and due from banks	(660)	(14,092)	(45,623)
Cash and due from banks at beginning of the year	43,026	57,118	102,741

Cash and due from banks at end of the year	$42,366	$43,026	$57,118

Supplemental disclosures
Cash paid during the period for
Interest	$1,477,343	$929,767	$915,583
AHP	8,438	8,105	6,169
REFCORP	19,703	20,927	23,322
The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF DES MOINES
NOTES TO FINANCIAL STATEMENTS
Background Information
     The Federal Home Loan Bank of Des Moines (the Bank) is a federally chartered corporation that is exempt from all federal, state, and local taxation except real property taxes and is one of 12 district Federal Home Loan Banks (FHLBanks). The FHLBanks serve the public by enhancing the availability of funds (advances and mortgage loans) for residential mortgages and targeted community development. The Bank provides a readily available, low cost source of funds to its member institutions and eligible housing associates in Iowa, Minnesota, Missouri, North Dakota, and South Dakota. Regulated financial depositories and insurance companies engaged in residential housing finance may apply for membership. State and local housing authorities that meet certain statute or criteria may also borrow from the Bank; while eligible to borrow, housing associates are not members of the Bank and, as such, are not required to hold capital stock.
     The Bank is a cooperative. This means the Bank is owned by its customers, whom the Bank calls members. All members must purchase and maintain membership capital stock in the Bank as a condition of membership based on the amount of their total assets. Each member is also required to purchase and maintain activity-based capital stock to support certain business activities with the Bank. The Bank conducts business with its stockholders in the normal course of business.
     The Bank’s current members own nearly all of the outstanding capital stock of the Bank. Former members own the remaining capital stock to support business transactions still carried on the Bank’s statements of condition. All stockholders, including both current members and former members, may receive dividends on their investment.
     The Bank has business concentrations with stockholders whose capital stock outstanding was in excess of 10 percent of the Bank’s total capital stock outstanding. At December 31, 2005, Superior Guaranty Insurance Company was the only stockholder that owned stock greater than 10 percent of the Bank’s total capital stock. Superior Guaranty Insurance Company (Superior) and Wells Fargo Bank, N.A. are affiliates and each owned stock greater than 10 percent of the Bank’s total capital stock at December 31, 2004. These affiliated members hereafter are referred to as Wells Fargo. During 2004, Wells Fargo Bank Minnesota, N.A., Wells Fargo Bank Iowa, N.A., Wells Fargo Bank South Dakota, N.A., and Wells Fargo Bank North Dakota, N.A. merged into Wells Fargo Bank, N.A. See Note 22 for more information.

     The Federal Housing Finance Board (Finance Board) is an independent agency in the executive branch of the United States (U.S.) Government that supervises and regulates the FHLBanks and the Office of Finance. The Finance Board’s principal purpose is to ensure that the FHLBanks operate in a safe and sound manner. In addition, the Finance Board is responsible for ensuring that the FHLBanks carry out their housing finance mission, remain adequately capitalized, and can raise funds in the capital markets. Also, the Finance Board establishes regulations covering the operations of the FHLBanks. Each FHLBank operates as a separate entity with its own management, employees, and board of directors. The Bank does not have any special purpose entities or other off-balance sheet conduits.
     The FHLBanks’ debt instruments (consolidated obligations) are the joint and several obligations of all the FHLBanks and are the primary source of funds for the Bank. Deposits, other borrowings, and capital stock issued to members provide other funds. The Bank uses these funds primarily to make advances to members and to purchase loans from members through its Mortgage Partnership Finance (register mark) (MPF (register mark)) program (“Mortgage Partnership Finance” and “MPF” are registered trademarks of the Federal Home Loan Bank of Chicago). The Bank also provides member institutions with correspondent services such as wire transfer and security safekeeping and settlement.
Note 1—Summary of Significant Accounting Policies
     The Bank prepares its financial statements in conformity with accounting principles generally accepted in the U.S. (GAAP). The preparation of financial statements requires management to make assumptions and estimates. These assumptions and estimates affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. Actual results could differ from these estimates.
     Interest-Bearing Deposits, Securities Purchased Under Agreements to Resell, and Federal Funds Sold. The Bank carries these short-term securities at cost.
     Investments. The Bank classifies certain investments for which it has both the ability and intent to hold to maturity as held-to-maturity and carries them at cost, adjusted for the amortization of premiums and accretion of discounts using the level-yield method.
     In accordance with Statement of Financial Accounting Standards (SFAS) 115, Accounting for Certain Investments in Debt and Equity Securities, changes in circumstances may cause the Bank to change its intent to hold a certain security to maturity without calling into question its intent to hold other debt securities to maturity in the future. Thus, the sale or transfer of a held-to-maturity security due to certain changes in circumstances such as evidence of significant deterioration in the issuer’s creditworthiness or changes in regulatory requirements is not considered to be inconsistent with its original classification. Other events that are isolated, nonrecurring, and unusual for the Bank that could not have been reasonably anticipated may cause the Bank to sell or transfer a held-to-maturity security without necessarily calling into question its intent to hold other debt securities to maturity.

     In addition, in accordance with SFAS 115, sales of debt securities that meet either of the following two conditions may be considered as maturities for purposes of the classification of securities: (1) the sale occurs near enough to its maturity date (or call date if exercise of the call is probable) that interest rate risk is substantially eliminated as a pricing factor and the changes in market interest rates would not have a significant effect on the security’s fair value, or (2) the sale of a security occurs after the Bank has already collected a substantial portion (at least 85 percent) of the principal outstanding at acquisition due either to prepayments on the debt security or to scheduled payments on a debt security payable in equal installments (both principal and interest) over its term.
     The Bank classifies certain investments it may sell before maturity as available-for-sale and carries them at fair value. The change in fair value of the available-for-sale securities not being hedged by derivative instruments is recorded in other comprehensive income as a net unrealized gain (loss) on available-for-sale securities. For available-for-sale securities that have been hedged and qualify as a fair value hedge, the Bank records the portion of the change in value related to the risk being hedged in other income as net gain (loss) on derivatives and hedging activities together with the related change in the fair value of the derivative, and records the remainder of the change in other comprehensive income as net unrealized gain (loss) on available-for-sale securities.
     The Bank classifies certain investments acquired for purposes of liquidity and asset-liability management as trading securities and carries them at fair value. The Bank records changes in the fair value of these investments in other income as net gain (loss) on trading securities. The Bank does not participate in active trading practices and holds these investments based on management’s evaluation of the Bank’s liquidity needs.
     Effective January 1, 2005 the Bank changed its method of accounting for the amortization and accretion of premiums and discounts on mortgage-backed securities. See Note 3 for more information. The Bank now amortizes and accretes these items to interest income using the level-yield method over the contractual life of the securities.
     The Bank computes gains and losses on sales of investment securities using the specific identification method and includes these gains and losses in other income.
     The Bank regularly evaluates outstanding investments for changes in fair value and records impairment when a decline in fair value is deemed to be other than temporary. An investment is deemed impaired if the fair value of the investment is less than its carrying value. After the investment is determined to be impaired, the Bank evaluates whether this decline in value is other than temporary.

     When evaluating whether the impairment is other than temporary, the Bank takes into consideration whether or not it is going to receive all of the investment’s contractual cash flows and the Bank’s intent and ability to hold the investment for a sufficient amount of time to recover the unrealized losses. In addition the Bank considers issuer or collateral specific factors, such as rating agency actions and business and financial outlook. The Bank also evaluates broader industry and sector performance indicators.
     If there is other than temporary impairment in the value of an investment, the decline in value is recognized as a loss and presented in the statements of income as other income. The Bank did not experience any other than temporary impairment in value of investments during 2005, 2004, or 2003.
     Advances. The Bank presents advances net of unearned commitment fees, discounts on Affordable Housing Program (AHP) advances, premiums and discounts, and hedging fair value adjustments. Premiums and discounts are derived based on market conditions when the Bank purchases advances from another FHLBank as a result of members consolidating their advance business into the Bank. The Bank amortizes the premiums and discounts on advances to interest income using the level-yield method over the contractual life of the advances. The Bank credits interest on advances to income as earned.
     Following the requirements of the Federal Home Loan Bank Act of 1932 as amended (the Act), the Bank obtains sufficient collateral on advances to protect it from losses. The Act limits eligible collateral to certain government or government agency securities, residential mortgage loans, cash or deposits with the Bank, and other eligible real estate related assets. Community financial institutions (CFIs) are eligible under expanded statutory collateral rules to use secured small business, small farm, and small agribusiness loans and securities representing a whole interest in such secured loans. In 2005, CFIs were defined as Federal Deposit Insurance Corporation-insured depository institutions with average total assets over the preceding three year period of $567 million or less. The cap may be adjusted by the Finance Board based on changes in the Consumer Price Index.
     The Bank has not incurred any credit losses on advances since its inception. Based upon the collateral held as security for the advances and the repayment history of the Bank’s borrowers, management believes an allowance for credit losses on advances is unnecessary.

     Mortgage Loans Held for Portfolio. The Bank participates in the MPF program under which the Bank invests in conventional and government-insured (Federal Housing Administration and Veterans Administration) residential mortgage loans that are acquired through or purchased from a participating member. For one of the Bank’s MPF products, a member originates mortgage loans as an agent for the Bank and the loans are funded and owned by the Bank. This process is commonly known as table funding. For all other MPF products, a member sells closed loans to the Bank. The Bank does not purchase mortgage loans through an intermediary such as a trust. The Bank manages the liquidity, interest rate, and prepayment risk of the loans while the participating member retains the customer relationship and loan servicing activities. If the member is participating in the servicing released program, the member concurrently sells the servicing of the mortgage loans to a designated mortgage service provider.
     The Bank and the participating member share in the credit risk of the loans which involves several layers of legal loss protection that are defined in agreements among the Bank and its participating members. Though the structuring of these layers of loss protection differs slightly between the MPF products the Bank offers, each product contains the same credit risk structure. For conventional loans, the credit risk structure contains the following layers of loss protections in order of priority:
(1)	Homeowner equity.

(2)	Primary Mortgage Insurance for all loans with homeowner equity of less than 20 percent of the original purchase price or appraised value.

(3)	First Loss Account (FLA) established by the Bank.

(4)	Credit enhancements (including any supplemental mortgage insurance (SMI)) provided by participating members. The size of the participating member’s credit enhancement is calculated so that any losses in excess of the FLA are limited to those of an investor in a mortgage-backed security that is rated the equivalent of AA by a nationally recognized statistical rating organization. To cover losses equal to all or a portion of the credit enhancement amount, participating members are required to either collateralize their credit enhancement obligations or to purchase SMI from a highly rated mortgage insurer for the benefit of the Bank (except that losses generally classified as special hazard losses are not covered by SMI).

(5)	Losses greater than credit enhancements provided by participating members are the responsibility of the Bank.
     For managing the inherent credit risk, the participating member receives credit enhancement fees from the Bank. This fee is accrued monthly based on the remaining unpaid principal balance. When the Bank incurs losses for certain MPF products, it reduces base or performance based credit enhancement fee payments until the amount of the loss is recovered up to the limit of the FLA.
     The Bank classifies mortgage loans as held for investment and reports them at their principal amount outstanding, net of premiums and discounts, hedging fair value adjustments, and allowance for credit losses on mortgage loans.

     Effective January 1, 2005 the Bank changed its method of accounting for the amortization and accretion of premiums, discounts, and other nonrefundable fees on mortgage loans. See Note 3 for more information. The Bank now amortizes and accretes these items to interest income using the level-yield method over the contractual life of the loans.
     The Bank records credit enhancement fees paid to participating members as a reduction to mortgage loan interest income. The Bank records nonorigination fees received from its members, such as delivery commitment extension fees and pair off fees as part of the mark-to-market on derivatives to which they relate or as part of the loan basis, as applicable. Delivery commitment extension fees are received when the PFI requires an extension of the delivery commitment on an MPF loan beyond the original stated maturity date. These fees compensate the Bank for interest lost as a result of the late funding of the loan and represent the member purchasing a derivative from the Bank. Pair off fees are received from the participating member (participating financial institution (PFI)) when the sum of the principal amount of the mortgages funded under a delivery commitment is less than 95 percent (i.e., under delivery) or greater than 105 percent (i.e., over delivery) of the delivery commitment amount. These fees compensate the Bank for hedge costs associated with the under delivery or over delivery, respectively. To the extent that pair off fees relate to under deliveries of loans, they are included in the mark-to-market of the related delivery commitment derivative. If they relate to over deliveries, they represent purchase price adjustments to the related loans acquired and are recorded as part of the loan basis. For the years ended December 31, 2005, 2004, and 2003, pair off fees amounted to $114,000, $216,000, and $145,000.
     The Bank places a conventional mortgage loan on nonaccrual status when the collection of the contractual principal or interest is 90 days or more past due. When a mortgage loan is placed on nonaccrual status, accrued but uncollected interest is reversed against interest income. The Bank records cash payments received on nonaccrual loans as interest income and a reduction of principal. A government-insured loan is not placed on nonaccrual status when the collection of the contractual principal or interest is 90 days or more past due because of the (1) U.S. government guarantee of the loan and (2) contractual obligation of the loan servicer.
     In lieu of paying service fees for transaction processing services performed by the Federal Home Loan Bank of Chicago (FHLBank of Chicago), the Bank allowed the FHLBank of Chicago to participate in portions of mortgage loans and related credit enhancements purchased by the Bank from its participating members. The income from these participations allowed the FHLBank of Chicago to partially offset MPF program startup and development costs as well as ongoing expenses the FHLBank of Chicago incurs from providing systems and back office support to the MPF program. The FHLBank of Chicago purchased participation interests directly from the Bank.

     Under a master commitment, the Bank may enter into a participation arrangement with the FHLBank of Chicago that specifies an agreed upon ownership percentage for the mortgage loans and credit enhancements to be acquired from participating members under the master commitment. Both the Bank and the FHLBank of Chicago share in the proportional purchase amounts for each respective loan acquired and credit enhancements from the participating member; receive the relevant proportional share of principal and interest payments; and maintain responsibility for the proportional share of credit losses. In addition, the Bank and the FHLBank of Chicago maintain responsibility for their contractual shares of base and performance based credit enhancement fees; and each may hedge its share of the delivery commitments. These participations to the FHLBank of Chicago are transacted contemporaneously with and at the same price as the loan purchases by the Bank, resulting in no gain or loss on the transaction. Based on the terms of the participation agreement between the Bank and the FHLBank of Chicago, these participations are accounted for as sales under SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The purchase and immediate sale of mortgage loans to the FHLBank of Chicago was recorded net in the statements of cash flows, and therefore there was no impact to the Bank’s statements of cash flows for these transactions.
     Commencing January 2004, the Bank began paying monthly service fees to the FHLBank of Chicago. The service fee is calculated monthly based on the aggregate outstanding balance of the Bank’s retained interest in loans at the end of the previous month. The loan balance used in this calculation excludes loans purchased prior to January 31, 2004 and loans purchased under certain master commitments entered into in 2003. Service fees are recorded as a reduction of other income. In conjunction with the payment of the monthly service fee, the Bank has the right to change the percentage of the FHLBank of Chicago’s participation share of MPF loans and credit enhancements to be acquired.
     Allowance for Credit Losses on Mortgage Loans. The Bank establishes an allowance for loan losses on its conventional mortgage loan portfolio as of the balance sheet date. The allowance is an estimate of probable losses contained in the portfolio. On a regular basis, the Bank monitors delinquency levels, loss rates, and portfolio characteristics such as geographic concentration, loan-to-value ratios, property types, and loan age. The Bank does not maintain an allowance for loan losses on the government-insured mortgage loan portfolio because of the (1) U.S. government guarantee of the loans and (2) contractual obligation of the loan servicer to repurchase the loan when certain delinquency criteria are met.
     The Bank considers the members’ credit enhancements, including the reduction of base or performance based credit enhancement fees, when estimating the allowance for loan losses. The allowance estimate is based on historical loss experience, current delinquency levels, economic data, and other relevant factors using a pooled loan approach. The Bank’s historical loss experience and analysis are driven by two primary components: frequency of mortgage loan default and loss severity. Other relevant factors evaluated in the Bank’s methodology include changes in national/local economic conditions, changes in the nature of the portfolio, changes in the portfolio performance, and the existence and effect of geographic concentrations.

     The Bank monitors and reports portfolio performance regarding delinquency, nonperforming loans, and net charge-offs monthly. Adjustments to the allowance for credit losses are considered quarterly based upon charge-offs, current calculations for probability of default and loss severity, as well as the other relevant factors discussed above. Nonperforming loans that have been foreclosed but not yet liquidated are reclassified to real estate owned in other assets. At December 31, 2005 and 2004, the Bank’s other assets included $6,162,000 and $3,371,000 of real estate owned. At the time of reclassification, the Bank records loan charge-offs if the fair value of the foreclosed asset is less than the loan’s carrying amount.
     As the Bank’s experience with the MPF program and the availability of sufficient historical performance data on the Bank’s mortgage loan portfolio has increased, its estimation process has shifted to a heavier weighting of its own data and less weighting of peer data (e.g., delinquency levels, loss history, and reserve levels of peers engaged in similar mortgage loan activities). The Bank believes this provides a better estimate of the Bank’s loan losses because it is based more on actual portfolio performance rather than the performance of the Bank’s peer group. As a result of this change in estimate, the Bank recorded a $5,048,000 decrease to its provision for the year ended December 31, 2004.
     MPF Shared Funding Program. The Bank has participated in the MPF shared funding program which provides a means to distribute both the benefits and the risks of the mortgage loans among a number of parties. The MPF shared funding program was created to (1) provide the FHLBanks with an alternative for managing interest rate and prepayment risk by giving the FHLBanks the ability to transfer those risks to other investors; (2) provide an additional source of liquidity that would allow further expansion of the MPF program; and (3) benefit other FHLBanks and their members by providing investment opportunities in high quality assets.
     Under the MPF shared funding program, a participating member of the FHLBank of Chicago sponsors a trust (trust sponsor) and transfers into the trust loans eligible to be MPF loans that the participating member of the FHLBank of Chicago originates or acquires. Upon transfer of the assets into the trust, the trust issues securities with tranches that have credit risk characteristics consistent with the MPF program policy and are compliant with the applicable regulations. The tranches are backed by the underlying mortgage loans and all or nearly all of the tranches receive public credit ratings determined by a nationally recognized statistical ratings organization.
     The senior tranches (A Certificates) have a credit rating of AA or AAA and may have different interest rate risk profiles and durations. The A Certificates, which may be structured to present risk and investment characteristics attractive to different types of investors, are sold to the FHLBank of Chicago, either directly by the trust or by the trust sponsor. The lower-rated tranches (B Certificates) provide the credit enhancement for the A Certificates and are sold to the trust sponsor. The FHLBank of Chicago may subsequently sell some or all of its A Certificates to its members and to other FHLBanks and their members. No residuals are created or retained on the statements of condition of the FHLBank of Chicago or any other FHLBank.

     Participating members who sell loans to the trust sponsor retain the servicing rights and obligations with respect to the loan servicing, which are performed through the MPF program systems and processes supported by the FHLBank of Chicago. The FHLBank of Chicago is the master servicer for the trust for the benefit of the certificate holders, and Wells Fargo is the FHLBank of Chicago’s vendor for performing these servicing functions.
     There have been two MPF shared funding transactions since the program’s inception. The Bank has only participated in one of those transactions. In the first transaction in March 2003, the Bank purchased A Certificates from the FHLBank of Chicago with a principal amount of $155,645,000, which represented one-third of the A Certificates available. The FHLBank of Chicago offered the Bank one-third of the A Certificates available because approximately one-third of the mortgages backing the A Certificates were acquired from Wells Fargo. The Bank made a determination to purchase the A Certificates it was offered based on the Bank’s pricing parameters for purchases of mortgage securities. These purchases were recorded in the statements of cash flows under purchases of held-to-maturity securities.
     The Bank’s shared funding certificates are classified as held-to-maturity securities and were reported at amortized cost of $69,370,000 and $91,245,000 at December 31, 2005 and 2004. These certificates are not publicly traded and are not guaranteed by any of the FHLBanks.
     Premises and Equipment. Premises and equipment is stated at cost less accumulated depreciation and amortization. The Bank’s accumulated depreciation and amortization was $5,357,000 and $4,963,000 at December 31, 2005 and 2004. The Bank computes depreciation using the straight-line method over the estimated useful lives of relevant assets ranging from two to ten years. Depreciation and amortization expense was $406,000, $367,000, and $521,000 for the years ended December 31, 2005, 2004, and 2003. The Bank includes gains and losses on disposal of premises and equipment in other income. The total net realized (loss) gain on disposal of premises and equipment was ($6,000), $1,173,000, and $219,000 for the years ended December 31, 2005, 2004, and 2003.
     Derivatives. Accounting for derivatives is addressed in SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of Effective Date of FASB Statement No. 133, SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (herein referred to as SFAS 133).
     All derivatives are recognized in the statements of condition at their fair value. Each derivative is designated as one of the following:
(1)	a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a fair value hedge).

(2)	a nonqualifying hedge of an asset, liability, or firm commitment (an economic hedge) for asset-liability management purposes.

     Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge and changes in the fair value of the hedged asset, liability, or unrecognized firm commitment that are attributable to the hedged risk are recorded in other income as net gain (loss) on derivatives and hedging activities. Any hedge ineffectiveness (the amount by which the change in the fair value of the derivative differs from the change in fair value of the hedged item) is recorded in other income as net gain (loss) on derivatives and hedging activities.
     Changes in the fair value of a derivative not qualifying as a hedge are recorded in current period earnings with no fair value adjustment to an asset or liability.
     The differences between accrued interest receivable and accrued interest payable on derivatives designated as fair value hedges are recognized as adjustments to the income or expense of the designated underlying investment securities, advances, consolidated obligations or other financial instruments. The differences between accrued interest receivable and accrued interest payable on derivatives designated as economic hedges are recognized in other income as net gain (loss) on derivatives and hedging activities.
     The Bank may issue debt and make advances in which derivative instruments are embedded. Upon execution of these transactions, the Bank assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the advance or debt (the host contract) and whether a separate, nonembedded instrument with the same terms as the embedded instrument would meet the definition of a derivative. If the Bank determines that (1) the embedded derivative has economic characteristics not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated as a stand alone derivative instrument used as an economic hedge.
     Derivatives are typically executed at the same time as the hedged advances or consolidated obligations and the Bank designates the derivative and the hedged item in a qualifying hedging relationship as of the trade date. In many hedging relationships, the Bank may designate the hedging relationship upon its commitment to disburse an advance or trade a consolidated obligation in which settlement occurs within the shortest period of time possible for the type of instrument based on market settlement conventions. The Bank defines market settlement conventions for advances to be five business days or less and for consolidated obligations to be thirty calendar days or less, using a next business day convention. The Bank then records the changes in fair value of the derivative and the hedged item beginning on the trade date. When the Bank meets all the criteria as set forth in SFAS 133 for applying the short cut method of hedge accounting, including, the hedging relationship is designated on the trade date and the fair value of the derivative is zero on that date, the Bank may assume no ineffectiveness in the hedging relationship.

     When hedge accounting is discontinued because the Bank determines that the derivative no longer qualifies as an effective fair value hedge of an existing hedged item, the Bank continues to carry the derivative on the statements of condition at its fair value, ceases to adjust the hedged asset or liability for changes in fair value, and amortizes the cumulative basis adjustment on the hedged item into earnings over the remaining life of the hedged item using the level-yield method.
     When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Bank continues to carry the derivative on the statements of condition at its fair value, removing from the statements of condition any asset or liability that was recorded to recognize the firm commitment and recording the amount as a gain or loss in current period earnings.
     Mandatorily Redeemable Capital Stock. The Bank accounts for mandatorily redeemable capital stock in accordance with SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.
     The Bank adopted SFAS 150 as of January 1, 2004 based on SFAS 150’s definition of a nonpublic entity, the definition of a Securities and Exchange Commission (SEC) registrant in FSP No. 150-3 (FSP 150-3), and related implementation guidance as it relates to both the Bank’s member shares and its consolidated obligations. The Bank is a cooperative whose member financial institutions own all of the Bank’s capital stock. Member shares cannot be purchased or sold except between the Bank and its members at $100 per share par value. The Bank does not have equity securities that trade in a public market and the Bank is not in the process of registering equity securities with the SEC for the purpose of a sale of equity securities in a public market. Additionally, although the Bank is a nonpublic entity, the Bank does issue joint and several consolidated obligations that can be traded in a public market. The public nature of the consolidated obligations, addressed in the SFAS 150 implementation guidance, is the primary reason for the adoption of SFAS 150 on January 1, 2004.
     The Bank’s capital stock meets the definition of a mandatorily redeemable financial instrument under SFAS 150 and is reclassified from equity to a liability when a member engages in any of the following activities:
(1)	Submits a written notice to the Bank to redeem all or part of the member’s capital stock.

(2)	Submits a written notice to the Bank of the member’s intent to withdraw from membership, which automatically commences the five-year redemption period.

(3)	Terminates its membership voluntarily as a result of a merger or consolidation into a nonmember or into a member of another FHLBank, involuntarily as a result of action by the Bank’s Board of Directors, or a relocation to another FHLBank district.

     When any of the above events occur, the Bank reclassifies stock from equity to a liability at fair value. The Bank does not take into consideration our members’ right to cancel a redemption request in determining when shares of capital stock should be classified as a liability because the capital plan provides for a cancellation fee on all cancellations. Dividends related to capital stock classified as a liability are accrued at the expected dividend rate and reported as interest expense in the statements of income. The repayment of these mandatorily redeemable financial instruments is reflected as a cash outflow in the financing activities section of the statements of cash flows.
     If a member cancels its written notice of redemption or notice of withdrawal, the Bank reclassifies mandatorily redeemable capital stock from a liability to equity. After the reclassification, dividends on the capital stock are no longer classified as interest expense.
     Although the mandatorily redeemable capital stock is not included in capital for financial reporting purposes, Finance Board interpretation requires that such outstanding stock be considered capital for determining the Bank’s compliance with its regulatory requirements. See Note 16 for more information, including significant restrictions on stock redemption.
     Affordable Housing Program. The Act requires each FHLBank to establish and fund an Affordable Housing Program (AHP). The Bank accrues this expense monthly based on its earnings excluding mandatorily redeemable capital stock interest expense and establishes a liability. The AHP grants provide subsidies to members to assist in the purchase, construction, or rehabilitation of housing for very low, low, and moderate income households. The Bank has the authority to make the AHP subsidy available to members as a grant. As an alternative, the Bank also has the authority to make subsidized AHP advances, which are advances at an interest rate below the Bank’s cost of funds. When the Bank makes an AHP advance, the present value of the variation in the cash flow caused by the difference in the interest rate between the AHP advance rate and the Bank’s related cost of funds for comparable maturity funding is charged against the AHP liability and recorded as a discount on the AHP advance.
     Prepayment Fees. The Bank charges a borrower a prepayment fee when the borrower prepays certain advances before the original maturity. The Bank records prepayment fees net of hedging fair value adjustments included in the book basis of the advance to interest income as advance prepayment fees, net.
     In cases in which the Bank funds a new advance concurrent with or within a short period of time of the prepayment of an existing advance, the Bank evaluates whether the new advance meets the accounting criteria to qualify as a modification of an existing advance. For this evaluation, the Bank considers (1) whether the yield of the new advance is at least equal to the yield for a comparable advance to other members and (2) whether the modification of the original advance is more than minor.

     If the new advance qualifies as a modification of the existing advance, the hedging fair value adjustments and the prepayment fee on the prepaid advance are recorded as a basis adjustment in the carrying value of the modified advance, and amortized over the life of the modified advance using the level-yield method in interest income from advances. If the modified advance is hedged and the hedge meets the hedging criteria in accordance with SFAS 133, it is marked to fair value after the modification and subsequent fair value changes are recorded in other income as net gain (loss) on derivatives and hedging activities.
     If the Bank determines that the transaction does not qualify as a modification of an existing advance, it is treated as an advance termination with a subsequent funding of a new advance and the net fees are recorded in interest income as advance prepayment fees, net.
     Concessions on Consolidated Obligations. The Bank defers and amortizes, using the level-yield method, the amounts paid to dealers in connection with the sale of consolidated obligation bonds and discount notes over the term to maturity of the bonds and discount notes. The Office of Finance prorates the amount of the concession to the Bank based on the percentage of the debt assumed by the Bank. Unamortized concessions were $18,326,000 and $12,979,000 at December 31, 2005 and 2004 and are included in other assets. Amortization of such concessions is included in consolidated obligation interest expense and totaled $3,503,000, $19,613,000, and $31,056,000 for the years ended December 31, 2005, 2004, and 2003.
     Discounts and Premiums on Consolidated Obligations. The Bank uses the level-yield method to amortize to interest expense the discounts and premiums on consolidated obligation bonds and discount notes over their terms to maturity.
     Finance Board and Office of Finance Expenses. The Bank is assessed for its proportionate share of the operating costs of the Finance Board, the Bank’s primary regulator, and the Office of Finance, which manages the sale and servicing of consolidated obligations. The Finance Board allocates its operating and capital expenditures to the FHLBanks based on each FHLBank’s percentage of total capital. The Office of Finance allocates its operating and capital expenditures based on each FHLBank’s percentage of capital stock, percentage of consolidated obligations issued, and percentage of consolidated obligations outstanding.
     Resolution Funding Corporation (REFCORP) Assessments. Although the FHLBanks are exempt from ordinary federal, state, and local taxation except for local real estate tax, the FHLBanks are required to make quarterly payments to the REFCORP to pay toward interest on bonds issued by the REFCORP. REFCORP is a corporation established by Congress in 1989 to provide funding for the resolution and disposition of insolvent savings institutions. Officers, employees, and agents of the Office of Finance are authorized to act for and on behalf of REFCORP to carry out the functions of REFCORP. See Note 11 for more information.

     Estimated Fair Values. Some of the Bank’s financial instruments lack an available trading market characterized by transactions between a willing buyer and a willing seller engaging in an exchange transaction. Therefore, the Bank uses internal models employing significant estimates and present value calculations when disclosing estimated fair values. Note 20 details the estimated fair values of the Bank’s financial instruments.
     Cash Flows. In the statements of cash flows, the Bank considers cash and due from banks as cash and cash equivalents. Federal funds sold are not treated as cash equivalents for purposes of the statements of cash flows, but are instead treated as short-term investments and are reflected in the investing activities section of the statements of cash flows.
Note 2 — Restatement of Financial Statements
     The Bank has restated its financial statements at and for each of the years ended December 31, 2004 and 2003. Previously issued annual reports and interim period financial statements issued prior to December 31, 2004 have not been restated and amended. All information presented in the financial statements and the related notes includes the effect of the restatement. The Bank’s financial statements at and for the year ended December 31, 2005 are presented in the same manner as the restated financial statements from prior periods.
     The Bank applies SFAS 133 in accounting for derivative transactions. SFAS 133 requires that the Bank carry its derivatives on its balance sheet at fair value and reflect periodic changes in fair value in earnings. In accordance with SFAS 133, a hedging relationship that has appropriate contemporaneous documentation and meets certain specified criteria is eligible for fair value hedge accounting and the offsetting changes in fair value of the hedged items attributable to the risk being hedged may be recorded in earnings. To the extent that these changes in value do not completely offset the changes in value of the related derivatives, there is a net impact on the statement of income. A hedging relationship that has appropriate contemporaneous documentation and meets certain specified criteria could also be eligible for cash flow hedge accounting, where the effective portion of changes in the fair value of the derivative is recorded in other comprehensive income, a component of capital, until earnings are affected by the variability of the cash flows of the hedged transaction.
     The application of hedge accounting generally requires a company to evaluate the effectiveness of the hedging relationships at inception and on an ongoing basis and to calculate the changes in fair value of the derivatives and related hedged items independently. This is known as the “long haul” method of hedge accounting. Hedging relationships that meet more stringent criteria under SFAS 133 may qualify for the “short cut” method of hedge accounting. The short cut method allows a company to make the assumption that the change in fair value of a hedged item attributable to changes in the risk being hedged exactly offsets the change in fair value of the related derivative rather than periodically evaluating the actual change in fair value of the hedged item independently.

     In connection with the registration of the Bank’s capital stock with the SEC, the Bank performed a comprehensive review of certain derivative instruments. During this review, the Bank identified certain errors in the application of hedge accounting under SFAS 133. The following discussion details the errors being corrected as part of this restatement.
Loss of Hedge Accounting
     The Bank corrected the manner in which it accounts for certain hedging relationships involving mortgage loans, advances, consolidated obligations, and mortgage delivery commitments. The Bank previously designated and accounted for these hedging relationships as fair value or cash flow hedges in accordance with SFAS 133, but has since determined that they do not meet the criteria for hedge accounting as detailed below.
     For fair value hedges, the Bank corrected these errors by removing the fair value hedge designation at inception of the hedging relationship and reversing the impact of all recorded gains and losses related to the hedged item attributable to the hedged risk. As a result, the change in fair value of the derivative is now recorded in earnings with no corresponding offsetting change in fair value of the hedged item recorded in each period. Additionally, accrued interest and the amortization of swap fees were previously recognized as adjustments to interest income or expense on the designated hedged item and were reclassified to net gain (loss) on derivatives and hedging activities in other income in each of the appropriate periods.
     For cash flow hedges, the Bank corrected these errors by removing the cash flow hedge designation from the hedging relationship and reclassifying the gains and losses included in accumulated other comprehensive income to other income in each of the appropriate periods.
     Mortgage Loans. The Bank used interest rate swaps to hedge the fair value risk attributable to the change in the benchmark interest rate (London Interbank Offering Rate (LIBOR)) of a portion of the cash flows from pools of fixed rate mortgage loans. The Bank accounted for these swaps using the long haul method. SFAS 133 generally requires that a hedged item in a fair value hedging relationship be all or a specific portion of a single asset or liability. SFAS 133 permits an entity to hedge one or more individual cash flows during a selected portion of the hedged item’s term (commonly called a partial term hedge) if the hedging instrument is highly effective at offsetting changes in fair value of the group of selected individual cash flows designated as being hedged. Management has determined that the Bank’s hedging relationships did not meet this requirement. Additionally, SFAS 133 permits the designation of pools of mortgage loans as the hedged item in fair value hedging relationships if each individual loan within the pool shares the same hedged risk exposure and if changes in fair value due to the risk being hedged affect each loan in the pool in a manner generally proportionate to the aggregate pool of loans. Management has determined that the Bank’s pools of mortgage loans did not meet the criteria to be designated as hedged items in fair value hedging relationships.

     The effect of these corrections on the restated financial statements was an increase to net income before assessments of $11,545,000 and $53,012,000 for the years ended December 31, 2004 and 2003.
     In the fourth quarter of 2005, the Bank discontinued the use of this mortgage loan hedge strategy and terminated any remaining interest rate swaps.
     Advances and Consolidated Obligations. The Bank determined that it had incorrectly applied the short cut method of hedge accounting to certain fixed rate advance and consolidated obligation hedging relationships where the interest rate swaps had fair values other than zero at inception of the hedging relationship or where the maturity dates and/or the put or call dates of the interest rate swap and the hedged item did not match. Since the Bank had incorrectly designated these hedges as qualifying for short cut hedge accounting at the time of their inception, the Bank did not periodically test the hedging relationships for effectiveness as it would have done had the hedges been designated as qualifying for long haul hedge accounting. Although the hedging relationships would have qualified for long haul hedge accounting treatment if they had been documented as such at their inception, the provisions of SFAS 133 do not allow the Bank to apply the long haul method retroactively.
     In addition, the Bank identified certain variable rate advances and consolidated obligations in fair value hedging relationships where the hedging instruments were also indexed to variable rates. Management determined that the application of fair value hedge accounting was not appropriate because the hedged items did not present an exposure to changes in fair value attributable to the designated risk being hedged and therefore did not meet the requirements of SFAS 133.
     SFAS 133 requires that an embedded derivative that meets certain requirements be bifurcated from its host contract and accounted for as a separate derivative instrument. The Bank determined that certain consolidated obligations that historically had not been bifurcated contained embedded derivatives that met the criteria of SFAS 133 for bifurcation. To correct this error, the Bank recorded the embedded derivatives at fair value and reclassified the portion of the consolidated obligation interest expense related to the embedded derivative to other income in each of the appropriate periods. Further, the consolidated obligations were designated in fair value hedging relationships. After making the corrections to bifurcate the embedded derivatives, application of fair value hedge accounting for the underlying consolidated obligations is not appropriate.
     The effect of these corrections on the restated financial statements was an increase to net income before assessments of $8,004,000 and $1,414,000 for the years ended December 31, 2004 and 2003 and a reduction to the December 31, 2002 unadjusted retained earnings balance of $31,893,000.

     Mortgage Delivery Commitments. The Bank designated certain mortgage delivery commitment derivatives as cash flow hedges of the anticipated purchase of mortgage loans. A forecasted transaction is eligible for designation as a hedged transaction in a cash flow hedge if, among other criteria, the occurrence of the forecasted transaction is probable. Management determined that based on actual experience, the Bank’s mortgage delivery commitments were not probable at the level specified in the Bank’s hedge documentation. Accordingly, the application of hedge accounting in connection with this strategy did not comply with SFAS 133. The Bank discontinued the use of this hedge strategy in April 2005. The effect of these corrections on the restated financial statements was a decrease to net income before assessments and a decrease to accumulated other comprehensive loss of $30,000 and $336,000 for the years ended December 31, 2004 and 2003.
Change in Method of Hedge Accounting
     The Bank changed the manner in which it assesses effectiveness for certain highly effective consolidated obligation hedging relationships. Under the Bank’s prior approach, the Bank improperly assumed no ineffectiveness for these hedging transactions. The interest rate swaps used in certain consolidated obligation bond hedging relationships were structured with one settlement amount under the receive side of the swap that differed from all other receive side settlements by an amount equivalent to the concession cost associated with the hedged consolidated obligation bond. The notional amounts of the interest rate swaps used in consolidated obligation discount note and zero coupon bond hedging relationships represented the par value of the obligation less the appropriate discount and an amount equivalent to the concession cost associated with the obligation. Since the formula for computing net settlements under the interest rate swap is not the same for each net settlement or the principal amount of the swap does not match the obligation, the Bank determined that it should change its approach to assess effectiveness and measure ineffectiveness for such transactions.
     For certain of these hedging relationships, the Bank had recorded an adjustment to increase income before assessments of $2,253,000 in the second quarter of 2004 to reflect the accounting as if the Bank had employed the new approach from the date of adoption of SFAS 133 through the second quarter of 2004. Subsequent to recording the adjustment in the second quarter of 2004, the Bank determined that it had incorrectly calculated the adjustment by using a flawed valuation methodology to determine the discount rate used to value the consolidated obligation hedge basis adjustments. As part of the restatement, the Bank reversed the cumulative adjustment recorded in 2004 and adjusted its prior period financial statements to reflect the new approach and the correct valuation methodology to determine the discount rate on the consolidated obligation hedge basis adjustments in the appropriate accounting periods.
     The effect of these corrections on the restated financial statements was a (decrease) increase to net income before assessments of ($5,549,000) and $615,000 for the years ended December 31, 2004 and 2003 and an increase to the December 31, 2002 retained earnings balance of $1,466,000. These adjustments are included in net gain (loss) on derivatives and hedging activities in the Bank’s restated statements of income.

Other Errors Relating to the Application of SFAS 133
     The Bank identified other errors related to the application of SFAS 133. The Bank did not properly consider the amortization of basis adjustments created by certain advance firm commitments when adjusting the fair value of the underlying advances. Adjustments to correct the accounting for this error are included in the Bank’s restatement. The effect of this correction on the restated financial statements was a decrease to net income before assessments of $2,705,000 for the year ended December 31, 2003 and an increase to the December 31, 2002 retained earnings balance of $2,705,000.
     Additionally, the Bank identified other errors related to SFAS 133 transition accounting, the timing for recognition of derivatives, and change in the values of certain derivative instruments. The effect of these corrections on the restated financial statements was an increase (decrease) to net income before assessments of $486,000 and ($1,761,000) for the years ended December 31, 2004 and 2003 and an increase to the December 31, 2002 retained earnings balance of $1,535,000.
Other Errors Corrected During the Restatement Process
     The Bank also recorded other accounting corrections and adjustments identified during the restatement process. Although the impact of these other adjustments by themselves or in total was not significant, the Bank has made accounting adjustments to correct for these transactions during the restatement process. Specifically, these errors and adjustments related to a change from the straight line method to the level yield method to comply with the provisions of SFAS 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, for certain premiums, discounts, and other nonrefundable fees, a change in the allowance for credit losses on mortgage loans to consider amounts that are expected to be recovered by withholding future performance based credit enhancement fees, and other minor corrections. Adjustments to correct the accounting for these items are also included in the Bank’s restated financial statements. The effect of these corrections on the restated financial statements was an increase to net income before assessments of $1,191,000 and $1,279,000 for the years ended December 31, 2004 and 2003 and a decrease to the December 31, 2002 retained earnings balance of $311,000. Additionally these corrections resulted in a decrease (increase) to accumulated other comprehensive loss of $928,000 and ($252,000) for the years ended December 31, 2004 and 2003 and an increase to the December 31, 2002 accumulated other comprehensive loss balance of $605,000.

     Certain amounts in the 2004 and 2003 financial statements and notes to the financial statements have been restated to conform to the 2005 presentation. For the year ended December 31, 2004, the Bank restated noninterest bearing demand deposits on the statement of condition to include pass-through deposit reserves previously included in other liabilities. For the years ended December 31, 2004 and 2003, the Bank restated proceeds from maturities of held-to-maturity securities on the statements of cash flows to include certain amounts related to maturities of mortgage-backed securities previously included in net change in other assets. For the same periods, the Bank also restated net proceeds from the issuance of consolidated obligation bonds and discounts notes on the statements of cash flows to include concessions on consolidated obligations previously included in net change in other assets. For the year ended December 31, 2004, the Bank restated the cumulative effect of change in accounting principle on the statement of income to include assessments for AHP and REFCORP previously included in the AHP and REFCORP assessment line items.
Impact of the Restatement on the Bank’s AHP and REFCORP Assessments
     The restatement resulted in higher cumulative income before assessments at December 31, 2004 and 2003. On January 25, 2006, the Finance Board issued Advisory Bulletin 06-01 (AB 06-01) which provides guidance to those FHLBanks that are required to restate their financial statements in connection with the registration of the FHLBank’s capital stock with the SEC. Pursuant to the guidance in AB 06-01, the Bank has recalculated its AHP and REFCORP assessments for the years ended December 31, 2004 and 2003 based upon its restated income before assessments for each of those periods. The recalculated amounts have been recorded in the Bank’s restated statements of income.
     Through December 31, 2004 and 2003, the cumulative recalculated AHP assessments exceeded the previously recorded amounts by $3,320,000 and $2,043,000, respectively, while the cumulative recalculated REFCORP assessments exceeded the previously recorded amounts by $7,470,000 and $4,596,000, respectively. Because the Bank’s AHP and REFCORP contributions for each of the four years were based upon pre-restatement income before assessments, the total cumulative contributions were less than those that would have been required had they been based on the Bank’s restated results. As a result, in the Bank’s statements of condition, the previously reported AHP liability at December 31, 2004 of $26,151,000 was increased by $3,320,000 to a balance of $29,471,000. Additionally, the previously reported payable to REFCORP liability at December 31, 2004 of $6,262,000 was increased by $7,470,000 to a balance of $13,732,000.

Financial Impact of Restatement Adjustments
     The net cumulative effect of the restatement through December 31, 2004 was an increase to the Bank’s retained earnings of $29,877,000 and an increase to the Bank’s accumulated other comprehensive income of $437,000. The Bank restated the December 31, 2002 retained earnings balance to reflect corrected items that relate to 2001 and 2002. The following table shows the effects of the restatement adjustments on retained earnings at December 31, 2002 (dollars in thousands):

Retained earnings, December 31, 2002, as previously reported	$50,130

Restatement adjustments:
Loss of hedge accounting	(31,893)
Change in method of hedge accounting	1,466
Other errors related to the application of SFAS 133	4,240
Other errors corrected during the restatement process	(311)
Assessments on restatement adjustments:
AHP	2,163
REFCORP	4,867

Total restatement adjustments	(19,468)

Retained earnings, December 31, 2002, as restated	$30,662

     The Bank also restated the December 31, 2002 accumulated other comprehensive loss balance from $3,370,000 to $3,975,000.

     The effects of the restatement on the Bank’s financial statements at December 31, 2004 and for the years ended December 31, 2004 and 2003 are set forth in the following tables (dollars in thousands).

	December 31, 2004
	As Previously		As
	Reported	Adjustments	Restated
ASSETS
Held-to-maturity securities	$4,724,071	$(10)	$4,724,061
Advances	27,194,429	(19,793)	27,174,636
Mortgage loans held for portfolio, net	15,127,596	65,755	15,193,351
Other assets	22,324	22	22,346
All other assets	1,933,316	—	1,933,316

Total assets	$49,001,736	$45,974	$49,047,710

LIABILITIES AND CAPITAL
LIABILITIES
Deposits – Noninterest bearing demand	$17,044	$8,149	$25,193
Consolidated obligations, net
Discount notes	5,008,257	(114)	5,008,143
Bonds	39,480,044	4,606	39,484,650

Total consolidated obligations, net	44,488,301	4,492	44,492,793

Affordable Housing Program	26,151	3,320	29,471
Payable to REFCORP	6,262	7,470	13,732
Other liabilities	28,624	(7,771)	20,853
All other liabilities	2,071,805	—	2,071,805

Total liabilities	46,638,187	15,660	46,653,847

CAPITAL
Capital stock	2,231,674	—	2,231,674
Retained earnings	132,906	29,877	162,783
Accumulated other comprehensive loss
Net unrealized loss on available-for-sale securities	(243)	71	(172)
Net unrealized loss relating to hedging activities	(366)	366	—
Other	(422)	—	(422)

Total capital	2,363,549	30,314	2,393,863

Total liabilities and capital	$49,001,736	$45,974	$49,047,710

	For the Year Ended December 31, 2004			For the Year Ended December 31, 2003
	As Previously		As	As Previously		As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated
INTEREST INCOME
Advances	$497,620	$15,121	$512,741	$460,779	$16,355	$477,134
Available-for-sale securities	18,405	(928)	17,477	12,896	252	13,148
Held-to-maturity securities	102,669	(10)	102,659	107,948	22	107,970
Mortgage loans held for portfolio	392,934	366,163	759,097	346,813	142,854	489,667
All other interest income	36,360	—	36,360	67,373	—	67,373

Total interest income	1,047,988	380,346	1,428,334	995,809	159,483	1,155,292

INTEREST EXPENSE
Consolidated obligations
Discount notes	78,415	(23)	78,392	77,777	29	77,806
Bonds	823,336	4,252	827,588	739,511	9,150	748,661
All other interest expense	23,811	—	23,811	25,572	—	25,572

Total interest expense	925,562	4,229	929,791	842,860	9,179	852,039

NET INTEREST INCOME	122,426	376,117	498,543	152,949	150,304	303,253
Reversal of (provision for) credit losses on mortgage loans	3,908	1,140	5,048	(2,704)	—	(2,704)

NET INTEREST INCOME AFTER MORTGAGE LOAN CREDIT LOSS PROVISION	126,334	377,257	503,591	150,245	150,304	300,549

OTHER INCOME
Net gain (loss) on derivatives and hedging activities	9,288	(361,670)	(352,382)	4,124	(98,799)	(94,675)
Other, net	4,514	60	4,574	2,998	13	3,011
All other income	11,002	—	11,002	1,309	—	1,309

Total other income	24,804	(361,610)	(336,806)	8,431	(98,786)	(90,355)

TOTAL OTHER EXPENSE	31,121	—	31,121	25,774	—	25,774

INCOME BEFORE ASSESSMENTS	120,017	15,647	135,664	132,902	51,518	184,420

Affordable Housing Program	9,914	1,283	11,197	10,849	4,206	15,055
REFCORP	22,006	2,888	24,894	24,411	9,462	33,873

Total assessments	31,920	4,171	36,091	35,260	13,668	48,928

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	88,097	11,476	99,573	97,642	37,850	135,492
Cumulative effect of change in accounting principle	(72)	19	(53)	—	—	—

NET INCOME	$88,025	$11,495	$99,520	$97,642	$37,850	$135,492

	For the Year Ended December 31, 2004			For the Year Ended December 31, 2003
	As Previously		As	As Previously		As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated
OPERATING ACTIVITIES
Net income	$88,025	$11,495	$99,520	$97,642	$37,850	$135,492
Cumulative effect of change in accounting principle	72	(19)	53	—	—	—

Income before cumulative effect of change in accounting principle	88,097	11,476	99,573	97,642	37,850	135,492

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization
Net premiums, discounts, and basis adjustments on investments, advances, mortgage loans, and consolidated obligations	(4,573)	10,935	6,362	(132,725)	12,389	(120,336)
Concessions on consolidated obligation bonds	19,611	(949)	18,662	31,052	(4,521)	26,531
(Reversal of) provision for credit losses on mortgage loans held for portfolio	(3,908)	(1,140)	(5,048)	2,704	—	2,704
Net change in fair value adjustment on derivatives and hedging activities	(57,106)	(25,627)	(82,733)	(10,600)	(63,944)	(74,544)
Net change in:
Other assets	(15,934)	14,550	(1,384)	(37,723)	34,690	(3,033)
AHP liability and discount on AHP advances	1,742	1,278	3,020	4,559	4,206	8,765
Payable to REFCORP	1,080	2,874	3,954	1,088	9,463	10,551
Other liabilities	8,535	(5,671)	2,864	11,963	(1,468)	10,495
All other adjustments	(15,124)	—	(15,124)	66,480	—	66,480

Total adjustments	(65,677)	(3,750)	(69,427)	(63,202)	(9,185)	(72,387)

Net cash provided by operating activities	22,420	7,726	30,146	34,440	28,665	63,105

`

	For the Year Ended December 31, 2004			For the Year Ended December 31, 2003
	As Previously		As	As Previously		As
	Reported	Adjustments	Restated	Reported	Adjustments	Restated
INVESTING ACTIVITIES
Held-to-maturity securities Proceeds from maturities	791,622	733	792,355	2,532,966	(876)	2,532,090
Advances to members Originated	(78,633,166)	—	(78,633,166)	(49,329,660)	(57)	(49,329,717)
Mortgage loans held for portfolio Principal collected	2,684,606	(56)	2,684,550	3,531,412	(2)	3,531,410
All other cash provided by investing Activities	70,861,800	—	70,861,800	39,990,845	—	39,990,845

Net cash used in investing activities	(4,295,138)	677	(4,294,461)	(3,274,437)	(935)	(3,275,372)

FINANCING ACTIVITIES
Net change in deposits	(204,870)	5,930	(198,940)	(632,148)	1,559	(630,589)
Net proceeds from the issuance of consolidated obligations
Discount notes	293,730,081	(1,131)	293,728,950	389,216,598	(870)	389,215,728
Bonds	20,803,520	(14,153)	20,789,367	40,578,332	(32,944)	40,545,388
Payments for maturing and retiring consolidated obligations
Discount notes	(294,199,009)	951	(294,198,058)	(391,484,523)	1,075	(391,483,448)
Bonds	(15,999,070)	—	(15,999,070)	(34,835,376)	3,450	(34,831,926)
All other cash used in financing activities	127,974	—	127,974	351,491	—	351,491

Net cash provided by financing activities	4,258,626	(8,403)	4,250,223	3,194,374	(27,730)	3,166,644

Net decrease in cash and due from banks	(14,092)	—	(14,092)	(45,623)	—	(45,623)
Cash and due from banks at beginning of the year	57,118	—	57,118	102,741	—	102,741

Cash and due from banks at end of the year	$43,026	$—	$43,026	$57,118	$—	$57,118

Note 3—Change in Accounting Principle and Recently Issued Accounting Standards & Interpretations
     Change in Accounting Principle for Amortization and Accretion of Premiums, Discounts, and Other Nonrefundable Fees and Costs. Effective January 1, 2005, the Bank changed its method of amortizing and accreting premiums, discounts, and other nonrefundable fees on mortgage loans and mortgage-backed securities. In accordance with SFAS 91, the Bank now amortizes and accretes these items to interest income using the interest method over the contractual life of the assets (contractual method).
     The Bank historically computed the amortization and accretion of premiums, discounts, and other nonrefundable fees using the retrospective method; that is, using the interest method over the estimated lives of the assets. This method required a retrospective adjustment of the effective yield each time the Bank changed the estimated life of the assets. Actual prepayment experience and estimates of future principal repayments were used in calculating the estimated lives. The retrospective method was intended to adjust prior reported amounts as if the new estimate had been known since the original acquisition date of the assets.

     The Bank changed to the contractual method, which uses the cash flows provided by the underlying assets to apply the interest method. While both methods are acceptable under GAAP, the Bank believes the contractual method is preferable to the retrospective method because under the contractual method, the income effects of premiums, discounts, and other nonrefundable fees are recognized in a manner that is reflective of the actual behavior of the underlying assets during the period in which the behavior occurs while also reflecting the contractual terms of the assets without regard to changes in estimated prepayments based on assumptions about future borrower behavior.
     As a result of implementing this change, the Bank recorded a $6,444,000 cumulative effect of a change in accounting principle in the statement of income for the year ended December 31, 2005. The following table shows the impact of this adjustment by asset type.

Cumulative effect of a change in accounting principle
Mortgage-backed securities	$(626)
Mortgage loans	9,397

Increase to income before assessments	8,771
AHP and REFCORP assessments	(2,327)

Increase in net income due to cumulative effect of change in accounting principle	$6,444

     The following table shows the Bank’s pro forma net income assuming the contractual method had been applied during all periods affected (dollars in thousands).

	2005	2004	2003
Net income as reported	$227,662	$99,520	$135,492
Less: cumulative effect of change in accounting Principle	(6,444)	—	—
Pro forma amounts assuming the contractual method had been applied retroactively	—	3,419	3,348

Pro forma net income	$221,218	$102,939	$138,840

     FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. On November 3, 2005, the Financial Accounting Standards Board (FASB) issued FSP 115-1 and 124-1, which addresses the determination whether an investment is impaired, whether that impairment is other than temporary, and if the impairment is other than temporary, the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This guidance is effective for reporting periods beginning after December 15, 2005. Management of the Bank does not expect the FSP to have a material impact on its results of operations or financial condition at the time of adoption.
     SFAS 154. The FASB issued SFAS 154, Accounting Changes and Error Corrections, in May 2005. This statement replaces APB 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. This statement changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principle. APB opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in net income in the period of the change. In general, SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. Retrospective application is the application of a different accounting principle to prior accounting periods as if that principle had always been used. SFAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
     Derivatives Implementation Group (DIG) Issue B38 and DIG Issue B39. On June 30, 2005, the FASB issued DIG Issue B38, Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option and DIG Issue B39, Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor. DIG Issue B38 addresses an application issue when applying SFAS 133, paragraph 12(c) to a put option or call option (including a prepayment option) embedded in a debt instrument. DIG Issue B39 addresses the conditions in SFAS 133, paragraph 13(b) as they relate to whether an embedded call option in a hybrid instrument containing a host contract is clearly and closely related to the host contract if the right to accelerate the settlement of debt is exercisable only by the debtor. DIG Issues B38 and B39 are effective for periods beginning after December 15, 2005. The Bank does not expect DIG Issues B38 and B39 to have a material impact on its results of operations or financial condition at the time of adoption.
     SFAS 155. The FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments, in February 2006. This statement resolves issues addressed in SFAS 133 DIG Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS 155 amends SFAS 133 to simplify the accounting for certain derivatives embedded in other financial instruments (a hybrid financial instrument) by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise required bifurcation, provided that the entire hybrid financial instrument is accounted for on a fair value basis. SFAS 155 also establishes the requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, which replaces the interim guidance in DIG Issue D1. SFAS 155 amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to beneficial interests other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Bank), with earlier adoption allowed. The Bank has not yet determined the effect that the implementation of SFAS 155 will have on its earnings or statement of financial position.
Note 4—Cash and Due from Banks
     Compensating Balances. The Bank maintains collected cash balances with commercial banks in return for certain services. These agreements contain no legal restrictions regarding withdrawal of funds. The average compensating balances for the years ended December 31, 2005 and 2004 were $3,566,000 and $46,422,000.
     In addition, the Bank maintained average collected balances with various Federal Reserve Banks and branches as clearing balances and to facilitate movement of funds to support the Bank’s activities. The average compensating balances of these accounts were $35,034,000 and $38,426,000 for the years ended December 31, 2005 and 2004. There are no legal restrictions under these agreements on the withdrawal of these funds. The Bank may use earnings credits on these balances to pay for services received from the Federal Reserve Banks.
     Pass-through Deposit Reserves. The Bank acts as a pass-through correspondent for member institutions required to deposit reserves with the Federal Reserve Banks. At December 31, 2005 and 2004, the amount shown as cash and due from banks includes pass-through reserves deposited with Federal Reserve Banks of $8,306,000 and $8,149,000. The Bank classifies member reserve balances as deposits in the statements of condition.
Note 5—Securities Purchased under Agreements to Resell
     The Bank purchases securities under agreements to resell those securities. These amounts represent short-term loans and are assets in the statements of condition. A Federal Reserve Bank or a third party custodian holds the securities purchased under agreements to resell in safekeeping in the name of the Bank. Should the market value of the underlying securities decrease below the market value required as collateral, the counterparty must place an equivalent amount of additional securities in safekeeping in the name of the Bank or the dollar value of the resale agreement will be decreased accordingly. At December 31, 2005 and 2004, the fair value of collateral accepted by the Bank in connection with these securities was $306,819,000 and $305,014,000. The Bank was permitted to sell or repledge the entire amounts.

Note 6—Trading Securities
     Major Security Types. Trading securities at December 31, 2005 and 2004 were as follows (dollars in thousands):

	2005	2004
Mortgage-backed securities
U.S. government agency-guaranteed	$8,693	$11,756
Other	—	4,862

Total	$8,693	$16,618

     The Bank’s trading securities were purchased prior to 1998. U.S. government agency-guaranteed mortgage-backed securities represented Government National Mortgage Association (Ginnie Mae) securities. Ginnie Mae is a wholly-owned government corporation that guarantees payment on mortgage-backed securities that are backed by federally insured or guaranteed loans.
     Gains and Losses. Net gain (loss) on trading securities during the years ended December 31, 2005, 2004, and 2003 included a change in net unrealized holding gain (loss) of $14,000, ($841,000), and ($1,513,000).
Note 7—Available-for-Sale Securities
     Major Security Types. Available-for-sale securities at December 31, 2005 were as follows (dollars in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Government-sponsored enterprise obligations	$250,540	$—	$305	$250,235

     Government-sponsored enterprise obligations represented Federal National Mortgage Association (Fannie Mae) debt securities.

     Available-for-sale securities at December 31, 2004 were as follows (dollars in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Other FHLBank consolidated obligations	$145,908	$897	$958	$145,847

Mortgage-backed securities
Government-sponsored enterprises	463,334	16,046	—	479,380

Total	$609,242	$16,943	$958	$625,227

     Government-sponsored enterprise investments represented Federal National Mortgage Association (Fannie Mae) or Federal Home Loan Mortgage Corporation (Freddie Mac) securities.
     The following table summarizes the available-for-sale securities with unrealized losses at December 31, 2005 (dollars in thousands). The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous loss position.

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Government-sponsored enterprise obligations	$250,235	$305	$—	$—	$250,235	$305

     The Bank reviewed its available-for-sale investments and has determined that all unrealized losses reflected above are temporary based on the creditworthiness of the issuers and the underlying collateral. Additionally, the Bank has the ability and intent to hold such securities through to recovery of the unrealized losses.

     The following table summarizes the available-for-sale securities with unrealized losses at December 31, 2004 (dollars in thousands). The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous loss position.

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Other FHLBank consolidated obligations	$96,195	$958	$—	$—	$96,195	$958

     Redemption Terms. The following table shows the amortized cost and estimated fair value of available-for-sale securities at December 31, 2005 and 2004 categorized by contractual maturity (dollars in thousands). Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	2005		2004
	Amortized	Estimated	Amortized	Estimated
Year of Maturity	Cost	Fair Value	Cost	Fair Value
Government-sponsored enterprise obligations
Due in one year or less	$250,540	$250,235	$—	$—

Other FHLBank consolidated obligations
Due after one year through five years	—	—	48,755	49,652
Due after five years through ten years	—	—	97,153	96,195

	—	—	145,908	145,847

Mortgage-backed securities
Government-sponsored enterprises	—	—	463,334	479,380

Total	$250,540	$250,235	$609,242	$625,227

     The amortized cost of the Bank’s mortgage-backed securities classified as available-for-sale included net discounts of $0 and $1,596,000 at December 31, 2005 and 2004.
     Interest Rate Payment Terms. At December 31, 2005 and 2004, government-sponsored enterprise obligations and other FHLBank consolidated obligations paid interest at fixed rates. At December 31, 2004, mortgage-backed securities were made up of fixed rate collateralized mortgage obligations.
     Gains on sales. Gross gains of $2,683,000, $5,518,000, and $688,000 were realized on sales of available-for-sale securities for the years ended December 31, 2005, 2004, and 2003.

Note 8—Held-to-Maturity Securities
     Major Security Types. Held-to-maturity securities at December 31, 2005 were as follows (dollars in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Commercial paper	$746,795	$—	$—	$746,795
Government-sponsored enterprise obligations	299,310	—	—	299,310
State or local housing agency obligations	6,870	48	21	6,897
Other	8,341	257	—	8,598

	1,061,316	305	21	1,061,600

Mortgage-backed securities
Government-sponsored enterprises	4,562,034	14,757	31,217	4,545,574
U.S. government agency- guaranteed	107,007	1,295	424	107,878
MPF shared funding	69,370	—	1,913	67,457
Other	178,472	830	1	179,301

	4,916,883	16,882	33,555	4,900,210

Total	$5,978,199	$17,187	$33,576	$5,961,810

     Held-to-maturity securities at December 31, 2004 were as follows (dollars in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Commercial paper	$479,481	$—	$103	$479,378
Government-sponsored enterprise obligations	1,020,015	36	438	1,019,613
State or local housing agency obligations	9,970	68	4	10,034
Other	8,223	486	—	8,709

	1,517,689	590	545	1,517,734

Mortgage-backed securities
Government-sponsored enterprises	2,618,809	46,901	47	2,665,663
U.S. government agency- guaranteed	151,664	641	150	152,155
MPF shared funding	91,245	—	1,360	89,885
Other	344,654	1,210	118	345,746

	3,206,372	48,752	1,675	3,253,449

Total	$4,724,061	$49,342	$2,220	$4,771,183

     Government-sponsored enterprise investments represented Fannie Mae or Freddie Mac securities. U.S. government agency-guaranteed mortgage-backed securities represented Ginnie Mae securities and Small Business Administration (SBA) Pool Certificates. SBA Pool Certificates represent undivided interests in pools of the guaranteed portions of SBA-guaranteed loans. The SBA’s guarantee of the Pool Certificate is backed by the full faith and credit of the U.S. government.

     The following table shows the held-to-maturity securities with unrealized losses at December 31, 2005 (dollars in thousands). The unrealized losses are aggregated by major security type and the length of time that individual securities have been in a continuous loss position.

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
State or local housing agency obligations	$—	$—	$3,854	$21	$3,854	$21

Mortgage-backed securities
Government-sponsored enterprises	2,464,280	25,742	192,856	5,475	2,657,136	31,217
U.S. government agency-guaranteed	1,709	5	12,063	419	13,772	424
MPF shared funding	—	—	67,457	1,913	67,457	1,913
Other	—	—	27	1	27	1

	2,465,989	25,747	272,403	7,808	2,738,392	33,555

Total	$2,465,989	$25,747	$276,257	$7,829	$2,742,246	$33,576

     The Bank reviewed its held-to-maturity investments and has determined that all unrealized losses reflected above are temporary based on the creditworthiness of the issuers, the underlying collateral, and our intent to hold the investments to maturity.

     The following table shows the held-to-maturity securities with unrealized losses at December 31, 2004 (dollars in thousands). The unrealized losses are aggregated by major security type and the length of time that individual securities have been in a continuous loss position.

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Commercial paper	$479,378	$103	$—	$—	$479,378	$103
Government-sponsored enterprise obligations	919,624	438	—	—	919,624	438
State or local housing agency obligations	—	—	4,526	4	4,526	4

	1,399,002	541	4,526	4	1,403,528	545

Mortgage-backed securities
Government-sponsored enterprises	244,708	47	—	—	244,708	47
U.S. government agency-guaranteed	16,044	23	18,005	127	34,049	150
MPF shared funding	87,326	1,316	2,559	44	89,885	1,360
Other	12,375	75	1,545	43	13,920	118

	360,453	1,461	22,109	214	382,562	1,675

Total	$1,759,455	$2,002	$26,635	$218	$1,786,090	$2,220

     Redemption Terms. The following table shows the amortized cost and estimated fair value of held-to-maturity securities at December 31, 2005 and 2004 categorized by contractual maturity (dollars in thousands). Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	2005		2004
	Amortized	Estimated	Amortized	Estimated
Year of Maturity	Cost	Fair Value	Cost	Fair Value
Due in one year or less	$1,046,105	$1,046,105	$1,499,496	$1,498,990
Due after one year through five years	4,620	4,877	1,634	1,777
Due after five years through ten years	—	—	2,986	3,330
Due after ten years	10,591	10,618	13,573	13,637

	1,061,316	1,061,600	1,517,689	1,517,734

Mortgage-backed securities	4,916,883	4,900,210	3,206,372	3,253,449

Total	$5,978,199	$5,961,810	$4,724,061	$4,771,183

     The amortized cost of the Bank’s mortgage-backed securities classified as held-to-maturity included net discounts of $33,531,000 and $33,949,000 at December 31, 2005 and 2004.
     Interest Rate Payment Terms. The following table details interest rate payment terms for investment securities classified as held-to-maturity at December 31, 2005 and 2004 (dollars in thousands):

	2005	2004
Amortized cost of held-to-maturity securities other than mortgage-backed securities
Fixed rate	$1,061,316	$902,257
Variable rate	—	615,432

	1,061,316	1,517,689

Amortized cost of held-to-maturity mortgage-backed securities
Pass-through securities
Fixed rate	704,438	903,319
Variable rate	18,429	24,616
Collateralized mortgage obligations
Fixed rate	2,440,866	1,467,251
Variable rate	1,753,150	811,186

	4,916,883	3,206,372

Total	$5,978,199	$4,724,061

     Gains and losses on sales. The Bank sold a mortgage-backed security with a carrying value of $5,166,000 out of its held-to-maturity portfolio in 2005. The mortgage-backed security sold had less than 15 percent of the acquired principal outstanding. As such, this sale is considered a maturity for the purpose of security classification and does not impact the Bank’s ability and intent to hold the remaining investments classified as held-to-maturity through their stated maturities. The Bank recognized a loss of $7,000 in other income on the sale of this held-to-maturity security in 2005.
     The Bank sold $105,863,000 of mortgage-backed securities and $194,986,000 of commercial paper out of its held-to-maturity portfolio in 2004. The mortgage-backed securities sold had less than 15 percent of the acquired principal outstanding and the commercial paper sale occurred near enough to its maturity date that interest rate risk was substantially eliminated as a pricing factor and the changes in market interest rates would not have a significant effect on the security’s fair value. As such, these sales are considered maturities for the purposes of security classification. The Bank recognized a gain of $4,039,000 in other income on the sale and call of held-to-maturity securities in 2004. There were no sales of held-to-maturity securities in 2003.

Note 9—Advances
     Redemption Terms. At December 31, 2005 and 2004 the Bank had advances outstanding, including AHP advances (see Note 10), at interest rates ranging from 1.51 percent to 8.25 percent and 1.24 percent to 8.25 percent. Certain advances with interest rates ranging from 3.5 percent to 6.0 percent were AHP subsidized advances.
     The following table shows the Bank’s advances outstanding at December 31, 2005 and 2004 (dollars in thousands):

	2005		2004
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate %	Amount	Rate %
Overdrawn demand deposit accounts	$95	—	$—	—
2005	—	—	11,009,036	2.49
2006	6,041,823	4.05	2,209,431	3.44
2007	2,338,819	3.86	1,507,072	3.60
2008	3,636,656	4.74	3,188,165	4.63
2009	1,547,071	4.82	1,417,112	4.47
2010	1,993,210	5.33	1,742,629	5.12
Thereafter	6,671,861	4.56	5,755,084	3.72

Total par value	22,229,535	4.47	26,828,529	3.42

Commitment fees	(5)		(6)
Discounts on AHP advances	(154)		(186)
Premiums on advances	659		810
Discounts on advances	(181)		(252)
Hedging fair value adjustments
Cumulative fair value gain	43,890		334,048
Basis adjustments from terminated hedges	9,571		11,693

Total	$22,283,315		$27,174,636

     The Bank offers members advances that may be prepaid on pertinent dates (call dates) without incurring prepayment or termination fees (callable advances). Other advances may be prepaid only by paying a fee to the Bank (prepayment fee) that makes the Bank financially indifferent to the prepayment of the advance. At December 31, 2005 and 2004, the Bank had callable advances of $413,941,000 and $393,641,000.

     The following table shows advances at December 31, 2005 and 2004 by year of maturity or next call date for callable advances (dollars in thousands):

Year of Maturity or Next Call Date	2005	2004
Overdrawn demand deposit accounts	$95	$—
2005	—	11,033,769
2006	6,153,652	2,321,691
2007	2,429,934	1,603,705
2008	3,738,629	3,297,868
2009	1,594,938	1,467,424
2010	2,054,367	1,742,629
Thereafter	6,257,920	5,361,443

Total par value	$22,229,535	$26,828,529

     The Bank also offers putable advances. With a putable advance, the Bank effectively purchases a put option from the borrower that allows the Bank to terminate the advance on pertinent dates (put dates). Terminations normally occur when interest rates increase. Should an advance be terminated, the Bank will offer to provide replacement funding based on the Bank’s available advance products subject to the Bank’s normal credit and collateral requirements. At December 31, 2005 and 2004, the Bank had putable advances outstanding totaling $5,769,950,000 and $10,488,750,000.
     The following table shows advances at December 31, 2005 and 2004 by year of maturity or next put date for putable advances (dollars in thousands):

Year of Maturity or Next Put Date	2005	2004
Overdrawn demand deposit accounts	$95	$—
2005	—	16,546,586
2006	11,371,273	2,373,131
2007	2,581,319	1,695,572
2008	1,699,056	1,189,765
2009	918,871	776,912
2010	824,760	271,179
Thereafter	4,834,161	3,975,384

Total par value	$22,229,535	$26,828,529

     Security Terms. The Bank lends to financial institutions involved in housing finance within its district according to the Act. The Act requires the Bank to obtain sufficient collateral on advances to protect against losses and to accept only certain U.S. government or government agency securities, residential mortgage loans, cash or deposits with the Bank, and other eligible real estate-related assets as collateral on such advances. CFIs are eligible under expanded statutory collateral rules to use secured small business, small farm, and small agribusiness loans, and securities representing a whole interest in such secured loans. As additional security, the Bank has a statutory lien on each borrower’s capital stock in the Bank.
     At December 31, 2005 and 2004, the Bank had rights to collateral with an estimated value greater than outstanding advances. On the basis of the financial condition of the borrower, the type of security agreement, and other factors, the Bank imposes one of two requirements to protect the collateral secured:
(1)	The borrower may retain possession of the collateral assigned to the Bank if the borrower executes a written security agreement and agrees to hold such collateral for the benefit of the Bank.

(2)	The borrower must specifically assign or place physical possession of such collateral with the Bank or a third-party custodian approved by the Bank.
     Beyond these provisions, Section 10(e) of the Act affords any security interest granted to the Bank, by its members or their affiliates, priority over the claims or rights of any party (including any receiver, conservator, trustee, or similar party having the rights of a lien creditor), other than claims and rights that (1) would be entitled to priority under otherwise applicable law and (2) are held by actual bona fide purchasers for value or by parties that are secured by actual perfected security interests. The Bank may perfect its security interest in accordance with applicable state laws through means such as filing Uniform Commercial Code financing statements or through taking possession of collateral.
     Interest Rate Payment Terms. The following table details additional interest rate payment terms for advances at December 31, 2005 and 2004 (dollars in thousands):

	2005	2004
Par amount of advances
Fixed rate	$18,073,684	$18,206,711
Variable rate	4,155,851	8,621,818

Total	$22,229,535	$26,828,529

     Credit Risk. While the Bank has never experienced a credit loss on an advance to a borrower, the expansion of collateral for CFIs provides the potential for additional credit risk. The Bank’s potential credit risk from advances is concentrated in commercial banks and insurance companies. Bank management has policies and practices in place to manage this credit risk. Based on these policies, the Bank has not provided any allowances for losses on advances.
     Prepayment Fees. The Bank received prepayment fees from members and former members of $547,000, $1,817,000, and $150,946,000 during the years ended December 31, 2005, 2004, and 2003 for advance prepayments that were treated as terminations. The Bank recorded prepayment fees net of hedging fair value adjustments of $294,000, $945,000, and $19,450,000 during the years ended December 31, 2005, 2004, and 2003. The corresponding principal amount prepaid during the same years was $54,720,000, $118,937,000, and $2,831,301,000.

Note 10—Affordable Housing Program
     Section 10(j) of the Act requires each FHLBank to establish and fund an AHP. Each FHLBank provides subsidies in the form of direct grants and below market interest rate advances. Members use the funds to assist in the purchase, construction, or rehabilitation of housing for very low, low, and moderate income households.
     Annually, each FHLBank is required to set aside 10 percent of its current year regulatory income to fund next year’s AHP obligation. Regulatory income is defined by the Bank as GAAP income before interest expense related to mandatorily redeemable capital stock under SFAS 150 and the assessment for AHP, but after the assessment for REFCORP. The treatment of interest expense related to mandatorily redeemable capital stock is based on a regulatory interpretation issued by the Finance Board. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. Calculation of the REFCORP assessment is discussed in Note 11. The Bank accrues its AHP assessment monthly based on its income. The Bank reduces the AHP liability as members use subsidies. In 2005, the Bank contributed $100,000 to AHP in addition to its 10 percent of current year regulatory income.
     If the Bank experienced a regulatory loss during a quarter, but still had regulatory income for the year, the Bank’s obligation to the AHP would be calculated based on the Bank’s year-to-date regulatory income. If the Bank had regulatory income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the Bank experienced a regulatory loss for a full year, the Bank would have no obligation to the AHP for the year except in the following circumstance. If the result of the aggregate 10 percent calculation described above is less than $100,000,000 for all 12 FHLBanks, then the Act requires that each FHLBank contribute such prorated sums as may be required to assure that the aggregate contributions of the FHLBanks equals $100,000,000. The allocation is based on the ratio of each FHLBank’s regulatory income before REFCORP assessments to the sum of regulatory income before REFCORP assessments of the 12 FHLBanks. There was no shortfall in 2005, 2004, or 2003.
     If an FHLBank finds that its required contributions are contributing to the financial instability of that FHLBank, it may apply to the Finance Board for a temporary suspension of its contributions. The Bank did not make such an application in 2005, 2004, or 2003.

     The Bank’s AHP liability was as follows (dollars in thousands):

	2005	2004	2003
Balance, beginning of year	$29,471	$26,385	$17,499

Assessments	25,521	11,191	15,055
Additional Contribution	100	—	—
Disbursements	(8,438)	(8,105)	(6,169)

Balance, end of year	$46,654	$29,471	$26,385

     Assessments for 2005 and 2004 in the above table include amounts recorded in the cumulative effect of change in accounting principle for each period.
     In addition to the AHP grant program, the Bank also had AHP-related advances with a principal balance of $2,217,000 and $2,340,000 at December 31, 2005 and 2004. Discounts recorded by the Bank on these advances are treated as a reduction of the AHP liability at origination. The Bank did not issue AHP advances in 2005, 2004, or 2003.
Note 11—Resolution Funding Corporation
     Congress required that each FHLBank annually pay to the REFCORP 20 percent of income calculated in accordance with GAAP after the assessment for AHP, but before the assessment for the REFCORP. Each FHLBank provides its income before AHP and REFCORP to the REFCORP. The AHP and REFCORP assessments are then calculated simultaneously by REFCORP because of their interdependence on each other. The Bank accrues its REFCORP assessment on a monthly basis.
     The FHLBanks’ obligation to the REFCORP will terminate when the aggregate actual quarterly payments made by the FHLBanks exactly equal the present value of a $300,000,000 annual annuity that commences on the date on which the first obligation of the REFCORP was issued and ends on April 15, 2030. The Finance Board determines the discounting factors to use in this calculation in consultation with the Department of Treasury.
     The Finance Board is required to shorten the term of the FHLBanks’ obligation to the REFCORP for each calendar quarter in which there is an excess quarterly payment. An excess quarterly payment is the amount by which the actual quarterly payment exceeds $75,000,000.
     The Finance Board is required to extend the term of the FHLBanks’ obligation to the REFCORP for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75,000,000.

     The FHLBanks’ aggregate payments through 2005 have exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the fourth quarter of 2017. The following table presents information on the status of the FHLBanks’ REFCORP payments through the fourth quarter of 2005 (dollars in thousands):

		Interest Rate
		Used to	Present
	Amount of	Discount the	Value of the
	Benchmark	Future	Benchmark
	Payment	Benchmark	Payment
Payment Due Date	Defeased	Payment	Defeased
April 15, 2018	$14,406	4.50%	$8,326
January 15, 2018	75,000	4.52%	43,742
October 15, 2017	44,698	4.52%	26,370

Total	$134,104		$78,438

     The benchmark payments or portions of them could be reinstated if the actual REFCORP payments of the FHLBanks fall short of $75,000,000 in a quarter. The maturity date of the REFCORP obligation may be extended beyond April 15, 2030 if such extension is necessary to ensure that the value of the aggregate amounts paid by the FHLBanks exactly equals a $300,000,000 annual annuity. Any payment beyond April 15, 2030 will be paid to the Department of Treasury.
     The cumulative amount to be paid to the REFCORP by the Bank is not determinable at this time because it depends on the future earnings of all FHLBanks and the level of interest rates. If the Bank experienced a net loss during a quarter, but still had net income for the year, the Bank’s obligation to the REFCORP would be calculated based on the Bank’s year-to-date net income. The Bank would be entitled to a refund of amounts paid for the full year that were in excess of its calculated annual obligation. If the Bank had net income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the Bank experienced a net loss for a full year, the Bank would have no obligation to the REFCORP for the year.

Note 12—Mortgage Loans Held for Portfolio
     The MPF program involves investment by the Bank in mortgage loans that are held-for-portfolio which are either funded by the Bank through, or purchased from, participating members. The Bank’s members originate, service, and credit enhance home mortgage loans that are then sold to the Bank. Members participating in the servicing release program do not service the loans owned by the Bank. The servicing on these loans is sold concurrently by the member to a designated mortgage service provider.
     Mortgage loans with a contractual maturity of 15 years or less are classified as medium term, and all other mortgage loans are classified as long term. The following table presents information at December 31, 2005 and 2004 on mortgage loans held for portfolio (dollars in thousands):

	2005	2004
Real Estate:
Fixed medium-term single family mortgages	$3,354,060	$3,873,362
Fixed long-term single family mortgages	9,644,030	11,294,437

Total par value	12,998,090	15,167,799

Premiums	133,496	146,499
Discounts	(124,417)	(133,788)
Basis adjustments from mortgage loan commitments	11,624	13,601
Allowance for credit losses	(763)	(760)

Total mortgage loans held for portfolio	$13,018,030	$15,193,351

     The par value of mortgage loans held for portfolio outstanding at December 31, 2005 and 2004 consisted of government-insured loans totaling $623,352,000 and $881,089,000 and conventional loans totaling $12,374,738,000 and $14,286,710,000, respectively.

     The allowance for credit losses was as follows (dollars in thousands):

	2005	2004	2003
Balance, beginning of year	$760	$5,906	$3,255

Charge-offs	—	(111)	(53)
Recoveries	3	13	—

Net recoveries (charge-offs)	3	(98)	(53)

(Reversal of) provision for credit losses	—	(5,048)	2,704

Balance, end of year	$763	$760	$5,906

     The change in methodology for calculating the allowance for credit losses is discussed in Note 1.
     At December 31, 2005 and 2004, the Bank had $33,027,000 and $22,742,000 of nonaccrual loans. Interest income that was contractually owed to the Bank but not received on nonaccrual loans was $957,000 and $592,000 for the years ended December 31, 2005 and 2004. At December 31, 2005 and 2004, the Bank’s other assets included $6,162,000 and $3,371,000 of real estate owned.
     Mortgage loans other than those included in large groups of smaller balance homogeneous loans are considered impaired when, based on current information and events, it is probable the Bank will be unable to collect all principal and interest amounts due under the contractual terms of the mortgage loan agreement. At December 31, 2005 and 2004, the Bank had no recorded investments in impaired mortgage loans. See Note 1 for discussion of the Bank’s allowance for loan loss policy on large groups of smaller balance homogenous mortgage loans.
     The Bank records credit enhancement fees as a reduction to mortgage loan interest income. Credit enhancement fees totaled $26,894,000, $29,695,000, and $16,178,000 for the years ended December 31, 2005, 2004, and 2003.

Note 13—Deposits
     The Bank offers demand and overnight deposits for members and qualifying nonmembers. In addition, the Bank offers members short-term deposit programs. The average interest rates paid on average deposits during 2005, 2004, and 2003 were 3.02 percent, 1.04 percent, and 0.86 percent. At December 31, 2005 and 2004, deposits had maturities of less than one year.
     Certain financial institutions have agreed to maintain compensating balances in consideration of correspondent and other noncredit services. These balances are classified as deposits on the statements of condition. The compensating balances held by the Bank averaged $68,527,000 and $248,875,000 during 2005 and 2004.
     The following table details interest bearing and non-interest bearing deposits as of December 31, 2005 and 2004 (in thousands):

	2005	2004
Interest bearing:
Demand and overnight	$816,382	$705,998
Term	10,686	74,140
Non-interest bearing:
Demand	37,640	25,193

Total deposits	$864,708	$805,331

Note 14—Securities Sold Under Agreements to Repurchase
     The Bank has sold securities under repurchase agreements. The amounts received under these agreements represent two long-term borrowings in the amounts of $300,000,000 and $200,000,000 with final maturities of September 2007 and March 2008, respectively. These borrowings are liabilities in the statements of condition. The Bank has delivered securities sold under agreements to repurchase to the primary dealer. Should the market value of the underlying securities fall below the market value required as collateral, the Bank must deliver additional securities to the dealer. Investment securities having a book value of $520,023,000 and $520,808,000 at December 31, 2005 and 2004 were pledged as collateral for repurchase agreements. The secured party was permitted to sell or repledge the entire amounts pledged.

Note 15—Consolidated Obligations
     Consolidated obligations are the joint and several obligations of the FHLBanks and consist of consolidated bonds and discount notes. The FHLBanks issue consolidated obligations through the Office of Finance as their agent. Consolidated bonds are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated discount notes are issued primarily to raise short-term funds of less than one year. These notes sell at less than their face amount and are redeemed at par value when they mature.
     In connection with each debt issuance, each FHLBank specifies the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each FHLBank. In addition, the Bank separately tracks and records as a liability its specific portion of consolidated obligations and is the primary obligor for its specific portion of consolidated obligations issued. The Finance Board and the U.S. Secretary of the Treasury have oversight over the issuance of the FHLBank debt through the Office of Finance.
     Although the Bank is primarily liable for its portion of consolidated obligations (i.e. those issued on its behalf), the Bank is also jointly and severally liable with the other 11 FHLBanks for the payment of principal and interest on all consolidated obligations of each of the FHLBanks. The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligation whether or not the consolidated obligation represents a primary liability of such FHLBank. Although it has never occurred, to the extent that an FHLBank makes any payment on a consolidated obligation on behalf of another FHLBank that is primarily liable for such consolidated obligation, Finance Board regulations provide that the paying FHLBank is entitled to reimbursement from the noncomplying FHLBank for any payments made on its behalf and other associated costs (including interest to be determined by the Finance Board). If, however, the Finance Board determines that the noncomplying FHLBank is unable to satisfy its repayment obligations, the Finance Board may allocate the outstanding liabilities of the noncomplying FHLBank among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding. The Finance Board reserves the right to allocate the outstanding liabilities for the consolidated obligations between the FHLBanks in any other manner it may determine to ensure that the FHLBanks operate in a safe and sound manner.
     The par amounts of the FHLBanks’ outstanding consolidated obligations, including consolidated obligations held by other FHLBanks, were approximately $937.4 and $869.2 billion at December 31, 2005 and 2004.
     Regulations require the FHLBanks to maintain, in the aggregate, unpledged qualifying assets equal to the consolidated obligations outstanding. Qualifying assets are defined as cash; obligations of, or fully guaranteed by, the U.S.; secured advances; mortgages that have any guaranty, insurance, or commitment from the U.S. or any agency of the U.S.; investments described in section 16(a) of the Act, which, among other items, include investments that a fiduciary or trust fund may purchase under the laws of the state in which the FHLBank is located; and other securities that are rated Aaa by Moody’s Investors Service, Inc., AAA by Standard & Poor’s Ratings Services, a division of McGraw-Hill Companies, Inc., or AAA by Fitch, Inc.
     Securities issued by Fannie Mae, Freddie Mac, and Ginnie Mae that the Bank holds are rated Aaa by Moody’s, AAA by Standard & Poor’s, or AAA by Fitch, Inc. Under Iowa law, fiduciaries and trusts may invest in any kind of property or type of property that is consistent with the Uniform Prudent Investor Act, as adopted in Iowa. The Bank has determined that investments in securities issued by Fannie Mae, Freddie Mac, and Ginnie Mae meet these standards.
     To provide the holders of consolidated obligations issued before January 29, 1993 (prior bondholders) the protection equivalent to that provided under the FHLBanks’ previous leverage limit of 12 times the FHLBanks’ capital stock, prior bondholders have a claim on a certain amount of the qualifying assets (Special Asset Account (SAA)) if capital stock is less than 8.33 percent of consolidated obligations. Mandatorily redeemable capital stock is considered capital stock for determining the FHLBanks’ compliance with this requirement. At December 31, 2005 and 2004, the FHLBanks’ capital stock including mandatorily redeemable capital stock was 4.6 percent and 4.7 percent of the par value of consolidated obligations outstanding. The required minimum SAA balance for the FHLBanks was approximately $110,000 and $219,000 at December 31, 2005 and 2004 and the Bank’s share of this SAA balance was approximately $4,000 and $11,000 at December 31, 2005 and 2004. The Bank has designated a member advance to satisfy its pledge, but reserves the right to substitute an asset of equivalent value upon written notification to the Finance Board. Regulations further require each FHLBank to transfer qualifying assets in the amount of its allocated share of the FHLBanks’ SAA to a trust for the benefit of the prior bondholders if its capital-to-asset ratio falls below two percent. At December 31, 2005 and 2004, no FHLBank had a capital-to-asset ratio less than two percent; therefore, no assets were being held in a trust. In addition, no trust has ever been established as a result of this regulation as the ratio has never fallen below two percent.
     General Terms. Consolidated obligations are issued with either fixed rate coupon payment terms or variable rate coupon payment terms that use a variety of indices for interest rate resets including LIBOR, Constant Maturity Treasury (CMT), and others. In addition, to meet the expected specific needs of certain investors in consolidated obligations, both fixed rate bonds and variable rate bonds may also contain certain features, which may result in complex coupon payment terms and options. When such consolidated obligations are issued, the Bank enters into derivatives containing offsetting features that effectively convert the terms to those of a simple variable rate or a fixed rate bond.

     These consolidated obligations, beyond having fixed-rate or simple variable-rate coupon payment terms, may vary in relation to principal repayment or coupon payment terms:
Indexed Principal Redemption Bonds (index amortizing notes) repay principal according to predetermined amortization schedules that are linked to the level of a certain index. These notes have fixed-rate coupon payment terms. Usually, as market interest rates rise (fall), the average life of the index amortizing notes extends (contracts); and
Optional Principal Redemption Bonds (callable bonds) may be redeemed by the Bank in whole or in part at its discretion on predetermined call dates according to the terms of the bond offerings.
Consolidated bonds also vary in relation to interest payments:
Step-up Bonds generally pay interest at increasing fixed rates for specified intervals over the life of the bond. These bonds generally contain provisions enabling the Bank to call bonds at its option on the step-up dates.
Range Bonds pay interest at fixed or variable rates provided a specified index is within a specified range. The computation of the variable interest rate differs for each bond issue, but the bond generally pays zero interest or a minimal rate of interest if the specified index is outside the specified range.

     Redemption Terms. The following table shows the Bank’s participation in consolidated bonds outstanding at December 31, 2005 and 2004 by year of contractual maturity (dollars in thousands):

	2005		2004
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate %	Amount	Rate %
2005	$—	—	$11,444,805	2.23
2006	9,614,600	2.68	9,507,600	2.66
2007	5,961,100	3.35	5,420,200	3.26
2008	4,905,000	3.92	3,090,400	3.92
2009	3,222,600	4.26	2,947,100	4.31
2010	2,253,700	4.80	2,095,600	5.34
Thereafter	8,317,300	4.99	5,263,200	5.10
Index amortizing notes	3,378,682	5.13	—	—

Total par value	37,652,982	3.94	39,768,905	3.30

Premiums	31,429		40,164
Discounts	(22,382)		(16,891)
Hedging fair value adjustments
Cumulative fair value gain	(350,081)		(218,970)
Basis adjustments from terminated hedges	(182,164)		(88,558)

Total	$37,129,784		$39,484,650

     Consolidated bonds outstanding at December 31, 2005 and 2004, included callable bonds totaling $14,272,600,000 and $17,567,000,000. The Bank uses fixed rate callable bonds to finance callable advances, mortgage-backed securities, and mortgage loans. The Bank may also enter into an interest rate swap (in which the Bank pays variable and receives fixed) with a call feature that mirrors the option embedded in the debt (a sold callable swap). The bond-swap combination provides the Bank with attractively priced variable rate liabilities to fund its assets.
     The following table shows the Bank’s total consolidated bonds outstanding at December 31, 2005 and 2004 (dollars in thousands):

	2005	2004
Par amount of consolidated bonds
Noncallable or nonputable	$23,380,382	$22,201,905
Callable	14,272,600	17,567,000

Total par value	$37,652,982	$39,768,905

     The following table shows the Bank’s total consolidated bonds outstanding by year of maturity or next call date at December 31, 2005 and 2004 (dollars in thousands):

Year of Maturity or Next Call Date	2005	2004
2005	$—	$25,046,805
2006	20,967,200	6,872,600
2007	4,833,300	3,337,400
2008	2,396,000	1,558,700
2009	1,202,600	902,100
2010	906,700	787,700
Thereafter	3,968,500	1,263,600
Index amortizing notes	3,378,682	—

Total par value	$37,652,982	$39,768,905

     Interest Rate Payment Terms. The following table shows interest rate payment terms for the Bank’s total consolidated bonds at December 31, 2005 and 2004 (dollars in thousands):

	2005	2004
Par amount of consolidated bonds:
Fixed rate	$36,748,682	$35,556,005
Simple variable rate	90,000	3,273,000
Variable rate with cap	100,000	150,000
Step-up	437,500	432,500
Range bonds	276,800	357,400

Total par value	$37,652,982	$39,768,905

     Consolidated Discount Notes. Consolidated discount notes are issued to raise short-term funds. Discount notes are consolidated obligations with original maturities up to 365/366 days. These notes are issued at less than their face amount and redeemed at par value when they mature.

     The Bank’s participation in consolidated discount notes, all of which are due within one year, was as follows at December 31, 2005 and 2004 (dollars in thousands):

	2005		2004
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate %	Amount	Rate %
Par value	$4,073,594	3.57	$5,026,831	1.93
Discounts	(6,862)		(17,796)
Hedging cumulative fair value gain	—		(892)

Total	$4,066,732		$5,008,143

     The Act gives the Secretary of the Treasury discretion to purchase consolidated obligations of the FHLBanks aggregating not more than $4.0 billion under certain conditions. The terms, conditions, and interest rates are determined by the Secretary of the Treasury, who made no such purchases during the two years ended December 31, 2005.
Note 16—Capital
     The Gramm-Leach-Bliley Act (GLB Act) resulted in a number of changes in the capital structure of all FHLBanks. The final Finance Board capital rule was published on January 30, 2001 and required each FHLBank to submit a capital structure plan to the Finance Board by October 29, 2001 in accordance with the provisions of the GLB Act and final capital rules. The Finance Board approved the Bank’s capital plan on July 10, 2002. The Bank converted to its new capital structure July 1, 2003 and was in compliance with its capital plan on the conversion date. The conversion was considered a capital transaction and was accounted for at par value.
     The Bank is subject to three capital requirements under the new capital structure. First, the Bank must maintain at all times permanent capital in an amount at least equal to the sum of its credit risk capital requirement, its market risk capital requirement, and its operations risk capital requirement, calculated in accordance with Bank policy and rules and regulations of the Finance Board. Only permanent capital, defined as Class B stock and retained earnings, satisfies this risk based capital requirement. For reasons of safety and soundness, the Finance Board may require the Bank to maintain a greater amount of permanent capital than is required as defined by the risk based capital requirements but has not done so at this time. In addition, the Bank is required to maintain at least a four percent total capital-to-asset ratio and at least a five percent leverage ratio at all times. The leverage ratio is defined as the sum of permanent capital weighted 1.5 times and nonpermanent capital weighted 1.0 time divided by total assets. For reasons of safety and soundness, the Finance Board may require us to maintain a higher total capital-to-asset ratio. Mandatorily redeemable capital stock is considered capital for determining the Bank’s compliance with its regulatory requirements.

     The following table shows the Bank’s compliance with the Finance Board’s capital requirements at December 31, 2005 and 2004 (dollars in thousands):

	December 31, 2005		December 31, 2004
	Required	Actual	Required	Actual
Regulatory capital requirements:
Risk based capital	$520,327	$2,346,379	$472,935	$2,453,319
Total capital-to-asset ratio	4.00%	5.13%	4.00%	5.00%
Total regulatory capital	$1,828,899	$2,346,379	$1,961,908	$2,453,319
Leverage ratio	5.00%	7.70%	5.00%	7.50%
Leverage capital	$2,286,124	$3,519,566	$2,452,386	$3,679,978
     The Bank issues a single class of capital stock (Class B stock). The Bank’s Class B stock has a par value of $100 per share, and all shares are purchased, repurchased, redeemed, or transferred only at par value. The Bank has two subclasses of Class B stock: membership stock and activity-based stock.
     Each member must maintain Class B membership stock in an amount equal to 0.12 percent of the member’s total assets as of the preceding December 31 subject to a cap of $10,000,000 and a floor of $10,000. Each member must also maintain Class B activity-based stock in an amount equal to the total of:
(1)	A specified percentage of its outstanding advances. As of December 31, 2005 the percentage was 4.45 percent.

(2)	A specified percentage of its acquired member assets; however, acquired member assets purchased by the Bank before the July 1, 2003, conversion date are subject to the capital requirements specified in the contracts in effect at the time the assets were purchased in lieu of the initial activity-based stock requirement. As of December 31, 2005, the percentage was 4.45 percent.

(3)	A specified percentage of its standby letters of credit. As of December 31, 2005, the percentage was 0.15 percent.

(4)	A specified percentage of its advance commitments. As of December 31, 2005, the percentage was 0.00 percent.

(5)	A specified percentage of its acquired member assets commitments. As of December 31, 2005, the percentage was 0.00 percent.
     The Bank cannot redeem or repurchase any membership or activity-based stock if the repurchase or redemption would cause a member to be out of compliance with its required investment.
     The membership stock and activity-based stock percentages may be adjusted by the Bank’s Board of Directors within ranges established in the capital plan.

     The Bank’s Board of Directors has a right and an obligation to call for additional capital stock purchases by its members. These requirements include the maintenance of a stand alone AA credit rating from a nationally recognized statistical rating organization.
     Holders of Class B stock own a proportionate share of the Bank’s retained earnings, paid-in surplus, undivided profits, and equity reserves. Holders of Class B stock have no right to receive any portion of these values except through the declaration of dividends or capital distributions or upon liquidation of the Bank. The Bank’s Board of Directors may declare and pay a dividend only from current earnings or previously retained earnings. The Board of Directors may not declare or pay any dividends if the Bank is not in compliance with its capital requirements or, if after paying the dividend, the Bank would not be in compliance with its capital requirements. In addition, before declaring or paying any dividend, the Bank must certify to the Finance Board that it will remain in compliance with the regulatory liquidity requirements and will remain capable of making full and timely payment of our current obligations coming due during the next quarter.
     Stock owned in excess of the minimum investment is known as excess stock. A member may request redemption of any or all of its excess stock by providing the Bank with written notice five years in advance of the redemption. A stockholder may not have more than one redemption request pending at the same time for any share of stock.
     Under the Bank’s capital plan, the Bank, at its discretion and upon 15 days’ written notice, may repurchase excess membership stock. Although the Bank’s current practice generally is not to repurchase excess shares of membership stock, the Bank may change its practice at any time.
     If a member’s membership stock balance exceeds the $10,000,000 cap as a result of a merger or consolidation, the Bank may repurchase the amount of excess stock necessary to make the member’s membership stock balance equal to the $10,000,000 cap.
     In accordance with the Bank’s capital plan, the Bank, at its option, repurchases excess activity-based stock that exceeds an operational threshold on at least a scheduled monthly basis, subject to the limitation set forth in the plan. The current operational threshold is $50,000 and may be changed by the Board of Directors within ranges specified in the capital plan with at least 15 days’ prior written notice. The Bank may also change the scheduled date for repurchasing excess activity-based stock with at least 15 days’ prior written notice. Although it is the Bank’s current practice to honor repurchase requests on excess activity-based stock upon receipt of the request, the Bank may change its practice at any time.

     Membership is voluntary for all members. If a member withdraws from membership, the Bank will not redeem any membership stock until five years from the date membership terminates. If a member purchases any membership stock following the Bank’s receipt of a notice of withdrawal, the five-year redemption period commences on the date the Bank issues the membership stock. If a member that withdraws from membership owns any activity-based stock, the Bank will not redeem any required activity-based stock until the later of five years from the date that membership terminates or until the activity no longer remains outstanding. However, if any activity-based stock becomes excess activity-based stock during this time period as a result of the activity no longer being outstanding, the Bank will follow its usual practices with regard to the repurchase of excess activity-based stock described in the preceding paragraph.
     A member may cancel any pending notice of redemption before the completion of the five-year redemption period by providing written notice of cancellation to the Bank. The Bank will impose a cancellation fee on any member that cancels a notice of redemption. There is no time period provided for canceling a notice of redemption or withdrawal without incurring a fee. The cancellation fee is the fee in effect at the time the Bank receives the notice of redemption, unless the Board of Directors has decided to apply a changed cancellation fee to previously submitted notices of redemption. Following receipt of a notice of redemption cancellation, the Bank will notify the member of the cancellation fee. The Bank charges a cancellation fee equal to one to five percent of the par value of the shares of capital stock subject to the notice of redemption as determined by the date of receipt by the Bank of the notice of cancellation.
     The Board of Directors may adjust the cancellation fee percentage for each period between 0.00 percent and not more than the applicable percentage for such period specified above. If the Board of Directors adjusts or amends the cancellation fee, it will determine whether the adjustment will apply to the cancellation of any previously submitted notice of redemption as well as those submitted in the future. The Bank will provide at least 15 days advance written notice to each member of any adjustment or amendment to its cancellation fee.
     A notice of redemption by a member (whose membership has not been terminated) will automatically be cancelled if, within five business days after the expiration of the five-year redemption period, the Bank is prevented from redeeming the member’s capital stock because such redemption would cause the member to fail to meet its minimum investment after such redemption. The automatic cancellation will have the same effect as a voluntary cancellation and the Bank will impose the cancellation fee as described above.
     A member may cancel its notice of withdrawal prior to the completion of the five-year redemption period by providing written notice of cancellation to the Bank. The Bank will impose a cancellation fee on any member that voluntarily cancels its notice of withdrawal in accordance with the provisions of the capital plan applicable to cancellation of redemption as described above.

     Excess Stock. The Bank had excess stock (including excess mandatorily redeemable capital stock) of $91,600,000 and $88,806,000 at December 31, 2005 and 2004. The Bank repurchased $1,131,875,000, $586,888,000, and $783,872,000 of excess stock (including excess mandatorily redeemable capital stock) for the years ended December 31, 2005, 2004, and 2003. Included in the repurchased amount for 2003 was $200,243,000 of excess stock related to the Bank’s conversion to its new capital plan on July 1, 2003. See Prior Capital Rules section below for the Bank’s practice of honoring repurchase requests prior to conversion to the new capital plan.
     Statutory and Regulatory Restrictions on Capital Stock Redemptions. In accordance with the GLB Act, each class of Bank stock is considered putable by the member. There are significant statutory and regulatory restrictions on the obligation or right to redeem outstanding stock.
     In no case may the Bank redeem any capital stock if, following such redemption, the Bank would fail to satisfy its minimum capital requirements (i.e., a statutory capital-to-asset ratio requirement and leverage requirement established by the GLB Act and a regulatory risk based capital-to-asset ratio requirement established by the Finance Board). By law, all member holdings of Bank stock immediately become nonredeemable if the Bank becomes undercapitalized.
     In no case may the Bank redeem any capital stock without the prior approval of the Finance Board if either its Board of Directors or the Finance Board determines that the Bank has incurred or is likely to incur losses resulting or likely to result in a charge against capital.
     If the Bank is liquidated, after payment in full to the Bank’s creditors, the Bank’s stockholders will be entitled to receive the par value of their capital stock as well as any retained earnings, paid-in surplus, undivided profits, and equity reserves, if any, in an amount proportional to the stockholder’s share of the total shares of capital stock. In the event of a merger or consolidation, the Board of Directors shall determine the rights and preferences of the Bank’s stockholders, subject to any terms and conditions imposed by the Finance Board.

     Additionally, the Bank cannot redeem shares of stock from any member of the Bank if the principal or interest on any consolidated obligation of the FHLBank system is not paid in full when due, or under certain circumstances if (1) the Bank fails to certify in writing to the Finance Board that it will remain in compliance with its liquidity requirements and will remain capable of making full and timely payment of all of its current obligations; (2) the Bank projects, at any time, that it will fail to comply with statutory or regulatory liquidity requirements, or will be unable to timely and fully meet all of its current obligations; (3) the Bank actually fails to comply with statutory or regulatory liquidity requirements or to timely and fully meet all of its current obligations, or enters or negotiates to enter into an agreement with one or more other FHLBanks to obtain financial assistance to meet its current obligations; and (4) the Finance Board determines that the Bank will cease to be in compliance with statutory or regulatory liquidity requirements, or will lack the capacity to timely or fully meet all of our current obligations.
     Capital Stock Rollforward. The table presents a roll forward of the Bank’s required membership stock, excess membership stock, required activity-based stock, and excess activity-based stock (excluding mandatorily redeemable capital stock) for the years ended December 31, 2005, 2004, and 2003 (dollars in thousands). In 2004, the Bank repurchased $21,796,000 of excess membership stock from one member whose membership stock balance, as a result of a merger, exceeded the $10,000,000 cap under the capital plan. Additionally, in 2004, the Bank reclassified $13,466,000 of stock that was previously subject to mandatory redemption to capital. The reclassification out of capital occurred when a member merged with a non-member. Subsequently, the non-member applied for membership and was approved and, therefore, the stock subject to mandatory redemption was reclassified back to capital. In 2003, the Bank redeemed $366,000 of excess membership stock from one member due to merger activity at the time the Bank was calculating the member’s initial membership stock requirement upon conversion to the Bank’s new capital structure.

	Capital Stock - Class B (putable)
	Membership Stock		Activity-based Stock		Capital Stock (putable)
	Required	Excess	Required	Excess	Required	Excess	Total
BALANCE DECEMBER 31, 2002 (restated)	$—	$—	$—	$—	$1,586,999	$271,181	$1,858,180

Proceeds from issuance of capital stock	709	—	632,846	—	408,637	—	1,042,192
Repurchase/redemption of capital stock	—	(366)	—	(364,027)	—	(419,479)	(783,872)
Conversion to Class B shares	339,174	30,527	1,477,637	—	(1,995,636)	148,298	—
Net shares transferred from required and excess stock	(841)	841	(403,783)	403,783	—	—	—

BALANCE DECEMBER 31, 2003	339,042	31,002	1,706,700	39,756	—	—	2,116,500

Proceeds from issuance of capital stock	37,037	—	723,887	—	—	—	760,924
Repurchase/redemption of capital stock	—	(21,796)	—	(562,419)	—	—	(584,215)
Shares reclassified to mandatorily redeemable capital stock	—	(19,413)	(53,680)	(1,908)	—	—	(75,001)
Shares reclassified from mandatorily redeemable capital stock	—	7,904	5,562	—	—	—	13,466
Net shares transferred from required and excess stock	(31,805)	31,805	(571,855)	571,855	—	—	—

BALANCE DECEMBER 31, 2004	344,274	29,502	1,810,614	47,284	—	—	2,231,674

Proceeds from issuance of capital stock	22,853	—	835,624	—	—	—	858,477
Repurchase/redemption of capital stock	—	—	—	(1,120,102)	—	—	(1,120,102)
Shares reclassified to mandatorily redeemable capital stock	(10,000)	(3,174)	(24,613)	(208)	—	—	(37,995)
Net shares transferred from required and excess stock	(1,339)	1,339	(1,121,602)	1,121,602	—	—	—

BALANCE DECEMBER 31, 2005	$355,788	$27,667	$1,500,023	$48,576	$—	$—	$1,932,054

     Mandatorily Redeemable Capital Stock. On January 1, 2004, the Bank reclassified $47,196,000 of its outstanding capital stock to mandatorily redeemable capital stock in the statement of condition upon adoption of SFAS 150. The Bank also recorded estimated dividends earned as a part of the carrying value of the mandatorily redeemable capital stock. The difference between the prior carrying amount and the mandatorily redeemable capital stock of $72,000 was recorded as a cumulative effect of a change in accounting principle in the statement of income.
     The following table shows the Bank’s capital stock subject to mandatory redemption by reason for redemption at December 31, 2005 and 2004 (dollars in thousands).

	2005		2004
	Number of		Number of
	Members	Amount	Members	Amount
Voluntary termination of membership as a result of a merger or consolidation into a nonmember or into a member of another FHLBank	23	$63,701	21	$58,676
Member withdrawal	1	21,125	—	—
Member requests for partial redemptions of excess stock	5	258	3	186

Total	29	$85,084	24	$58,862

     For the years ended December 31, 2005 and 2004, dividends on mandatorily redeemable capital stock in the amount of $2,029,000 and $1,133,000 were recorded as interest expense.
     The following table shows the amount of capital stock subject to redemption or repurchase by year of redemption or repurchase at December 31, 2005 and 2004 (dollars in thousands). Membership stock is shown by year of earliest mandatory redemption, which reflects the earliest time at which the Bank is required to repurchase the member’s capital stock. Activity stock is shown by year of anticipated repurchase assuming that the Bank will repurchase activity-based stock as the associated activities are reduced or no longer outstanding and that the underlying activities are no longer outstanding on their contractual maturity dates (which may be before or after the expiration of the five-year notice of redemption or withdrawal).

Year of Redemption or Repurchase	2005	2004
2005	$—	$6,101
2006	12,399	521
2007	5,814	484
2008	25,769	25,961
2009	17,633	17,621
2010	19,614	6,397
Thereafter	3,855	1,777

Total	$85,084	$58,862

     The Bank’s activity for mandatorily redeemable capital stock was as follows in 2005 and 2004 (dollars in thousands). Roll forward amounts for 2003 are not provided because the Bank adopted SFAS 150 on January 1, 2004.

	2005	2004
Balance, beginning of year	$58,862	$—

Capital stock subject to mandatory redemption reclassified from equity on adoption of SFAS 150	—	47,196
Capital stock subject to mandatory redemption reclassified from equity	37,995	27,805
Capital stock previously subject to mandatory redemption reclassified to equity	—	(13,466)
Redemption of mandatorily redeemable capital stock	(11,773)	(2,673)

Balance, end of year	$85,084	$58,862

     Capital stock previously subject to mandatory redemption reclassified to equity is discussed in “Capital Stock Rollforward” on page S-65.
     Prior Capital Rules. Prior to the Bank’s implementation of the new capital regulations on July 1, 2003, the prior capital rules required members to purchase capital stock equal to the greater of one percent of their mortgage-related assets or five percent of outstanding Bank advances. In addition, the Bank required members to purchase capital stock equal to as much as 4.25 percent of the unpaid principal balance of mortgages sold to the Bank. Members could request redemption of the par value of any capital stock greater than their statutory requirement or the Bank imposed requirement. Redemption of such stock was at the Bank’s discretion, but the Bank’s practice was to redeem members’ excess stock upon request. If a member withdrew from Bank membership, the Bank redeemed the member’s excess stock six months after written notification of the withdrawal to the Finance Board. Members could, with the approval of the Bank and the Finance Board, sell capital stock to other Bank members at par value.
     Upon conversion to the new capital plan on July 1, 2003, the Bank repurchased excess stock from seven members that withdrew from Bank membership effective July 1, 2003 as well as from members who requested the Bank repurchase stock in excess of their minimum requirement under the new capital plan.

Note 17—Employee Retirement Plans
     The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (Pentegra Defined Benefit Plan), a tax-qualified defined benefit pension plan, formerly known as the Financial Institutions Retirement Fund. The plan covers substantially all officers and employees of the Bank. The Bank’s contributions to the Pentegra Defined Benefit Plan through June 30, 1987 represented the normal cost of the plan. The plan reached the full funding limitation, as defined by the Employee Retirement Income Security Act, for the plan year beginning July 1, 1987, because of favorable investment and other actuarial experience during previous years. As a result, the Pentegra Defined Benefit Plan suspended employer contributions for all plan years ending after June 30, 1987 through 2003. Contributions to the plan resumed in 2004. Funding and administrative costs of the Pentegra Defined Benefit Plan charged to other operating expenses were $1,864,000 in 2005, $900,000 in 2004, and $0 in 2003. The Pentegra Defined Benefit Plan is a multiemployer plan in which assets contributed by one participating employer may be used to provide benefits to employees of other participating employers since assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer. As a result, disclosure of the accumulated benefit obligations, plan assets, and the components of annual pension expense attributable to the Bank are not made.
     The Bank also participates in the Pentegra Defined Contribution Plan for Financial Institutions, a tax-qualified defined contribution pension plan, formerly known as the Financial Institutions Thrift Plan. The Bank’s contributions are equal to a percentage of participants’ compensation and a matching contribution equal to a percentage of voluntary employee contributions, subject to certain limitations. The Bank contributed $531,000, $477,000, and $443,000 in the years ended December 31, 2005, 2004, and 2003.

     In addition, the Bank offers the Benefit Equalization Plan (BEP). The BEP is a nonqualified retirement plan restoring benefits offered under the qualified plans which have been limited by laws governing such plans. There are no funded assets that have been designated to provide benefits under this plan.
     Defined contribution. The portion of the BEP that is defined contribution relates to our qualified defined contribution plan. The Bank contributed $49,000, $42,000, and $45,000 in the years ended December 31, 2005, 2004, and 2003 for this portion of the BEP.
     Defined benefit. The portion of the BEP that is defined benefit relates to our qualified defined benefit plan. The projected benefit obligation of the Bank’s BEP at December 31, 2005 and 2004 was as follows (dollars in thousands):

	2005	2004
Change in benefit obligation
Projected benefit obligation at beginning of year	$4,139	$3,701
Service cost	219	216
Interest cost	245	222
Actuarial gain	(67)	—
Change due to decrease in discount rate	352	—

Projected benefit obligation at end of year	$4,888	$4,139

     The Bank’s BEP is unfunded and its status at December 31, 2005 and 2004 was as follows (dollars in thousands):

	2005	2004
Accumulated benefit obligation at end of year	$3,719	$2,777
Effect of future salary increases	1,169	1,362

Projected benefit obligation at end of year	4,888	4,139
Unrecognized net actuarial loss	(1,938)	(1,784)
Unrecognized prior service cost	(349)	(422)

Net recorded liability	$2,601	$1,933

     Amounts recognized in the statements of condition for the Bank’s BEP at December 31, 2005 and 2004 were (dollars in thousands):

	2005	2004
Accrued benefit liability	$3,719	$2,777
Intangible asset	(349)	(422)
Accumulated other comprehensive loss	(769)	(422)

Net recorded liability	$2,601	$1,933

     Components of net periodic benefit cost for the Bank’s BEP for the years ended December 31, 2005, 2004, and 2003 were (dollars in thousands):

	2005	2004	2003
Service cost	$219	$216	$193
Interest cost	245	222	200
Amortization of unrecognized prior service cost	73	74	51
Amortization of unrecognized net loss	131	141	207

Net periodic benefit cost	$668	$653	$651

     The measurement date used to determine the current year’s benefit obligations was December 31, 2005.
     The increase in the minimum liability included in accumulated other comprehensive income was $347,000 and $422,000 at December 31, 2005 and 2004.

     Key assumptions and other information for the actuarial calculations for the Bank’s BEP for the years ended December 31, 2005 and 2004 were:

	2005	2004	2003
Discount rate – benefit obligations	5.5%	6.0%	6.0%
Discount rate – net periodic benefit cost	6.0%	6.0%	6.0%
Salary increases	5.5%	5.5%	5.5%
Amortization period (years)	10	10	10
     The 2005 discount rate used to determine the benefit obligation of the BEP was determined using a discounted cash flow approach which incorporates the timing of each expected future benefit payment. Future benefit payments were estimated based on census data, benefit formula and provisions, and valuation assumptions reflecting the probability of decrement and survival. The present value of the future benefit payments was calculated using duration based interest rate yields from the Citibank Pension Liability Index at December 31, 2005, and solving for the single discount rate that produced the same present value.
     Estimated future benefit payments reflecting expected future services for the year ended December 31, 2005 were (dollars in thousands):

Year	Amount
2006	$271
2007	217
2008	220
2009	228
2010	234
2011 through 2015	1,277
Note 18—Segment Information
     The Bank has identified two primary operating segments based on its method of internal reporting: Member Finance and Mortgage Finance. The products and services provided reflect the manner in which financial information is evaluated by management.
     The Member Finance segment includes products such as advances, investments, and their related funding. Income from the Member Finance segment is derived primarily from the difference, or spread, between the yield on advances and investments and the borrowing and hedging costs related to those assets.
     The Mortgage Finance segment includes mortgage loans acquired through the MPF program, mortgage-backed securities, and their related funding. Income from the Mortgage Finance segment is derived primarily from the difference, or spread, between the yield on mortgage loans and mortgage-backed securities and the borrowing and hedging costs related to those assets.

     Capital is allocated to the Mortgage Finance segment based on a percentage of the average balance of business segment assets; the remaining capital is then allocated to Member Finance.
     The Bank evaluates performance of the segments based on adjusted net interest income after mortgage loan credit loss provision and therefore does not allocate other income, other expenses, or assessments to the operating segments.
     The following shows the Bank’s financial performance by operating segment for the years ended December 31, 2005, 2004, and 2003 (dollars in thousands):

	Member	Mortgage
	Finance	Finance	Total
2005
Adjusted net interest income	$111,209	$46,887	$158,096
Provision for credit losses on mortgage loans	—	—	—

Adjusted net interest income after mortgage loan credit loss provision	$111,209	$46,887	$158,096

Average assets for the year	$29,498,835	$17,719,076	$47,217,911
Total assets at year end	$27,794,045	$17,928,434	$45,722,479

2004
Adjusted net interest income	$72,119	$38,096	$110,215
Reversal of credit losses on mortgage loans	—	5,048	5,048

Adjusted net interest income after mortgage loan credit loss provision	$72,119	$43,144	$115,263

Average assets for the year	$29,940,272	$18,483,211	$48,423,483
Total assets at year end	$30,172,389	$18,875,321	$49,047,710

2003
Adjusted net interest income	$103,860	$43,339	$147,199
Provision for credit losses on mortgage loans	—	(2,704)	(2,704)

Adjusted net interest income after mortgage loan credit loss provision	$103,860	$40,635	$144,495

Average assets for the year	$28,697,414	$13,373,365	$42,070,779
Total assets at year end	$26,552,618	$18,520,307	$45,072,925

     The Bank includes interest income and interest expense associated with economic hedges in its evaluation of financial performance for its two operating segments. Net interest income does not include these amounts in the Statements of Income for financial reporting purposes. Interest income and interest expense associated with economic hedges are recorded in other income in “Net gain (loss) on derivatives and hedging activities” on the Statements of Income. The following table reconciles the Bank’s financial performance by operating segment to the Bank’s total income before assessments for the years ended December 31, 2005, 2004, and 2003 (dollars in thousands):

	2005	2004	2003
Adjusted net interest income after mortgage loan credit loss provision	$158,096	$115,263	$144,495
Net interest expense on economic hedges	135,522	388,328	156,054

Net interest income after mortgage loan credit loss provision	293,618	503,591	300,549

Other income	46,814	(336,806)	(90,355)
Other expenses	39,005	31,121	25,774

Income before assessments	$301,427	$135,664	$184,420

Note 19—Derivatives and Hedging Activities
     The Bank may enter into interest rate swaps, swaptions, interest rate cap and floor agreements, calls, puts, and futures and forward contracts (collectively, derivatives) to manage its exposure to changes in interest rates. The Bank may adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk management objectives. The Bank uses derivatives as either a fair value hedge or in asset-liability management (i.e., economic hedge). For example, the Bank uses derivatives in its overall interest rate risk management to adjust the interest rate sensitivity of consolidated obligations to approximate more closely the interest rate sensitivity of assets (advances, investments, and mortgage loans), and/or to adjust the interest rate sensitivity of advances, investments, or mortgage loans to approximate more closely the interest rate sensitivity of liabilities. The Bank also uses derivatives to manage embedded options in assets and liabilities, to hedge the market value of existing assets and liabilities and anticipated transactions, to hedge the duration risk of prepayable instruments, and to reduce funding costs.

     An economic hedge is defined as a derivative that hedges specific or nonspecific underlying assets, liabilities, or firm commitments that does not qualify or was not designated for hedge accounting, but is an acceptable hedging strategy under the Bank’s risk management program. These strategies also comply with Bank policy and Finance Board regulatory requirements. An economic hedge by definition introduces the potential for earnings variability caused by the change in fair value on the derivative that is recorded in the Bank’s income but not offset by a corresponding change in the value of the economically hedged asset, liability, or firm commitment.
     Consistent with Bank policy and Finance Board regulations, the Bank enters into derivatives only to reduce the market risk exposures inherent in otherwise unhedged assets and funding positions. Bank management uses derivatives in cost-efficient strategies and may enter into derivatives that do not necessarily qualify for hedge accounting (economic hedges). As a result, the Bank recognizes only the change in fair value of these derivatives and the related net interest income or expense in other income as net gain (loss) on derivatives and hedging activities with no offsetting fair value adjustments for the asset, liability, or firm commitment.
     The Bank recorded the following net gain (loss) on derivatives and hedging activities in other income for the years ended December 31, 2005, 2004, and 2003 (dollars in thousands):

	2005	2004	2003
Net gains (losses) related to fair value hedge ineffectiveness	$5,949	$3,221	$(9,105)
Net gains (losses) related to economic hedges and embedded derivatives	32,998	(355,603)	(85,570)

Net gain (loss) on derivatives and hedging activities	$38,947	$(352,382)	$(94,675)

     The following table categorizes the notional amount and the estimated fair value of derivatives, excluding accrued interest, by derivative instrument and type of accounting treatment at December 31, 2005 and 2004 (dollars in thousands):

	2005		2004
		Estimated		Estimated
	Notional	Fair Value	Notional	Fair Value
Interest rate swaps
Fair value	$30,027,232	$(438,604)	$39,563,001	$(619,421)
Economic	930,935	(6,356)	14,319,580	100,769
Interest rate caps
Economic	100,000	1	625,000	16
Forward settlement agreements
Economic	36,500	(154)	—	—
Mortgage delivery commitments
Economic	36,077	89	23,304	9

Total notional and fair value	$31,130,744	$(445,024)	$54,530,885	$(518,627)

Total derivatives, excluding accrued interest		(445,024)		(518,627)
Accrued interest		83,940		127,283

Net derivative balance		$(361,084)		$(391,344)

Net derivative assets		18,440		50,936
Net derivative liabilities		(379,524)		(442,280)

Net derivative balance		$(361,084)		$(391,344)

     At December 31, 2005 and 2004, the Bank had one callable bond with a par amount of $15,000,000 that contains an embedded derivative that has been bifurcated from its host. The fair value of this embedded derivative is presented on a combined basis with the host contract and not included in the above table. The fair value of the embedded derivative was a liability of $310,000 and $128,000 at December 31, 2005 and 2004.
     Hedging Activities
     The Bank formally documents all relationships between derivatives designated as hedging instruments and hedged items, its risk management objectives and strategies for undertaking various hedge transactions, and its method of assessing ineffectiveness. All derivatives designated as fair value hedges are linked to assets and liabilities in the statements of condition or firm commitments. The Bank formally assesses (both at the hedge’s inception and at least quarterly) whether the derivatives that are used in hedging transactions have been effective in offsetting changes in the fair value of hedged items and whether those derivatives may be expected to remain effective in future periods. The Bank typically uses regression analyses to assess the effectiveness of its hedges.

     The Bank discontinues hedge accounting prospectively when:
(1)	Management determines the derivative is no longer effective in offsetting changes in the fair value of a hedged item (including hedged items such as firm commitments or forecasted transactions).

(2)	The derivative and/or the hedged item expires or is sold, terminated, or exercised.

(3)	A hedged firm commitment no longer meets the definition of a firm commitment.

(4)	Management determines that the hedge designation is no longer appropriate.
     Consolidated Obligations – The Bank manages the risk arising from changing market prices and volatility of a consolidated obligation by matching the cash inflow on the derivative with the cash outflow on the consolidated obligation. While consolidated obligations are the joint and several obligations of the FHLBanks, each FHLBank has consolidated obligations for which it is the primary obligor. The Bank enters into derivative agreements to hedge the interest rate risk associated with its specific debt issues.
     In a typical transaction, fixed rate consolidated obligations are issued for one or more FHLBanks. The Bank simultaneously enters into a matching derivative in which the counterparty pays fixed cash flows to the Bank designed to mirror in timing and amount the cash outflows the Bank pays on the consolidated obligation. These transactions are treated as fair value hedges. In this typical transaction, the Bank pays a variable cash flow that closely matches the interest payments it receives on short-term or variable rate advances (typically one- or three-month LIBOR). This intermediation between the capital and derivative markets permits the Bank to raise funds at lower costs than would otherwise be available through the issuance of variable rate consolidated obligations in the capital markets.
     Advances – With issuances of fixed rate putable advances, the Bank may purchase from the borrower a put option that enables the Bank to terminate the advance. Should an advance be terminated, the Bank will offer to provide replacement funding based on the Bank’s available advance products subject to the Bank’s normal credit and collateral requirements. The Bank may hedge a putable advance by entering into a cancelable derivative under which the Bank pays a fixed rate and receives a variable rate. This type of hedge is treated as a fair value hedge. The derivative counterparty may cancel the derivative on any put date, which would normally occur in a rising rate environment.
     The optionality embedded in certain financial instruments held by the Bank can create interest rate risk. When a borrower prepays an advance, the Bank could suffer lower future income if the principal portion of the prepaid advance were invested in lower yielding assets that continue to be funded by higher cost debt. To protect against this risk, the Bank generally charges a prepayment fee that makes it financially indifferent to a borrower’s decision to prepay an advance. When the Bank offers advances (other than short-term advances) a borrower may prepay without a prepayment fee, the Bank usually finances such advances with callable debt or hedges this option.

     Mortgage Assets – The Bank invests in mortgage loans, securities, and certificates. The prepayment options embedded in mortgage assets can result in extensions or contractions in the expected repayment of these investments, depending on changes in estimated prepayment speeds.
     The Bank manages the interest rate and prepayment risk associated with mortgages through a combination of debt issuance and derivatives. The Bank issues index amortizing notes to achieve cash flow patterns and liability durations similar to those expected on the mortgage assets. The Bank also purchases interest rate caps and floors, swaptions, and callable swaps to minimize the prepayment risk embedded in the mortgage portfolio. Although these derivatives are valid economic hedges against the prepayment risk of the assets, they are not specifically linked to individual loans and therefore do not receive hedge accounting. The derivatives are marked to market through earnings.
     Mortgage Commitments – Mortgage purchase commitments that obligate the Bank to purchase closed mortgage loans from its members entered into after June 30, 2003 are considered derivatives. The Bank may establish an economic hedge of these commitments by selling derivatives such as mortgage-backed securities to be announced (TBA) for forward settlement. A TBA represents a forward contract for the sale of mortgage-backed securities at a future agreed upon date. Upon expiration of the mortgage purchase commitment, the Bank purchases the TBA to close the hedged position.
     Both the mortgage purchase commitment and the TBA used in the hedging strategy are recorded as a derivative asset or derivative liability at fair value, with changes in fair value recognized in current period earnings. When the mortgage purchase commitment derivative settles, the current market value of the commitment is included with the basis of the mortgage loan and amortized accordingly.
     Investments – The Bank invests in government-sponsored enterprise obligations, mortgage-backed securities, and the taxable portion of state or local housing finance agency securities. The interest rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. The Bank may manage against prepayment and duration risk by funding investment securities with consolidated obligations that have call features, by hedging the prepayment risk with interest rate caps or floors, or by adjusting the duration of the securities by using derivatives to modify the cash flows of the securities. These securities may be classified as trading, available-for-sale, or held-to-maturity at the time of purchase.
     The Bank may manage the risk arising from changing market prices and volatility of investment securities classified as trading by entering into derivatives (economic hedges) that offset the changes in fair value of the securities. The market value changes of both the trading securities and the associated derivatives are included in other income as net gain (loss) on trading securities and net gain (loss) on derivatives and hedging activities. The net interest income or expense on the derivatives is recorded in other income.

     For available-for-sale securities whose hedges qualify as a fair value hedge, the Bank records the portion of the change in value related to the risk being hedged and the related change in the fair value of the derivative in other income as net gain (loss) on derivatives and hedging activities. The remainder of the change is recorded in other comprehensive income as net unrealized gain or loss on available-for-sale securities.
     The Bank is not a derivatives dealer and thus does not trade derivatives for short-term profit.
     Credit Risk
     The Bank is subject to credit risk due to the risk of nonperformance by counterparties to the derivative agreements. The degree of counterparty risk depends on the extent to which master netting arrangements are included in such contracts to mitigate the risk. The Bank manages counterparty credit risk through credit analysis, collateral requirements, and adherence to the requirements set forth in Bank policy and Finance Board regulations. Management does not anticipate any credit losses on its agreements.
     The contractual or notional amount of derivatives reflects the involvement of the Bank in the various classes of financial instruments. The notional amount of derivatives does not measure the credit risk exposure of the Bank, and the maximum credit exposure of the Bank is substantially less than the notional amount. The Bank requires collateral agreements on all derivatives that establish collateral delivery thresholds. The maximum credit risk is the estimated cost of replacing interest rate swaps, forward agreements, mandatory delivery contracts for mortgage loans (for contracts executed after June 30, 2003), and purchased caps and floors that have a net positive market value if the counterparty defaults and the related collateral, if any is of no value to the Bank. This collateral has not been sold or repledged.
     At December 31, 2005 and 2004, the Bank’s maximum credit risk, as defined previously, was $18,440,000 and $50,936,000. These totals include $8,962,000 and $39,590,000 of net accrued interest receivable. In determining maximum credit risk, the Bank considers accrued interest receivables and payables and the legal right to offset derivative assets and liabilities by counterparty. The Bank held cash of $0 and $58,600,000 as collateral at December 31, 2005 and 2004.
     The Bank transacts most of its derivatives with large highly rated banks and major broker-dealers. Some of these banks and broker-dealers or their affiliates buy, sell, and distribute consolidated obligations.

Note 20—Estimated Fair Values
     The following estimated fair value amounts have been determined by the Bank using available market information and the Bank’s best judgment of appropriate valuation methods. These estimates are based on pertinent information available to the Bank at December 31, 2005 and 2004. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. For example, because an active secondary market does not exist for a portion of the Bank’s financial instruments, in certain cases fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions. The fair value summary tables on pages S-82 and S-83 do not represent an estimate of the overall market value of the Bank as a going concern, which would take into account profit spreads on existing assets and future business opportunities.
     Cash and Due from Banks and Securities Purchased under Agreements to Resell. The estimated fair value approximates the recorded book balance.
     Interest-bearing Deposits and Federal Funds Sold. The estimated fair value is determined by calculating the present value of the expected future cash flows for instruments with more than three months to maturity. The discount rates used in these calculations are the rates for Federal funds with similar terms. The estimated fair value approximates the recorded book balance of interest-bearing deposits and Federal funds with three months or less to maturity.
     Investment Securities. The estimated fair value is determined based on quoted prices excluding accrued interest as of the last business day of the year. When quoted prices are not available, the estimated fair value is determined by calculating the present value of expected future cash flows and reducing the amount for accrued interest receivable.
     Advances and Other Loans. The Bank determines the estimated fair value of advances by calculating the present value of expected future cash flows from the advances and excluding accrued interest receivable. The discount rates used in these calculations are the replacement advance rates for advances with similar terms. Under Bank policy and Finance Board regulations, advances with a maturity and repricing period greater than six months generally require a prepayment fee sufficient to make the Bank financially indifferent to the borrower’s decision to prepay the advances. Therefore, the estimated fair value of advances does not assume prepayment risk.
     Mortgage Loans Held for Portfolio. The estimated fair values for mortgage loans are determined based on contractual cash flows adjusted for prepayment assumptions and credit risk factors, discounted using the quoted market prices of similar mortgage loans, and reduced by the amount of accrued interest receivable. These prices, however, can change rapidly based on market conditions and are highly dependent on the underlying prepayment assumptions.

     Accrued Interest Receivable and Payable. The estimated fair value approximates the recorded book value.
     Derivative Assets and Liabilities. The Bank bases the estimates of fair values of derivatives on instruments with similar terms or available market prices including accrued interest receivable and payable. Active markets do not, however, exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated using techniques such as discounted cash flow analysis and comparisons to similar instruments. Estimates developed using these methods are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on fair value estimates. Because these estimates are made at a specific point in time, they are susceptible to material near term changes. The estimated fair values are netted by counterparty where such legal right exists. If these netted amounts are positive, they are classified as assets and if negative, as liabilities.
     Deposits. The Bank determines estimated fair values of Bank deposits with more than three months to maturity by calculating the present value of expected future cash flows from the deposits and reducing this amount by accrued interest payable. The discount rates used in these calculations are the cost of deposits with similar terms. The estimated fair value approximates the recorded book balance for deposits with three months or less to maturity.
     Consolidated Obligations. The Bank estimates fair values based on the cost of raising comparable term debt. The estimated cost of issuing debt includes noninterest-selling costs.
     Borrowings. The Bank determines the estimated fair value of borrowings with more than three months to maturity by calculating the present value of expected future cash flows from the borrowings and reducing this amount by accrued interest payable. The discount rates used in these calculations are the estimated cost of borrowings with similar terms. For borrowings with three months or less to maturity, the estimated fair value approximates the recorded book balance.
     Mandatorily Redeemable Capital Stock. The fair value of capital subject to mandatory redemption is generally reported at par value. Fair value also includes estimated dividends earned at the time of the reclassification from equity to liabilities, until such amount is paid. Stock can only be acquired by members at par value and redeemed at par value. Stock is not traded and no market mechanism exits for the exchange of stock outside the cooperative structure.
     Commitments to Extend Credit for Mortgage Loans. The estimated fair value of the Bank’s commitments to table fund mortgage loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The estimated fair value of these fixed rate loan commitments also takes into account the difference between current and committed interest rates.

     Standby Letters of Credit. The estimated fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.
     The carrying values and estimated fair values of the Bank’s financial instruments at December 31, 2005 were as follows (dollars in thousands):
2005 FAIR VALUE SUMMARY TABLE

		Net
	Carrying	Unrealized	Estimated
Financial Instruments	Value	Gains (Losses)	Fair Value
Assets
Cash and due from banks	$42,366	$—	$42,366
Interest-bearing deposits	700,025	—	700,025
Securities purchased under agreements to resell	305,000	—	305,000
Federal funds sold	2,985,000	—	2,985,000
Trading securities	8,693	—	8,693
Available-for-sale securities	250,235	—	250,235
Held-to-maturity securities	5,978,199	(16,389)	5,961,810
Advances	22,283,315	(16,473)	22,266,842
Mortgage loans held for portfolio, net	13,018,030	(249,256)	12,768,774
Accrued interest receivable	99,732	—	99,732
Derivative assets	18,440	—	18,440

Liabilities
Deposits	(864,708)	3	(864,705)
Securities sold under agreements to repurchase	(500,000)	(3,829)	(503,829)

Consolidated obligations
Discount notes	(4,066,732)	1,349	(4,065,383)
Bonds	(37,129,784)	(29,542)	(37,159,326)

Consolidated obligations, net	(41,196,516)	(28,193)	(41,224,709)

Mandatorily redeemable capital stock	(85,084)	—	(85,084)
Accrued interest payable	(315,657)	—	(315,657)
Derivative liabilities	(379,524)	—	(379,524)

Other
Commitments to extend credit for mortgage loans	—	(1)	(1)
Standby letters of credit	(545)	—	(545)

     The carrying values and estimated fair values of the Bank’s financial instruments at December 31, 2004 were as follows (dollars in thousands):
2004 FAIR VALUE SUMMARY TABLE

		Net
	Carrying	Unrealized	Estimated
Financial Instruments	Value	Gains (Losses)	Fair Value
Assets
Cash and due from banks	$43,026	$—	$43,026
Interest-bearing deposits	218,800	—	218,800
Securities purchased under agreements to resell	305,000	—	305,000
Federal funds sold	575,000	—	575,000
Trading securities	16,618	—	16,618
Available-for-sale securities	625,227	—	625,227
Held-to-maturity securities	4,724,061	47,122	4,771,183
Advances	27,174,636	88,014	27,262,650
Mortgage loans held for portfolio, net	15,193,351	81,587	15,274,938
Accrued interest receivable	97,644	—	97,644
Derivative assets	50,936	—	50,936

Liabilities
Deposits	(805,331)	—	(805,331)
Securities sold under agreements to repurchase	(500,000)	(3,661)	(503,661)

Consolidated obligations
Discount notes	(5,008,143)	2,540	(5,005,603)
Bonds	(39,484,650)	(254,310)	(39,738,960)

Consolidated obligations, net	(44,492,793)	(251,770)	(44,744,563)

Mandatorily redeemable capital stock	(58,862)	—	(58,862)
Accrued interest payable	(290,525)	—	(290,525)
Derivative liabilities	(442,280)	—	(442,280)

Other
Commitments to extend credit for mortgage loans	—	3	3
Standby letters of credit	(460)	—	(460)

Note 21—Commitments and Contingencies
     As described in Note 15, the 12 FHLBanks have joint and several liability for all the consolidated obligations issued on their behalves. Accordingly, should one or more of the FHLBanks be unable to repay its participation in the consolidated obligations, each of the other FHLBanks could be called upon by the Finance Board to repay all or part of such obligations, as determined or approved by the Finance Board. No FHLBank has had to assume or pay the consolidated obligation of another FHLBank.
     The Bank considered the guidance under FASB interpretation (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and determined it was not necessary to recognize the fair value of the Bank’s joint and several liability for all the consolidated obligations. The joint and several obligations are mandated by Finance Board regulations and are not the result of arms-length transactions among the FHLBanks. The FHLBanks have no control over the amount of the guaranty or the determination of how each FHLBank would perform under the joint and several liability. Because the FHLBanks are subject to the authority of the Finance Board as it relates to decisions involving the allocation of the joint and several liability for the FHLBank’s consolidated obligations, the Bank’s joint and several obligation is excluded from the initial recognition and measurement provisions of FIN 45. Accordingly, the Bank has not recognized a liability for its joint and several obligations related to other FHLBanks’ consolidated obligations at December 31, 2005 and 2004. The par amounts of the FHLBanks’ outstanding consolidated obligations for which the Bank is jointly and severally liable were approximately $895.7 billion and $824.4 billion at December 31, 2005 and 2004.
     There were no commitments that legally bind and unconditionally obligate the Bank for additional advances at December 31, 2005 or 2004. Standby letters of credit are executed for members for a fee. A standby letter of credit is a short-term financing arrangement between the Bank and a member. If the Bank is required to make payment for a beneficiary’s draw, these amounts are converted into a collateralized advance to the member. Outstanding standby letters of credit were approximately $1,144,877,000 and $1,102,460,000 at December 31, 2005 and 2004 and had original terms of six days to five years with a final expiration in 2011. Unearned fees for transactions prior to 2003 as well as the value of the guarantees related to standby letters of credit entered into after 2002 are recorded in other liabilities and amount to $545,000 and $460,000 at December 31, 2005 and 2004. Based on management’s credit analyses and collateral requirements, the Bank does not deem it necessary to have any provision for credit losses on these commitments. Advance commitments are fully collateralized throughout the life of the agreements (see Note 9). The estimated fair value of commitments at December 31, 2005 and 2004 is reported in Note 20.
     Commitments that unconditionally obligate the Bank to fund/purchase mortgage loans from members in the MPF program totaled $37,690,000 and $24,551,000 at December 31, 2005 and 2004. Commitments are generally for periods not to exceed forty-five business days. Commitments that obligate the Bank to purchase closed mortgage loans from its members are considered derivatives under SFAS 149, and their estimated fair value at December 31, 2005 and

2004 is reported in Note 19 as mortgage delivery commitments. Commitments that obligate the Bank to table fund mortgage loans are not considered derivatives under SFAS 149, and the estimated fair value at December 31, 2005 and 2004 is reported in Note 20 as commitments to extend credit for mortgage loans.
     As described in Note 1, for managing the inherent credit risk in the MPF program, participating members receive base and performance based credit enhancement fees from the Bank. When the Bank incurs losses for certain MPF products, it reduces base and performance based credit enhancement fee payments until the amount of the loss is recovered up to the limit of the FLA. The FLA is an indicator of the potential losses for which the Bank is liable (before the member’s credit enhancement is used to cover losses). The FLA amounted to $91,353,000 and $87,574,000 at December 31, 2005 and 2004.
     The Bank generally executes derivatives with large highly rated banks and broker-dealers and enters into bilateral collateral agreements. The Bank had cash pledged as collateral to broker-dealers of $64,900,000 and $143,700,000 at December 31, 2005 and 2004 for derivatives. Cash pledged as collateral is classified as interest-bearing deposits in the statements of condition.
     The Bank has executed a lease for 20 years with an affiliate of Wells Fargo. A third party representative negotiated the transaction on behalf of the Bank. Construction of the new building began in mid 2004, and the Bank expects its new headquarters to be ready for occupancy by no later than February 2007. The Bank has agreed to an annualized cost of $20.00 per square foot for the first 10 years and $22.00 per square foot in years 11 through 20. The Bank expects to lease approximately 40,000 square feet. The Bank expects additional capital expenditures of approximately $6,000,000 in 2006 for leasehold improvements and the purchase of furniture and equipment.
     The Bank charged to operating expenses net rental costs of approximately $1,070,000, $1,037,000, and $927,000 for the years ending December 31, 2005, 2004, and 2003. Future minimum rentals for premises and equipment at December 31, 2005 were as follows (dollars in thousands):

Year	Amount
2006	$1,136
2007	1,005
2008	838
2009	834
2010	834
Thereafter	13,962

Total	$18,609

     Lease agreements for Bank premises generally provide for increases in the basic rentals resulting from increases in property taxes and maintenance expenses. Such increases are not expected to have a material effect on the Bank.
     The Bank entered into a $5,000,000 and $350,000 par value consolidated obligation discount note that had traded but not settled at December 31, 2005 and 2004. The Bank did not enter into any traded but not settled consolidated obligation bonds at December 31, 2005 or 2004.
     The Bank is subject to legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Bank’s financial condition or results of operations.
     Notes 1, 9, 10, 11, 12, 15, 17, and 19 discuss other commitments and contingencies.
Note 22—Activities with Stockholders and Housing Associates
     Under the Bank’s capital plan, the only voting rights conferred upon the Bank’s members are for the election of directors. In accordance with the Act and Finance Board regulations, members elect a majority of the Bank’s Board of Directors. The remaining directors are appointed by the Finance Board. Under statute and regulations, each elective directorship is designated to one of the five states in the Bank’s district and a member is entitled to vote for candidates for the state in which the member’s principal place of business is located. A member is entitled to cast, for each applicable directorship, one vote for each share of capital stock that the member is required to hold, subject to a statutory limitation. Under this limitation, the total number of votes that a member may cast is limited to the average number of shares of the Bank’s capital stock that were required to be held by all members in that state as of the record date for voting. Non-member stockholders are not entitled to cast votes for the election of directors. At December 31, 2005 and 2004, no member owned more than 10 percent of the voting interests of the Bank due to statutory limits on members’ voting rights as discussed above.
     Transactions with Stockholders
     The Bank is a cooperative, which means that current members own nearly all of the outstanding capital stock of the Bank and may receive dividends on their investment. Former members own the remaining capital stock to support business transactions still carried on the Bank’s statements of condition. All advances are issued to members and former members, and all mortgage loans held for portfolio are purchased from members. The Bank also maintains demand deposit accounts for members primarily to facilitate settlement activities that are directly related to advances and mortgage loan purchases. The Bank may not invest in any equity securities issued by its stockholders. The Bank extends credit to members in the ordinary course of business on substantially the same terms, including interest rates and collateral that must be pledged to us, as those prevailing at the time for comparable transactions with other members unless otherwise discussed. These extensions of credit do not involve more than the normal risk of collectibility and do not present other unfavorable features.

     In addition, the Bank has investments in Federal funds sold, interest-bearing deposits, commercial paper, and mortgage-backed securities that were issued by affiliates of our members. All investments are transacted at market prices and mortgage-backed securities are purchased through securities brokers or dealers.
     The following table shows transactions with members and their affiliates, former members and their affiliates, and housing associates at December 31, 2005 and 2004 (dollars in thousands):

	2005	2004
Assets:
Interest-bearing deposits	$2,600	$119,900
Federal funds sold	510,000	180,000
Investments	299,214	—
Advances	22,283,315	27,174,636
Accrued interest receivable	14,744	13,580
Derivative assets	3,343	—
Other assets	102	142

Total	$23,113,318	$27,488,258

Liabilities:
Deposits	$849,103	$733,257
Mandatorily redeemable capital stock	85,084	58,862
Accrued interest payable	199	44
Derivative liabilities	27,042	101,882
Other liabilities	102	142

Total	$961,530	$894,187

Notional amount of derivatives	$2,502,463	$2,388,241
Standby letters of credit	1,144,877	1,102,460
Transactions with Directors’ Financial Institutions
     In the normal course of business, the Bank extends credit to our members whose directors and officers serve as our directors (Directors’ Financial Institutions). Finance Board regulations require that transactions with Directors’ Financial Institutions be subject to the same eligibility and credit criteria, as well as the same terms and conditions, as all other transactions. At December 31, 2005 and 2004, advances outstanding to the Bank Directors’ Financial Institutions aggregated $214,816,000 and $290,684,000, representing 1.0 percent and 1.1 percent of the Bank’s total outstanding advances. During the years ended December 31, 2005, 2004, and 2003, the Bank acquired approximately $3,581,000, $5,460,000, and $9,313,000, respectively, of mortgage loans that were originated by the Bank Directors’ Financial Institutions. At December 31, 2005 and 2004, capital stock outstanding to the Bank Directors’ Financial Institutions aggregated $20,824,000 and $16,038,000, representing 1.0 percent and 0.7 percent of the Bank’s total outstanding capital stock. The Bank did not have any investment or derivative transactions with Directors’ Financial Institutions during the years ended December 31, 2005, 2004, and 2003.
     Business Concentrations
     The Bank has business concentrations with stockholders whose capital stock outstanding was in excess of 10 percent of the Bank’s total capital stock outstanding.
     Capital Stock – The following tables present members and their affiliates holding 10 percent or more of outstanding capital stock (including stock classified as mandatorily redeemable) at December 31, 2005 and 2004 (shares in thousands):

			Shares at	Percent of
			December	Total Capital
Name	City	State	31, 2005	Stock
Superior	Minneapolis	MN	5,252	26.0%
Wells Fargo Bank, N.A.	Sioux Falls	SD	189	1.0

			5,441	27.0%

			Shares at	Percent of
			December	Total
Name	City	State	31, 2004	Capital Stock
Superior	Minneapolis	MN	6,278	27.4%
Wells Fargo Bank, N.A.	Sioux Falls	SD	2,326	10.2

			8,604	37.6%

     Investments – During 2002, the FHLBank of Chicago began developing a mortgage securitization vehicle for members of the FHLBanks called the Shared Funding Program. Under the Shared Funding Program, FHLBank members sell mortgage loans into the initial vehicle, and FHLBanks, such as the Bank, could then buy the resulting Certificates that were secured by the real estate loans in the securitization trust. No credit enhancement fee payment, such as the base credit enhancement fee or the additional credit enhancement fee used in the MPF program, was contemplated in connection with the Shared Funding Program.

     The Bank was willing to participate in the MPF shared funding program, but only if participating members purchased the Bank’s stock to support its ability to fund its purchase of Shared Funding Certificates. Superior was the only member who participated in the shared funding program with the Bank. The Bank reached an understanding with Superior that it would provide Superior with a return on this transaction that was comparable to the return that the Bank provided to Superior under the MPF program through the payment of an additional fee. The parties entered into a letter agreement dated March 12, 2003 pursuant to which the Bank paid Superior sufficient sums to achieve this result. The Bank purchased a total of $155,600,000 in Shared Funding Certificates supported by purchases of our stock by Superior. The total amount paid to Superior under the letter agreement was $29,000 in 2005, $38,000 in 2004, and $36,000 in 2003. The letter agreement was terminated by the Bank by letter dated January 13, 2006.
     In the normal course of business, the Bank invested in interest-bearing deposits, commercial paper, and overnight and term Federal funds from Wells Fargo and its affiliates during the years ended December 31, 2005, 2004, and 2003. In addition, during 2002 the Bank purchased a $102,117,000 mortgage-backed security of an affiliate of Wells Fargo through a third party dealer. This security matured during 2004. All investment transactions were at current market rates.
     Advances – The Bank had a concentration in advances with Wells Fargo. The following table shows a roll forward of the Bank’s advances outstanding to Wells Fargo at December 31, 2005 (dollars in thousands).

		Percent of
		Total
	Par Value	Par Value
Balance, December 31, 2004	$5,500,000	20.5%
Advances made	4,500,000
Principal collected	(9,300,000)

Balance, December 31, 2005	$700,000	3.1%

     Total interest income from Wells Fargo amounted to $105,018,000, $76,206,000, and $109,944,000, for the years ended December 31, 2005, 2004, and 2003. The Bank held sufficient collateral to cover the members’ advances and expected to incur no credit losses as a result of them.
     The Bank did not receive any prepayment fees from Wells Fargo during 2005 or 2004. The Bank received prepayment fees from Wells Fargo of $128,882,000 during the year ended December 31, 2003. The Bank recorded prepayment fees net of hedging fair value adjustments from Wells Fargo of $15,684,000 during the year ended December 31, 2003. The corresponding principal amount prepaid during 2003 was $2,318,393,000.
     FHLBanks are permitted to price advances to their members differentially under governing regulations provided that, among other things, the Bank include in its Member Products Policy the standards and criteria for such differential pricing and the Bank apply such standards consistently and without discrimination to all members applying for advances. During May and June 2004, we refinanced approximately $4.4 billion of putable advances to Wells Fargo at an advance rate of 1 Month LIBOR less 6 basis points with a three month call. We extended these credit terms to Wells Fargo because we believed at the time that Wells Fargo could have negotiated similar credit terms from an alternative funding source. However, these terms and conditions were not consistent with the then applicable differential pricing criteria set forth in our Member Products Policy and the Bank’s other members were not made aware that the Bank had entered into transactions with Wells Fargo on these terms and conditions. The financial impact of this refinancing to the Bank was approximately $918,000 in 2005 and $1,128,000 in 2004. Pending revision of our Member Products Policy, on September 14, 2005, the Board of Directors adopted a resolution prohibiting differential pricing for advances, other than based on advance size. The Bank subsequently amended its Member Products Policy to prohibit differential advance pricing except as provided therein, which does not include consideration of the availability of similar financing terms and conditions from alternative funding sources.
     Putable advances are advances that the Bank may, at its discretion, terminate and require the member to repay at predetermined dates prior to the stated maturity date of the advance. Putable advance requests whose terms fall outside of the Bank’s standard posted rates for such advances (e.g., with respect to term or lockout period) are considered “non-routine.” On March 17, 2004, the Bank entered into a single non-routine $500,000,000 putable advance transaction with Wells Fargo whose spread was one basis point lower than the Bank’s target earnings spread, for an interest rate of 0.82 percent. From the period beginning six months prior to this date and ending six months after this date, the Bank also entered into thirteen other non-routine putable advance transactions with five different Bank members, including five additional transactions with Wells Fargo totaling $2.5 billion, that were at an earnings spread equal to the Bank’s target earnings spread applicable at the time of each transaction. The March 17, 2004 Wells Fargo advance that was conducted at a basis point lower than the target spread was put to and repaid by Wells Fargo on June 21, 2004. Wells Fargo received a benefit of approximately $13,500 as a result of this transaction.

     Mortgage Loans – Wells Fargo Bank N.A., through its predecessor bank, Norwest Bank, N.A. (Norwest), was a member in 1999 when the Bank began participating in the MPF program. Norwest’s affiliate, Superior, became a PFI at the outset of the MPF program. The Bank did not purchase mortgage loans from Superior during 2005. The Bank’s purchases of mortgage loans were concentrated with Superior in 2004 and 2003. Loans purchased from Superior were $1,265,667,000 and $13,204,800,000 for the years ended December 31, 2004, and 2003. These purchases represented 68 and 95 percent of the total mortgage loan purchases and originations. At December 31, 2005 and 2004, 88 percent and 91 percent, respectively, of the Bank’s loans outstanding were from Superior.
     One of the conditions imposed on the Bank by the Finance Board at the time it approved the Bank’s participation in the MPF program was that the Bank use the pricing methodology established by the FHLBank of Chicago. The Bank did not do this in all cases involving loan purchases from Superior.
     As a result of negotiated transactions between the Bank and Superior, at times we paid Superior higher prices on mortgages that we purchased from Superior compared with the prices paid on mortgages purchased from other members. No payments above posted prices were paid in 2005. The Bank paid Superior higher than posted prices totaling $1,637,000 on $841,347,000 of purchases in 2004 and $9,495,000 on $7,311,791,000 of purchases in 2003.
     The original terms of the MPF program contemplated that PFIs would be compensated for certain risks of loss the members retained (beyond those losses absorbed by PMI) through the payment of a base credit enhancement fee. In or about February 2000, we began to require our PFIs to purchase additional stock to support our ability to purchase mortgage loans from our members on an ongoing basis. This purchase requirement with respect to Superior was reflected in letter agreements dated April 12, 2000, March 27, 2001, and November 8, 2001. Such stock purchase requirement later was included in our capital plan. Superior agreed to purchase additional stock at the time we imposed our purchase requirement. In connection therewith, we agreed with Superior that we would pay Superior an additional credit enhancement fee. In view of the agreement between the Bank and Superior, we decided to pay all other PFIs the same additional credit enhancement fee.
     Commencing on or about April 26, 2000, we decided to pay an additional credit enhancement fee of 0.0375 percent. This additional credit enhancement fee was paid to all PFIs until we entered into a Master Commitment with Superior on October 23, 2001, pursuant to which the Bank agreed to pay an additional credit enhancement fee of 0.0386 percent to Superior, 0.0011 percent more than other members were receiving. Three subsequent Master Commitments executed with Superior on November 1, 2001, February 4, 2002, and May 21, 2002 each provided for an additional credit enhancement fee of 0.0386 percent to be paid to Superior. Eight additional subsequent Master Commitments executed with Superior on January 14, 2003, January 30, 2003, April 28, 2003, August 22, 2003, August 22, 2003, January 20, 2004, January 23, 2004, and January 23, 2004, each provided for an additional credit enhancement fee of 0.0375 percent, the same additional credit enhancement fee as all other participating members were receiving. As a result of the higher additional credit enhancement fee paid to Superior, as of

February 28, 2006, Superior had received approximately $105,000 more in additional credit enhancement fees than it otherwise would have.
     Other – In 2001, the Bank paid the City of Des Moines $450,000 to purchase, at below fair market value, a parcel of property in downtown Des Moines conditioned on the Bank’s agreement to construct its new headquarters on the property. In 2004, with permission from the City of Des Moines, the Bank sold the property to a Wells Fargo affiliate for $1.42 million. This price was supported by a summary limited appraisal. The Wells Fargo affiliate subsequently has begun construction of an office building on the property. Concurrently with the sale, the Bank executed a 20-year lease with the Wells Fargo affiliate to acquire space in the new building for the Bank’s headquarters. Construction of the new building began in mid-2004, and the bank expects its new headquarters to be ready for occupancy by no later than February 2007. The Bank has agreed to an annualized cost of $20.00 per square foot for the first 10 years and $22.00 per square foot in years 11 through 20. The Bank expects to lease approximately 40,000 square feet. A third party representative was retained by the Bank to negotiate the lease on its behalf.
Note 23—Activities With Other FHLBanks
     The Bank invested in other FHLBank consolidated obligations, for which the other FHLBanks are the primary obligor, for liquidity purposes. These investments in other FHLBank consolidated obligations were purchased in the secondary market from third parties and were accounted for as available-for-sale securities.
     The Bank sold all of its investments in other FHLBank consolidated obligations in December 2005 and recorded a gain of $484,000 on the sale of these investments.
     The following table shows investments in other FHLBank consolidated obligations at December 31, 2004 (dollars in thousands).

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
Other FHLBank	Cost	Gains	Losses	Fair Value
San Francisco	$97,153	$—	$958	$96,195
Indianapolis	48,755	897	—	49,652

Total	$145,908	$897	$958	$145,847

     The Bank recorded interest income from these investments in other FHLBank consolidated obligations. Interest income amounted to $3,819,000, $3,965,000, and $1,069,000 for the years ended December 31, 2005, 2004, and 2003 from the FHLBank of San Francisco. Interest income amounted to $2,015,000, $1,242,000, and $0 for the years ended December 31, 2005, 2004, and 2003 from the FHLBank of Indianapolis.

     The Bank purchased MPF shared funding certificates from the FHLBank of Chicago (see Notes 1 and 8).
     The FHLBank of Chicago participates in portions of mortgage loans purchased by the Bank from its participating members. The following table shows the participations for the years ended December 31, 2005, 2004, and 2003 (dollars in thousands):

	2005	2004	2003
Des Moines purchases	$466,137	$1,848,633	$13,954,370
Chicago participations	4,607	72,239	3,596,370

Total	$470,744	$1,920,872	$17,550,740

Total Chicago participations as a percent of the total	1.0%	3.8%	20.5%

     In addition, the Bank recorded service fee expense as an offset to other income due to its relationship with the FHLBank of Chicago in the MPF program. The Bank recorded $388,000 and $161,000 in service fee expense to the FHLBank of Chicago for the year ended December 31, 2005 and 2004 which was recorded as a reduction of other income. The Bank did not incur this expense during 2003. Through the end of 2003, in lieu of paying service fees for transaction processing services performed by the FHLBank of Chicago, the FHLBank of Chicago participated in portions of mortgage loans.
     The Bank made program contributions to the FHLBank of Chicago to participate in the MPF program of $1,000,000 in 1999 and $500,000 in 2000. The FHLBank of Chicago pays the Bank a monthly participation fee based on the aggregate amount of outstanding loans purchased under the MPF program. The Bank recorded other income of $300,000 for each of the years ended December 31, 2005, 2004, and 2003. The FHLBank of Chicago is required to pay the Bank this monthly participation fee until the tenth anniversary of the day the agreement between the Bank and the FHLBank of Chicago is terminated. Either party may terminate the agreement with ninety days written notice to the other party.
     The Bank may sell or purchase unsecured overnight and term Federal funds at market rates to or from other FHLBanks.

     The following table shows loan activity to other FHLBanks at December 31, 2004 and 2003 (dollars in thousands). All these loans were overnight loans. The Bank did not make any loans to other FHLBanks during 2005.

			Principal
	Beginning		Payment	Ending
Other FHLBank	Balance	Advance	Received	Balance
2004
New York	$—	$(195,000)	$195,000	$—
Pittsburgh	—	(605,000)	605,000	—
Topeka	—	(80,000)	80,000	—

Total	$—	$(880,000)	$880,000	$—

2003
Boston	$—	$(305,000)	$305,000	$—
Cincinnati	—	(70,000)	70,000	—
New York	—	(130,000)	130,000	—
Pittsburgh	—	(7,043,000)	7,043,000	—

Total	$—	$(7,548,000)	$7,548,000	$—

     The following table shows loan activity from other FHLBanks at December 31, 2005, 2004, and 2003 (dollars in thousands):

	Beginning		Principal	Ending
Other FHLBank	Balance	Borrowings	Payment	Balance
2005
Chicago	$—	$25,000	$(25,000)	$—
Cincinnati	—	593,000	(593,000)	—
Indianapolis	—	15,000	(15,000)	—
San Francisco	—	535,000	(535,000)	—

Total	$—	$1,168,000	$(1,168,000)	$—

2004
Atlanta	$—	$45,000	$(45,000)	$—
Cincinnati	—	205,000	(205,000)	—
San Francisco	—	60,000	(60,000)	—

Total	$—	$310,000	$(310,000)	$—

2003
Atlanta	$—	$100,000	$(100,000)	$—
New York	50,000	—	(50,000)	—
Seattle	—	35,000	(35,000)	—
Topeka	—	125,000	(125,000)	—

Total	$50,000	$260,000	$(310,000)	$—

     The Office of Finance may also coordinate transfers of FHLBank debt amongst other FHLBanks. The Bank may, from time to time, assume the outstanding primary liability of another FHLBank rather than issue new debt for which the Bank is the primary obligor. If an FHLBank has acquired excess funding, that FHLBank may offer their debt to the other 11 FHLBanks at the current market rate of interest consistent with what may be expected in the auction process. The Bank may choose to assume the outstanding primary liability of another FHLBank as it would have a known price compared with issuing debt through the auction process where actual pricing is unknown prior to issuance. The Bank did not assume the outstanding primary liability of another FHLBank during the year ended December 31, 2005. During the year ended December 31, 2004, the par amount of the liability on such consolidated obligations transferred to the Bank totaled $500,000,000. There were no net discounts associated with these transactions in 2004. The Bank accounts for these transfers in the same manner as it accounts for new debt issuances.

Note 24—Other Expense
     The following table shows the major components of other expense for the years ended December 31, 2005, 2004, and 2003 (dollars in thousands).

	2005	2004	2003
Salaries and employee benefits	$20,259	$17,310	$14,699
Occupancy cost	726	763	886
Other operating expenses	15,266	10,745	8,041

Total operating expenses	36,251	28,818	23,626

Finance Board	1,733	1,331	1,155
Office of Finance	1,021	972	993

Total other expense	$39,005	$31,121	$25,774

FEDERAL HOME LOAN BANK OF DES MOINES
STATEMENTS OF CONDITION
(In thousands, except shares)
(Unaudited)

	March 31,	December 31,
	2006	2005
ASSETS
Cash and due from banks	$35,788	$42,366
Interest-bearing deposits	578,282	700,025
Securities purchased under agreements to resell	305,000	305,000
Federal funds sold	2,675,000	2,985,000
Investments
Trading securities	8,058	8,693
Available-for-sale securities include $222,709 pledged as collateral at December 31, 2005 that may be repledged	—	250,235
Held-to-maturity securities include $521,717 and $297,314 pledged as collateral at March 31, 2006 and December 31, 2005 that may be repledged (estimated fair value of $5,728,563 and $5,961,810 at March 31, 2006 and December 31, 2005	5,779,911	5,978,367
Advances (Note 3)	22,024,028	22,283,315
Mortgage loans held for portfolio, net of allowance for credit losses on mortgage loans of $763 at March 31, 2006 and December 31, 2005 (Note 6)	12,713,000	13,018,030
Accrued interest receivable	101,879	99,732
Premises and equipment, net	2,055	1,734
Derivative assets (Note 11)	25,862	18,440
Other assets	29,224	31,542

Total assets	$44,278,087	$45,722,479

LIABILITIES AND CAPITAL
LIABILITIES
Deposits
Interest-bearing	$784,495	$827,068
Noninterest bearing demand	24,949	37,640

Total deposits	809,444	864,708

Securities sold under agreements to repurchase	500,000	500,000

Consolidated obligations, net (Note 7)
Discount notes	4,761,451	4,066,732
Bonds	35,119,871	37,129,784

Total consolidated obligations, net	39,881,322	41,196,516

Mandatorily redeemable capital stock	83,605	85,084
Accrued interest payable	298,250	315,657
Affordable Housing Program (Note 4)	46,508	46,654
Payable to REFCORP (Note 5)	47,716	50,944
Derivative liabilities (Note 11)	335,344	379,524
Other liabilities	22,579	22,924

Total liabilities	42,024,768	43,462,011

Commitments and contingencies (Note 12)

CAPITAL (Note 8)
Capital stock — Class B putable ($100 par value) issued and outstanding 19,178,569 and 19,320,536 shares at March 31, 2006 and December 31, 2005	1,917,857	1,932,054
Retained earnings	336,231	329,241
Accumulated other comprehensive loss
Net unrealized loss on available-for-sale securities	—	(58)
Other	(769)	(769)

Total capital	2,253,319	2,260,468

Total liabilities and capital	$44,278,087	$45,722,479

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF DES MOINES
STATEMENTS OF INCOME
(In thousands)
(Unaudited)

	Quarter Ended March 31,
	2006	2005
INTEREST INCOME
Advances	$252,951	$197,711
Advance prepayment fees, net	13	11
Interest-bearing deposits	7,770	1,045
Securities purchased under agreements to resell	3,415	1,902
Federal funds sold	36,147	8,181
Investments
Trading securities	91	170
Available-for-sale securities	1,344	4,138
Held-to-maturity securities	71,533	42,922
Mortgage loans held for portfolio	159,196	182,401

Total interest income	532,460	438,481

INTEREST EXPENSE
Consolidated obligations
Discount notes	50,054	29,837
Bonds	429,416	300,688
Deposits	8,438	4,900
Borrowings from other FHLBanks	59	3
Securities sold under agreements to repurchase	6,362	3,896
Mandatorily redeemable capital stock	635	506

Total interest expense	494,964	339,830

NET INTEREST INCOME	37,496	98,651
Provision for credit losses on mortgage loans (Note 6)	—	—

NET INTEREST INCOME AFTER MORTGAGE LOAN CREDIT LOSS PROVISION	37,496	98,651

OTHER INCOME
Service fees	618	592
Net gain (loss) on trading securities	(31)	75
Net realized (loss) on held-to-maturity securities	—	(7)
Net gain on derivatives and hedging activities (Note 11)	1,469	111,896
Other, net	522	591

Total other income	2,578	113,147

OTHER EXPENSE
Operating	10,318	8,460
Finance Board	442	502
Office of Finance	294	279

Total other expense	11,054	9,241

INCOME BEFORE ASSESSMENTS	29,020	202,557

Affordable Housing Program	2,434	16,587
REFCORP	5,317	37,194

Total assessments	7,751	53,781

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	21,269	148,776

Cumulative effect of change in accounting principle (Note 2)	—	6,444

NET INCOME	$21,269	$155,220

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF DES MOINES
STATEMENT OF CHANGES IN CAPITAL
(In thousands)
(Unaudited)

				Accumulated
	Capital Stock			Other
	Class B (putable)		Retained	Comprehensive	Total
	Shares	Par Value	Earnings	Income (Loss)	Capital
BALANCE DECEMBER 31, 2005	19,321	$1,932,054	$329,241	$(827)	$2,260,468

Proceeds from issuance of capital stock	1,588	158,776	—	—	158,776

Repurchase/redemption of capital stock	(1,732)	(173,173)	—	—	(173,173)

Net shares reclassified from mandatorily redeemable capital stock	2	200	—	—	200

Comprehensive income

Net income	—	—	21,269	—	21,269

Other comprehensive income

Net unrealized gain on available-for-sale securities	—	—	—	58	58

Total comprehensive income	—	—	21,269	58	21,327

Cash dividends on capital stock (3.00% annualized)	—	—	(14,279)	—	(14,279)

BALANCE MARCH 31, 2006	19,179	$1,917,857	$336,231	$(769)	$2,253,319

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF DES MOINES
STATEMENT OF CHANGES IN CAPITAL
(In thousands)
(Unaudited)

				Accumulated
	Capital Stock			Other
	Class B (putable)		Retained	Comprehensive	Total
	Shares	Par Value	Earnings	Income (Loss)	Capital
BALANCE DECEMBER 31, 2004	22,317	$2,231,674	$162,783	$(594)	$2,393,863

Proceeds from issuance of capital stock	2,704	270,412	—	—	270,412

Repurchase/redemption of capital stock	(2,664)	(266,421)	—	—	(266,421)

Net shares reclassified to mandatorily redeemable capital stock	(8)	(751)	—	—	(751)

Comprehensive income

Net income	—	—	155,220	—	155,220

Other comprehensive income

Net unrealized gain on available-for-sale securities	—	—	—	4,256	4,256

Total comprehensive income	—	—	155,220	4,256	159,476

Cash dividends on capital stock (3.30% annualized)	—	—	(18,258)	—	(18,258)

BALANCE MARCH 31, 2005	22,349	$2,234,914	$299,745	$3,662	$2,538,321

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF DES MOINES
STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Quarter Ended March 31,
	2006	2005
OPERATING ACTIVITIES
Net income	$21,269	$155,220
Cumulative effect of change in accounting principle	—	(6,444)

Income before cumulative effect of change in accounting principle	21,269	148,776

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization
Net premiums, discounts, and basis adjustments on investments advances, mortgage loans, and consolidated obligations	16,338	1,675
Concessions on consolidated obligation bonds	1,647	(3,001)
Premises and equipment	103	101
Other	—	(118)
Net realized loss from sale of held-to-maturity securities	—	7
Net change in fair value adjustment on derivatives and hedging activities	(1,804)	(177,629)
Net realized loss on disposal of premises and equipment	9	6
Net change in:
Trading securities	635	3,550
Accrued interest receivable	(2,147)	(4,775)
Accrued interest on derivatives	9,662	7,757
Other assets	919	(1,167)
Accrued interest payable	(17,407)	1,497
Affordable Housing Program (AHP) liability and discount on AHP advances	(154)	15,769
Payable to REFCORP	(3,228)	32,296
Other liabilities	(346)	(1,303)

Total adjustments	4,227	(125,335)

Net cash provided by operating activities	25,496	23,441

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF DES MOINES
STATEMENTS OF CASH FLOWS (continued from previous page)
(In thousands)
(Unaudited)

	Quarter Ended March 31,
	2006	2005
INVESTING ACTIVITIES
Net change in:
Interest-bearing deposits	121,743	60,159
Federal funds sold	310,000	(765,000)
Short-term held-to-maturity securities	427,303	553,481
Available-for-sale securities:
Proceeds from maturities	250,000	—
Held-to-maturity securities:
Proceeds from sales	—	5,169
Proceeds from maturities	270,617	166,427
Purchases	(500,000)	—
Advances to members:
Principal collected	19,812,926	25,942,849
Originated	(19,661,519)	(25,863,853)
Mortgage loans held for portfolio:
Principal collected	390,199	582,859
Originated or purchased	(86,860)	(111,048)
Additions to premises and equipment	(475)	(187)
Proceeds from sale of premises and equipment	42	3

Net cash provided by investing activities	1,333,976	570,859

FINANCING ACTIVITIES
Net change in deposits	(55,264)	190,668
Net proceeds from issuance of consolidated obligations
Discount notes	166,627,225	104,964,698
Bonds	469,933	2,978,148
Payments for maturing and retiring consolidated obligations
Discount notes	(165,935,209)	(105,431,295)
Bonds	(2,442,780)	(3,298,500)
Proceeds from issuance of capital stock	158,776	270,412
Payments for repurchase/redemption of mandatorily redeemable capital stock	(1,279)	(2,459)
Payments for repurchase/redemption of capital stock	(173,173)	(266,421)
Cash dividends paid	(14,279)	(18,258)

Net cash used in financing activities	(1,366,050)	(613,007)

Net decrease in cash and due from banks	(6,578)	(18,707)
Cash and due from banks at beginning of the period	42,366	43,026

Cash and due from banks at end of the period	$35,788	$24,319

Supplemental disclosures
Cash paid during the period for
Interest	$486,863	$328,165
AHP	2,580	1,526
REFCORP	8,545	6,509
The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF DES MOINES
CONDENSED NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
Note 1—Basis of Presentation
     The accompanying unaudited financial statements of the Federal Home Loan Bank of Des Moines (the Bank) for the three months ended March 31, 2006 have been prepared in accordance with accounting principles generally accepted in the United States (U.S.) of America (GAAP) for interim financial information. Accordingly, they do not include all of the information required by GAAP and should be read in conjunction with the audited financial statements for the year ended December 31, 2005, which are contained in the Bank’s Form 10 filed with the Securities and Exchange Commission (SEC). In the opinion of management, the unaudited financial information is complete and reflects all adjustments, consisting of normal recurring adjustments, for a fair statement of results for the interim periods.
     Descriptions of the significant accounting policies of the Bank are included in Note 1 (Summary of Significant Accounting Policies) to the Bank’s 2005 audited financial statements in the Form 10.
     Reclassifications. Certain amounts in the 2005 first quarter financial statements have been reclassified to conform to the first quarter 2006 presentation.
     The results of operations for the interim periods are not necessarily indicative of results to be expected for the year ended December 31, 2006.
Note 2—Change in Accounting Principle
     Change in Accounting Principle for Amortization and Accretion of Premiums, Discounts, and Other Nonrefundable Fees and Costs. Effective January 1, 2005, the Bank changed its method of amortizing and accreting premiums, discounts, and other nonrefundable fees on mortgage loans and mortgage-backed securities. In accordance with SFAS 91, the Bank now amortizes and accretes these items to interest income using the interest method over the contractual life of the assets (contractual method).
     The Bank historically computed the amortization and accretion of premiums, discounts, and other nonrefundable fees using the retrospective method; that is, using the interest method over the estimated lives of the assets. This method required a retrospective adjustment of the effective yield each time the Bank changed the estimated life of the assets. Actual prepayment experience and estimates of future principal repayments were used in calculating the estimated lives. The retrospective method was intended to adjust prior reported amounts as if the new estimate had been known since the original acquisition date of the assets.

     The Bank changed to the contractual method, which uses the cash flows provided by the underlying assets to apply the interest method. While both methods are acceptable under GAAP, the Bank believes the contractual method is preferable to the retrospective method because under the contractual method, the income effects of premiums, discounts, and other nonrefundable fees are recognized in a manner that is reflective of the actual behavior of the underlying assets during the period in which the behavior occurs while also reflecting the contractual terms of the assets without regard to changes in estimated prepayments based on assumptions about future borrower behavior.
     As a result of implementing this change, the Bank recorded a $6,444,000 cumulative effect of a change in accounting principle in the statement of income for the three months ended March 31, 2005. The following table shows the impact of this adjustment by asset type.

Cumulative effect of a change in accounting principle
Mortgage-backed securities	$(626)
Mortgage loans	9,397

Increase to income before assessments	8,771
AHP and REFCORP assessments	(2,327)

Increase in net income due to cumulative effect of change in accounting principle	$6,444

Note 3—Advances
     Redemption Terms. The following table shows the Bank’s advances outstanding at March  31, 2006 and December 31, 2005 (dollars in thousands):

	March 31, 2006		December 31, 2005
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate %	Amount	Rate %
Overdrawn demand deposit accounts	$727	—	$95	—
Due in one year or less	6,109,589	4.36	6,041,823	4.05
Due after one year through two years	2,748,565	4.33	2,338,819	3.86
Due after two years through three years	2,940,949	4.73	3,636,656	4.74
Due after three years through four years	1,624,625	5.14	1,547,071	4.82
Due after four years through five years	2,467,614	5.12	1,993,210	5.33
Thereafter	6,186,059	4.69	6,671,861	4.56

Total par value	22,078,128	4.64	22,229,535	4.47

Commitment fees	(4)		(5)
Discounts on AHP advances	(146)		(154)
Premiums on advances	621		659
Discounts on advances	(164)		(181)
Hedging fair value adjustments
Cumulative fair value (loss) gain	(63,639)		43,890
Basis adjustments from terminated hedges	9,232		9,571

Total	$22,024,028		$22,283,315

     The Bank offers members advances that may be prepaid on pertinent dates (call dates) without incurring prepayment or termination fees (callable advances). Other advances may be prepaid only by paying a fee to the Bank (prepayment fee) that makes the Bank financially indifferent to the prepayment of the advance. At March 31, 2006 and December 31, 2005, the Bank had callable advances of $386,065,000 and $413,941,000.

     The following table shows advances at March 31, 2006 and December 31, 2005 by year of maturity or next call date for callable advances (dollars in thousands):

	March 31,	December 31,
Year of Maturity or Next Call Date	2006	2005
Overdrawn demand deposit accounts	$727	$95
Due in one year or less	6,197,855	6,153,652
Due after one year through two years	2,859,472	2,429,934
Due after two years through three years	3,030,322	3,738,629
Due after three years through four years	1,688,450	1,594,938
Due after four years through five years	2,501,308	2,054,367
Thereafter	5,799,994	6,257,920

Total par value	$22,078,128	$22,229,535

     The Bank also offers putable advances. With a putable advance, the Bank effectively purchases a put option from the borrower that allows the Bank to terminate the advance on pertinent dates (put dates). Terminations normally occur when interest rates increase. Should an advance be terminated, the Bank will offer to provide replacement funding based on the Bank’s available advance products subject to the Bank’s normal credit and collateral requirements. At March 31, 2006 and December 31, 2005, the Bank had putable advances outstanding totaling $5,903,650,000 and $5,769,950,000.
     The following table shows advances at March 31, 2006 and December 31, 2005 by year of maturity or next put date for putable advances (dollars in thousands):

	March 31,	December 31,
Year of Maturity or Next Put Date	2006	2005
Overdrawn demand deposit accounts	$727	$95
Due in one year or less	11,621,239	11,371,273
Due after one year through two years	2,321,365	2,581,319
Due after two years through three years	1,383,749	1,699,056
Due after three years through four years	860,825	918,871
Due after four years through five years	1,012,264	824,760
Thereafter	4,877,959	4,834,161

Total par value	$22,078,128	$22,229,535

     Interest Rate Payment Terms. The following table details additional interest rate payment terms for advances at March 31, 2006 and December 31, 2005 (dollars in thousands):

	March 31,	December 31,
	2006	2005
Par amount of advances
Fixed rate	$17,911,798	$18,073,684
Variable rate	4,166,330	4,155,851

Total	$22,078,128	$22,229,535

     Credit Risk. While the Bank has never experienced a credit loss on an advance to a borrower, the expansion of collateral for CFIs provides the potential for additional credit risk. The Bank’s potential credit risk from advances is concentrated in commercial banks and insurance companies. Bank management has policies and practices in place to manage this credit risk. Based on these policies, the Bank has not provided any allowances for losses on advances.
Note 4—Affordable Housing Program
     The Bank’s AHP liability was as follows for the three months ended March 31, 2006 and 2005 (dollars in thousands):

	Three months ended March 31,
	2006	2005
Balance, beginning of period	$46,654	$29,471

Assessments	2,434	17,303
Disbursements	(2,580)	(1,526)

Balance, end of period	$46,508	$45,248

     Assessments for the three months ended March 31, 2005 in the above table include amounts recorded in the cumulative effect of change in accounting principle.

Note 5—Resolution Funding Corporation
     The 12 Federal Home Loan Banks (FHLBanks’) aggregate payments through the first quarter of 2006 have exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the first quarter of 2017. The following table presents information on the status of the FHLBanks’ REFCORP payments through the March 31, 2006 (dollars in thousands):

		Interest Rate
		Used to	Present
	Amount of	Discount the	Value of the
	Benchmark	Future	Benchmark
	Payment	Benchmark	Payment
Payment Due Date	Defeased	Payment	Defeased
October 15, 2017	$30,302	5.22%	$16,686
July 15, 2017	75,000	5.18%	42,046
April 15, 2017	75,000	5.18%	42,599
January 15, 2017	24,002	5.18%	13,799

Total	$204,304		$115,130

Note 6—Mortgage Loans Held for Portfolio
     The Mortgage Partnership Finance (register mark) (MPF (register mark)) program (Mortgage Partnership Finance and MPF are registered trademarks of the Federal Home Loan Bank of Chicago) involves investment by the Bank in mortgage loans that are held-for-portfolio which are either funded by the Bank through, or purchased from, participating members. The Bank’s members originate, service, and credit enhance home mortgage loans that are then sold to the Bank. Members participating in the servicing release program do not service the loans owned by the Bank. The servicing on these loans is sold concurrently by the member to a designated mortgage service provider.

     Mortgage loans with a contractual maturity of 15 years or less are classified as medium term, and all other mortgage loans are classified as long term. The following table presents information at March 31, 2006 and December 31, 2005 on mortgage loans held for portfolio (dollars in thousands):

	March 31,	December 31,
	2006	2005
Real Estate:
Fixed medium-term single family mortgages	$3,255,984	$3,354,060
Fixed long-term single family mortgages	9,438,784	9,644,030

Total par value	12,694,768	12,998,090

Premiums	128,199	133,496
Discounts	(120,337)	(124,417)
Basis adjustments from mortgage loan commitments	11,133	11,624
Allowance for credit losses	(763)	(763)

Total mortgage loans held for portfolio	$12,713,000	$13,018,030

     The par value of mortgage loans held for portfolio outstanding at March 31, 2006 and December 31, 2005 consisted of government-insured loans totaling $589,452,000 and $623,352,000 and conventional loans totaling $12,105,316,000 and $12,374,738,000, respectively.
     The allowance for credit losses was as follows for the three months ended March 31, 2006 and 2005 (dollars in thousands):

	Three months ended March 31,
	2006	2005
Balance, beginning of period	$763	$760

Charge-offs	—	—
Recoveries	—	3

Net recoveries	—	3

Provision for credit losses	—	—

Balance, end of period	$763	$763

     At March 31, 2006 and December 31, 2005, the Bank had $34,212,000 and $33,027,000 of nonaccrual loans. Interest income that was contractually owed to the Bank but not received on nonaccrual loans was $474,000 and $344,000 for the three months ended March 31, 2006 and 2005. At March 31, 2006 and December 31, 2005, the Bank’s other assets included $5,860,000 and $6,162,000 of real estate owned.
     Mortgage loans other than those included in large groups of smaller balance homogeneous loans are considered impaired when, based on current information and events, it is probable the Bank will be unable to collect all principal and interest amounts due under the contractual terms of the mortgage loan agreement. At March 31, 2006 and December 31, 2005, the Bank had no recorded investments in impaired mortgage loans.
     The Bank records credit enhancement fees as a reduction to mortgage loan interest income. Credit enhancement fees totaled $6,001,000 and $7,126,000 for the three months ended March 31, 2006 and 2005.
Note 7—Consolidated Obligations
     Consolidated obligations are the joint and several obligations of the FHLBanks and consist of consolidated bonds and discount notes. The FHLBanks issue consolidated obligations through the Office of Finance as their agent. Consolidated bonds are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated discount notes are issued primarily to raise short-term funds of less than one year. These notes sell at less than their face amount and are redeemed at par value when they mature.
     In connection with each debt issuance, each FHLBank specifies the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each FHLBank. In addition, the Bank separately tracks and records as a liability its specific portion of consolidated obligations and is the primary obligor for its specific portion of consolidated obligations issued. The Finance Board and the U.S. Secretary of the Treasury have oversight over the issuance of the FHLBank debt through the Office of Finance.
     Although the Bank is primarily liable for its portion of consolidated obligations (i.e. those issued on its behalf), the Bank is also jointly and severally liable with the other 11 FHLBanks for the payment of principal and interest on all consolidated obligations of each of the FHLBanks. The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligation whether or not the consolidated obligation represents a primary liability of such FHLBank. Although it has never occurred, to the extent that an FHLBank makes any payment on a consolidated obligation on behalf of another FHLBank that is primarily liable for such consolidated obligation, Finance Board regulations provide that the paying FHLBank is entitled to reimbursement from the noncomplying FHLBank for any payments made on its behalf and other associated costs (including interest to be determined by the Finance Board). If, however, the Finance Board determines that the noncomplying FHLBank is unable to satisfy its repayment obligations, the Finance Board may allocate the outstanding liabilities of the noncomplying FHLBank among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding. The Finance Board reserves the right to allocate the outstanding liabilities for the consolidated obligations between the FHLBanks in any other manner it may determine to ensure that the FHLBanks operate in a safe and sound manner.
     The par amounts of the FHLBanks’ outstanding consolidated obligations, including consolidated obligations held by other FHLBanks, were approximately $935.8 billion and $937.4 billion at March 31, 2006 and December 31, 2005.
     Redemption Terms. The following table shows the Bank’s participation in consolidated bonds outstanding at March 31, 2006 and December 31, 2005 by year of contractual maturity (dollars in thousands):

	March 31, 2006		December 31, 2005
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate %	Amount	Rate %
Due in one year or less	$9,309,400	2.82	$9,614,600	2.68
Due after one year through two years	5,563,100	3.66	5,961,100	3.35
Due after two years through three years	3,824,100	3.98	4,905,000	3.92
Due after three years through four years	3,630,300	4.23	3,222,600	4.26
Due after four years through five years	1,817,800	4.94	2,253,700	4.80
Thereafter	8,257,100	5.01	8,317,300	4.99
Index amortizing notes	3,278,402	5.13	3,378,682	5.13

Total par value	35,680,202	4.05	37,652,982	3.94

Premiums	27,705		31,429
Discounts	(20,811)		(22,382)
Hedging fair value adjustments
Cumulative fair value gain	(403,400)		(350,081)
Basis adjustments from terminated hedges	(163,825)		(182,164)

Total	$35,119,871		$37,129,784

     Consolidated bonds outstanding at March 31, 2006 and December 31, 2005, included callable bonds totaling $13,342,600,000 and $14,272,600,000. The Bank uses fixed rate callable bonds to finance callable advances, mortgage-backed securities, and mortgage loans. The Bank may also enter into an interest rate swap (in which the Bank pays variable and receives fixed) with a call feature that mirrors the option embedded in the debt (a sold callable swap). The bond-swap combination provides the Bank with attractively priced variable rate liabilities to fund its assets.

     The following table shows the Bank’s total consolidated bonds outstanding at March 31, 2006 and December 31, 2005 (dollars in thousands):

	March 31,	December 31,
	2006	2005
Par amount of consolidated bonds
Noncallable or nonputable	$22,337,602	$23,380,382
Callable	13,342,600	14,272,600

Total par value	$35,680,202	$37,652,982

     The following table shows the Bank’s total consolidated bonds outstanding by year of maturity or next call date at March 31, 2006 and December 31, 2005 (dollars in thousands):

	March 31,	December 31,
Year of Maturity or Next Call Date	2006	2005
Due in one year or less	$19,489,200	$20,967,200
Due after one year through two years	5,028,100	4,833,300
Due after two years through three years	1,765,100	2,396,000
Due after three years through four years	1,340,300	1,202,600
Due after four years through five years	695,800	906,700
Thereafter	4,083,300	3,968,500
Index amortizing notes	3,278,402	3,378,682

Total par value	$35,680,202	$37,652,982

     Interest Rate Payment Terms. The following table shows interest rate payment terms for the Bank’s total consolidated bonds at March 31, 2006 and December 31, 2005 (dollars in thousands):

	March 31,	December 31,
	2006	2005
Par amount of consolidated bonds:
Fixed rate	$34,769,402	$36,748,682
Simple variable rate	96,500	90,000
Variable rate with cap	100,000	100,000
Step-up	437,500	437,500
Range bonds	276,800	276,800

Total par value	$35,680,202	$37,652,982

     Consolidated Discount Notes. Consolidated discount notes are issued to raise short-term funds. Discount notes are consolidated obligations with original maturities up to 365/366 days. These notes are issued at less than their face amount and redeemed at par value when they mature.

     The Bank’s participation in consolidated discount notes, all of which are due within one year, was as follows at March 31, 2006 and December 31, 2005 (dollars in thousands):

	March 31, 2006		December 31, 2005
		Weighted		Weighted
		Average		Average
		Interest		Interest
	Amount	Rate %	Amount	Rate %
Par value	$4,770,514	4.57	$4,073,594	3.57
Discounts	(9,063)		(6,862)

Total	$4,761,451		$4,066,732

     The Act gives the Secretary of the Treasury discretion to purchase consolidated obligations of the FHLBanks aggregating not more than $4.0 billion under certain conditions. The terms, conditions, and interest rates are determined by the Secretary of the Treasury, who made no such purchases during the three months ended March 31, 2006 and 2005.
Note 8—Capital
     The Bank is subject to three capital requirements under its capital structure. First, the Bank must maintain at all times permanent capital in an amount at least equal to the sum of its credit risk capital requirement, its market risk capital requirement, and its operations risk capital requirement, calculated in accordance with Bank policy and rules and regulations of the Finance Board. Only permanent capital, defined as Class B stock and retained earnings, satisfies this risk based capital requirement. For reasons of safety and soundness, the Finance Board may require the Bank to maintain a greater amount of permanent capital than is required as defined by the risk based capital requirements but has not done so at this time. In addition, the Bank is required to maintain at least a four percent total capital-to-asset ratio and at least a five percent leverage ratio at all times. The leverage ratio is defined as the sum of permanent capital weighted 1.5 times and nonpermanent capital weighted 1.0 time divided by total assets. For reasons of safety and soundness, the Finance Board may require us to maintain a higher total capital-to-asset ratio. Mandatorily redeemable capital stock is considered capital for determining the Bank’s compliance with its regulatory requirements.

     The following table shows the Bank’s compliance with the Finance Board’s capital requirements at March 31, 2006 and December 31, 2005 (dollars in thousands):

	March 31, 2006		December 31, 2005
	Required	Actual	Required	Actual
Regulatory capital requirements:
Risk based capital	$552,472	$2,337,693	$520,327	$2,346,379
Total capital-to-asset ratio	4.00%	5.28%	4.00%	5.13%
Total regulatory capital	$1,771,123	$2,337,693	$1,828,899	$2,346,379
Leverage ratio	5.00%	7.92%	5.00%	7.70%
Leverage capital	$2,213,904	$3,506,540	$2,286,124	$3,519,566
     During the three months ended March 31, 2006, the Bank reclassified $200,000 of activity-based capital stock that was previously subject to mandatory redemption to capital. The reclassification occurred because the assets and liabilities of a former member were sold to a current member and therefore, the activity-based stock supports outstanding transactions with the Bank. The membership stock of the former member remains in mandatorily redeemable capital stock.
Note 9—Employee Retirement Plans
     The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (Pentegra Defined Benefit Plan), a tax-qualified defined benefit pension plan. The plan covers substantially all officers and employees of the Bank. Funding and administrative costs of the Pentegra Defined Benefit Plan charged to other operating expenses were $577,000 and $356,000 for the three months ended March 31, 2006 and 2005.
     The Bank also participates in the Pentegra Defined Contribution Plan for Financial Institutions, a tax-qualified defined contribution pension plan. The Bank’s contributions are equal to a percentage of participants’ compensation and a matching contribution equal to a percentage of voluntary employee contributions, subject to certain limitations. The Bank contributed $142,000 and $137,000 for the three months ended March 31, 2006 and 2005.
     In addition, the Bank offers the Benefit Equalization Plan (BEP). The BEP is a nonqualified retirement plan restoring benefits offered under the qualified plans which have been limited by laws governing such plans. There are no funded assets that have been designated to provide benefits under this plan.
     Defined contribution. The portion of the BEP that is defined contribution relates to our qualified defined contribution plan. The Bank contributed $17,000 and $16,000 for the three months ended March 31, 2006 and 2005 for this portion of the BEP.

     Defined benefit. The portion of the BEP that is defined benefit relates to our qualified defined benefit plan. Components of net periodic benefit cost for the Bank’s BEP for the three months ended March 31, 2006 and 2005 were as follows (dollars in thousands):

	Three Months Ended March 31,
	2006	2005
Service cost	$64	$57
Interest cost	67	64
Amortization of unrecognized prior service cost	19	19
Amortization of unrecognized net loss	31	35

Net periodic benefit cost	$181	$175

Note 10—Segment Information
     The Bank has identified two primary operating segments based on its method of internal reporting: Member Finance and Mortgage Finance. The products and services provided reflect the manner in which financial information is evaluated by management.
     The Member Finance segment includes products such as advances, investments, and their related funding. Income from the Member Finance segment is derived primarily from the difference, or spread, between the yield on advances and investments and the borrowing and hedging costs related to those assets.
     The Mortgage Finance segment includes mortgage loans acquired through the MPF program, mortgage-backed securities, and their related funding. Income from the Mortgage Finance segment is derived primarily from the difference, or spread, between the yield on mortgage loans and mortgage-backed securities and the borrowing and hedging costs related to those assets.
     Capital is allocated to the Mortgage Finance segment based on a percentage of the average balance of business segment assets; the remaining capital is then allocated to Member Finance.
     The Bank evaluates performance of the segments based on adjusted net interest income after mortgage loan credit loss provision and therefore does not allocate other income, other expenses, or assessments to the operating segments.

     The following shows the Bank’s financial performance by operating segment for the three months ended March 31, 2006 and 2005 (dollars in thousands):

	Member	Mortgage
	Finance	Finance	Total
Three Months Ended March 31, 2006
Adjusted net interest income	$28,173	$9,072	$37,245
Provision for credit losses on mortgage loans	—	—	—

Adjusted net interest income after mortgage loan credit loss provision	$28,173	$9,072	$37,245

Average assets for the period	$27,724,265	$17,644,199	$45,368,464
Total assets at period end	$26,421,525	$17,856,562	$44,278,087

Three Months Ended March 31, 2005
Adjusted net interest income	$28,792	$7,941	$36,733
Provision for credit losses on mortgage loans	—	—	—

Adjusted net interest income after mortgage loan credit loss provision	$28,792	$7,941	$36,733

Average assets for the period	$31,009,979	$18,527,191	$49,537,170
Total assets at period end	$30,132,989	$18,226,297	$48,359,286

     The Bank includes interest income and interest expense associated with economic hedges in its evaluation of financial performance for its two operating segments. Net interest income does not include these amounts in the statements of income for financial reporting purposes. Interest income and interest expense associated with economic hedges are recorded in other income in “Net gain (loss) on derivatives and hedging activities” on the statements of income. The following table reconciles the Bank’s financial performance by operating segment to the Bank’s total income before assessments for the three months ended March 31, 2006 and 2005 (dollars in thousands):

	Three Months Ended March 31,
	2006	2005
Adjusted net interest income after mortgage loan credit loss provision	$37,245	$36,733
Net interest expense on economic hedges	251	61,918

Net interest income after mortgage loan credit loss provision	37,496	98,651

Other income	2,578	113,147
Other expenses	11,054	9,241

Income before assessments	$29,020	$202,557

Note 11—Derivatives and Hedging Activities
     The Bank may enter into interest rate swaps, swaptions, interest rate cap and floor agreements, calls, puts, and futures and forward contracts (collectively, derivatives) to manage its exposure to changes in interest rates. The Bank may adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk management objectives. The Bank uses derivatives as either a fair value hedge or in asset-liability management (i.e., economic hedge). For example, the Bank uses derivatives in its overall interest rate risk management to adjust the interest rate sensitivity of consolidated obligations to approximate more closely the interest rate sensitivity of assets (advances, investments, and mortgage loans), and/or to adjust the interest rate sensitivity of advances, investments, or mortgage loans to approximate more closely the interest rate sensitivity of liabilities. The Bank also uses derivatives to manage embedded options in assets and liabilities, to hedge the market value of existing assets and liabilities and anticipated transactions, to hedge the duration risk of prepayable instruments, and to reduce funding costs.

     An economic hedge is defined as a derivative that hedges specific or nonspecific underlying assets, liabilities, or firm commitments that does not qualify or was not designated for hedge accounting, but is an acceptable hedging strategy under the Bank’s risk management program. These strategies also comply with Bank policy and Finance Board regulatory requirements. An economic hedge by definition introduces the potential for earnings variability caused by the change in fair value on the derivative that is recorded in the Bank’s income but not offset by a corresponding change in the value of the economically hedged asset, liability, or firm commitment.
     Consistent with Bank policy and Finance Board regulations, the Bank enters into derivatives only to reduce the market risk exposures inherent in otherwise unhedged assets and funding positions. Bank management uses derivatives in cost-efficient strategies and may enter into derivatives that do not necessarily qualify for hedge accounting (economic hedges). As a result, the Bank recognizes only the change in fair value of these derivatives and the related net interest income or expense in other income as net gain (loss) on derivatives and hedging activities with no offsetting fair value adjustments for the asset, liability, or firm commitment.
     The Bank recorded the following net gain on derivatives and hedging activities in other income for the three months ended March 31, 2006 and 2005 (dollars in thousands):

	Three Months Ended March 31,
	2006	2005
Net gains related to fair value hedge ineffectiveness	$1,054	$2,147
Net gains related to economic hedges and embedded derivatives	415	109,749

Net gain on derivatives and hedging activities	$1,469	$111,896

     The following table categorizes the notional amount and the estimated fair value of derivatives, excluding accrued interest, by derivative instrument and type of accounting treatment at March 31, 2006 and December 31, 2005 (dollars in thousands):

	March 31, 2006		December 31, 2005
		Estimated		Estimated
	Notional	Fair Value	Notional	Fair Value
Interest rate swaps
Fair value	$28,588,872	$(383,614)	$30,027,232	$(438,604)
Economic	1,523,031	(77)	930,935	(6,356)
Interest rate caps
Economic	100,000	—	100,000	1
Forward settlement agreements
Economic	28,500	74	36,500	(154)
Mortgage delivery commitments
Economic	30,328	(143)	36,077	89

Total notional and fair value	$30,270,731	$(383,760)	$31,130,744	$(445,024)

Total derivatives, excluding accrued interest		(383,760)		(445,024)
Accrued interest		74,278		83,940

Net derivative balance		$(309,482)		$(361,084)

Net derivative assets		25,862		18,440
Net derivative liabilities		(335,344)		(379,524)

Net derivative balance		$(309,482)		$(361,084)

     At March 31, 2006 and December 31, 2005, the Bank had one callable bond with a par amount of $15,000,000 that contains an embedded derivative that has been bifurcated from its host. The fair value of this embedded derivative is presented on a combined basis with the host contract and not included in the above table. The fair value of the embedded derivative was a liability of $592,000 and $310,000 at March 31, 2006 and December 31, 2005.
     Credit Risk
     The Bank is subject to credit risk due to the risk of nonperformance by counterparties to the derivative agreements. The degree of counterparty risk depends on the extent to which master netting arrangements are included in such contracts to mitigate the risk. The Bank manages counterparty credit risk through credit analysis, collateral requirements, and adherence to the requirements set forth in Bank policy and Finance Board regulations. Management does not anticipate any credit losses on its agreements.

     The contractual or notional amount of derivatives reflects the involvement of the Bank in the various classes of financial instruments. The notional amount of derivatives does not measure the credit risk exposure of the Bank, and the maximum credit exposure of the Bank is substantially less than the notional amount. The Bank requires collateral agreements on all derivatives that establish collateral delivery thresholds. The maximum credit risk is the estimated cost of replacing interest rate swaps, forward agreements, mandatory delivery contracts for mortgage loans (for contracts executed after June 30, 2003), and purchased caps and floors that have a net positive market value if the counterparty defaults and the related collateral, if any is of no value to the Bank. This collateral has not been sold or repledged.
     At March 31, 2006 and December 31, 2005, the Bank’s maximum credit risk, as defined previously, was $25,862,000 and $18,440,000. These totals include $15,362,000 and $8,962,000 of net accrued interest receivable. In determining maximum credit risk, the Bank considers accrued interest receivables and payables and the legal right to offset derivative assets and liabilities by counterparty. The Bank held no cash as collateral at March 31, 2006 and December 31, 2005.
     The Bank transacts most of its derivatives with large highly rated banks and major broker-dealers. Some of these banks and broker-dealers or their affiliates buy, sell, and distribute consolidated obligations.
Note 12—Commitments and Contingencies
     As described in Note 7, the 12 FHLBanks have joint and several liability for all the consolidated obligations issued on their behalves. Accordingly, should one or more of the FHLBanks be unable to repay its participation in the consolidated obligations, each of the other FHLBanks could be called upon by the Finance Board to repay all or part of such obligations, as determined or approved by the Finance Board. No FHLBank has had to assume or pay the consolidated obligation of another FHLBank.
     The Bank considered the guidance under FASB interpretation (FIN) 45, Guarantor’ s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and determined it was not necessary to recognize the fair value of the Bank’s joint and several liability for all the consolidated obligations. The joint and several obligations are mandated by Finance Board regulations and are not the result of arms-length transactions among the FHLBanks. The FHLBanks have no control over the amount of the guaranty or the determination of how each FHLBank would perform under the joint and several liability. Because the FHLBanks are subject to the authority of the Finance Board as it relates to decisions involving the allocation of the joint and several liability for the FHLBank’s consolidated obligations, the Bank’s joint and several obligation is excluded from the initial recognition and measurement provisions of FIN 45. Accordingly, the Bank has not recognized a liability for its joint and several obligations related to other FHLBanks’ consolidated obligations at March 31, 2006 and December 31, 2005. The par amounts of the FHLBanks’ outstanding consolidated obligations for which the Bank is jointly and severally liable were approximately $895.4 billion and $895.7 billion at March  31, 2006 and December 31, 2005.

     There were no commitments that legally bind and unconditionally obligate the Bank for additional advances at March 31, 2006 and December 31, 2005. Standby letters of credit are executed for members for a fee. A standby letter of credit is a short-term financing arrangement between the Bank and a member. If the Bank is required to make payment for a beneficiary’s draw, these amounts are converted into a collateralized advance to the member. Outstanding standby letters of credit were approximately $1,112,333,000 and $1,144,877,000 at March 31, 2006 and December 31, 2005 and had original terms of six days to five years with a final expiration in 2011. The value of the guarantees related to standby letters of credit are recorded in other liabilities and amount to $632,000 and $545,000 at March 31, 2006 and December 31, 2005. Based on management’s credit analyses and collateral requirements, the Bank does not deem it necessary to have any provision for credit losses on these commitments. Advance commitments are fully collateralized throughout the life of the agreements.
     Commitments that unconditionally obligate the Bank to fund/purchase mortgage loans from members in the MPF program totaled $30,425,000 and $37,690,000 at March 31, 2006 and December 31, 2005. Commitments are generally for periods not to exceed forty-five business days.
     For managing the inherent credit risk in the MPF program, participating members receive base and performance based credit enhancement fees from the Bank. When the Bank incurs losses for certain MPF products, it reduces available credit enhancement fee payments until the amount of the loss is recovered up to the limit of the first loss account (FLA). The FLA is an indicator of the potential losses for which the Bank is liable (before the member’s credit enhancement is used to cover losses). The FLA amounted to $91,990,000 and $91,353,000 at March 31, 2006 and December 31, 2005.
     The Bank generally executes derivatives with large highly rated banks and broker-dealers and enters into bilateral collateral agreements. The Bank had cash pledged as collateral to broker-dealers of $68,200,000 and $64,900,000 at March 31, 2006 and December 31, 2005 for derivatives. Cash pledged as collateral is classified as interest-bearing deposits in the statements of condition.
     The Bank has executed a lease for 20 years with an affiliate of Wells Fargo. A third party representative negotiated the transaction on behalf of the Bank. Construction of the new building began in mid 2004, and the Bank expects its new headquarters to be ready for occupancy by no later than February 2007. The Bank has agreed to an annualized cost of $20.00 per square foot for the first 10 years and $22.00 per square foot in years 11 through 20. The Bank expects to lease approximately 40,000 square feet. The Bank has incurred capital expenditures of approximately $800,000 through March 31, 2006 and expects additional capital expenditures of approximately $5,200,000 in the remainder of 2006 for leasehold improvements and the purchase of furniture and equipment.

     The Bank charged to operating expenses net rental costs of approximately $260,000 and $269,000 for the three months ended March 31, 2006 and 2005. Future minimum rentals for premises and equipment at March 31, 2006 were as follows (dollars in thousands):

Year	Amount
Due in one year or less	$1,160
Due after one year through two years	882
Due after two years through three years	835
Due after three years through four years	834
Due after four years through five years	834
Thereafter	13,823

Total	$18,368

     Lease agreements for Bank premises generally provide for increases in the basic rentals resulting from increases in property taxes and maintenance expenses. Such increases are not expected to have a material effect on the Bank.
     The Bank entered into a $12,600,000 and $5,000,000 par value consolidated obligation discount note that had traded but not settled at March 31, 2006 and December 31, 2005. The Bank did not enter into any traded but not settled consolidated obligation bonds at March 31, 2006 and December 31, 2005.
     The Bank is subject to legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Bank’s financial condition or results of operations.
     Notes 3, 6, 7, and 11 discuss other commitments and contingencies.

Note 13—Activities with Stockholders and Housing Associates
     Under the Bank’s capital plan, the only voting rights conferred upon the Bank’s members are for the election of directors. In accordance with the Act and Finance Board regulations, members elect a majority of the Bank’s Board of Directors. The remaining directors are appointed by the Finance Board. Under statute and regulations, each elective directorship is designated to one of the five states in the Bank’s district and a member is entitled to vote for candidates for the state in which the member’s principal place of business is located. A member is entitled to cast, for each applicable directorship, one vote for each share of capital stock that the member is required to hold, subject to a statutory limitation. Under this limitation, the total number of votes that a member may cast is limited to the average number of shares of the Bank’s capital stock that were required to be held by all members in that state as of the record date for voting. Non-member stockholders are not entitled to cast votes for the election of directors. At March 31, 2006 and December 31, 2005, no member owned more than 10 percent of the voting interests of the Bank due to statutory limits on members’ voting rights as discussed above.
     Transactions with Stockholders
     The Bank is a cooperative, which means that current members own nearly all of the outstanding capital stock of the Bank and may receive dividends on their investment. Former members own the remaining capital stock to support business transactions still carried on the Bank’s statements of condition. All advances are issued to members and former members, and all mortgage loans held for portfolio are purchased from members. The Bank also maintains demand deposit accounts for members primarily to facilitate settlement activities that are directly related to advances and mortgage loan purchases. The Bank may not invest in any equity securities issued by its stockholders. The Bank extends credit to members in the ordinary course of business on substantially the same terms, including interest rates and collateral that must be pledged to us, as those prevailing at the time for comparable transactions with other members unless otherwise discussed. These extensions of credit do not involve more than the normal risk of collectibility and do not present other unfavorable features.
     In addition, the Bank has investments in Federal funds sold, interest-bearing deposits, commercial paper, and mortgage-backed securities that were issued by affiliates of our members. All investments are transacted at market prices and mortgage-backed securities are purchased through securities brokers or dealers.

     The following table shows transactions with members and their affiliates, former members and their affiliates, and housing associates at March 31, 2006 and December 31, 2005 (dollars in thousands):

	March 31,	December 31,
	2006	2005
Assets:
Interest-bearing deposits	$—	$2,600
Federal funds sold	285,000	510,000
Investments	69,536	299,214
Advances	22,024,028	22,283,315
Accrued interest receivable	21,455	14,744
Derivative assets	4,618	3,343
Other assets	101	102

Total	$22,404,738	$23,113,318

Liabilities:
Deposits	$808,927	$849,103
Mandatorily redeemable capital stock	83,605	85,084
Accrued interest payable	148	199
Derivative liabilities	21,630	27,042
Other liabilities	101	102

Total	$914,411	$961,530

Notional amount of derivatives	$2,610,491	$2,502,463
Standby letters of credit	1,112,333	1,144,877
Transactions with Directors’ Financial Institutions
     In the normal course of business, the Bank extends credit to our members whose directors and officers serve as our directors (Directors’ Financial Institutions). Finance Board regulations require that transactions with Directors’ Financial Institutions be subject to the same eligibility and credit criteria, as well as the same terms and conditions, as all other transactions. At March 31, 2006 and December 31, 2005, advances outstanding to the Bank Directors’ Financial Institutions aggregated $124,897,000 and $214,816,000, representing 0.6 percent and 1.0 percent of the Bank’s total outstanding advances. During the three months ended March 31, 2006 and 2005, the Bank acquired approximately $414,000 and $928,000 of mortgage loans that were originated by the Bank Directors’ Financial Institutions. At March 31, 2006 and December 31, 2005, capital stock outstanding to the Bank Directors’ Financial Institutions aggregated $16,025,000 and $20,824,000, representing 0.8 percent and 1.0 percent of the Bank’s total outstanding capital stock. The Bank did not have any investment or derivative transactions with Directors’ Financial Institutions during the three months ended March 31, 2006 and 2005.

     Business Concentrations
     The Bank has business concentrations with stockholders whose capital stock outstanding was in excess of 10 percent of the Bank’s total capital stock outstanding.
     Capital Stock – The following tables present members and their affiliates holding 10 percent or more of outstanding capital stock (including stock classified as mandatorily redeemable) at March 31, 2006 and December 31, 2005 (shares in thousands):

			Shares at	Percent of
			March	Total Capital
Name	City	State	31, 2006	Stock
Superior	Minneapolis	MN	5,101	25.5%
Wells Fargo Bank, N.A.	Sioux Falls	SD	189	0.9

			5,290	26.4%

			Shares at	Percent of
			December	Total Capital
Name	City	State	31, 2005	Stock
Superior	Minneapolis	MN	5,252	26.0%
Wells Fargo Bank, N.A.	Sioux Falls	SD	189	1.0

			5,441	27.0%

     Investments – During 2002, the FHLBank of Chicago began developing a mortgage securitization vehicle for members of the FHLBanks called the Shared Funding Program. Under the Shared Funding Program, FHLBank members sell mortgage loans into the initial vehicle, and FHLBanks, such as the Bank, could then buy the resulting Certificates that were secured by the real estate loans in the securitization trust. No credit enhancement fee payment, such as the base credit enhancement fee or the additional credit enhancement fee used in the MPF program, was contemplated in connection with the Shared Funding Program.

     The Bank was willing to participate in the MPF shared funding program, but only if participating members purchased the Bank’s stock to support its ability to fund its purchase of Shared Funding Certificates. Superior was the only member who participated in the shared funding program with the Bank. The Bank reached an understanding with Superior that it would provide Superior with a return on this transaction that was comparable to the return that the Bank provided to Superior under the MPF program through the payment of an additional fee. The parties entered into a letter agreement dated March 12, 2003 pursuant to which the Bank paid Superior sufficient sums to achieve this result. The Bank purchased a total of $155,600,000 in Shared Funding Certificates supported by purchases of our stock by Superior. The total amount paid to Superior under the letter agreement was $2,000 and $8,000 for the three months ended March 31, 2006 and 2005. The letter agreement was terminated by the Bank by letter dated January 13, 2006.
     In the normal course of business, the Bank may invest in interest-bearing deposits, commercial paper, and overnight and term Federal funds from Wells Fargo and its affiliates. All investment transactions are done at current market rates.
     Advances –The following table shows a roll forward of the Bank’s advances outstanding to Wells Fargo at March 31, 2006 (dollars in thousands).

		Percent of
		Total
	Par Value	Par Value
Balance, December 31, 2005	$700,000	3.2%
Advances made	—
Principal collected	—

Balance, March 31, 2006	$700,000	3.2%

     Total interest income from Wells Fargo amounted to $8,309,000 and $38,292,000 for the three months ended March 31, 2006 and 2005. The Bank held sufficient collateral to cover the members’ advances and expected to incur no credit losses as a result of them.
     Mortgage Loans – Wells Fargo Bank, N.A., through its predecessor bank, Norwest Bank, N.A. (Norwest), was a member in 1999 when the Bank began participating in the MPF program. Norwest’s affiliate, Superior, became a PFI at the outset of the MPF program. The Bank did not purchase mortgage loans from Superior during the first quarter of 2006 or 2005. At March 31, 2006 and December 31, 2005 88 percent of the Bank’s loans outstanding were from Superior.
     Other –The Bank executed a 20-year lease with a Wells Fargo affiliate to acquire space in a new building for the Bank’s headquarters. Construction of the new building began in mid-2004, and the bank expects its new headquarters to be ready for occupancy by no later than February 2007. The Bank has agreed to an annualized cost of $20.00 per square foot for the first 10 years and $22.00 per square foot in years 11 through 20. The Bank expects to lease approximately 40,000 square feet. A third party representative was retained by the Bank to negotiate the lease on its behalf.
Note 14—Activities With Other FHLBanks
     The Bank previously invested in other FHLBank consolidated obligations, for which the other FHLBanks are the primary obligor, for liquidity purposes. These investments in other FHLBank consolidated obligations were purchased in the secondary market from third parties and were accounted for as available-for-sale securities. The Bank sold all of its investments in other FHLBank consolidated obligations in December 2005.
     The Bank recorded interest income from these investments in other FHLBank consolidated obligations. Interest income amounted to $995,000 from the FHLBank of San Francisco and $525,000 from the FHLBank of Indianapolis for the three months ended March 31, 2005.

     The Bank purchased MPF shared funding certificates from the FHLBank of Chicago.
     The FHLBank of Chicago participates in portions of mortgage loans purchased by the Bank from its participating members. The following table shows the participations for the three months ended March 31, 2006 and 2005 (dollars in thousands):

	Three Months Ended March 31,
	2006	2005
Des Moines purchases	$86,860	$111,048
Chicago participations	—	2,012

Total	$86,860	$113,060

Total Chicago participations as a percent of the total	0.0%	1.8%

     In addition, the Bank recorded service fee expense as an offset to other income due to its relationship with the FHLBank of Chicago in the MPF program. The Bank recorded $124,000 and $78,000 in service fee expense to the FHLBank of Chicago for the three months ended March 31, 2006 and 2005 which was recorded as a reduction of other income.
     The Bank made program contributions to the FHLBank of Chicago to participate in the MPF program of $1,000,000 in 1999 and $500,000 in 2000. The FHLBank of Chicago pays the Bank a monthly participation fee based on the aggregate amount of outstanding loans purchased under the MPF program. The Bank recorded other income of $75,000 for each of the three months ended March 31, 2006 and 2005. The FHLBank of Chicago is required to pay the Bank this monthly participation fee until the tenth anniversary of the day the agreement between the Bank and the FHLBank of Chicago is terminated. Either party may terminate the agreement with ninety days written notice to the other party.
     The Bank may sell or purchase unsecured overnight and term Federal funds at market rates to or from other FHLBanks.
     The Bank may make loans to other FHLBanks. The Bank did not make any loans to other FHLBanks during the three months ended March 31, 2006 and 2005.

     The following table shows loan activity from other FHLBanks at March 31, 2006 and 2005 (dollars in thousands):

	Beginning		Principal	Ending
Other FHLBank	Balance	Borrowings	Payment	Balance
March 31, 2006
San Francisco	$—	$270,000	$(270,000)	$—

Total	$—	$270,000	$(270,000)	$—

March 31, 2005
San Francisco	—	40,000	(40,000)	—

Total	$—	$40,000	$40,000)	$—

     The Office of Finance may also coordinate transfers of FHLBank debt amongst other FHLBanks. The Bank may, from time to time, assume the outstanding primary liability of another FHLBank rather than issue new debt for which the Bank is the primary obligor. If an FHLBank has acquired excess funding, that FHLBank may offer their debt to the other 11 FHLBanks at the current market rate of interest consistent with what may be expected in the auction process. The Bank may choose to assume the outstanding primary liability of another FHLBank as it would have a known price compared with issuing debt through the auction process where actual pricing is unknown prior to issuance. The Bank did not assume the outstanding primary liability of another FHLBank during the three months ended March 31, 2006 or 2005. The Bank accounts for these transfers in the same manner as it accounts for new debt issuances.